As filed with the Securities and Exchange Commission on September 24, 2012.

Registration no. 333-183441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FLEETMATICS GROUP PLC

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Ireland	7372	27-3112485
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

+353 (1) 413 1250

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

FleetMatics USA Group Holdings, Inc.

70 Walnut Street

Wellesley Hills, MA 02481

(866) 844-2235

(Name, Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

James Travers

Chief Executive Officer

70 Walnut Street

Wellesley Hills, MA 02481

(866) 844-2235

Kenneth J. Gordon, Esq. Joseph C. Theis Jr., Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Alan Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed offering to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Ordinary shares, par value €0.015 per share	8,984,375	$17.00	$152,734,375	$17,503.36

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to acquire to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The Registrant previously paid $11,460 of the total registration fee in connection with the prior filings of this Registration Statement. In accordance with Rule 457(a), an additional registration fee of $6,043.36 is being paid in connection with this amendment to the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION ISSUED SEPTEMBER 24, 2012

PROSPECTUS

7,812,500 Shares

Ordinary Shares

This is Fleetmatics Group PLC’s initial public offering. We are offering 6,250,000 of our ordinary shares and the selling shareholders are selling 1,562,500 of our ordinary shares. We will not receive any proceeds from the sale of shares to be offered by the selling shareholders.

We expect the initial public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “FLTX.”

We are a “controlled company” under the corporate governance rules for New York Stock Exchange-listed companies.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and have elected to adopt certain reduced public company reporting requirements. Investing in the ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also exercise their option to acquire up to an additional 1,171,875 ordinary shares from the selling shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. The selling shareholders include our principal shareholder and certain of our directors and officers, including our chief executive officer and chief financial officer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2012.

Barclays	BofA Merrill Lynch

RBC Capital Markets	Stifel Nicolaus Weisel	William Blair

Prospectus dated                 , 2012.

Neither we, the selling shareholders, nor the underwriters have authorized anyone to provide you with any additional information or information that is different from the information contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any free writing prospectus prepared by us or on our behalf may only be used where it is legal to sell these securities. The information in this prospectus or any free writing prospectus prepared by us or on our behalf is only accurate as of the date of this prospectus or such free writing prospectus.

Until                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated, all references in this prospectus to “FleetMatics” or the “Company,” “we,” “our,” “us” or similar terms refer to Fleetmatics Group PLC and its subsidiaries.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

This document has been prepared on the basis that any offer of shares in any relevant European Economic Area member state will be made pursuant to an exemption under European prospectus law from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

Overview

FleetMatics is a leading global provider of fleet management solutions delivered as software-as-a-service, or SaaS. Our mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. We offer intuitive, cost-effective Web-based and mobile application solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. As of June 30, 2012, we had more than 16,000 customers who collectively deployed our solutions in over 281,000 vehicles worldwide. The substantial majority of our customers are small and medium-sized businesses, or SMBs, each of which deploy our solutions in 1,000 or fewer vehicles. During the six months ended June 30, 2012, we collected an average of approximately 30 million data points per day from subscribers, and we have aggregated over 28 billion data points since our inception, which we believe provides valuable information that we may consider in the development of complementary solutions and additional sources of revenue.

We believe that the addressable market for our fleet management solutions is large, growing and underpenetrated. Frost and Sullivan, an independent research firm, reported that in 2010 there were approximately 18.5 million local commercial fleet vehicles in the U.S. and Canada, 11.3% of which utilized a fleet management solution. We believe that the global market opportunity is much larger and we estimate it to be in excess of 61 million vehicles. Our multi-tenant SaaS solutions are designed to meet the needs of SMBs, overcome existing barriers to adoption, and leverage the volumes of data transmitted to us from in-vehicle devices over cellular networks that we aggregate and analyze from our large and growing subscriber base.

We have grown our customer base, the number of vehicles using our solutions and our revenue in each year since our incorporation in 2004. We have developed a differentiated, cost-effective customer acquisition sales model based on leads sourced through both Web-based digital advertising and targeted outbound sales efforts. The following chart shows the aggregate number of vehicles under subscription for our fleet management solution as of December 31 for each of the years presented and as of June 30, 2012:

The chart above includes the number of vehicles under subscription with our subsidiary SageQuest, Inc., or SageQuest, before and after our acquisition of SageQuest in July 2010.

Our subscription revenue in 2011 grew 42.7% to $92.3 million compared to $64.7 million in 2010 and in the six months ended June 30, 2012 grew 37.1% to $58.4 million compared to $42.6 million in the six months ended June 30, 2011. We reported net income in 2011 of $2.9 million compared to a net loss in 2010 of $0.7 million, and we reported a net loss of $0.4 million in the six months ended June 30, 2012 compared to net income of $1.6 million in the six months ended June 30, 2011. Our Adjusted EBITDA in 2011 grew 94.7% to $21.7 million compared to $11.2 million in 2010 and in the six months ended June 30, 2012 grew 26.6% to $12.0 million compared to $9.5 million in the six months ended June 30, 2011. For a definition of Adjusted EBITDA and a reconciliation to net income (loss), see the section entitled “Summary Consolidated Financial Data—Adjusted EBITDA.”

Industry Background

Most small and medium-sized local service and distribution businesses rely on their fleet of commercial vehicles and mobile workforce to deliver products and services. These SMB fleet operators face significant operational challenges. Without knowing the location of each vehicle in a fleet, dispatchers often do not have the information necessary to optimally route their vehicles, resulting in lost time in route to a job location, increased fuel consumption, excessive vehicle mileage, and unnecessary wear and tear. Fleet operators lack oversight of their drivers which makes it more difficult for operators to validate hours worked, discourage unproductive worker behavior and incentivize greater efficiency.

Many fleet management alternatives do not adequately address the challenges faced by operators or are poorly suited for SMB adoption given their high up-front costs, technical complexity and difficulty of implementation and use. Fleet operators often use discrete point-to-point solutions, such as cellular phones, to monitor their fleet and mobile workers. These solutions do not enable continuous monitoring, making it difficult to validate hours worked and manage other day-to-day fleet activities. Additionally, paper-based techniques, spreadsheets and other manual processes used to manage fleet data tend to be inefficient and generate minimal business intelligence. Fleet management solutions targeting long-haul fleet carriers are not well-suited to SMB customers as these offerings typically feature complex functionality built into proprietary hardware devices and require high up-front costs associated with implementation.

Our Solutions

Our SaaS solutions enable businesses to meet the challenges associated with managing their local fleets by extracting actionable business intelligence from vehicle and driver behavioral data. We believe that our solutions benefit customers in the following ways:

Reduced operating costs. Businesses that use our solutions can monitor and manage route efficiency and reduce idle time, resulting in lower fuel costs and labor expenses, such as overtime pay. In addition, our software helps companies to monitor vehicle speeds, identify unauthorized usage, minimize fleet wear and tear as well as the likelihood of fines, and increase the prospects of recovering stolen vehicles.

Increased worker productivity and revenues. Our solutions enable our customers to enhance worker productivity by minimizing wasted time on and traveling to job sites, detecting extended breaks and unauthorized detours, and provide our customers with the ability to better align compensation with productivity.

Designed for SMBs. Our FleetMatics branded product is a competitively-priced solution that is easily accessed and used via a Web browser or mobile application and that can be quickly implemented with the assistance of our large network of third-party installers.

A robust platform for data aggregation. We aggregate data that is generated from the use of our solutions with data provided through partnerships, integration with third-party products, commercial or publicly available sources, and from our customers. This capability provides us with an opportunity to recognize trends and provide insights that complement our core product reports to help our customers optimize the performance of their fleet.

Highly scalable, reliable and cost-effective SaaS platform. We utilize a SaaS delivery model, which lowers operators’ costs by eliminating their need to own and support software or associated technology infrastructure. We have built our solutions to scale and support geographically-distributed fleets of any size as they grow.

Ability to integrate third-party products and services. Our software architecture facilitates integration with third-party applications and services, such as fuel cards, mapping and work order integration solutions, and other value-added software and services.

Device and network agnostic. Our fleet management solutions can be accessed over personal computers, tablets or smart phones, providing our customers with significant flexibility in how they access the business insights we provide.

Our Key Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

Efficient and scalable customer acquisition model. We have developed a scalable sales and marketing model that is focused on the efficient generation of a large number of customer leads, primarily through digital advertising, such as search engine marketing and optimization and email marketing as well as targeted outbound sales efforts. These techniques provide us with a flow of low-cost, qualified leads, both in the U.S. and internationally. We believe our marketing approach provides us with a cost-efficient and highly effective means of targeting and accessing the vast and geographically diverse SMB market and converting leads into paying subscribers.

Business intelligence approach to fleet management. Our approach to fleet management is based on our proprietary business intelligence software that enables our customers to analyze large volumes of complex vehicle and driver behavioral data by accessing over 40 pre-built reports online through an intuitive dashboard. Our technology platform enables users to consolidate large, disparate data sets and identify relationships and long-term historical trends within data through proactive prompts or when requested by the user. We believe that our solutions provide our customers with insights that help them make more informed and timely business decisions.

Software-as-a-Service model. Our SaaS-based solutions are offered through a subscription over the Internet and use a multi-tenant architecture, which enables us to run a single instance of our software code, add subscribers with minimal incremental expense and deploy new applications and upgrades quickly and efficiently.

Deep domain expertise. From inception, we have focused on small and medium-sized fleet markets. This focus enables us to understand the specific needs of SMB fleet operators as they evolve. We possess significant experience and expertise in fleet management solutions, which enable us to develop, implement and sell SaaS solutions purpose-built for our existing and prospective customers.

Large and growing ecosystem of fleets and vehicles. As of June 30, 2012, we had more than 16,000 customers who deployed our solutions in over 281,000 vehicles worldwide. In addition, our customers ran over 1.6 million reports and generated over one billion data points in June 2012. This vast amount of data not only provides valuable information for our business intelligence offerings, but also provides us with opportunities for increased revenue. Our large deployment footprint also provides us with an audience to whom we can market and sell incremental solutions, such as integration with fuel cards and global positioning system, or GPS, navigation devices, or third-party complementary products and services.

Our Growth Strategy

Our objective is to be the world’s leading provider of SaaS-based fleet management solutions. To accomplish this, we intend to:

Acquire new customers. We intend to acquire new customers by continuing to execute on our efficient sales model, leveraging our marketing efforts, capitalizing on word-of-mouth referrals and expanding our direct sales force.

Increase sales to existing customers. We believe that there are numerous opportunities to increase the penetration of our existing client base by selling our customers additional fleet management solutions, such as work order management, fuel card capabilities and GPS navigation device integration. We also expect our customers will acquire additional subscriptions as they add vehicles.

Continue to innovate and partner. We collaborate with our customers to build functionality that addresses their needs and requirements. We plan to continue to use our expertise in fleet management and strong relationships with our customers to invest in our software solutions and develop new applications, features and functionality which will enhance our solution and expand our addressable market. We also intend to pursue industry partnerships that can leverage our mobile platform to deliver increased value to our customers.

Capitalize on big data opportunity. During the six months ended June 30, 2012, we collected an average of approximately 30 million data points per day from customers’ vehicles and have aggregated over 28 billion data points since our inception. We believe this represents a significant asset from which we are developing complementary solutions and deriving incremental revenue opportunities.

Continue to expand internationally. In 2011 and in the first six months of 2012, 13.7% and 10.6%, respectively, of our revenue was generated outside of North America. We believe that a significant opportunity exists to increase our sales internationally.

Pursue strategic acquisitions. We may pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy.

Risks That We Face

You should carefully consider the risks described under the “Risk Factors” section beginning on page 12, and elsewhere in this prospectus. Some of these risks are:

•	failure to effectively and efficiently attract, sell to and retain SMB customers would adversely affect our operating results;

•

we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate one or more of our material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected;

•	we may not be able to retain and increase sales to our existing customers, which could negatively impact our financial results;

•	failure of local service and distribution businesses to adopt fleet management solutions could negatively impact our revenue;

•	our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations;

•	we face many risks associated with our plans to expand internationally, which could harm our business, financial condition, and operating results;

•	any significant disruption in service on our websites or in our computer systems could damage our reputation and result in a loss of customers, which would harm our business and operating results; and

•

our directors, executive officers, and holders of more than 5% of our ordinary shares prior to this offering, together with their affiliates, will continue to have substantial control over us after this offering and will beneficially own, in the aggregate, approximately 26,924,415 of our outstanding ordinary shares, which could delay or prevent a change in corporate control.

These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment.

Our Status as a Controlled Company

After this offering our largest shareholder will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that we have a compensation committee that is composed entirely of independent directors; the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors; and the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Our Corporate Information

The legal and commercial name of our company is Fleetmatics Group PLC. We were incorporated in Ireland on October 28, 2004 as a private limited company. Before commencing this offering, we changed our corporate structure from a private limited company to a public limited company. A public limited company known as Fleetmatics Group PLC became the holding company of the FleetMatics group by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of FleetMatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC included in this prospectus. Our registered and principal office is located at Block C, Cookstown Court, Belgard Road, Tallaght, Dublin 24, Ireland. Our U.S. headquarters office is located at 70 Walnut Street, Wellesley Hills, Massachusetts and our telephone number is (866) 844-2235.

Our website address is www.fleetmatics.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

THE OFFERING

Issuer	Fleetmatics Group PLC

Ordinary shares offered by FleetMatics	6,250,000 ordinary shares

Ordinary shares offered by selling shareholders	1,562,500 ordinary shares

Ordinary shares to be outstanding immediately after this offering	34,418,867 ordinary shares

Offering price	$ per ordinary share

New York Stock Exchange symbol	“FLTX”

Option to acquire additional shares	The selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to acquire an aggregate of up to an additional 1,171,875 ordinary shares at the public offering price, less the underwriting discount. See “Underwriting” for more information.

Use of proceeds	We estimate that we will receive net proceeds from this offering of $88.5 million based upon an assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of the date of this prospectus, we have no specific plans for the use for the net proceeds of this offering, or a significant portion thereof. We anticipate that we will use the net proceeds we will receive from this offering for working capital and other general corporate purposes, including funding of our marketing activities, repayment of indebtedness and the costs of operating as a public company and further investment in the development of our proprietary technologies. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We will not receive any of the proceeds from sales of ordinary shares by the selling shareholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.

The number of ordinary shares to be outstanding after this offering is based on 1,515,484 ordinary shares outstanding as of June 30, 2012 and excludes:

•	3,367,166 ordinary shares issuable upon the exercise of stock options outstanding as of June 30, 2012 at a weighted average exercise price of $4.84 per share;

•

1,417,537 additional ordinary shares reserved for future issuance of stock option and other share-based awards under our Amended and Restated 2004 Share Option Plan, which we refer to as the 2004 Plan, and under our 2011 Stock Option and Incentive Plan, which we refer to as the 2011 Plan; and

•	400,000 ordinary shares reserved for future issuance under our 2012 Employee Share Purchase Plan, which will become effective upon closing of this offering.

Except as otherwise indicated, the information in this prospectus:

•	gives effect to our amended and restated articles of association, which will be in effect upon the closing of this offering;

•	gives effect to the conversion of all of our outstanding redeemable convertible preferred shares into 26,653,383 ordinary shares upon the closing of this offering;

•

gives effect to a 1-for-1.5 reverse stock split of our ordinary shares and a proportional adjustment to the existing conversion ratio of each series of our preferred shares, which became effective on September 21, 2012; and

•	assumes no exercise by the underwriters of their option to acquire up to an additional 1,171,875 ordinary shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize certain consolidated financial and other data for our business. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the year ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2009 from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2011 and 2012 and the consolidated balance sheet data as of June 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in any future period, and our interim results are not necessarily indicative of results that should be expected for the full year.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Subscription revenue	$46,057	$64,690	$92,317	$42,587	$58,405
Cost of subscription revenue	16,161	22,941	28,631	13,466	17,332

Gross profit	29,896	41,749	63,686	29,121	41,073

Operating expenses:
Sales and marketing	16,113	20,447	33,391	15,948	20,199
Research and development	2,866	4,061	6,021	2,743	3,374
General and administrative	6,853	14,628	18,309	8,586	14,229

Total operating expenses	25,832	39,136	57,721	27,277	37,802

Income from operations	4,064	2,613	5,965	1,844	3,271
Interest income (expense), net	74	(1,012)	(2,386)	(1,156)	(1,104)
Foreign currency transaction gain (loss), net	68	(907)	155	642	(142)
Loss on extinguishment of debt	—	—	—	—	(934)

Income before income taxes	4,206	694	3,734	1,330	1,091
Provision for (benefit from) income taxes	1,344	1,430	865	(266)	1,457

Net income (loss)	2,862	(736)	2,869	1,596	(366)
Accretion of redeemable convertible preferred shares to redemption value	(609)	(418)	(446)	(220)	(222)
Modification of redeemable convertible preferred shares	—	(6,542)	—	—	—
Net income attributable to participating securities	(873)	—	(2,294)	(1,302)	—

Net income (loss) attributable to ordinary shareholders	$1,380	$(7,696)	$129	$74	$(588)

Net income (loss) per share attributable to ordinary shareholders(1):
Basic	$0.13	$(0.77)	$0.09	$0.05	$(0.39)

Diluted	$0.12	$(0.77)	$0.08	$0.05	$(0.39)

Weighted average ordinary shares outstanding (1):
Basic	10,936	10,051	1,497	1,497	1,510

Diluted	11,851	10,051	2,078	1,880	1,510

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
Pro forma net income (loss) per share attributable to ordinary shareholders (unaudited)(2):
Basic			$0.10		$(0.01)

Diluted			$0.10		$(0.01)

Pro forma weighted average ordinary shares outstanding (unaudited)(2):
Basic			28,151		28,163

Diluted			28,731		28,163

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(dollars in thousands)
Other Financial and Operating Data (unaudited):
Total vehicles under subscription(3)	130,000	172,000	237,000	200,000	281,000
Adjusted EBITDA(4)	$10,867	$11,171	$21,748	$9,472	$11,988
Net churn(5)	1.4%	(1.3)%	3.2%	1.0%	1.8%

	As of June 30, 2012
	Actual	Pro Forma As Adjusted(6)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$8,151	$96,601
Working capital (deficit)(7)	(8,759)	81,117
Total assets	111,788	198,812
Total debt (net of discount), including capital lease obligations	25,148	25,148
Redeemable convertible preferred shares	131,061	—
Total shareholders’ equity (deficit)	(110,618)	108,893

(1)	See Note 16 to our consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to ordinary shareholders.

(2)	See Note 16 to our consolidated financial statements for further details on the calculation of pro forma net income (loss) per share attributable to ordinary shareholders.

(3)	This metric represents the number of vehicles under subscription by our customers utilizing one or more of our SaaS solutions at the end of the period presented. This number includes the number of vehicles under subscription with SageQuest before and after our acquisition of SageQuest in July 2010. Since our revenue is primarily driven by the number of vehicles under subscription to our SaaS solutions, we believe that total vehicles under subscription is an important metric to monitor.

(4)	We present Adjusted EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), foreign currency transaction gain (loss), depreciation and amortization of property and equipment, amortization of capitalized in-vehicle devices owned by customers, amortization of intangible assets, share-based compensation, transaction costs related to acquired businesses, expenses incurred under our Management Services Agreement dated November 23, 2010, or Management Services Agreement, with Privia Enterprises Limited, or Privia (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Privia Management Services Agreement”), and loss on extinguishment of debt. See “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(5)

We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. SageQuest vehicles under subscription and vehicles under subscription lost are not reflected as part of the churn calculation prior to July 2010 when we acquired it.

(6)	Gives effect to the automatic conversion of all of our outstanding redeemable convertible preferred shares into 26,653,383 ordinary shares upon the closing of this offering and the receipt of the estimated net proceeds from this offering based on an assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per ordinary share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease cash, working capital, total assets and total shareholders’ equity by $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(7)	We define working capital (deficit) as current assets less current liabilities.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), foreign currency transaction gain (loss), depreciation and amortization of property and equipment, amortization of capitalized in-vehicle devices owned by customers, amortization of intangible assets, share-based compensation, transaction costs related to acquired businesses, expenses incurred under our Management Services Agreement with Privia, and loss on extinguishment of debt. We have provided a reconciliation below of Adjusted EBITDA to net income (loss), the most directly comparable financial measure presented in accordance with GAAP.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans, and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our Board of Directors in connection with the payment of bonuses to our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not include foreign currency transaction gains and losses; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following unaudited table presents a reconciliation from net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$2,862	$(736)	$2,869	$1,596	$(366)
Provision for (benefit from) income taxes	1,344	1,430	865	(266)	1,457
Interest (income) expense, net	(74)	1,012	2,386	1,156	1,104
Foreign currency transaction (gain) loss, net	(68)	907	(155)	(642)	142
Depreciation and amortization of property and equipment	6,615	7,397	7,581	3,639	4,475
Amortization of capitalized in-vehicle devices owned by customers	—	36	344	138	308
Amortization of intangible assets	14	317	3,349	1,674	1,166
Share-based compensation	174	149	2,292	1,078	969
Transaction costs related to acquired businesses	—	428	—	—	—
Management Services Agreement expense	—	231	2,217	1,099	1,799
Loss on extinguishment of debt	—	—	—	—	934

Adjusted EBITDA (unaudited)	$10,867	$11,171	$21,748	$9,472	$11,988

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and any free writing prospectus we may provide you before deciding to invest in our ordinary shares. The risks and uncertainties described below and elsewhere in this prospectus, including in the section headed “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially adversely affect our business. Any of the following risks could adversely affect our business, financial condition, cash flow and results of operations. In such case, the trading price of our ordinary shares could decline, and you could lose some or all of your investment.

Risks Related to Our Business

Failure to effectively and efficiently attract, sell to and retain SMB customers would adversely affect our operating results.

We primarily market and sell our solutions to SMBs. SMB customers are challenging to reach, acquire and retain in a cost-effective manner. To grow our revenue, we must add new customers, sell additional functionality to existing customers and encourage existing customers to renew their subscriptions. Selling to and retaining SMB customers is more difficult than selling to and retaining enterprise customers because SMB customers generally:

•	have high failure rates;

•	are price sensitive;

•	are difficult to reach with targeted sales campaigns;

•	have high churn rates in part because of the scale of their businesses and the ease of switching services; and

•	generate less revenue per customer and per transaction.

If we are unable to market and sell our solutions to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue and maintain and grow our profitability will be harmed.

We may not be able to retain and increase sales to our existing customers, which could negatively impact our financial results.

We generally license our solutions pursuant to customer agreements with an initial term of 36 months. Most agreements provide for renewal automatically for one-year intervals unless the customer elects otherwise, although our customers have no obligation to renew these agreements after their term expires. We also actively seek to sell additional solutions to our existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or sell additional functionality to them and, as a result, our revenue and ability to grow would be adversely affected. We track our historical data with respect to customer renewal rates, particularly by measuring the number of new subscriptions added, less the number of subscriptions terminated, divided by the total average customers during a period, which we refer to as churn. However, we may not be able to accurately predict future trends in customer renewals and the resulting churn. Customers may choose not to renew their subscriptions for many reasons, including the belief that our service is not required for their business needs or is otherwise not cost-effective, a desire to reduce discretionary spending, or a belief that our competitors’ services provide better value. Additionally, our customers may not renew for reasons entirely out of our control, such as the dissolution of their business, which is particularly common for SMB customers. A significant increase in our churn would have an adverse effect on our business, financial condition, and operating results.

A part of our growth strategy is to sell additional new features to our existing customers. Our ability to sell new features to customers will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to enhance existing solutions, such as integration with fuel cards and GPS navigation devices, or introduce or acquire new solutions on a timely basis to keep pace with technological developments both within our industry and in related industries. However, we may prove unsuccessful either in developing new features or in expanding the third-party software and products with which our solutions integrate. In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new solutions we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them or better anticipates the innovation and integration opportunities in related industries, those competitors may be able to provide more effective or cheaper solutions than ours.

Another part of our growth strategy is to sell additional subscriptions to existing customers as their fleet sizes increase. We cannot be assured that our customers’ fleet sizes will continue to increase. A significant decrease in our ability to sell existing customers additional functionality or subscriptions would have an adverse effect on our business, financial condition, and operating results.

Adverse economic conditions or reduced spending on information technology solutions, particularly by small and medium-sized local service and distribution businesses, may adversely impact our revenue and profitability.

Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. We are unable to predict the likely duration and severity of the current adverse economic conditions in the U.S. and other countries, particularly in Europe, but the longer the duration, the greater risks we face in operating our business. Furthermore, our solutions are designed predominately for small and medium-sized local service and distribution businesses, which frequently have limited budgets and may be more likely to be significantly affected by economic downturns and other macroeconomic factors affecting spending behavior than larger enterprises. SMB customers may choose to spend the limited funds that they have on items other than our solutions and may experience higher failure and bankruptcy rates, which would negatively affect the overall demand for our products, increase customer attrition and could cause our revenue to decline. We cannot assure you that current economic conditions, worsening economic conditions or prolonged poor economic conditions will not have a significant adverse impact on the demand for our solutions, and consequently on our results of operations and prospects.

Failure of local service and distribution businesses to adopt fleet management solutions could negatively impact our revenue.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of subscriptions to our fleet management solutions. As a result, widespread acceptance and use of fleet management solutions is critical to our future revenue growth and success. If the market for fleet management solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions could be negatively affected.

Changes in customer preferences for fleet management solutions may have a disproportionately greater impact on us than if we offered multiple products and services. The market for fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for our fleet management solutions include:

•	awareness of our brand and fleet management solutions generally;

•	the reliability of our solutions;

•	actual and perceived fuel and vehicle maintenance costs, including decreases in fuel prices;

•	assumptions regarding general mobile workforce inefficiency;

•	the price, performance, features, and availability of products and services that compete with ours;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of growth in online solutions generally.

Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.

We use a number of lead generation programs to promote our solutions. Significant increases in the pricing of one or more of our lead generation channels would increase our overall lead generation costs or cause us to choose less expensive and perhaps less effective channels. For example, a portion of our potential customers locate our website through search engines, such as Google, Bing, and Yahoo!, representing one of the most efficient means for generating cost-effective SMB customer leads. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may continue to increase in the future. As we add to or change the mix of our lead generation strategies, we may need to expand into channels with significantly higher costs than our current programs, which could adversely affect our operating results. If we are unable to maintain effective advertising programs, our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our operating results may suffer.

If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and operating results would be adversely affected.

We generate substantially all of our revenue from the sale of subscriptions to our solutions. In order to grow, we must continue to efficiently convert customer leads, many of whom have not previously used fleet management solutions, into customers. Our Web-based sales team is the primary driver of cost-effective conversion of customer leads into customers, particularly in the case of SMB customers who are more difficult to reach with targeted sales campaigns and who tend to generate less revenue per transaction. Our Web-based sales team is able to sell our solutions to the geographically-disparate SMB market much more efficiently than a traditional field-based direct sales force. To execute our growth plan, we must continue to attract and retain highly qualified Web-based sales personnel. We may experience difficulty in hiring and retaining highly skilled Web-based sales and marketing employees. An inability to convert customer sales leads into customers on a cost-effective basis could adversely affect our revenue and operating results.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause declines or volatility in the price of our ordinary shares.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our ordinary shares could decline substantially. The following factors, among others, could cause fluctuations in our quarterly operating results:

•	our ability to attract new customers and retain existing customers;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	our ability to introduce new features, including integration of our existing solutions with third-party software and devices;

•	the actions of our competitors, including consolidation within the industry, pricing changes or the introduction of new services;

•	our ability to effectively manage our growth;

•	our ability to successfully manage any future acquisitions of businesses, solutions, or technologies;

•	the timing and cost of developing or acquiring technologies, services, or businesses;

•	the timing, operating costs, and capital expenditures related to the operation, maintenance, and expansion of our business;

•	service outages or security breaches and any related occurrences which could impact our reputation;

•

the impact of worldwide economic, industry, and market conditions, including disruptions in financial markets and the deterioration of the underlying economic conditions in some countries, and those conditions specific to Internet usage and online businesses;

•	trade protection measures (such as tariffs and duties) and import or export licensing requirements;

•	fluctuations in currency exchange rates;

•	costs associated with defending intellectual property infringement and other claims; and

•	changes in government regulation affecting our business.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate one or more of our material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for this offering, our independent registered public accounting firm undertook audits of our financial statements for the years ended December 31, 2010 and December 31, 2011, which were completed simultaneously. During the course of these audits, material adjustments to various accounts were necessary. These adjustments led our independent registered public accounting firm to communicate that we had material weaknesses as of December 31, 2010 and December 31, 2011 as follows:

•	we did not have sufficient formalized policies and procedures to ensure that complete and accurate, consolidated financial information was prepared and reviewed timely in accordance with U.S. GAAP;

•	we lacked sufficient integrated systems to consolidate multi-currency financial information in a complete, accurate and timely manner;

•

we lacked a sufficient number of resources to completely and accurately record accounting transactions in accordance with U.S. GAAP as well as resources with the technical accounting expertise to completely and accurately account for complex and unique transactions in a timely manner, and to prepare and review financial statements and footnote disclosures; and

•	we lacked sufficient and timely formalized monthly, quarterly and annual financial data reviews and analysis.

These material weaknesses contributed to multiple audit adjustments principally, but not limited to, the following areas: taxes; intercompany transactions, including foreign currency impacts; deferred revenue; equity accounting in connection with our issuance of Series B redeemable convertible preferred shares in 2010; share-based compensation; purchase accounting in connection with our acquisition of SageQuest in July 2010; the consolidation process; and period-end cutoffs for expenses.

We have begun remediation efforts. For a discussion of our remediation plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures.” The actions we will take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we are implementing a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. If we are unable to successfully remediate these material weaknesses, and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Our failure to remediate the material weaknesses identified as of December 31, 2010 and December 31, 2011, or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the Securities and Exchange Commission, or SEC, on a timely and accurate basis. Moreover, our failure to remediate the material weaknesses identified as of December 31, 2010 and December 31, 2011, or the identification of additional material weaknesses, could prohibit us from complying with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, such as (i) annual management assessments of the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering and (ii) a report by our independent registered public accounting firm regarding the effectiveness of such internal control for the first fiscal year beginning after the effective date of this offering if we do not take advantage of an exemption contained in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. If we do take advantage of this exemption contained in the JOBS Act, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, which could begin as late as our annual report on Form 20-F for the year ending December 31, 2017, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. If we are unable to comply with Section 404 or otherwise are unable to produce timely and accurate financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with exchange listing requirements.

We are migrating to a new accounting system and, if this new system proves ineffective, we may be unable to timely or accurately prepare financial reports.

We are in the process of upgrading our accounting systems to provide us with the necessary accounting controls needed for our financial reporting requirements as a public company. Any problems associated with the implementation of our new and enhanced accounting platform or the failure to complete such implementation on a timely basis could adversely affect our ability to report financial information as our company grows, including the filing of our quarterly or annual reports with the SEC on a timely and accurate basis. After converting from prior systems and processes, we may discover data integrity problems or other issues that, if not corrected, could impact our business or financial results.

We incurred operating losses in recent fiscal periods and may be unable to regain profitability, which may negatively impact our ability to achieve our business objectives.

We incurred operating losses in certain recent fiscal periods. We reported net income of $2.9 million for 2009, a net loss of $0.7 million for 2010, net income of $2.9 million for 2011, and a net loss of $0.4 million for the first six months of 2012. We cannot predict if we will regain profitability in the near future or at all. We expect to continue making significant expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant accounting, legal and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to regain profitability. The recent growth in our revenue and customer base may not be sustainable, and we may not generate sufficient revenue to regain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this section, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to regain profitability and the failure to fund our capital requirements may negatively impact our ability to achieve our business objectives.

The market in which we participate is highly fragmented and competitive, with low barriers to entry. If we do not compete effectively, our operating results may be harmed.

The market for fleet management solutions is highly fragmented, consisting of a significant number of vendors, competitive and rapidly changing, with relatively low barriers to entry. Competition in our market is based primarily on the level of difficulty in installing, using and maintaining solutions, total cost of ownership, product performance, functionality, interoperability, brand and reputation, distribution channels, industries and the financial resources of the vendor. We expect competition to intensify in the future with the introduction of new technologies and market entrants. Mobile service and software providers, such as Google and makers of GPS navigation devices, such as Garmin, provide limited services at lower prices or no charge, such as basic GPS-based mapping, tracking and turn-by-turn directions that could be expanded or further developed to more directly compete with our solutions. We primarily compete with Teletrac, a Trafficmaster Plc Company, and Trimble Navigation Limited, and, to a lesser extent, other companies. Competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share, any of which would likely cause serious harm to our operating results.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many of the potential entrants, particularly those providing enterprise-level solutions and those who historically focused on the long-haul industry, may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand their business to include the SMB market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.

The industry in which we compete and related industries are characterized by rapid technological change, frequent introductions of new products and evolving industry standards. In addition to the fleet management solutions industry, we are subject to changes in the automotive, mobile handset, GPS navigation device and work flow software industries. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as automobile manufacturers evolve in-vehicle technology, GPS tracking devices may become standard equipment and compete against our solutions. Furthermore, major gains in fuel efficiency may lead to a relative decrease in the demonstrable return on investment of our solutions perceived by our customers. If we are unable to adapt to rapid technological change, it could adversely affect our results of operations and our ability to remain competitive.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business could be harmed.

The fleet management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Much of this litigation involves patent holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own patent portfolio may provide little or no deterrence.

For example, on April 20, 2011, we were sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The complaint alleges that we have infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. We believe that a loss in this claim is reasonably possible, but we are unable to estimate a range of loss as we are continuing to investigate the claim. While we do not believe that this litigation will have a material adverse effect on our business, financial condition, or operating results, we cannot assure you that this will be the case.

From time to time, in the ordinary course of business, we have been threatened with litigation, including litigation by employees, former employees, clients, or former clients. For example, on August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. The complaint alleges that we recorded thousands of telephone calls in violation of Florida Statutes Section 934.03. The complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of our offices in Florida on the telephone and had their telephone conversations recorded without their consent or advance notice, from the date of the earliest recording by us through the present. The complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida Statutes Section 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violation or $1,000, whichever is higher.” We removed the case to the United States District Court for the Middle District of Florida on September 13, 2012, U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 8:12-CV-2079. We moved to dismiss the complaint on September 20, 2012. This matter is in its very early stages, but there can be no assurance that this matter will not have a material adverse effect on our business, financial condition and operating results.

We cannot assure you that we will prevail in any current or future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. In addition, we could be obligated to indemnify our customers against third parties’ claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our solutions from the market could harm our business, financial condition and operating results.

In addition, we incorporate open source software into our platform. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could adversely affect our business.

If we are unable to protect our intellectual property and proprietary technologies, our business may be adversely affected.

Our future success and competitive position depend in large part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademark, patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently or in the future provide us with a competitive advantage. We cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We have one issued U.S. patent, seven pending U.S. patent applications, and two pending U.S. trademark applications. We have one Irish patent and one European patent. We also have two pending international patent applications filed under the Patent Cooperation Treaty. We cannot assure you that any patents or trademarks will issue from any of our pending or future patent or trademark applications, that any patents or trademarks that issue from such applications will give us the protection that we seek, or that any such patents or trademarks will not be challenged, invalidated, or circumvented. Any patents or trademarks that may issue in the future from our pending or future patent and trademark applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

We cannot assure you that the steps we take will be adequate to protect our technologies and intellectual property, our patent and trademark applications will lead to issued patents or registered trademarks, others will not develop or patent similar or superior technologies or solutions, or that our patents, trademarks, and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Others may independently develop technologies that infringe on our intellectual property rights. Defending and enforcing our intellectual property rights may result in litigation, which can be costly and divert management attention and resources. Any such litigation may not be successful even if such rights have been infringed, and an adverse decision could limit the scope of such rights. If our efforts to protect our technologies and intellectual property are inadequate, the value of our intangible assets may be diminished and competitors may be able to replicate our solutions and methods of operations. Any of these events could have a material adverse effect on our business, financial condition, and operating results.

We depend in part on confidentiality agreements that may not adequately protect our trade secrets and proprietary information, which could adversely affect our business.

We have devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, licensees, independent contractors, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights, and failure or inability to obtain or maintain trade secret protection or otherwise protect our intellectual property rights could adversely affect our business.

We rely on third-party software and other intellectual property to develop and provide our solutions and significant increases in licensing costs or defects in third-party software could harm our business.

We rely on software and other intellectual property licensed from third parties to develop and offer our solutions, including mapping software and data from Google to provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions, which could harm our business.

Our solutions integrate with third-party technologies and if our solutions become incompatible with these technologies, our solutions would lose functionality and our customer acquisition and retention could be adversely affected.

Our solutions integrate with third-party software and devices to allow our solutions to perform key functions. For example, we offer integration with work flow software products, such as ARRIS Solutions, Garmin GPS navigation devices and fuel card providers such as FleetCor, among others. Although to date this integration has been accomplished using open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products as easily or without additional cost. Additionally, errors, viruses or bugs may also be present in third-party software that our customers use in conjunction with our solutions. Changes to third-party software that our customers use in conjunction with our solutions could also render our solutions inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our products until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 187 at December 31, 2009 to 290 at December 31, 2010, to 408 at December 31, 2011 and to 446 at June 30, 2012. Our subscription revenue increased from $46.1 million in 2009 to $64.7 million in 2010 and to $92.3 million in 2011 and increased from $42.6 million in the six months ended June 30, 2011 to $58.4 million in the six months ended June 30, 2012. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

The loss of one or more of our key personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business.

We depend on the continued service and performance of our key personnel, including our senior management. In addition, the sales and customer service-driven focus of our business and employees is vital to our growth plan. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If we fail to attract and train new personnel, or fail to retain, focus and motivate our current personnel, our business and growth prospects could be severely harmed.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in dilution to our shareholders, and consume resources that are necessary to sustain our business.

We may in the future acquire complementary products, services, technologies, or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment, or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

•	incur large charges or substantial liabilities; or

•	become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.

Any of these risks could harm our business and operating results.

We face many risks associated with our plans to expand internationally, which could harm our business, financial condition, and operating results.

We anticipate that our efforts to expand internationally will entail the marketing and advertising of our solutions and brand. While our software and websites are designed for ease of localization, we do not have substantial experience localizing our website and software into foreign languages. We also do not have substantial experience in selling our solutions in international markets outside of the U.S., Canada, the U.K. and Ireland or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and we may be required to invest significant resources in order to do so. We may not succeed in these efforts or achieve our customer acquisition or other goals. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings. In addition, the current instability in the eurozone could have many adverse consequences on our international expansion, including sovereign default, liquidity and capital pressures on eurozone financial institutions, reducing the availability of credit and increasing the risk of financial sector failures and the risk of one or more eurozone member states leaving the euro, resulting in the possibility of capital and exchange controls and uncertainty about the impact of contracts and currency exchange rates.

In addition, conducting expanded international operations subjects us to new risks that we have not generally faced in our current markets. These risks include:

•	localization of our solutions, including the addition of foreign languages and adaptation to new local practices and regulatory requirements;

•	lack of experience in other geographic markets;

•	strong local competitors;

•	the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates or restrictions on foreign currency;

•	potentially adverse tax consequences, including the complexities of transfer pricing, value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	dependence on third parties, including commercial partners with whom we do not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability, terrorist attacks, and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our solutions and may also limit or reduce the demand for our solutions outside of the U.S.

Our solutions rely on cellular and GPS networks and any disruption, failure or increase in costs could impede our profitability and harm our financial results.

Two critical links in our current solutions are between in-vehicle devices and GPS satellites and between in-vehicle devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our in-vehicle devices, requiring retrofitting of our in-vehicle devices could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility in order to maximize expected useful life of our in-vehicle devices, however, cellular carriers could in the future migrate allotted bandwidth from one network to another. Also, while we have included the ability to store GPS data in our in-vehicle devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would adversely affect our solutions’ functionality and utility and harm our financial results.

GPS is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage and it is not certain that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period. In addition, technologies that rely on GPS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solutions. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals, but we cannot assure you that they will not do so in the future.

Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

As Internet commerce continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our SaaS business model. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

Our solutions and products enable us to collect, manage and store a wide range of data related to fleet management such as vehicle location and fuel usage, speed and mileage. A valuable component of our solutions is our ability to analyze this data to present the user with actionable business intelligence. We obtain our data from a variety of sources, including our customers and third-party providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including the European Union and the United Kingdom, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

Our software may contain undetected errors, defects or software errors, which could result in damage to our reputation or harm to our operating results.

We warrant that our software will be free of defects for various periods of time. We must update our solutions quickly to keep pace with the rapidly changing market and the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released. In general, our software may not be free from errors or defects, which could result in damage to our reputation or harm to our operating results.

Any significant disruption in service on our websites or in our computer systems could damage our reputation and result in a loss of customers, which would harm our business and operating results.

Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and operating results, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, harming our churn rates, or increasing our cost of acquiring new customers.

We host our solutions and serve all of our customers from our network servers, which are principally located at third-party data center facilities in the Denver, Colorado and Dublin, Ireland areas. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Our disaster recovery systems are located at our third-party hosting facilities. While we are increasing redundancy, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our products. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers, subject us to potential liability, or harm our churn rates.

We provide minimum service level commitments to certain of our customers, and our failure to meet them could cause us to issue credits for future subscriptions or pay penalties, which could harm our results of operations.

Certain of our customer agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these customers with credits for future subscriptions, provide services at no cost or pay other penalties, which could adversely impact our revenue. We do not currently have any reserves on our balance sheet for these commitments.

We are exposed to fluctuations in currency exchange rates, which could expose us to losses.

A significant portion of our business is conducted outside the U.S., and as such, we face exposure to movements in non-U.S. currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. Currently, we do not actively hedge against these exposures. We intend to hedge only against those currency exposures associated with certain assets and liabilities denominated in non-functional currencies, which will be intended to offset the impact of currency exchange rate fluctuations on certain non-functional currency assets and liabilities. Our future attempts to hedge against these risks could be unsuccessful and expose us to losses.

Changes in our effective tax rate may reduce our net income in future periods.

While we believe that our organization as an Irish entity should improve our ability to maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. In general, under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. Trading income of an Irish resident company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish resident company (e.g., interest income, rental income or other passive income) is taxable at a rate of 25%. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs, we could become, or be regarded as having become tax resident in a jurisdiction other than Ireland. Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax as a result of a deemed disposal of our assets. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland, the U.S. and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities;

•	increases in expense not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

•	changes in available tax credits;

•	changes in share-based compensation;

•	changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

•	challenges to the transfer pricing policies related to our structure.

Our tax position could be adversely impacted by changes in tax rates generally, tax laws, tax treaties or tax regulations or changes in the interpretation of such laws, treaties or regulations by the tax authorities in Ireland, the U.S. and other jurisdictions.

Such changes may be more likely or become more likely as a result of recent economic trends in the jurisdictions in which we operate, particularly if such trends continue. For example, Ireland has suffered from the consequences of worldwide adverse economic conditions and the credit ratings on its debt have been downgraded. Such changes could cause a material and adverse change in our worldwide effective tax rate and we may have to take action, at potentially significant expense, to seek to mitigate the effect of such changes. In addition, any amendments to the current double taxation treaties between Ireland and other jurisdictions, including the U.S., could subject us to increased taxation. In the normal course of business, we are subject to examination by various taxing authorities in the United States, Ireland and the United Kingdom. As of December 31, 2011, we remain subject to examination in the United States for tax years 2004 through 2011, in Ireland for tax years 2007 through 2011, and in the United Kingdom for tax years 2004 through 2011.

Failure to manage the risks associated with such changes, or misinterpretation of the laws relating to taxation, could result in increased charges, financial loss, including penalties, and reputational damage and materially and adversely affect our results, financial condition and prospects.

Increases in credit card processing fees would increase our operating expenses and adversely affect our operating results.

A majority of our customers purchase our solutions with credit cards and electronic funds transfers, and our business depends upon our ability to offer credit card payment options, which we offer using third-party processing services. We cannot assure you that credit card issuers will not increase their credit card processing fees, which could in turn lead to increases in the fees charged by our third-party processors. In addition, our third-party processors, like any credit card issuer, could increase their credit card processing fees if we experience excessive chargebacks or for other reasons. Given the percentage of our revenue received from credit card purchases, any increase in processing fees could adversely affect our business and operating results.

If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers, we could be subject to financial liability, our reputation could be harmed and customers may be reluctant to use our solutions.

We rely on third-party encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer credit card and bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers, our business could suffer.

Our operating results may be harmed if we are required to collect sales, services or other related taxes for our solutions in jurisdictions where we have not historically done so.

We do not believe that we are required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions could result in substantial tax liabilities for past sales and decrease our ability to compete for future sales. Each country and each state has different rules and regulations governing sales and use taxes and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due. We reserve estimated sales and use taxes on our financial statements but we cannot be certain that we have made sufficient reserves to cover taxes.

Providers of goods or services are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our solutions, we may be liable for past taxes in addition to being required to collect sales or similar taxes in respect of our solutions going forward. Liability for past taxes may also include very substantial interest and penalty charges. Our client contracts provide that our clients must pay all applicable sales and similar taxes. Nevertheless, clients may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes or we may determine that it would not be feasible to seek reimbursement. If we are required to collect and pay back taxes and the associated interest and penalties and if our clients do not reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our solutions going forward will effectively increase the cost of such solutions to our clients.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future.

Risk Related to Offering and Ownership of Ordinary Shares

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our business could reduce our ability to compete successfully.

We anticipate that our available funds, including the expected net proceeds of this offering, will be sufficient to meet our cash needs for at least the next 12 months. We may, however, need, or could elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our solutions;

•	continue to expand our development, sales, and marketing teams;

•	acquire complementary technologies, products, or businesses;

•	expand our operations in the U.S. or internationally;

•	hire, train, and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

An active, liquid, and orderly trading market for our ordinary shares may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. Although our ordinary shares have been approved for listing on the New York Stock Exchange, an active, liquid, and orderly trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our ordinary shares was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price for our ordinary shares after this offering. Investors may not be able to sell their ordinary shares at or above the initial public offering price or at the time that they would like to sell.

Our share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.

The market price for our ordinary shares could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	actual or anticipated fluctuations in our key operating metrics, financial condition, and operating results;

•	loss of existing customers or inability to attract new customers;

•	actual or anticipated changes in our growth rate;

•	announcements of technological innovations or new offerings by us or our competitors;

•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our solutions to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products or services;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products or services, contracts, acquisitions, or strategic alliances;

•	regulatory developments in the U.S. or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general perception of the future of the fleet management market or our solutions;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	further issuances of ordinary shares by us;

•	sales of ordinary shares by our shareholders;

•	repurchases of ordinary shares; and

•	changes in general economic, industry, and market conditions.

In addition, the stock market in general, and the market for Internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our shares shortly following this offering. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time after the expiration or waiver of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. After this offering, we will have 34,418,867 ordinary shares outstanding based on the number of shares outstanding as of June 30, 2012. This includes the 7,812,500 shares that we and the selling shareholders are selling in this offering, which may be resold in the public market immediately. The remaining 26,606,367 shares, representing 77.3% of our outstanding ordinary shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but may be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and % of Total Outstanding	First Date Available for Sale into Public Market
0 shares, or 0%	On the date of this prospectus
26,606,367 shares, or 77.3%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these shareholders to sell their shares at any time

After this offering and the expiration or waiver of the lock-up agreements, holders of an aggregate of 25,090,883 of our ordinary shares will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, as of June 30, 2012, there were 3,367,166 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements, and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. We also intend to register all of our ordinary shares that we may issue under our equity incentive plans, including 1,417,537 shares reserved for future issuance under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Acquirers of ordinary shares in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Therefore, if you acquire our ordinary shares in this offering, you will incur immediate dilution of $13.85 in net tangible book value per share from the price you paid assuming we offer our shares at $16.00, the midpoint of the estimated price range set forth on the cover of this prospectus. In addition, following this offering, acquirers of ordinary shares in this offering will have contributed 43.9% of the total consideration paid by our shareholders to acquire our ordinary shares, but only own 18.2% of our outstanding ordinary shares. Moreover, we issued options in the past to acquire ordinary shares at prices significantly below the assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover of this prospectus. As of June 30, 2012, there were 3,367,166 of our ordinary shares issuable upon exercise of outstanding options with a weighted average exercise price of $4.84 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our company, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our management will have broad discretion over the use of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results. You will not have the opportunity to influence our decisions on how we use our net proceeds from this offering.

Our directors, executive officers, and holders of more than 5% of our ordinary shares prior to this offering together with their affiliates, will continue to have substantial control over us after this offering and will beneficially own, in the aggregate, approximately 26,924,415 of our outstanding ordinary shares, which could delay or prevent a change in corporate control.

After this offering, our directors, executive officers, and holders of more than 5% of our ordinary shares prior to this offering, together with their affiliates, will beneficially own, in the aggregate, approximately 78.2% of our outstanding ordinary shares and Fleetmatics Investor Holdings, L.P., which is controlled by its limited partners and Investcorp Technology Fund III Limited Partnership, its general partner, will beneficially own approximately 72.9% of our outstanding ordinary shares, assuming no exercise of the underwriters’ option to acquire additional ordinary shares in this offering. As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, these shareholders, acting together, may have the ability to control or influence the management and our affairs. These holders acquired their shares for substantially less than the price of the shares being acquired in this offering, and these holders may have interests, with respect to their shares, that are different from those of investors in this offering and the concentration of voting power among these holders may have an adverse effect on our share price.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 for an extended period of time, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” for up to five years, although if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of any June 30 before that time and in certain other circumstances, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing to not take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will be a “foreign private issuer” and a “controlled company” under the New York Stock Exchange rules, and as such we are entitled to exemption from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and we may follow certain home country corporate governance practices instead of the corporate governance requirements of the New York Stock Exchange. For example, we intend to follow Irish practice with respect to the quorum requirements for meetings of our shareholders as set forth in our amended and restated articles of association (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement prior to the closing of this offering), which are different from the requirements of the New York Stock Exchange. The quorum required for a general meeting of shareholders is at least two qualifying persons present at a meeting and entitled to vote on the business to be dealt with. See “Description of Share Capital.” Under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. Other than the foregoing, we do not intend to follow home country corporate governance practices instead of the requirements of the New York Stock Exchange.

Additionally, after the closing of this offering, our largest shareholder will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: the requirement that we have a compensation committee that is composed entirely of independent directors; the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors; and the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees. In addition, we will rely on the phase-in rules of the SEC and the New York Stock Exchange with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent by the date that our ordinary shares first trade on the New York Stock Exchange, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, which we refer to as the effective date, and all members that are independent within one year of the effective date. Following this offering, we intend to utilize some or all of those exemptions. Accordingly, you will not be similarly situated to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Further, as a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, which, as amended, we refer to as the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less information concerning our company publicly available than there is for other U.S. public companies.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and New York Stock Exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not intend to do so for the foreseeable future. We currently intend to retain all available funds and any future earnings to support the operation of, and to finance the growth and development of, our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws (including the Irish Companies Acts which require Irish companies to have “profits available for distribution” before they can pay dividends) and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. As a result, a return on your investment may only occur if our share price appreciates.

Provisions contained in our articles of association, as well as provisions of Irish law, could impair a takeover attempt.

Our articles of association that will come into effect immediately prior to the closing of this offering and certain provisions of the Irish Companies Acts contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our Board of Directors. In addition, our articles of association will establish that our Board of Directors is divided into three classes, class I, class II and class III, with each class serving three-year staggered terms so that only one third of our Board of Directors will be subject to re-election in any one year.

There are a number of mechanisms for acquiring an Irish public limited company, including a court-approved scheme of arrangement under the Irish Companies Acts, through a tender offer by a third party and by way of a merger with a company incorporated in the European Economic Area under the European Communities (Cross-Border Mergers) Regulations 2008. Each method requires shareholder approval or acceptance and different thresholds apply.

In addition, following this offering, we will become subject to the Irish Takeover Rules, which will govern a takeover or attempted takeover of the company by means of a court-approved scheme of arrangement or a tender offer. These Rules contain detailed provisions for takeovers including as to disclosure, dealing and timetable.

The Irish Takeover Rules could discourage an investor from acquiring 30% or more of the outstanding ordinary shares of the company unless such investor were prepared to make a bid to acquire all outstanding ordinary shares.

Our Board of Directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

After this offering, we will become subject to the Irish Takeover Rules, under which the Company will not be permitted to take certain actions which might “frustrate” an offer for our ordinary shares once our Board of Directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders and/or the consent of the Irish Takeover Panel. This could limit the ability of our Board of Directors to take defensive actions even if it believes that such defensive actions would be in the best interests of our company and shareholders.

Please see “Description of Share Capital” for further detail.

Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Fleetmatics Group PLC shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the U.S.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

•

under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under Irish law, it is only on a poll that the number of shares determines the number of votes a holder may cast;

•

under Irish law, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise. Pre-emption rights may be disapplied under Irish law for renewable five year periods by Irish companies by way of a provision in their articles of association or special resolution of their shareholders, which is an option we expect to avail ourselves of prior to the consummation of this offering;

•

under Irish law, certain matters require the approval of 75% of the shareholders, including amendments to our articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our Board of Directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•

under Irish law, a bidder seeking to acquire us would need, on a tender offer to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, tender of 80% of our outstanding shares will be a condition in a tender offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law; and

•

under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments. Comparable provisions generally do not exist under U.S. law.

A future transfer of your ordinary shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book entry interests in the Depositary Trust Company, or DTC, should not be subject to Irish stamp duty. It is anticipated that the majority of ordinary shares will be traded through DTC, either directly or through brokers who hold such ordinary shares on behalf of customers through DTC. However, if you hold your ordinary shares directly rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

U.S. Holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable year. If we were a passive foreign investment company while a taxable U.S. holder held our shares, such U.S. holder would generally be subject to an interest charge on any deferred taxation and any “excess distributions” and gain upon the sale of our stock would generally be taxed as ordinary income to such U.S. holder. See “Taxation—Material United States federal income tax consequences to U.S. Holders—Passive foreign investment company.”

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may,” “potential,” “continue,” or the negative of these terms, and similar expressions intended to identify future events or outcomes indicate such forward-looking statements. Not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include statements about:

•	our ability to attract, sell to and retain customers on a cost-effective basis;

•	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

•	our future business development, results of operations and financial condition;

•	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

•	the use of proceeds from this offering;

•	our ability to remediate material weaknesses in our internal controls; and

•	the effectiveness of our marketing and sales programs.

The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $88.5 million based upon an assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from sales of ordinary shares by the selling shareholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.9 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ordinary shares. As of the date of this prospectus, we have no specific plans for the use for the net proceeds of this offering, or a significant portion thereof. We anticipate that we will use the net proceeds we receive from this offering for working capital and other general corporate purposes, including funding of our marketing activities, repayment of indebtedness and the costs of operating as a public company and further investment in the development of our proprietary technologies. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. Pending these uses, we intend to invest the net proceeds to us from the offering in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We do not have any present plan to pay dividends on our shares. Additionally, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions, including restrictions under the terms of the agreements governing our indebtedness and under Irish law. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Cash dividends on our shares, if any, will be paid in U.S. dollars. As we are an Irish company, dividend withholding tax, or DWT, currently at a rate of 20%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. Where DWT does arise, we are responsible for deducting DWT at source and accounting for the relevant amount to the Irish Revenue Commissioners. See “Taxation—Taxation in Ireland—Dividend Withholding Tax” and “Description of Share Capital—Dividends.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2012:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our outstanding redeemable convertible preferred shares into 26,653,383 ordinary shares upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to:

•	the conversion of all of our outstanding redeemable convertible preferred shares into 26,653,383 ordinary shares upon the closing of this offering; and

•

the issuance by us of 6,250,000 ordinary shares in this offering at an assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Long-term debt, including current maturities:
Senior Secured Credit Facility:
Revolving Credit Facility(2)	$—	$—	$—
Term Loan, net of discount of $632	24,368	24,368	24,368
Capital lease obligations	780	780	780

Total debt	25,148	25,148	25,148

Redeemable convertible preferred shares, €0.01375178 par value for Series A and B shares, €0.01 par value for Series C shares; 34,634,734 shares authorized; 34,634,734 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	131,061	—	—

Shareholders’ equity (deficit):
Ordinary shares, €0.015 par value; 43,961,737 shares authorized; 1,515,484 shares issued and outstanding, actual; 28,168,867 shares issued and outstanding, pro forma; 34,418,867 shares issued and outstanding, pro forma as adjusted	20	523	641
Deferred shares, €0.01 par value; 2,230,330 shares authorized; 2,230,330 shares issued and outstanding, actual, pro forma and pro forma as adjusted	29	29	29
Additional paid-in capital	2,795	133,353	221,685
Accumulated other comprehensive income	595	595	595
Accumulated deficit	(114,057)	(114,057)	(114,057)

Total shareholders’ equity (deficit)	(110,618)	20,443	108,893

Total capitalization	$45,591	$45,591	$134,041

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted total shareholders’ equity and total capitalization by $5.8 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

(2)	Our revolving credit facility provides for up to $25.0 million of borrowings to fund our working capital needs.

The number of shares shown as outstanding in the table above is based on 1,515,484 ordinary shares outstanding as of June 30, 2012 and excludes:

•	3,367,166 ordinary shares issuable upon the exercise of stock options outstanding as of June 30, 2012 at a weighted average exercise price of $4.84 per share;

•	1,417,537 additional ordinary shares reserved for future issuance of stock options and other share-based awards under the 2004 Plan and the 2011 Plan; and

•	400,000 ordinary shares reserved for future issuance under our 2012 Employee Share Purchase Plan, which will become effective upon closing of this offering.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2012 was $(14.5) million, or $(9.54) per share. The historical net tangible book value per ordinary share represents the amount of our total tangible assets less our total liabilities, divided by the number of our ordinary shares outstanding as of December 31, 2011.

Our pro forma net tangible book value (deficit) as of June 30, 2012 was $(14.5) million, or $(0.51) per share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our ordinary shares outstanding as of June 30, 2012, after giving effect to the automatic conversion of all of our outstanding redeemable convertible preferred shares into 26,653,383 ordinary shares in connection with our initial public offering.

After giving effect to the sale by us of ordinary shares in this offering at an assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been $74.0 million, or $2.15 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.66 per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $13.85 per share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value (deficit) per share as of June 30, 2012	$(0.51)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	2.66

Pro forma as adjusted net tangible book value per share after this offering		2.15

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$13.85

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ordinary share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $0.17 per share and increase (decrease) the dilution to new investors by $0.83 per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2012, on a pro forma as adjusted basis as described above, the number of our ordinary shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors acquiring our ordinary shares in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Acquired		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	28,168,867	81.8%	$127,929,980	56.1%	$4.54
New investors	6,250,000	18.2	100,000,000	43.9	$16.00

Totals	34,418,867	100%	$227,929,980	100%

The total number of shares reflected in the discussion and tables above is based on 1,515,484 ordinary shares outstanding as of June 30, 2012. The discussion and tables above assume no exercise of any outstanding stock options. As of June 30, 2012, there were 3,367,166 shares issuable upon exercise of outstanding options at a weighted average exercise price of $4.84 per share. In addition, there are 1,417,537 ordinary shares available for future issuance upon the exercise of future grants under our 2004 Plan and our 2011 Plan. To the extent that any of these options are granted and exercised, there will be further dilution to new investors.

The sale of 1,562,500 ordinary shares to be sold by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 26,606,367, or 77.3% of the total ordinary shares outstanding after this offering, and will increase the number of ordinary shares held by new investors participating in this offering to 7,812,500 ordinary shares, or 22.7% of the total ordinary shares outstanding after this offering. In addition, if the underwriters’ option to acquire additional ordinary shares is exercised in full from the selling shareholders, the number of shares held by the existing shareholders after this offering would be reduced to 73.9% of the total number of shares outstanding after this offering, and the number of shares held by new investors would increase to 8,984,375 shares, or 26.1% of the total number of shares outstanding after this offering.

CORPORATE STRUCTURE

We were incorporated in Ireland on October 28, 2004 as a private limited company. Before commencing this offering, a public limited company known as Fleetmatics Group PLC became the holding company of the FleetMatics group by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC.

Our registered and principal office is located at Block C, Cookstown Court, Belgard Road, Tallaght, Dublin 24, Ireland. Our U.S. headquarters’ office is located at 70 Walnut Street, Wellesley Hills, Massachusetts and our telephone number is (866) 844-2235. We have additional offices in Rolling Meadows, Illinois, Charlotte, North Carolina, Clearwater, Florida, Tempe, Arizona, and Solon, Ohio in the United States, Reading, Berkshire in the United Kingdom, and in Dublin, Ireland.

We are a holding company and conduct substantially all of our business through our direct, wholly-owned operating subsidiaries, FleetMatics Ireland Limited, FleetMatics UK Limited, FleetMatics USA, LLC and SageQuest LLC.

We have other non-operating, wholly-owned entities in our group, including Fleetmatics Patents Limited, an Irish company, which holds certain group intellectual property.

Additionally, we may, from time to time, incorporate subsidiaries for specific purposes or to carry out particular functions.

The following chart shows our current corporate structure:

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2011 and 2012 and the consolidated balance sheet data as of June 30, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of results that should be expected for the full year.

	Year Ended December 31,				Six Months Ended June 30,
	2008	2009	2010	2011	2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Subscription revenue	$32,014	$46,057	$64,690	$92,317	$42,587	$58,405
Cost of subscription revenue	13,193	16,161	22,941	28,631	13,466	17,332

Gross profit	18,821	29,896	41,749	63,686	29,121	41,073

Operating expenses:
Sales and marketing	12,379	16,113	20,447	33,391	15,948	20,199
Research and development	5,724	2,866	4,061	6,021	2,743	3,374
General and administrative	5,949	6,853	14,628	18,309	8,586	14,229

Total operating expenses	24,052	25,832	39,136	57,721	27,277	37,802

Income (loss) from operations	(5,231)	4,064	2,613	5,965	1,844	3,271
Interest income (expense), net	(330)	74	(1,012)	(2,386)	(1,156)	(1,104)
Foreign currency transaction gain (loss), net	(313)	68	(907)	155	642	(142)
Loss on extinguishment of debt	—	—	—	—	—	(934)

Income (loss) before income taxes	(5,874)	4,206	694	3,734	1,330	1,091
Provision for (benefit from) income taxes	1,783	1,344	1,430	865	(266)	1,457

Net income (loss)	(7,657)	2,862	(736)	2,869	1,596	(366)
Accretion of redeemable convertible preferred shares to redemption value	(290)	(609)	(418)	(446)	(220)	(222)
Modification of redeemable convertible preferred shares	—	—	(6,542)	—	—	—
Net income attributable to participating securities	—	(873)	—	(2,294)	(1,302)	—

Net income (loss) attributable to ordinary shareholders	$(7,947)	$1,380	$(7,696)	$129	$74	$(588)

Net income (loss) per share attributable to ordinary shareholders(1):
Basic	$(0.64)	$0.13	$(0.77)	$0.09	$0.05	$(0.39)

Diluted	$(0.64)	$0.12	$(0.77)	$0.08	$0.05	$(0.39)

Weighted average ordinary shares outstanding(1):
Basic	12,465	10,936	10,051	1,497	1,497	1,510

Diluted	12,465	11,851	10,051	2,078	1,880	1,510

Pro forma net income (loss) per share attributable to ordinary shareholders (unaudited)(2):
Basic				$0.10		$(0.01)

Diluted				$0.10		$(0.01)

Pro forma weighted average ordinary shares outstanding (unaudited)(2):
Basic				28,151		28,163

Diluted				28,731		28,163

	As of December 31,				As of June 30, 2012
	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$14,844	$11,606	$23,054	$8,615	$8,151
Working capital (deficit)(3)	(7,554)	(7,193)	(368)	(8,858)	(8,759)
Total assets	51,003	51,484	104, 352	99,576	111,788
Total debt (net of discount), including capital lease obligations	182	—	16,881	17,986	25,148
Redeemable convertible preferred shares	37,169	37,778	130,393	130,839	131,061
Total shareholders’ deficit	(57,264)	(55,946)	(115,514)	(111,065)	(110,618)

(1)	See Note 16 to our consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to ordinary shareholders.

(2)	See Note 16 to our consolidated financial statements for further details on the calculation of pro forma net income (loss) per share attributable to ordinary shareholders.

(3)	We define working capital (deficit) as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

FleetMatics is a leading global provider of fleet management solutions delivered as software-as-a-service, or SaaS. Our mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. We offer intuitive, cost-effective Web-based and mobile application solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. As of June 30, 2012, we had more than 16,000 customers who collectively deployed our solutions in over 281,000 vehicles worldwide. The substantial majority of our customers are small and medium-sized businesses, or SMBs, each of which deploy our solutions in 1,000 or fewer vehicles. During the six months ended June 30, 2012, we collected an average of approximately 30 million data points per day from these vehicles, and we have aggregated over 28 billion data points since our inception, which we believe provides valuable information that we may consider in the development of complementary solutions and additional sources of revenue.

We were founded in 2004 in Dublin, Ireland through a combination of two fleet management companies, WebSoft Ltd. and Moviltec Ltd. Since inception, our software has been designed to be delivered as a hosted, multi-tenant offering, accessed through a Web browser utilizing broadly available in-vehicle devices to transmit vehicle and driver behavioral data to our databases over cellular networks. In July 2010, we completed the acquisition of SageQuest, Inc., or SageQuest, in exchange for a cash payment of approximately $37.0 million. Through our SageQuest branded product, we provide configurable SaaS-based fleet management solutions to customers requiring integration capabilities with third-party workflow solutions or that require advanced levels of administrative flexibility.

We derive substantially all of our revenues from subscription agreements to our solutions, which include the use of our SaaS fleet management solution and an in-vehicle device. We generate sales through lead-generating Web-based advertising and targeted outbound sales efforts, which we then work to convert into paying customers. Our in-vehicle devices are installed by our network of installation partners. Initial customer contracts are typically 36 months in duration with renewal automatically for one-year intervals thereafter, unless the customer elects not to renew. These contract terms provide us with a high degree of visibility into future revenue. Our customer contracts are non-cancelable, and our customers generally are billed on a monthly basis.

We have achieved significant revenue growth historically. Our growth has been driven through a combination of selling to new customers, selling additional vehicle subscriptions to existing customers, as their number of vehicles under management increases, as well as selling additional features to our existing customers. Our customer acquisition model is designed to be efficient and scalable by focusing on acquiring large volumes of leads primarily through Web-based sales and marketing efforts. Through these efforts, we have successfully driven strong growth in sales among a relatively diverse and distributed SMB customer base. In 2011 and in the first six months of 2012, our largest customer accounted for approximately 4% and 3%, respectively, of our subscription revenue and our top 25 customers represented approximately 11% and 13%, respectively, of our subscription revenue.

As we pursue our growth strategy, we will have many opportunities and challenges. One of our key initiatives is to expand our business internationally, primarily in Europe in the near term, and we expect to hire additional personnel as we pursue this expansion. We may also complete strategic acquisitions to help us expand our sales and operations internationally. We will have to address additional risks as we pursue this international expansion, including the difficulties of localizing our solutions, competing with local companies as well as the challenge of managing and staffing international operations. We also intend to explore opportunities to capitalize on the approximately 30 million data points per day we accumulate from our customers’ vehicles as we seek ways to monetize this valuable information. Over time, we may experience pressure on pricing as our products become more mature and as competition intensifies in various markets. Each of our strategic initiatives will require expenditure of capital and management focus and we may be unsuccessful as we execute our strategy.

In each quarter since our inception, we have increased our number of customers and the number of vehicles subscribed to our solutions. As of June 30, 2012, we had approximately 281,000 vehicles under subscription, an increase of 18.1% from approximately 237,000 as of December 31, 2011, which was an increase of 38.3% from approximately 172,000 as of December 31, 2010. Our subscription revenue in 2011 grew 42.7% to $92.3 million compared to $64.7 million in 2010 and in the six months ended June 30, 2012 grew 37.1% to $58.4 million compared to $42.6 million in the six months ended June 30, 2011. As the business has grown, we have leveraged our scale to negotiate improved pricing associated with application hosting, procurement of in-vehicle devices, telecommunication services and third-party data subscription services. We reported net income in 2011 of $2.9 million, despite our significant investment in expanding our sales capabilities, as compared to a $0.7 million net loss in 2010. We reported a net loss of $0.4 million in the six months ended June 30, 2012 compared to net income of $1.6 million in the six months ended June 30, 2011. Our Adjusted EBITDA in 2011 grew 94.7% to $21.7 million compared to $11.2 million in 2010 and in the six months ended June 30, 2012 grew 26.6% to $12.0 million compared to $9.5 million in the six months ended June 30, 2011.

Key Financial and Operating Metrics

In addition to traditional financial metrics, we monitor the ongoing operation of our business using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements.

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(dollars in thousands)
Total vehicles under subscription	172,000	237,000	200,000	281,000
Adjusted EBITDA	$11,171	$21,748	$9,472	$11,988
Net churn	(1.3)%	3.2%	1.0%	1.8%

Total vehicles under subscription. This metric represents the number of vehicles managed by our customers utilizing one or more of our SaaS solutions at the end of the period. Since our revenue is primarily driven by the number of vehicles that subscribe to our SaaS solutions, we believe that total vehicles under subscription is an important metric to monitor.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), foreign currency transaction gain (loss), depreciation and amortization of property and equipment, amortization of capitalized in-vehicle-devices owned by customers, amortization of intangible assets, share-based compensation, transaction costs related to acquired businesses, costs associated with our Management Services Agreement with Privia, and loss on extinguishment of debt.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget and to develop short- and long-term operational plans; and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. For further explanation of our management’s use of this measure, limitations of its use, and a reconciliation of our Adjusted EBITDA to our net income (loss), please see “Summary Consolidated Financial Data—Adjusted EBITDA.”

Net churn. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. This provides us an appropriate measure of churn as it reflects the stability of our existing customer base before taking into account new customers as existing customers may remain a customer, but decrease the total number of subscribed vehicles at their contractual point of renewal, and conversely, may increase the number of vehicles under subscription at any point of time. SageQuest vehicles under subscription and vehicles under subscription lost are not reflected as part of the churn calculation prior to July 2010 when we acquired it.

Privia Management Services Agreement

Concurrent with our Series C redeemable convertible preferred shares financing in November 2010, we entered into a consulting and non-compete agreement, or the Management Services Agreement, with Privia Enterprises Limited, or Privia, a company controlled by certain of our former shareholders, one of whom continued to serve as a member of our Board of Directors through February 2012. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, we agreed to pay Privia up to $15.0 million in three separate installments if we sell a specified number of subscriptions, measured by unit installation, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and are scheduled to be paid as follows: $3.0 million for the period ending March 31, 2012, $5.0 million for the period ending March 31, 2013 and $7.0 million for the period ending March 31, 2014. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, we accrued and recorded expense of approximately $0.2 million, $2.2 million, $1.1 million and $1.8 million, respectively, for these future payments. No payments under this agreement were made as of June 30, 2012. On August 20, 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement.

Components of Results of Operations

Subscription Revenue

We derive substantially all of our revenue from subscription fees for our solutions, which include the use of our SaaS fleet management solution and an in-vehicle device. Our revenue is driven primarily by the number of vehicles under subscription and the price per vehicle under subscription. In addition, we generate revenue by selling our customers additional subscriptions, such as our fuel card integration and integration with GPS navigation devices. To a much lesser extent, we sell aggregated, anonymous data to traffic subscription service providers.

Our contract terms generally are 36 months for their initial term with automatic annual renewals thereafter, unless the customer elects not to renew. We collect fees from our customers for a ratable portion of the contract on a periodic basis, generally on a monthly basis in advance. Prior to 2011, some customer contracts were paid in advance for the full, multiple-year term. Since that time, our payment terms are typically monthly in advance; however, we continue to enable our customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

Cost of Subscription Revenue

Cost of subscription revenue consists primarily of costs related to communications, third-party data and hosting costs (which include the cost of telecommunications charges for data; subscription fees paid to third-party providers of Internet maps; posted speed limit and other data; and costs of hosting of our software applications underlying our product offerings); third-party costs related to the maintenance and repair of installed in-vehicle devices, which we refer to as field service costs; depreciation of in-vehicle devices (including installation and shipping costs related to these devices); amortization of capitalized in-vehicle devices owned by customers; personnel costs (including share-based compensation) of our customer support activities and related to configuration of our solutions to interface with the customers’ workflow or other internal systems where necessary; amortization expense for internal-use capitalized software costs; amortization of developed technology acquired as part of our SageQuest acquisition in 2010; amortization of the patent for our vehicle tracking system; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We allocate a portion of customer support costs related to assisting in the sales process to sales and marketing expense.

We capitalize the cost of installed in-vehicle devices (including installation and shipping costs related to these devices) and depreciate these costs over the estimated useful life of the devices, which is currently six years, or over the estimated average customer relationship period, which is currently six years. If a customer subscription agreement is canceled or expires prior to the end of the expected useful life of the device under contract, the depreciation period is accelerated resulting in the carrying value being expensed in the then-current period. Should an installed in-vehicle device require replacement because it has become defective, we record as expense the cost of the replacement part or device when provided.

The expenses related to our hosted software applications are only modestly affected by the number of customers who subscribe to our products because of the scalability of our software applications, data expansion and hosting infrastructure. However, many of the other components of our cost of subscription revenue, such as depreciation of in-vehicle devices and installation and shipping costs related to these devices, communications expense and subscription fees paid to our Internet map providers and for other third-party data are variable costs affected by the number of vehicles subscribed by customers.

We expect that the cost of subscription revenue in absolute dollars may increase in the future depending on the growth rate of subscription sales to new and existing customers and our resulting need to service and support those customers. We also expect that cost of subscription revenue as a percentage of subscription revenue will fluctuate from period to period.

Sales and Marketing

Sales and marketing expenses consist primarily of wages and benefits (including share-based compensation) for sales and marketing personnel, including the amortization of deferred commissions and travel related expenses; advertising and promotional costs; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included in our sales and marketing expenses is the amortization of the value of customer relationships and trademarks acquired as part of our SageQuest acquisition in 2010. Advertising costs consist primarily of pay-per-click advertising with search engines, other online and offline advertising media, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. We capitalize commission costs that are incremental and directly related to the acquisition of new customer contracts or renewals. We pay commissions in full when we receive the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as an expense immediately upon such termination.

We plan to continue to invest in sales and marketing in order to drive growth in our sales and continue to build brand and category awareness. We expect sales and marketing expenses to increase in absolute dollars and to continue to be our largest operating expense in absolute dollars and as a percentage of subscription revenue, although they may fluctuate as a percentage of subscription revenue.

Research and Development

Research and development expenses consist primarily of wages and benefits (including share-based compensation) for product management and development personnel, costs of external consultants, and, to a lesser extent, an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our existing products as well as on expanding and developing new offerings. The majority of our research and development employees are located in our development center in Ireland. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. Research and development costs are expensed as incurred, except for certain internal-use software development costs that qualify for capitalization, such as costs related to software enhancements that add functionality, which are capitalized and amortized over their estimated useful life.

We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of subscription revenue.

General and Administrative

General and administrative expenses consist primarily of wages and benefits (including share-based compensation) for administrative services, human resources, internal information technology support, executive, finance and accounting personnel; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance; bad debt expenses; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included within our general and administrative expenses are costs related to the Management Services Agreement we entered into in November 2010 with Privia.

We expect that general and administrative expenses will increase as we continue to add personnel in connection with the anticipated growth of our business and as a result of payments required under the Management Services Agreement with Privia. In addition, we anticipate that we will also incur additional personnel expenses, professional service fees, including auditing and legal fees, and insurance costs related to operating as a public company.

Interest Income (Expense), net

Interest income (expense), net consists primarily of interest expense on our outstanding debt, including our capital lease obligations.

Foreign Currency Transaction Gain (Loss), net

Foreign currency transaction gain (loss), net consists primarily of the net unrealized gains and losses recognized upon revaluing the foreign currency-denominated intercompany payables and receivables of our various subsidiaries at each balance sheet date. To a lesser extent, foreign currency transaction gain (loss), net also consists of the transaction gains and losses recorded to revalue the foreign currency-denominated customer accounts receivable and vendor payables recorded by our subsidiaries that transact in currencies other than their functional currency. We currently do not engage in hedging activities related to our foreign currency-denominated intercompany balances or our customer receivables and other payables; as such, we cannot predict the impact of future foreign currency transaction gains and losses on our operating results. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. There are two main drivers of our annual effective tax rate. First, as a multi-national company, we are subject to tax in various jurisdictions which apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law which is subject to interpretation on a jurisdiction by jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 26%, respectively. Second, as a result of our global business model, we engage in a significant number of cross-border intercompany transactions. As a result of these transactions, we have recorded reserves for uncertain tax positions related to how the different jurisdictions may conclude on the tax treatment of the transaction and how we might settle those exposures. There is no guarantee that how one jurisdiction might view a particular transaction will be respected by another jurisdiction. Additionally, there may be instances where our income is subject to taxation in more than one jurisdiction.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below may have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. See also Note 2 of our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies as well as a description of our other significant accounting policies.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation, which would not apply to us in any event so long as we remain a foreign private issuer. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Revenue Recognition

We provide access to our software through subscription arrangements whereby our customers are charged a per subscribed-vehicle fee for access for a specified term. Subscription agreements contain multiple service elements and deliverables, including installation of in-vehicle devices, access to our on-demand software via our website, and support services delivered over the term of the arrangement. Agreements do not provide customers the right to take possession of the software at any time. We have determined that the elements of our subscription agreements do not have value to the customer on a standalone basis. As a result, the multiple elements within our subscription agreements do not qualify for treatment as separate units of accounting. Accordingly, we account for all fees received under our subscription agreements as a single unit of accounting and, except for any up-front fees, recognize the total fee amount ratably on a daily basis over the term of the subscription agreement. We only commence recognition of revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectibility is deemed reasonably assured, and recurring services have commenced. Our initial subscription agreements typically have contract terms of 36 months.

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device, we receive an up-front fee from the customer. As the in-vehicle devices do not have value to the customer on a standalone basis, the delivery or installation of the in-vehicle devices does not represent the culmination of a separate earning process associated with the payment of the up-front fee. Accordingly, we record the amount of the up-front fee as deferred revenue upon invoicing and recognize that amount as revenue ratably on a daily basis over the estimated average customer relationship period of six years, which is longer than the typical subscription agreement term of 36 months. If a customer permanently ceases use of our subscription service at any point when a balance of deferred revenue from this up-front payment exists, we recognize the remaining balance of the deferred revenue in the period of notification. Changes in the typical customer contractual term, customer behavior, competition or economic conditions could affect our estimates of the average customer relationship period. We review the estimated average customer relationship period on an annual basis and account for changes prospectively.

Deferred revenue represents amounts billed to customers or payments received from customers for which revenue has not yet been recognized. Deferred revenue primarily consists of prepayments made by customers for future periods and, to a lesser extent, the unearned portion of monthly billed subscription fees and up-front payments from customers for in-vehicle devices whose ownership transfers to them upon delivery or installation.

Allowance for Doubtful Accounts

Accounts receivable are carried at their original invoice amounts less an allowance for doubtful collections based on estimated losses resulting from the inability or unwillingness of customers to make required payments. We estimate the allowance at each reporting period based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific delinquent accounts. We also consider any changes to the financial condition of our customers and any other external market factors that could impact the collectibility of our receivables in the determination of our allowance for doubtful accounts.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to calculate our income tax expense based on taxable income by jurisdiction. There are many transactions and calculations about which the ultimate tax outcome is uncertain; as a result, our calculations involve estimates by management. Some of these uncertainties arise as a consequence of transfer pricing arrangements among our related entities and the differing tax treatment of revenue and cost items across various jurisdictions. If we were compelled to revise or to account differently for our arrangements, that revision could affect our tax liability.

We account for uncertainty in income taxes recognized in our financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Our provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact, either favorable or unfavorable, on our consolidated financial condition and operating results. At December 31, 2010 and 2011 and June 30, 2012, the balances recorded as liabilities for unrecognized tax benefits in our consolidated balance sheets totaled $18.8 million, $17.8 million and $18.9 million, respectively, including accrued interest and penalties.

The income tax accounting process also involves estimating our actual current tax liability, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. Our net deferred tax assets currently are comprised of net operating loss carryforwards in the United States, Ireland and the United Kingdom as well as deductible temporary differences. As of December 31, 2011, our net operating loss carryforwards in the United States available to reduce future federal taxable income totaled $22.5 million, and our net operating loss carryforwards in Ireland and the United Kingdom available to reduce future taxable income totaled $3.9 million and $3.1 million, respectively. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, we establish a valuation allowance as a charge to income tax expense. We evaluate valuation allowances for deferred tax assets at the individual subsidiary level or consolidated tax group level in accordance with the tax law in the specific jurisdiction. In estimating future taxable profits, we consider all current contracts and assets of the business, including intercompany transfer pricing agreements, as well as a reasonable estimation of future taxable profits achievable by us. With respect to our subsidiaries in the United States, which file a consolidated group tax return for federal and state tax purposes and are in a three-year cumulative pre-tax loss position as a result of losses incurred in recent years, we have concluded that there is sufficient positive evidence to overcome the three-year cumulative pre-tax loss position given our future forecasted income and the relatively long carryforward periods permitted for net operating losses in the United States. In arriving at this conclusion, we forecasted future income in the United States using fiscal year 2011 results as a base, then adjusted for (i) verifiable evidence of known reductions in certain future expenses, including amortization expense from acquired intangible assets and interest expense, which will be lower in the future due to lower borrowing rates as a result of our new credit facility entered into in May 2012 and (ii) income from a newly executed customer contract. We believe that the future earnings forecasts combined with the lengthy carryforward period of the net operating loss carryforwards would produce sufficient taxable income in our subsidiaries in the United States to fully realize the deferred tax assets before expiration of the U.S. federal and state carryforward periods, which expire from 2026 through 2031 for federal purposes and from 2017 to 2031 for state purposes. Accordingly, we have not recorded a valuation allowance for the net operating loss carryforwards in the United States as of December 31, 2011. Our net deferred tax assets at December 31, 2010 totaled $14.4 million, comprised of deferred tax assets of $19.6 million, partially offset by deferred tax liabilities of $4.6 million and a valuation allowance of $0.6 million. Our net deferred tax assets at December 31, 2011 totaled $12.6 million, comprised of deferred tax assets of $20.7 million, partially offset by deferred tax liabilities of $7.0 million and a valuation allowance of $1.0 million.

Internal-Use Software

We expense research and development costs as incurred, except for certain costs which are capitalized in connection with our internal-use software and website. These capitalized costs are primarily related to the application software that is hosted by us and accessed by our customers through our website. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. We also capitalize costs related to specific upgrades and enhancements of this application software when it is probable that the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Capitalized internal-use software costs are recorded as part of property and equipment and are amortized on a straight-line basis over an estimated useful life of three years. At December 31, 2010 and 2011 and June 30, 2012, the carrying value of our internal-use software was $0.7 million, $1.0 million and $1.2 million, respectively.

Business Combinations

In an acquisition of a business, we recognize separately from goodwill the fair value of assets acquired and liabilities assumed. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition-date fair values of the assets acquired and liabilities assumed. In determining the fair value of assets acquired and liabilities assumed in a business combination, we primarily use recognized valuation methods such as an income approach or a cost approach and apply present value modeling. Our significant estimates in the income or cost approach include identifying business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value. Further, we make certain assumptions within present value modeling valuation techniques including risk-adjusted discount rates, future price levels, rates of increase in operating expenses, weighted average cost of capital, rates of long-term growth and effective income tax rates. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. While we use our best estimates and assumptions as a part of the process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and actual results could differ from those estimates.

In addition, uncertain tax positions assumed and valuation allowances related to the net deferred tax assets acquired in connection with a business combination are estimated as of the acquisition date and recorded as part of the purchase. Thereafter, any changes to these uncertain tax positions and valuation allowances are recorded as part of the provision for income taxes in our consolidated statement of operations.

Impairment of Goodwill

We record goodwill when the consideration paid in a business acquisition exceeds the fair value of the net tangible assets acquired, identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if events or circumstances occur that indicate an impairment may exist. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in our use of the acquired assets in a business combination or the strategy for our overall business, and significant negative industry or economic trends. We perform our annual assessment for impairment of goodwill on October 31 and have determined that we have a single reporting unit for testing goodwill for impairment. For purposes of assessing potential impairment, we first estimate the fair value of the reporting unit (based on the fair value of our outstanding ordinary shares on an as-converted basis) and compare that amount to the carrying value of the reporting unit (as reflected by the total carrying values of our redeemable convertible preferred shares and shareholders’ deficit). If we determine that the carrying value of the reporting unit exceeds its fair value, then we determine the implied fair value of the goodwill in the same manner used to determine the amount of goodwill in a business combination. If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recognized in the amount equal to that excess. No goodwill impairment charges were recorded by us during the years ended December 31, 2010 and 2011 and during the six months ended June 30, 2012.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment and definite-lived intangible assets subject to amortization, including customer relationships, trademarks, acquired developed technology and a patent for our vehicle tracking system. We amortize customer relationships, trademarks and acquired developed technology over their estimated useful lives, which range from three to nine years, based on the pattern over which we expect to consume the economic benefit of each asset, which in general reflects the expected cash flow from each asset. We amortize our patent over its useful life of 20 years on a straight-line basis, as the pattern of consumption of the economic benefit of the asset cannot be reliably determined. We amortize property and equipment, inclusive of internal-use software, on a straight-line basis over their useful lives, which range from three to six years, as the pattern of consumption of the economic benefit of the assets cannot be reliably determined. We evaluate our long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. To evaluate a long-lived asset for recoverability, we compare forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If the carrying value exceeds the sum of the expected undiscounted cash flows, an impairment loss on the long-lived asset to be held and used is recognized based on the excess of the asset’s carrying value over its fair value, determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell.

Deferred Commissions

We capitalize commission costs that are incremental and directly related to the acquisition of customer contracts. We pay commissions in full when we receive the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission costs is recognized as expense immediately. We believe that capitalizing commission costs is the preferable method of accounting as the commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Deferred commission costs are included in other current and long-term assets in our consolidated balance sheets and totaled $5.1 million, $6.8 million and $7.7 million at December 31, 2010 and 2011 and June 30, 2012, respectively. Amortization of deferred commissions is included in sales and marketing expense in our consolidated statements of operations.

Capitalization of In-Vehicle Device Costs

For customer arrangements in which we retain ownership of the in-vehicle devices installed in a customer’s fleet, we capitalize the cost of the in-vehicle devices (including installation and shipping costs) as a component of property and equipment in our consolidated balance sheets, and we depreciate these assets on a straight-line basis over their estimated useful life, which is currently six years. If a customer subscription agreement is canceled or expires prior to the end of the expected useful life of the in-vehicle device, the carrying value of the asset is depreciated in full with expense immediately recorded as cost of subscription revenue. The carrying value of these installed in-vehicle devices (including installation and shipping costs) was $16.4 million, $22.5 million and $27.8 million at December 31, 2010 and 2011 and June 30, 2012, respectively. Depreciation expense of these installed in-vehicle devices is included in cost of subscription revenue in our consolidated statements of operations.

In addition, for the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device (for which we receive an up-front fee from the customer), we defer the costs of the in-vehicle devices (including installation and shipping costs) as they are directly related to the revenue that we derive from the sale of the devices and that we recognize ratably over the estimated average customer relationship period of six years. We capitalize these in-vehicle device costs and amortize the deferred costs as expense ratably over the estimated average customer relationship period, in proportion to the recognition of the up-front fee revenue. Capitalized costs related to these in-vehicle devices of which title has transferred to customers are included in other current and long-term assets in our consolidated balance sheets and totaled $1.0 million, $2.6 million and $3.1 million at December 31, 2010 and 2011 and June 30, 2012, respectively. Amortization of these capitalized costs is included in cost of subscription revenue in our consolidated statements of operations.

Share-Based Compensation

We measure stock options granted to employees and directors at fair value on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method is applied to all awards with service conditions, while the graded-vesting method is applied to all awards with both service and performance conditions.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. The assumptions we used to determine the fair value of stock options granted are as follows, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
Risk-free interest rate	2.08%	0.97%	1.65%	0.64%
Expected term (in years)	4.6	4.7	4.3	4.2
Expected volatility	49%	56%	51%	56%
Expected dividend yield	0%	0%	0%	0%

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different. We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures for awards with service conditions. For awards with performance conditions, we estimate the probability that the performance condition will be met. If our actual forfeiture rate is materially different from the estimate, our share-based compensation expense could be significantly different from what we have recorded in the current period.

Valuations of ordinary shares

The fair value of our ordinary shares is determined by our Board of Directors, with input from management, and taking into account our most recently available valuation of ordinary shares and our assessment of additional objective and subjective factors we believed were relevant and which may have changed from the date of the most recent contemporaneous valuation through the date of the grant. Because there has been no public market for our ordinary shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our Board of Directors determined the fair value of our ordinary shares by considering a number of objective and subjective factors, including the following:

•	peer group trading multiples;

•	historical results and forecasted profitability;

•	the composition of, and changes to, our management team and Board of Directors;

•	the rights and preferences of our redeemable convertible preferred shares relative to our ordinary shares;

•	the likelihood of achieving a discrete liquidity event, such as an initial public offering, or IPO, sale or dissolution; and

•	external market and economic conditions impacting our industry group.

We believe our estimates of the fair value of our ordinary shares were reasonable.

Commencing on December 31, 2008, we moved to performing annual contemporaneous ordinary share valuations, and, on June 30, 2011, to performing contemporaneous ordinary share valuations at least semi-annually, with the assistance of a third-party valuation firm. Ordinary share valuations were prepared utilizing averages of the “guideline public company” method, or GPCM, and the “discounted future cash flow” method, or DCFM. We estimated our enterprise value under the GPCM by comparing our company to publicly traded companies in our industry group. The companies used for comparison under the GPCM were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, and financial risk to those of ours. We also estimated our enterprise value under the DCFM, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue, costs and capital requirements. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. The valuations considered numerous factors, including peer group trading multiples, the amount of liquidation preferences associated with our preferred shares, the illiquid nature of our ordinary shares, the size of our company, and the redemption rights of the holders of our redeemable convertible preferred shares.

Commencing June 30, 2011, our valuations were prepared utilizing the probability-weighted expected return method, or PWERM. Under this methodology, the fair market value of ordinary shares was estimated based upon an analysis of future values for us assuming various outcomes. The share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class.

In connection with the PWERM analysis as of June 30, 2011, four types of future-event scenarios were considered: an IPO, a private sale, remaining private, and dissolution of the company (no value to ordinary shareholders). The “remaining private” scenario includes the weighted averages of the enterprise values derived from the GPCM, the DCFM, and the “prior transaction” method, or PTM. The PTM considers prior transactions involving our shares in arriving at a current enterprise value. The PTM weighting is based on factors such as the volume and timing of transactions during the period. Six total scenarios were contemplated in order to reflect a range of possible values: one IPO, one dissolution, one private company sale, and three remaining private scenarios. Management and our Board of Directors determined that the total probability for the IPO scenario was 60%, for the private sale scenario was 20%, for the dissolution scenario was 5% and for the three remaining private scenarios was 15%. Management and our Board of Directors made these allocations based on an analysis of current market conditions, including then-current IPO valuations of similarly situated companies, and their expectations as to the timing of these future-event scenarios.

In connection with the PWERM analysis as of December 31, 2011, three types of future-event scenarios were considered: an IPO, a private sale and remaining private. Four total scenarios were contemplated in order to reflect a range of possible values: one IPO, one private company sale and two remaining private scenarios. Management and our Board of Directors determined that the total probability of the IPO scenario was 75%, for the private sale scenario was 10% and for the two remaining private scenarios were 15%. Management and the Board of Directors did not consider a dissolution scenario for this valuation as they believed that the likelihood of this scenario occurring was remote, given the performance of the business throughout fiscal year 2011. Management and our Board of Directors made these allocations based on an analysis of current market conditions, including then-current IPO valuations of similarly situated companies, and their expectations as to the timing of these future-event scenarios.

In connection with the PWERM analyses as of March 31, 2012 and June 30, 2012, three types of future-event scenarios were considered: an IPO, a private sale and remaining private. Four total scenarios were contemplated in order to reflect a range of possible values: one IPO, one private company sale, and two remaining private scenarios. Management and our Board of Directors determined that the total probability of the IPO scenario was 90%, for the private sale scenario was 5% and for the two remaining private scenarios was 5%. Management and the Board of Directors did not consider a dissolution scenario for these valuations as they believed that the likelihood of this scenario occurring continued to be remote, given the continued performance of the business in each of the first two quarters of 2012. Management and our Board of Directors made these allocations based on an analysis of current market conditions, including then-current IPO valuations of similarly situated companies, and their expectations as to the timing of these future-event scenarios.

To derive the value of the ordinary shares for each scenario, the proceeds to the ordinary shareholders were calculated based on the preferences and priorities between the preferred and ordinary shares. The valuations from June 30, 2011 through March 31, 2012 also applied a discount for lack of marketability of 15% to account for the lack of access to an active public market for the ordinary shares and the fact that our ordinary shares represent a minority interest in our company. The valuation as of June 30, 2012 applied a discount for lack of marketability of 10%.

Option Grants

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2010 and June 30, 2012, the per share exercise price of the options, the revised fair value of ordinary shares underlying the options on date of grant, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Option(1)	Revised Fair Value of Ordinary Shares on Date of Grant	Per Share Estimated Fair Value of Option(2)
December 28, 2010	1,798,611	$3.08	$5.25	$3.08
January 27, 2011	33,333	$3.08	$5.25	$3.05
May 6, 2011	2,333	$3.08	$5.25	$3.12
September 7, 2011	212,667	$7.97	$7.97	$3.80
May 9, 2012	54,000	$7.97	$10.01	$4.98
May 25, 2012	802,222	$10.01	$10.01	$4.43

(1)	The Per Share Exercise Price of Option represents the determination by our Board of Directors of the fair market value of our ordinary shares on the date of grant, as determined taking into account our most recently available valuation of ordinary shares as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

(2)	The Per Share Estimated Fair Value of Option was estimated at the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value using as inputs the exercise price of the option and assumptions of the risk-free interest rate, expected term of the option, expected share price volatility of the underlying ordinary shares and expected dividends on the underlying ordinary shares. Additional information regarding our valuation of ordinary shares and option awards is set forth in Note 15 to our consolidated financial statements included elsewhere in this prospectus.

As discussed more fully in Note 15 to our consolidated financial statements included elsewhere in this prospectus, during December 2010 and the first half of 2011, we granted stock options with a weighted average exercise price of $3.08 per share based on our determination of the fair value of our ordinary shares. As discussed more fully in Note 12 to our consolidated financial statements included elsewhere in this prospectus, in November 2010, certain holders of our ordinary shares converted 10,193,347 ordinary shares into Series C preferred shares, or Series C, on a 1-for-1.5 basis and immediately sold those Series C shares to an outside investor at $3.50 per share. Based on this transaction and solely for the purposes of accounting for share-based compensation for financial statement purposes, in mid-2011, we reassessed the fair value of our ordinary shares and determined it to be $5.25 per share as of November 2010 (and through June 2011). As a result, the grant-date fair value of each of the awards granted in December 2010 and the first half of 2011 was revalued to reflect an underlying ordinary share fair value of $5.25. The difference between the original estimated fair value of $3.08 and the reassessed fair value of $5.25 of our ordinary shares resulted in an increase of $3.2 million and $0.1 million in the aggregate fair value of stock options granted on December 28, 2010 and in the first six months of 2011, respectively, which is being and will continue to be recorded as additional compensation expense in our consolidated statements of operations over the requisite service periods of between one and four years. Unrecognized compensation expense associated with all of our stock options outstanding at December 31, 2011 was $4.0 million, which is expected to be recognized over a weighted average period of 3.1 years.

We determined that the fair value of our ordinary shares increased from $3.36 per share on January 1, 2010 to $10.49 on June 30, 2012. The following discussion describes the reasons for the increases of the fair value of our ordinary shares over this period and an estimated midpoint of the price range set forth on the front cover of this prospectus of $16.00 per share.

During the year ended December 31, 2010, we continued to operate our business in the ordinary course. We experienced increases in our number of customers and subscription revenue as well as increases in our operating expenses in support of growing the business, primarily due to increased sales and marketing expenditures and the hiring of additional personnel. We released our semi-annual update to our product in March 2010, which included the addition of Garmin turn-by-turn dispatch integration and panoramic reporting capabilities. We raised additional capital with two private placements during the year and entered into a $17.5 million debt agreement. Net proceeds of the debt agreement and Series B preferred shares offering were used to acquire SageQuest, a SaaS provider of comparable fleet management solutions. Proceeds from our Series C preferred shares offering in November 2010 are being used for general corporate purposes to grow the business. We generated a net loss of $0.7 million during the year ended December 31, 2010. During the year, we had no plans for an initial public offering in the near term because we did not believe that the public markets presented a favorable environment at that time. In the fourth quarter of 2010, we determined that the fair value of our ordinary shares per share was equivalent to the price per share at which the Series C shares were sold in November 2010. Based on this determination, the fair value of our ordinary shares increased from $3.36 as of January 1, 2010 to $5.25 per share as of November 23, 2010 and through December 31, 2010.

During the quarter ended March 31, 2011, we continued to operate our business in the ordinary course. Both our number of customers and subscription revenue continued to grow. We continued to expend resources on innovation and improving functionality and increasing our lead generation efforts and sales resources to close deals. We grew and expanded our sales offices and related personnel. We evaluated the public market environment and determined that the markets were recovering in such a manner to permit us to successfully initiate an initial public offering at an appropriate valuation. As a result, management and our Board of Directors began to consider the possibility of a potential initial public offering, although there were only preliminary discussions with third parties regarding an offering. In calculating the fair value of our ordinary shares, we adjusted for this probability accordingly. The fair value of our ordinary shares remained at $5.25 per share as of March 31, 2011.

During the quarter ended June 30, 2011, our company moved from the early stages of considering the possibility of a potential initial public offering to estimating a 60% likelihood of completing an initial public offering in the next 12 to 18 months based on the improvement of market conditions, discussions with and engagement of investment banks and lawyers, and our readiness to successfully complete the initial public offering filing process, including external audits and interim reviews. In that quarter, we also held our initial organizational meeting. We assumed a 20% likelihood of a private sale scenario based on our market share and growth, balance sheet strength and expansion goals. We assumed a 15% likelihood of remaining private based on our growth projections and capital needs. Under this scenario, in order to estimate the enterprise value of remaining private, we assumed that (i) the DCFM received a weighting of 50% and used our forecasted cash flow data; (ii) the PTM received a weighting of 10%; and (iii) the GPCM received a weighting of 40% and reflects multiples realized, as of the valuation date, by public companies in a similar industry and with characteristics similar to our company, and reflects the similarity of our company to the guideline public companies identified and utilized. Finally, we assigned a 5% likelihood to the dissolution scenario based on an increase in our balance sheet strength, profitability and growth. We determined that the fair value of our ordinary shares increased to $7.97 per share as of June 30, 2011.

For the quarter ended September 30, 2011, although our number of customers and subscription revenue continued to grow, we believed it did so reasonably close to our forecasted results used in the prior ordinary share valuation. Also, the markets appeared to be more unfavorable during this quarter than in the prior quarter ended June 30, 2011. As a result, we held our likelihoods of all four types of future-event scenarios consistent with those of the June 30, 2011 ordinary share valuation. Based on our strong results which were consistent with expectations used in the prior valuation, we determined that the fair value of our ordinary shares remained at $7.97 per share as of September 30, 2011.

For the quarter ended December 31, 2011, we believed that the public markets were gathering strength; and we believed they would continue to improve. Additionally, we had made progress in the process of preparing for an initial public offering, therefore increasing the likelihood of going public from 60% to 75% in our PWERM analysis. Consequently, we decreased the likelihood of the private sale scenario from 20% to 10%, of the remaining private scenarios from 15% to 10%, and of the dissolution scenario from 5% to 0%. In order to estimate the enterprise value under the remaining private scenario, we assumed that (i) the DCFM received a 50% weighting; (ii) the GPCM received a 50% weighting; and (iii) the PTM received a 0% weighting as no recent transactions involving our ordinary shares had occurred. The value from the DCFM increased significantly from the June 30, 2011 and September 30, 2011 valuations as re-forecasted operating results and cash flow as of December 31, 2011 were much greater than at the prior quarter ends as both our number of subscribed vehicles and subscription revenues continued to grow in excess of our original expectations. We, therefore, determined that the fair value of our ordinary shares increased to $9.36 as of December 31, 2011.

During the quarter ended March 31, 2012, the public markets strengthened compared to their prior quarter performance. We also continued to make progress in preparing for our initial public offering and, at that time, anticipated completing our IPO within the following six months. Given these factors, we increased the likelihood of going public from 75% to 90% in our PWERM analysis. Consequently, we decreased the likelihood of the private sale scenario from 10% to 5% and of the remaining private scenarios from 10% to 5%. In order to estimate the enterprise value under the remaining private scenario, we continued to assume that the DCFM and the GPCM both received a 50% weighting and that the PTM received a 0% weighting, as no recent transactions involving our ordinary shares had occurred. During the quarter ended March 31, 2012, we entered into a subscription agreement resulting in our largest customer account to date, continued to grow our business and exceeded our forecasted quarterly results in both our financial and unit-based metrics. We, therefore, determined that the fair value of our ordinary shares increased to $10.01 as of March 31, 2012.

During the quarter ended June 30, 2012, we held our likelihoods of all three types of future-event scenarios consistent with those used in our March 31, 2012 ordinary share valuation in our PWERM analysis, with the going public scenario weighted at 90%, the private sale scenario weighted at 5% and the remaining private scenarios weighted at 5%. During the quarter, we released version 9.0 of our software solution and continued to grow our business in line with forecasted quarterly results. We also submitted a registration statement with the SEC for an initial public offering of our ordinary shares, commencing our registration process. Given the progress made toward completing our IPO, we reduced the estimated time to complete our IPO from six months as of the March 31, 2012 valuation date to three months as of the June 30, 2012 valuation date, and we decreased the discount for lack of marketability from 15% to 10% in our PWERM analysis. We, therefore, determined that the fair value of our ordinary shares increased to $10.49 per share as of June 30, 2012.

On September 11, 2012, we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of that price range is $16.00 per share. In comparison, our estimate of the fair value of our ordinary shares as of June 30, 2012 was $10.49 per share. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an analysis of valuation ranges in initial public offerings for generally comparable companies in our industry during the past year;

•	the recent performance of initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for our company and the industry in which we operate; and

•	our financial position.

We believe that the difference between the fair value of our ordinary shares as of June 30, 2012 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•

We determined the fair value of our ordinary shares as of June 30, 2012 using a probability-weighted expected return method, in which we weighted the probabilities of four possible future-event scenarios, including an IPO, a private sale and two remaining private scenarios, to determine the enterprise value of the company. In contrast, the midpoint of the estimated price range for this offering contemplates only an IPO.

•

Historically, and we believe it is reasonable to expect that, the completion of an IPO increases the value of an issuer’s ordinary shares as a result of the increase in the liquidity and ability to trade such securities in the public market. As such, the midpoint of the estimated price range of this offering excludes any discount for lack of marketability for our ordinary shares, which was appropriately taken into account in our Board of Directors’ determination of the fair value of our ordinary shares as of June 30, 2012 and was estimated to be 10%.

•

The midpoint of the estimated price range for this offering necessarily assumes that the IPO has occurred, that a public market for our ordinary shares has been created, and that all of our preferred shares have converted into ordinary shares in connection with the IPO. In contrast, our Board of Directors’ determination of the fair value of our ordinary shares as of June 30, 2012 assumed that an IPO would occur in three months and appropriately discounted the IPO scenario to present value using a 20% discount rate. In addition, holders of our redeemable convertible preferred shares had then, and will have until the IPO, substantial economic rights and preferences over holders of our ordinary shares, which were appropriately considered in our Board of Directors’ determination of the fair value of our ordinary shares as of June 30, 2012.

•

Equity markets in general improved modestly during the recent period, resulting in an increase in our market comparables. For example, in the period from July 2, 2012 to September 11, 2012, the Dow Jones Industrial Average increased 3.5%, the S&P 500 index increased 5.0% and the NYSE Composite index increased 5.3%.

•

The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our cash position. Additionally, the completion of this offering would provide us with access to the public debt and equity markets. These projected improvements in our financial position influenced the increased ordinary share valuation indicated by the midpoint of the estimated price range of this offering.

In addition, since June 30, 2012, we had several developments in our business, which had a positive impact on the fair value of our ordinary shares, including:

•

In July 2012, we entered into a subscription agreement with our first SageQuest customer in Europe and commenced creation of a dedicated SageQuest sales team in Europe through the hiring of two full-time employees;

•	In July 2012, we received an order to increase, by a sizable amount, the number of vehicles under subscription from our largest customer;

•

In August 2012, we negotiated a termination of our Management Services Agreement with Privia and a reduction in the payments due under the agreement from up to $15.0 million to $7.8 million, and we made the $7.8 million payment, resulting in the full settlement of this liability;

•	In August 2012, we publicly filed a registration statement with the SEC, evidencing continued progress toward completing our IPO; and

•

In late August 2012, we further revised our forecasted operating model for 2012 and 2013, reflecting higher forecasted revenue, net income and EBITDA than were reflected in the version of the forecast used in the IPO scenario of our Board of Directors’ valuation of our ordinary shares as of June 30, 2012, and we used this revised forecast to estimate the price range of this offering. The revised forecast resulted in an increase in the range of our implied enterprise value.

Based on an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of June 30, 2012 was $37.6 million, of which $19.3 million related to vested options and $18.3 million to unvested options.

Results of Operations

The following table presents our results of operations in thousands of dollars and as a percentage of subscription revenue for each of the periods indicated (certain items may not foot due to rounding).

	Year Ended December 31,				Six Months Ended June 30,
	2010		2011		2011		2012
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
	(dollars in thousands)
Subscription revenue	$64,690	100.0%	$92,317	100.0%	$42,587	100.0%	$58,405	100.0%
Cost of subscription revenue	22,941	35.5	28,631	31.0	13,466	31.6	17,332	29.7

Gross profit	41,749	64.5	63,686	69.0	29,121	68.4	41,073	70.3

Operating expenses:
Sales and marketing	20,447	31.6	33,391	36.2	15,948	37.4	20,199	34.6
Research and development	4,061	6.3	6,021	6.5	2,743	6.4	3,374	5.8
General and administrative	14,628	22.6	18,309	19.8	8,586	20.2	14,229	24.4

Total operating expenses	39,136	60.5	57,721	62.5	27,277	64.1	37,802	64.7

Income from operations	2,613	4.0	5,965	6.5	1,844	4.3	3,271	5.6
Interest income (expense), net	(1,012)	(1.6)	(2,386)	(2.6)	(1,156)	(2.7)	(1,104)	(1.9)
Foreign currency transaction gain (loss), net	(907)	(1.4)	155	0.2	642	1.5	(142)	(0.2)
Loss on extinguishment of debt	—	—	—	—	—	—	(934)	(1.6)

Income before income taxes	694	1.1	3,734	4.0	1,330	3.1	1,091	1.9
Provision for (benefit from) income taxes	1,430	2.2	865	0.9	(266)	(0.6)	1,457	2.5

Net income (loss)	$(736)	(1.1)%	$2,869	3.1%	$1,596	3.7%	$(366)	(0.6)%

Comparison of Six Months Ended June 30, 2011 and 2012

Subscription Revenue

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Subscription revenue	$42,587	$58,405	37.1%

Subscription revenue increased by $15.8 million, or 37.1%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. This revenue growth was primarily driven by the increase in the average number of vehicles under subscription, which grew by approximately 39.6% from the six months ended June 30, 2011 to the six months ended June 30, 2012. As of the period-ends, the number of vehicles under subscription increased from approximately 200,000 as of June 30, 2011 to approximately 281,000 as of June 30, 2012. The increase in vehicles under subscription was due in large part to our investment in sales and marketing of our branded solutions, including the addition of 46 sales and marketing personnel from period-end to period-end. Our average selling prices generally remained stable, while volume increased in the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

Cost of Subscription Revenue

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Cost of subscription revenue	$13,466	$17,332	28.7%
Percentage of subscription revenue	31.6%	29.7%

Cost of subscription revenue increased by $3.9 million from the six months ended June 30, 2011 to the six months ended June 30, 2012. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 39.6% from the six months ended June 30, 2011 to the six months ended June 30, 2012. Communications, third-party data and hosting costs increased by $1.5 million due to the increase in the number of installed in-vehicle devices, which drove an increase in data communications costs of $1.0 million, an increase of $0.3 million in third-party data subscription fees, and an increase of $0.2 million in hosting costs for our software applications. Field service costs for maintenance and repair of installed in-vehicle devices increased by $1.6 million primarily due to the increase in number of vehicles under subscription. Depreciation and amortization of installed in-vehicle devices increased by $0.5 million primarily due to the increase in the number of vehicles under subscription. Payroll and related expense increased by $0.2 million primarily due to an increase of six employees in our customer support and configuration groups from period-end to period-end.

As a percentage of subscription revenue, our cost of subscription revenue decreased from 31.6% in the six months ended June 30, 2011 to 29.7% in the six months ended June 30, 2012. As our business and subscription revenue has grown, the decrease in cost of subscription revenue as a percentage of subscription revenue has resulted from leveraging our scale to negotiate improved pricing for our subscriber-based costs, such as the cost of in-vehicle devices, data communication charges and third-party data subscription fees, including those for mapping and posted speed limit data. In addition, we achieved improved economies of scale from our hosting activities and configuration personnel as these components of our costs result in minimal incremental cost per vehicle under subscription.

Sales and Marketing Expense

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Sales and marketing expense	$15,948	$20,199	26.7%
Percentage of subscription revenue	37.4%	34.6%

Sales and marketing expense increased by $4.3 million from the six months ended June 30, 2011 to the six months ended June 30, 2012. This increase was primarily due to our investment in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $3.4 million, inclusive of commissions, primarily related to the expansion of our sales and marketing teams. These increases were the result of an increase of 46 in the number of sales and marketing personnel from period-end to period-end. Those 46 new employees were added to further pursue the opportunity provided by the SageQuest product line and to further grow the Web sales teams for the FleetMatics product line. We also increased the number of our marketing personnel to focus on lead generation, brand awareness and search engine optimization. Advertising and promotional expenditures increased by $1.2 million due to additional marketing and advertising efforts. In addition, facilities expense increased by $0.2 million primarily as a result of additional office space requirements for our newly hired employees. These increases were partially offset by decreased amortization expense of $0.4 million related to customer relationships and trademarks acquired in the SageQuest acquisition.

As a percentage of subscription revenue, sales and marketing expense decreased from 37.4% in the six months ended June 30, 2011 to 34.6% in the six months ended June 30, 2012 primarily due to the 26.7% increase in expenses noted above being more than offset by the impact of the 37.1% growth in our subscription revenue period over period.

Research and Development Expense

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Research and development expense	$2,743	$3,374	23.0%
Percentage of subscription revenue	6.4%	5.8%

Research and development expense increased by $0.6 million from the six months ended June 30, 2011 to the six months ended June 30, 2012. The increase was primarily due to additional payroll-related costs of $0.6 million resulting from an increase of five in the number of product management and development personnel as well as additional travel-related expenses of $0.1 million incurred related to additional employees hired to further enhance and develop our products.

Research and development expense for the six months ended June 30, 2011 and 2012 of $2.7 million and $3.4 million, respectively, was recorded net after capitalization of $0.4 million and $0.5 million, respectively, of costs related to our internal-use software applications accessed by our customers through our website.

As a percentage of subscription revenue, research and development expense decreased from 6.4% in the six months ended June 30, 2011 to 5.8% in the six months ended June 30, 2012. This decrease is attributable to the increased expenses noted above being more than offset by the impact of the percentage growth in our subscription revenue period over period.

General and Administrative Expense

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
General and administrative expense	$8,586	$14,229	65.7%
Percentage of subscription revenue	20.2%	24.4%

General and administrative expense increased by $5.6 million from the six months ended June 30, 2011 to the six months ended June 30, 2012. This increase was primarily due to an increase of $1.4 million in payroll-related costs and an increase of $2.9 million in professional fees. The increase in payroll-related costs was due primarily to the transition from clerk and administrative-level personnel to professionals with public company and managerial experience, which resulted in only a slight net increase in general and administrative headcount from period-end to period-end. Professional fees in the six months ended June 30, 2011 and 2012 included $1.1 million and $1.8 million, respectively, of expenses accrued for consulting fees under our Management Services Agreement with Privia and also reflected an increase period over period of $2.1 million in accounting, tax and audit fees related to the audits of our financial statements. Also contributing to the increase in general and administrative expense period over period was an increase of $0.8 million of office-related costs associated with our additional employees, an increase of $0.4 million in bad debt expense, and an increase of $0.3 million in merchant and bank fees due to the increase in customer subscriptions. These increases were partially offset by a decrease of $0.3 million period over period in share-based compensation expense. We granted performance-based options at the end of 2010 with a one-year vesting period, which increased the share-based compensation expense in the six months ended June 30, 2011.

As a percentage of subscription revenue, general and administrative expense increased from 20.2% in the six months ended June 30, 2011 to 24.4% in the six months ended June 30, 2012 primarily due to the increase of $2.1 million period over period in accounting, tax and audit fees and the $0.7 million increase in expense period over period related to our Management Services Agreement with Privia. Other cost increases in general and administrative expense were in line with the percentage growth in subscription revenue period over period.

Interest Income (Expense), net

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Interest income (expense), net	$(1,156)	$(1,104)	(4.5)%

Interest income (expense), net remained consistent in the six months ended June 30, 2011 as compared with the six months ended June 30, 2012 and primarily reflects the interest expense incurred on our long-term debt as well as amortization expense of related debt discounts and deferred financing costs. In conjunction with the SageQuest acquisition in July 2010, we entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC, or DE Shaw, for $17.5 million of senior secured notes, which we refer to as the Senior Secured Notes. The outstanding principal amount of the Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.5% per annum (based on actual days), but not less than 12.5%. In May 2012, we repaid the Senior Secured Notes in full and we entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25.0 million Term Loan and a $25.0 million Revolving Credit Facility. The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Interest income netted against interest expense was immaterial in the six months ended June 30, 2011 and 2012.

Foreign Currency Transaction Gain (Loss), net

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Foreign currency transaction gain (loss), net	$642	$(142)	NM

Foreign currency transaction gain (loss), net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on intercompany payables and receivables denominated in currencies other than the functional currencies of the legal entities in which the transactions are recorded. For the six months ended June 30, 2011, we recognized $0.6 million in foreign currency transaction gains attributable to the strengthening of the euro and the British pound against the U.S. dollar in the period. For the six months ended June 30, 2012, we recognized $0.1 million in foreign currency transaction losses attributable to the weakening of the euro and the British pound against the U.S. dollar in the period.

Loss on Extinguishment of Debt

In May 2012, we used proceeds from the $25.0 million Term Loan of our Senior Secured Credit Facility with Wells Fargo Capital Finance, LLC to pay in full the amounts due under the Senior Secured Notes with DE Shaw. The repayment of the DE Shaw debt was accounted for as a debt extinguishment. For the six months ended June 30, 2012, we recognized a loss on extinguishment of debt of $0.9 million, which was primarily comprised of the write-off of unamortized debt discount of $0.4 million and the prepayment premium of $0.5 million we paid in cash.

Provision for Income Taxes

	Six Months Ended June 30,
	2011	2012	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$(266)	$1,457	NM

Our provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. We are subject to tax in various jurisdictions that apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law, which is subject to interpretation on a jurisdiction-by-jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate on its trading income and 25% on its non-trading income and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 26%, respectively.

Our effective income tax rate for the six months ended June 30, 2011 and 2012 was (20.0)% and 133.5%, respectively, on pre-tax income of $1.3 million and $1.1 million, respectively. Our effective tax rate for the six months ended June 30, 2011 was lower than the statutory Irish rate of 12.5% due primarily to losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation allowance was required as well as the release of certain reserves for uncertain tax positions in non-Irish jurisdictions, due to the expiration of a statute of limitations. Those benefits were partially offset by the recording of reserves for uncertain tax positions along with related interest and penalties as well as an increase to our valuation allowance related to certain Irish net operating loss carryforwards. Our effective tax rate for the six months ended June 30, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom.

Our provision for income taxes may change from period to period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws including enacted statutory rates, as well as recurring factors, including changes in the mix of earnings in countries with differing statutory tax rates. As a result of our global business model and cross-border intercompany transactions, a change in uncertain tax positions or a change in statutory rates, particularly in Ireland, could have a significant effect on our overall effective tax rate.

Comparison of Years Ended December 31, 2010 and 2011

Subscription Revenue

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Subscription revenue	$64,690	$92,317	42.7%

Subscription revenue increased by $27.6 million, or 42.7% from 2010 to 2011. This revenue growth was primarily driven by the increase in the average number of vehicles under subscription, which grew by approximately 35.7% from the year ended December 31, 2010 to the year ended December 31, 2011. As of the year-ends, the number of vehicles under subscription increased from approximately 130,000 as of December 31, 2009, to approximately 172,000 as of December 31, 2010, to approximately 237,000 as of December 31, 2011. The increase in vehicles under subscription was due in large part to our investment in sales and marketing of our branded solutions, including the addition of 87 sales and marketing personnel, and the inclusion, for a full year in 2011, of SageQuest, which was acquired in July 2010. Our average selling prices generally remained stable, while volume increased in 2011 compared to 2010.

Cost of Subscription Revenue

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Cost of subscription revenue	$22,941	$28,631	24.8%
Percentage of subscription revenue	35.5%	31.0%

Cost of subscription revenue increased by $5.7 million from 2010 to 2011. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 35.7% from year ended December 31, 2010 to the year ended December 31, 2011, as well as the effect of a full year of SageQuest cost of subscription revenue included for 2011 versus five months of such costs being included in for 2010. Communications, third-party data and hosting costs increased by $2.2 million due to the increase in the number of installed in-vehicle devices, which drove an increase in data communications costs of $1.6 million, an increase of $0.4 million in third-party data subscription fees, and an increase of $0.2 million in hosting costs for our software applications. The increase in hosting costs was also the result of incurring a full year of costs in 2011 from the use of two new third-party hosting facilities, one of which we began to use upon the acquisition of SageQuest in July 2010 and the other of which we began to use in April 2010. Field service costs for maintenance and repair of installed in-vehicle devices increased by $1.6 million from 2010 to 2011 primarily due to the increase in number of vehicles under subscription. Payroll and related expense increased by $1.0 million primarily due to an increase of seven employees in our customer support and configuration groups as well as a full year versus only five months of expense related to 32 employees added as a result of the SageQuest acquisition in 2010.

As a percentage of subscription revenue, our cost of subscription revenue decreased from 35.5% to 31.0% from 2010 to 2011. As our business and subscription revenue has grown, the decrease in cost of subscription revenue as a percentage of subscription revenue has resulted from leveraging our scale to negotiate improved pricing for our subscriber-based costs, such as the cost of in-vehicle devices, data communication charges and third-party data subscription fees, including those for mapping and posted speed limit data. In addition, we achieved improved economies of scale from our hosting activities and configuration personnel as these components of our costs result in minimal incremental cost per vehicle under subscription.

Sales and Marketing Expense

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Sales and marketing expense	$20,447	$33,391	63.3%
Percentage of subscription revenue	31.6%	36.2%

Sales and marketing expense increased by $12.9 million from 2010 to 2011 as we invested heavily in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $5.4 million, inclusive of commissions, primarily related to the expansion of our sales and marketing teams. These increases were the result of an increase of 87 in the number of sales and marketing personnel as well as a full year versus only five months of expense related to 27 employees added as a result of the SageQuest acquisition in 2010. Those 87 new employees were added to further pursue the opportunity provided by the SageQuest product line and to further grow the Web sales teams for the FleetMatics product line. We also increased the number of our marketing personnel to focus on lead generation, brand awareness and search engine optimization. Amortization expense related to customer relationships and trademarks acquired in the SageQuest acquisition increased by $2.8 million as a result of incurring a full year of amortization of in 2011 versus five months of amortization in 2010. Advertising and promotional expenditures increased by $1.5 million due to additional marketing and advertising efforts, and travel expenses increased by $0.7 million due to the growth in personnel and the addition of two new sales offices. Recruiting expense increased by $1.0 million as a result of our additional hiring efforts, and facilities expense increased by $1.0 million as a result of additional office space requirements for our newly hired employees. In addition, share-based compensation expense increased by $0.6 million resulting from stock options granted to employees at the end of 2010.

As a percentage of subscription revenue, sales and marketing expense increased from 31.6% to 36.2% from 2010 to 2011 primarily due to our investment in sales and marketing efforts, including adding additional personnel, and the increase in amortization expense related to customer relationships and trademarks acquired in the SageQuest acquisition. The other expense increases noted above were generally consistent with the percentage growth in subscription revenue year over year.

Research and Development Expense

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Research and development expense	$4,061	$6,021	48.3%
Percentage of subscription revenue	6.3%	6.5%

Research and development expense increased by $2.0 million from 2010 to 2011. The increase was primarily due to additional payroll-related costs of $1.4 million resulting from an increase of 16 in the number of product management and development personnel as well as a full year versus only five months of expense related to 11 employees added as a result of the SageQuest acquisition in 2010, additional travel-related expenses of $0.2 million, and office-related expense of $0.3 million incurred related to additional employees hired to further enhance and develop our products. Most of this growth in our research and development workforce was the result of hiring the SageQuest research and development employees as part of the acquisition in July 2010.

Research and development expense for the years ended December 31, 2010 and 2011 of $4.1 million and $6.0 million, respectively, was recorded net after capitalization of $0.4 million and $0.7 million, respectively, of costs related to our internal-use software applications accessed by our customers through our website. The increase in the amounts capitalized year over year was due to two major product releases in April and November 2011.

As a percentage of subscription revenue, research and development expense remained relatively constant from 2010 to 2011.

General and Administrative Expense

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
General and administrative expense	$14,628	$18,309	25.2%
Percentage of subscription revenue	22.6%	19.8%

General and administrative expense increased by $3.7 million from 2010 to 2011. This increase was primarily due to an increase of $2.5 million in payroll-related costs as a result of hiring eight additional employees to support our overall growth as well as a full year versus only five months of expense related to 13 employees added as a result of the SageQuest acquisition in 2010; additional share-based compensation expense of $1.3 million resulting from stock options granted to employees at the end of 2010; and an increase of $2.6 million in professional fees. Professional fees in 2010 and 2011 included $0.2 million and $2.2 million, respectively, of expenses accrued for consulting fees that are to be paid under our Management Services Agreement with Privia. Also contributing to the increase in general and administrative expense year over year was an increase of $0.4 million of office-related costs associated with our additional employees and an increase of $0.3 million in merchant and bank fees due to the increase in customer subscriptions. These increases were partially offset by a decrease of $3.9 million year over year in accounting, tax and audit fees related to the audits of our financial statements.

As a percentage of subscription revenue, general and administrative expense decreased from 22.6% to 19.8% from 2010 to 2011 primarily due to the decrease of $3.9 million year over year in accounting, tax and audit fees, partially offset by the $2.0 million increase in expense year over year related to our Management Services Agreement with Privia. Other cost increases in general and administrative expense were in line with the percentage growth in subscription revenue year over year.

Interest Income (Expense), net

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Interest income (expense), net	$(1,012)	$(2,386)	135.8%

In conjunction with the SageQuest acquisition in July 2010, we entered into a credit agreement with DE Shaw for $17.5 million of Senior Secured Notes. Interest expense increased by $1.4 million from 2010 to 2011 primarily due to incurring a full year of interest expense in 2011 versus five months of interest expense in 2010 related to this debt. The outstanding principal amount of the Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.5% per annum (based on actual days), but not less than 12.5%. As of December 31, 2011, the actual interest rate was 12.5%. Interest income netted against interest expense was immaterial in 2010 and 2011.

Foreign Currency Transaction Gain (Loss), net

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Foreign currency transaction gain (loss), net	$(907)	$155	NM

Foreign currency transaction gain (loss), net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on intercompany payables and receivables denominated in currencies other than the functional currencies of the legal entities in which the transactions are recorded. For the year ended December 31, 2011, we recognized $0.2 million in foreign currency transaction gains attributable to the weakening of the euro and the British pound against the U.S. dollar in the period.

Provision for Income Taxes

	Year Ended December 31,
	2010	2011	% Change
	(dollars in thousands)
Provision for income taxes	$1,430	$865	(39.5)%

Our provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. We are subject to tax in various jurisdictions that apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law, which is subject to interpretation on a jurisdiction-by-jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate on its trading income and 25% on its non-trading income and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 26%, respectively. For the years ended December 31, 2010 and 2011, our domestic pre-tax income in Ireland was $0.5 million and $6.5 million, respectively, and our foreign pre-tax income (loss) was $0.2 million and $(2.8) million, respectively, primarily in the United States and the United Kingdom. See Note 11 to our consolidated financial statements for additional information related to the foreign and domestic income tax expense (benefit) we recorded and the effect that foreign taxes had on our overall effective tax rate. In addition to the pre-tax income (loss) of each jurisdiction taxed at the different tax rates noted above, our effective income tax rates for each year were affected by the items noted below.

Our effective income tax rate for the years ended December 31, 2010 and 2011 was 205.9% and 23.2%, respectively, on pre-tax income of $0.7 million and $3.7 million, respectively. Our effective tax rate for the year ended December 31, 2010 was higher than the statutory Irish rate of 12.5% due primarily to the recording of reserves for uncertain tax positions along with related interest and penalties, an increase to our valuation allowance related to certain Irish net operating loss carryforwards, and 22.9% of our income being earned outside of Ireland at higher income tax rates. The impact of these increases was partially offset by the release of certain reserves for uncertain tax positions in non-Irish jurisdictions due to the expiration of a statute of limitations as well as Irish tax credits being claimed. Our effective tax rate for the year ended December 31, 2011 was higher than the statutory Irish rate of 12.5% primarily due to the recording of reserves for uncertain tax positions, along with related interest and penalties, and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom and losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation allowance was required.

The decrease in our effective tax rate from 2010 to 2011 was primarily the result of us earning a greater proportion of our taxable income overall in lower tax-rate jurisdictions in 2011 than in 2010 and a decrease in the reserves recorded for uncertain tax positions as a result of the lapse of statute of limitations and other changes in potential tax liabilities of prior years.

Our provision for income taxes may change from period to period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws including enacted statutory rates, as well as recurring factors, including changes in the mix of earnings in countries with differing statutory tax rates. As a result of our global business model and cross-border intercompany transactions, a change in uncertain tax positions or a change in statutory rates, particularly in Ireland, could have a significant effect on our overall effective tax rate.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data and other financial data for each of the eight quarters in the period ended June 30, 2012 (certain items may not foot due to rounding). We have prepared the consolidated statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, each consolidated statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of this data for the periods presented. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results to be expected in future periods.

	Three Months Ended
	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012
	(in thousands)
Consolidated Statements of Operations Data:
Subscription revenue	$17,336	$20,662	$20,170	$22,417	$23,865	$25,865	$27,839	$30,566
Cost of subscription revenue	6,122	6,928	6,426	7,040	7,469	7,696	8,443	8,889

Gross profit	11,214	13,734	13,744	15,377	16,396	18,169	19,396	21,677

Sales and marketing	5,403	5,807	7,864	8,084	8,548	8,895	9,934	10,265
Research and development	1,036	1,382	1,344	1,399	1,630	1,648	1,617	1,757
General and administrative	3,030	7,713	3,753	4,833	4,539	5,183	5,696	8,533

Total operating expenses	9,469	14,902	12,961	14,316	14,717	15,727	17,247	20,555

Income (loss) from operations	1,745	(1,168)	783	1,061	1,679	2,442	2,149	1,122
Other income (expense), net	699	(895)	25	(539)	(1,013)	(704)	(407)	(1,773)
Provision for (benefit from) income taxes	1,822	(1,020)	(642)	376	463	668	718	739

Net income (loss)	$622	$(1,043)	$1,450	$146	$203	$1,070	$1,024	$(1,390)

	Three Months Ended
	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012
	(as a percentage of subscription revenue)
Consolidated Statements of Operations Data:
Subscription revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of subscription revenue	35.3	33.5	31.9	31.4	31.3	29.8	30.3	29.1

Gross profit	64.7	66.5	68.1	68.6	68.7	70.2	69.7	70.9

Sales and marketing	31.2	28.1	39.0	36.1	35.8	34.4	35.7	33.6
Research and development	6.0	6.7	6.7	6.2	6.8	6.4	5.8	5.7
General and administrative	17.5	37.3	18.6	21.6	19.0	20.0	20.5	27.9

Total operating expenses	54.6	72.1	64.3	63.9	61.7	60.8	62.0	67.2

Income (loss) from operations	10.1	(5.7)	3.9	4.7	7.0	9.4	7.7	3.7
Other income (expense), net	4.0	(4.3)	0.1	(2.4)	(4.2)	(2.7)	(1.4)	(5.9)
Provision for (benefit from) income taxes	10.5	(4.9)	(3.2)	1.7	1.9	2.6	2.6	2.4

Net income (loss)	3.6%	(5.0)%	7.2%	0.7%	0.9%	4.1%	3.7%	(4.6)%

In July 2010, we completed the acquisition of SageQuest which favorably impacted revenue beginning in the three months ended September 30, 2010. Subscription revenue increased sequentially in each of the quarters presented due to increases in the number of total vehicles under subscription in each quarter. The increase in subscription revenue for the three months ended December 31, 2010 was unusually large because it included an accelerated recognition of subscription revenue totaling $1.0 million associated with a prepaid customer who ceased business operations, resulting in the immediate recognition of all unrecognized revenue under GAAP.

Gross profit, in absolute dollars, increased sequentially for all quarters presented primarily due to revenue growth and efficiencies in our costs, driven by leveraging our scale to negotiate improved pricing on third-party costs coupled with improved economies of scale for certain infrastructure costs, including hosting costs and internal configuration personnel costs.

Total operating expenses, in absolute dollars, increased over time in the periods presented primarily due to increased sales and marketing and general and administrative expenses, which resulted from increased marketing and advertising efforts, increased number of personnel to support the business, and increased professional fees, including those related to accounting, tax and audit services and those related to our Management Services Agreement with Privia. During the three months ended December 31, 2010, general and administrative expenses increased from $3.0 million during the three months ended September 30, 2010 to $7.7 million, primarily as a result of an increase in accounting, tax and audit fees. During the three months ended June 30, 2012, general and administrative expenses increased from $5.7 million during the three months ended March 31, 2012 to $8.5 million, primarily as a result of increases of $1.0 million in accounting, tax and audit fees; $0.7 million in expense recorded related to our Management Services Agreement with Privia; and $0.5 million in health insurance expense. During the three months ended June 30, 2012, other income (expense), net increased from $(0.4) million during the three months ended March 31, 2012 to $(1.8) million, primarily as a result of a one-time loss of $0.9 million on extinguishment of our debt.

Provision for income taxes fluctuated over time in the periods presented primarily due to changes in the jurisdictions in which the income or loss was generated, changes in the valuation allowances for deferred tax assets, the expiration of certain statutes of limitations, and the recording of interest and penalties related to our tax contingencies.

Liquidity and Capital Resources

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
Cash flows provided by (used in) operating activities	$8,663	$1,805	$(1,887)	$2,925
Cash flows used in investing activities	(46,285)	(16,156)	(5,917)	(9,550)
Cash flows provided by (used in) financing activities	49,236	13	(8)	6,239
Effect of exchange rate changes on cash	(166)	(101)	(12)	(78)

Net increase (decrease) in cash	$11,448	$(14,439)	$(7,824)	$(464)

We have funded our operations, capital expenditures and the acquisition of SageQuest primarily through sales of our fleet management solutions to customers, the net proceeds of approximately $54.2 million from the issuance of shares of our capital stock since our inception, and the net proceeds of $23.2 million from debt issued in 2010 and in the first six months of 2012. At June 30, 2012, our principal sources of liquidity were our cash balance of $8.2 million and borrowings of up to $25.0 million available under our revolving credit facility.

Operating Activities

Operating activities provided $2.9 million of cash in the six months ended June 30, 2012. The cash flow provided by operating activities resulted primarily from our net loss of $0.4 million, net non-cash charges of $10.9 million, and net uses of cash of $7.6 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $8.3 million of depreciation and amortization expense, $0.8 million of provisions for accounts receivable, $1.0 million of share-based compensation expense, and $0.4 million of loss on extinguishment of debt. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $1.2 million decrease in our deferred revenue balance, $6.0 million increase in prepaid expenses and other assets, and $2.8 million increase in our accounts receivable from customers, all offset by increases in our accounts payable and accrued expenses of $1.3 million and an increase in accrued income taxes of $1.1 million. The decrease in deferred revenue was attributable to a greater number of customers in 2012 than in 2011 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increase in our accounts receivable was due to the increase in subscription revenue from the six months ended June 30, 2011 to the six months ended June 30, 2012 resulting from the increased number of vehicles under subscription. The increase in our prepaid expenses and other assets in the six months ended June 30, 2012 was due to increases in deferred commissions and capitalized costs of in-vehicle devices owned by customers due to the growth in our business as well as deferred financing costs related to our Senior Secured Credit Facility and deferred IPO costs.

Operating activities used $1.9 million of cash in the six months ended June 30, 2011. The cash flow used in operating activities resulted primarily from our net income of $1.6 million, net non-cash charges of $8.7 million, and net uses of cash of $12.1 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $7.2 million of depreciation and amortization expense, $0.5 million of provisions for accounts receivable, and $1.1 million of share-based compensation expense. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $6.6 million decrease in our deferred revenue balance, $3.3 million increase in prepaid expenses and other assets, $1.8 million increase in our accounts receivable from customers, and $0.5 million increase in our accrued income taxes. The decrease in deferred revenue was attributable to a greater number of customers in 2011 than in 2010 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increases in our accounts receivable and prepaid expenses and other assets were due to the increase in our subscription revenue from the six months ended June 30, 2010 to the six months ended June 30, 2011 resulting from the increased number of vehicles under subscription and an increase in our subscription fees paid to third-party providers of Internet maps and other data. The decrease in our accrued taxes was due to net decreases in our prior-year tax reserves.

Operating activities provided $1.8 million of cash in 2011. The cash flow provided by operating activities primarily resulted from our net income of $2.9 million, net non-cash charges of $21.0 million, and net uses of cash of $22.0 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $15.1 million of depreciation and amortization expense, $2.8 million of provisions for accounts receivable and deferred tax assets, and $2.3 million of share-based compensation expense. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $12.5 million decrease in our deferred revenue balance, $7.2 million increase in prepaid expenses and other assets, $3.5 million increase in our accounts receivable from customers, and $1.0 million decrease in accrued income taxes, all offset by increases in our accounts payable and accrued expenses of $2.2 million. The decrease in deferred revenue was attributable to a greater number of customers in 2011 than in 2010 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increases in our accounts receivable and prepaid expenses and other assets were due to the increase in our subscription revenue from 2010 to 2011 resulting from the increased number of vehicles under subscription and an increase in our subscription fees paid to third-party providers of Internet maps and other data. The decrease in accrued income taxes was due to net decreases in our prior-year tax reserves. The increase in our accounts payable and accrued expenses resulted from our increased spending due to the growth of our business.

Operating activities provided $8.7 million of cash in 2010. The cash flow provided by operating activities primarily resulted from our net loss of $0.7 million, net non-cash charges of $12.1 million, and net uses of cash of $2.7 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $10.6 million of depreciation and amortization expense and $0.9 million of unrealized net foreign currency transaction losses. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $7.5 million decrease in our deferred revenue balance, $3.5 million increase in prepaid expenses and other assets, and $1.2 million increase in accounts receivable from customers, all offset by increases in our accounts payable and accrued expenses of $7.7 million and accrued income taxes of $1.8 million. The decrease in deferred revenue was attributable to a greater number of customers in 2010 than in 2009 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The other changes in our operating assets and liabilities were primarily driven by the increase in our subscription revenue from 2009 to 2010 resulting from the increased number of vehicles under subscription and increased spending due to the growth of our business.

Investing Activities

Net cash used in investing activities was $5.9 million and $9.6 million for the six months ended June 30, 2011 and 2012, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase property and equipment of $5.1 million and $9.0 million in the six months ended June 30, 2011 and 2012, respectively, as well as costs capitalized for internal-use software of $0.4 million and $0.5 million in the six months ended June 30, 2011 and 2012, respectively.

Net cash used in investing activities was $46.3 million and $16.2 million for the years ended December 31, 2010 and 2011, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase property and equipment of $9.4 million and $15.1 million in 2010 and 2011, respectively; costs capitalized for internal-use software of $0.4 million and $0.7 million in 2010 and 2011, respectively; and cash paid to acquire SageQuest of $36.4 million in 2010. Property and equipment purchased in 2010 and 2011 included computer equipment for our employees, software used by our research and development team, and furniture for our offices.

Financing Activities

Net cash provided by financing activities was $6.2 million for the six months ended June 30, 2012, as compared to no cash being used in or provided by financing activities for the six months ended June 30, 2011. Net cash provided by financing activities for the six months ended June 30, 2012 consisted of net proceeds of $23.9 million from our borrowing under the Term Loan, offset by the repayment of our Senior Secured Notes of $17.5 million and payments of our capital lease obligations of $0.2 million.

Net cash provided by financing activities was $49.2 million and $0.0 million for the years ended December 31, 2010 and 2011, respectively. Net cash provided by financing activities in 2010 consisted primarily of net proceeds of $32.1 million from the issuance of our Series B and Series C redeemable convertible preferred shares and net proceeds of $16.8 million from the issuance of $17.5 million senior secured notes. Net cash provided by financing activities in 2011 consisted of the repayment in full of the principal and interest of $0.1 million due on the note receivable from our Chief Executive Officer, offset partially by the payment of our capital lease obligations of $0.1 million.

Indebtedness and Liquidity

We believe that our cash, borrowings available under our Senior Secured Credit Facility and the net proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

On May 10, 2012, we entered into a credit facility with Wells Fargo Capital Finance, LLC, as administrative agent and lender, consisting of a $25 million term loan, or the Term Loan, and a $25 million revolving line of credit, or the Revolving Credit Facility, which expires on May 10, 2017 and which we refer to collectively as the Senior Secured Credit Facility. The Senior Secured Credit Facility is collateralized by a senior first-priority lien on all of our assets and property, subject to certain customary exclusions. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25 million Term Loan, and to provide us with an additional source of liquidity. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios. To date, we have borrowed no amounts under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable quarterly commencing on December 31, 2012, with $0.3 million due in 2012, $1.3 million due in 2013, $1.4 million due in 2014, $2.0 million due in 2015, $2.5 million due in 2016 and $17.5 million due in 2017. All amounts borrowed under the Revolving Credit Facility are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

The Senior Secured Credit Facility contains financial covenants that, among other things, require us to maintain liquidity of at least $10 million, comprised of cash plus availability under borrowings, and limits our maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2012, 2013 and 2014. The Senior Secured Credit Facility also requires us to maintain other affirmative and negative covenants. We were in compliance with all such covenants as of June 30, 2012.

As of December 31, 2011, we had net operating loss carryforwards in the United States available to reduce future federal taxable income of $22.5 million, and we had net operating loss carryforwards in Ireland and the United Kingdom available to reduce future taxable income of $3.9 million and $3.1 million. If unused, our net operating loss carryforwards in the United States expire at various dates through 2031, while those in Ireland and the United Kingdom may be carried forward indefinitely. In certain circumstances, usage of our net operating loss carryforwards in the United States and Ireland may be limited.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. Our Term Loan bears interest at a rate of either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. We have a lease for 11,600 square feet of office space in Wellesley, Massachusetts for our U.S. headquarters which is effective through March 2017. We lease approximately 31,200 square feet of office and warehouse space in Ohio under operating leases that expire in November 2017 with a five-year extension option. We lease office space in Ireland for our registered office and for our research and development and sales teams under operating leases that expire in May 2022. We lease office space in Rolling Meadows, Illinois, Clearwater, Florida, Charlotte, North Carolina, Tempe, Arizona and Atlanta, Georgia for our sales teams and Reading, U.K. for a customer care center under lease agreements that expire at various dates through 2019.

We have non-cancelable purchase commitments related to telecommunications, mapping and subscription software services that are payable through 2015.

We have agreements with various vendors to provide specialized space and equipment and related services from which we host our software application. The agreements include payment commitments that expire at various dates through 2014.

The following table summarizes our contractual obligations at June 30, 2012:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term Loan(1)	$29,831	$2,052	$5,031	$22,748	$—
Capital lease obligations(2)	826	390	436	—	—
Operating lease obligations(3)	8,516	1,360	2,378	1,980	2,798
Management Services Agreement obligations(4)	15,000	8,000	7,000	—	—
Outstanding purchase obligations(5)	1,938	1,385	553	—	—
Data center commitments(6)	1,110	1,110	—	—	—

Total(7)	$57,221	$14,297	$15,398	$24,728	$2,798

(1)	Represents the contractually required principal and interest payments on our Term Loan in existence at June 30, 2012 in accordance with the required payment schedule. Cash flows associated with future interest payments to be made were calculated using the interest rate in effect as of June 30, 2012, which was 4.5%.

(2)	Represents the contractually required payments under our capital lease obligations in existence as of June 30, 2012 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.

(3)	Represents the contractually required payments under our operating lease obligations in existence as of June 30, 2012 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.

(4)	Represents the required payments under our Management Services Agreement with Privia if specified targets were achieved. The targets for fiscal year 2013 and 2014 were considered probable to be achieved as of June 30, 2012, and as such, the amounts have been included in this table. On August 20, 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement. Refer to Note 19 to our consolidated financial statements included elsewhere in this prospectus for further discussion on the Management Services Agreement.

(5)	Represents the contractually required payments under the various purchase obligations in existence as of June 30, 2012. No assumptions were made with respect to renewing the purchase obligations at the expiration date of their initial terms, no amounts are assumed to be prepaid and no assumptions were made for early termination of any obligations.

(6)	Represents the contractually required payments for our data center agreements in existence as of June 30, 2012 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease term at its expiration date.

(7)	This table does not include $18.9 million recorded as liabilities for unrecognized tax benefits (inclusive of $6.8 million of accrued interest and penalties) as of June 30, 2012 as we are unable to make reasonably reliable estimates of when cash settlement, if any, will occur with a tax authority because the timing of the examination and the ultimate resolution of the examination is uncertain. Refer to Note 11 to our consolidated financial statements included elsewhere in this prospectus for further discussion on income taxes.

Quantitative and Qualitative Disclosures about Market Risk

We face exposure to adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the U.S.

dollar, primarily the euro, the British pound, and the Canadian dollar with respect to revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.

Foreign Currency Exchange Risk

Foreign currency transaction exposure results primarily from intercompany transactions and transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Any gain or loss resulting from currency fluctuations is recorded on a separate line in our consolidated statements of operations. Net foreign currency transaction losses of $0.1 million were recorded for the six months ended June 30, 2012.

Foreign currency translation exposure results from the translation of the financial statements of our subsidiaries whose functional currency is not the U.S. dollar into U.S. dollars for consolidated reporting purposes. The balance sheets of these subsidiaries are translated into U.S. dollars using period-end exchange rates and their income statements are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in our consolidated balance sheets. Net foreign currency translation gains of $0.0 million were recorded for the six months ended June 30, 2012.

For the six months ended June 30, 2012, approximately 10.6% of our revenues and approximately 15.1% of our operating expenses were generated by subsidiaries whose functional currency is not the U.S. dollar and therefore are subject to foreign currency translation exposure. In addition, 8.0% of our assets and 6.5% of our liabilities were subject to foreign currency translation exposure as of June 30, 2012 as compared to 8.6% of our assets and 8.6% of our liabilities as of December 31, 2011.

Currently, our largest foreign currency exposures are those with respect to the euro and British pound. Relative to foreign currency exposures existing at June 30, 2012, a 10% unfavorable movement in foreign currency exchange rates would expose us to losses in earnings. For the six months ended June 30, 2012, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased pre-tax income by $0.7 million. The estimates used assume that all currencies move in the same direction at the same time. The potential change noted above is based on a sensitivity analysis performed on our financial position as of June 30, 2012. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. At this time, we do not hedge our foreign currency risk.

Interest Rate Fluctuation Risk

As we only hold cash, our cash balances are not subject to market risk due to changes in interest rates. The Term Loan under our Senior Secured Credit Facility, which earns variable rates of interest, exposes us to interest rate risk. Based on the $25.0 million outstanding principal amount of our variable-rate indebtedness at June 30, 2012 under the Term Loan, a one percentage point change in the interest rates above the floor of 4.5% would have impacted our future annual interest expense due under the debt by an aggregate of approximately $0.2 million. However, interest cannot decrease from the 4.5% rate we were paying as of June 30, 2012 as our Senior Secured Credit Facility does not allow for us to pay interest at a rate of less than 4.5% on our principal balances.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, as authoritative guidance on revenue arrangements with multiple deliverables that are not covered by software revenue guidance. This guidance modifies the fair value requirements of FASB Accounting Standards Codification (ASC) subtopic 605-25, Revenue Recognition—Multiple Element Arrangements, by allowing the use of the “best estimate of selling price” for establishing fair value for a deliverable when vendor-specific objective evidence and third-party evidence for determining the selling price of a deliverable in an arrangement cannot be determined. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence or (c) estimated selling price. In addition, the residual method of allocating arrangement consideration is no longer permitted. This guidance is effective for fiscal years beginning on or after June 15, 2010. This guidance was effective for us on January 1, 2011. The adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. This guidance reflects the consensus-for-exposure in the Emerging Issues Task Force, or EITF, Issue No. 10-G, Disclosure of Supplementary Pro Forma Information for Business Combinations. The guidance relates to disclosures about supplementary pro forma information for business combinations and amends existing disclosure criteria, specifying that if a public entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination(s) during the current year had occurred as of the beginning of the comparable prior year annual reporting period only. The guidance also expands the supplemental pro forma disclosures under ASC Topic 805, Business Combinations, to include descriptions of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings for the period. The guidance was effective for business combinations consummated on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, which was January 1, 2011 for us. As the guidance relates only to disclosure, its adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides companies with two options for presenting comprehensive income. Companies can present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement of the guidance to present reclassification adjustments of other comprehensive income by line item on the face of the income statement. However, all other requirements of the guidance were effective for us on January 1, 2012. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which simplifies how companies test goodwill for impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. This guidance is effective for years beginning after December 15, 2011, with early adoption permitted. We have not early adopted this guidance and as such it will be effective for us on January 1, 2012. The new guidance will not have an effect on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, or ASU 2012-02. ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in ASC 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 will become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. As we do not intend to early adopt, the standard will become effective for us on January 1, 2013 and the adoption is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. As a private company, we have designed our internal control over financial reporting to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In connection with the audits of our financial statements as of and for the years ended December 31, 2010 and 2011, which were completed simultaneously, we and our independent registered public accounting firm identified certain material weaknesses and other significant deficiencies in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following four material weaknesses were communicated to us by our independent registered public accounting firm in connection with their audit of our financial statements as of and for the years ended December 31, 2010 and 2011:

•	we did not have sufficient formalized policies and procedures to ensure that complete and accurate, consolidated financial information was prepared and reviewed timely in accordance with U.S. GAAP;

•	we lacked sufficient integrated systems to consolidate multi-currency financial information in a complete, accurate and timely manner;

•

we lacked a sufficient number of resources to completely and accurately record accounting transactions in accordance with U.S. GAAP as well as resources with the technical accounting expertise to completely and accurately account for complex and unique transactions in a timely manner and to prepare and review financial statements and footnote disclosures; and

•	we lacked sufficient and timely formalized monthly, quarterly and annual financial data reviews and analysis.

We have concurred with the findings of our independent registered public accounting firm and have begun remediation efforts. Our efforts to date have included the following:

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Implementation of Formalized Policies and Procedures – We are implementing standardized consolidation and financial reporting policies and procedures as well as a more structured close process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, share-based compensation, recognition of accruals and income taxes. We are creating a uniform set of standards and guidelines for our finance and accounting personnel across our subsidiaries. This approach will allow us to streamline and enhance consistency of our reporting processes across multiple subsidiaries in the U.S. and Europe, and to strengthen our processes for year-end and quarter-end reporting.

•

Implementation of Accounting Systems – We are in the process of completing the implementation of the NetSuite general ledger package and several other supporting accounting modules. The implementation of this system will enable us to report financial information in a more complete, accurate and timely manner.

•

Addition of Employee Resources – We have hired additional senior accounting and finance employees to facilitate accurate and timely accounting closes and to accurately prepare and review financial statements and related footnote disclosures. Our finance team has increased from 16 employees in 2010 to 26 employees in 2011, including the addition of a corporate controller and a director of financial operations. Additionally, in January 2012 we added a global accounting and financial systems manager. We plan to hire additional accounting and finance personnel.

•

Implementation of Financial Data Reviews – As a result of the additional employees added to the finance function as well as the implementation of the new general ledger system, we are allowing for greater lead times between consolidation and reporting of financial information, which will provide additional time for the review and analysis of monthly, quarterly and annual financial data and information.

The actions we will take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we are implementing a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. See “Risk Factors—Risk Relating to Our Business—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate one or more material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately report our financial results could be adversely affected.”

BUSINESS

Overview

FleetMatics is a leading global provider of fleet management solutions delivered as software-as-a-service, or SaaS. Our mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. We offer intuitive, cost-effective Web-based and mobile application solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. As of June 30, 2012, we had more than 16,000 customers who collectively deployed our solutions in over 281,000 vehicles worldwide. The substantial majority of our customers are small and medium-sized businesses, or SMBs, each of which deploy our solutions in 1,000 or fewer vehicles. During the six months ended June 30, 2012, we collected an average of approximately 30 million data points per day from subscribers and have aggregated over 28 billion data points since our inception, which we believe provides a valuable data set that we may consider in the development of complementary business intelligence solutions and additional sources of revenue.

We believe that the addressable market for our fleet management solutions is large, growing and underpenetrated. Frost and Sullivan, an independent research firm, reported that in 2010 there were approximately 18.5 million local commercial fleet vehicles in the U.S. and Canada, 11.3% of which utilized a fleet management solution. We believe that the global market opportunity is much larger and we estimate it to be in excess of 61 million vehicles.

Many SMBs manage their local fleet by using manual processes, such as entering data on time sheets and communicating with mobile employees using cellular phones, which generate minimal actionable business intelligence. Furthermore, existing technology-based solutions, including long haul-focused solutions, can be cost-prohibitive and difficult for SMBs to implement and use. Our multi-tenant SaaS solutions are designed to meet the needs of SMBs, overcome existing barriers to adoption, and leverage the volumes of data transmitted to us from in-vehicle devices over cellular networks that we aggregate and analyze from our large and growing subscriber base. By using our solutions to extract actionable business intelligence from the data on their fleet and mobile workforce, fleet operators gain greater control over fuel, maintenance, labor and other costs while improving the return on capital invested in their fleet.

We have developed a differentiated, cost-effective customer acquisition sales model based on leads sourced through both Web-based digital advertising, such as search engine marketing and optimization, email marketing and our websites, and targeted outbound sales efforts. We design our Web-based marketing programs to drive visitors to our direct Web and field sales forces that use disciplined processes to qualify and convert these leads into paying customers. New customers typically enter into initial three-year subscription agreements with monthly billing, providing us with a high degree of visibility into future revenue.

We have grown our customer base, the number of vehicles using our solutions and our revenue in each year since our incorporation in 2004. The following chart shows the aggregate number of vehicles under subscription for our fleet management solution as of December 31 for each of the years presented and as of June 30, 2012:

The chart above includes the number of vehicles under subscription with our subsidiary SageQuest, Inc., or SageQuest, before and after our acquisition of SageQuest in July 2010.

Our subscription revenue in 2011 grew 42.7% to $92.3 million compared to $64.7 million in 2010 and in the six months ended June 30, 2012 grew 37.1% to $58.4 million compared to $42.6 million in the six months ended June 30, 2011. We reported net income in 2011 of $2.9 million compared to a net loss in 2010 of $0.7 million, and we reported a net loss of $0.4 million in the six months ended June 30, 2012 compared to net income of $1.6 million in the six months ended June 30, 2011. Our Adjusted EBITDA in 2011 grew 94.7% to $21.7 million compared to $11.2 million in 2010 and in the six months ended June 30, 2012 grew 26.6% to $12.0 million compared to $9.5 million in the six months ended June 30, 2011.(1)

Industry Background

Fleet Management Challenges

Most small and medium-sized local service and distribution businesses rely on their fleet of commercial vehicles and mobile workforce to deliver products and services. These SMB fleet operators face the following significant operational challenges:

High and increasing cost of operating vehicles. High fuel costs make monitoring a fleet’s aggregate fuel consumption critically important for fleet operators. Speeding and idling also increase fuel expenses. Furthermore, without knowing the location of each vehicle in a fleet, dispatchers often do not have the information necessary to optimally route their vehicles, resulting in lost time in route to a job location, increased fuel consumption, excessive vehicle mileage and unnecessary wear and tear.

Unproductive worker behavior. Fleet operators lack oversight of their drivers which makes it more difficult for operators to validate hours worked, including overtime, discourage unproductive or undesirable

(1)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of our Adjusted EBITDA to our net income (loss), see the section entitled “Summary Consolidated Financial Data—Adjusted EBITDA” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

worker behavior and incentivize greater efficiency. Inaccuracies in, and falsification of, recorded work hours, also increase operating costs. Fleet operators also have limited ability to curtail employees’ use of company vehicles for unauthorized purposes both during and outside of work hours.

Inability to monitor service responsiveness. Fleet operators have limited ability to understand how well their company is performing with regard to matters that affect customer satisfaction, such as on-time performance and the speed at which a job is completed. This lack of real-time understanding may prevent them from responding quickly and efficiently to customer complaints, ultimately hurting their competitiveness and performance.

Inefficient data management. Fleet operators receive operational information from many disparate sources including communication from their technicians and customers, paper-based reports such as work order performance or timesheets, third-party receipts for items such as fuel purchases, vehicle maintenance logs and customer invoices. While simply collecting this unstructured data is burdensome, organizing and mining the data to identify trends and other actionable business intelligence critical to improving fleet performance can be even more challenging.

Limitations of Existing Fleet Management Solutions

Many fleet management alternatives do not adequately address the challenges faced by operators or are poorly suited for SMB adoption given their high up-front costs, technical complexity and difficulty of implementation and use.

Fleet operators often use discrete point-to-point solutions, such as cellular phones to monitor their fleet and mobile workers. These solutions do not enable continuous monitoring, making it difficult to validate hours worked, optimize vehicle routing, monitor service responsiveness and manage other day-to-day fleet activities. Additionally, fleet operators that rely on paper-based techniques, spreadsheets, worker time cards and other manual processes used to manage fleet data are subject to additional limitations. These methods of collecting and analyzing operational data can be time-consuming and strain the resources of operators of any fleet size. Furthermore, these techniques generate minimal business intelligence, making operators less capable of improving their fleet’s performance.

Fleet management solutions targeting long-haul fleet carriers tend to feature complex functionality built into proprietary hardware devices and require high up-front costs associated with implementation. These solutions are often designed to integrate with other systems that are not applicable to SMBs and may require customization to function with the reduced requirements of SMBs. As a result, these solutions can also require significant time and effort to implement or integrate with other software and work flow solutions. Often times, their complex design and client server-based, on-premise software applications are not well suited to the SMB fleet operators’ need for easy-to-use, cost-effective technology solutions.

Industry Trends

We believe there is a large and growing market opportunity for our fleet management solutions. A number of trends directly or indirectly support this increasing demand:

Large volume, velocity and variety of complex vehicle and driver behavioral data. Vehicles and drivers engage in activities that are capable of generating a significant amount of complex operational and behavioral data. We believe this rich source of big data is growing at a rapid pace and if collected, harnessed and analyzed, can be used to support new fleet management solutions, such as industry benchmarking.

Increasing Adoption of SaaS. Companies are increasingly adopting SaaS-based solutions due to lower initial capital requirements and ease of implementation and use as compared with traditional on-premise software. We believe that similar to the manner in which organizations have chosen SaaS solutions for sales force and human capital management, they are also increasingly adopting SaaS solutions for fleet management. This adoption rate is particularly pronounced among SMBs given their often limited information technology budgets and on-premise resources. SaaS deployments can scale efficiently with customers as they grow and are realizing strong adoption across all fleet sizes.

In-vehicle Technology Proliferation. Technology such as GPS navigation, mobile phone integration and other embedded software and hardware is being integrated into vehicles, transforming the way in which drivers, managers and vehicles interact. We believe this will continue to increase the means through which fleet managers can track and monitor their operations, enabling additional partnership opportunities between mobile software platform providers such as FleetMatics and vehicle manufacturers.

Increasing Focus on Liability Management and Regulation. We believe that negligence claims against fleet operators have become increasingly prevalent, driving the need for fleet management solutions that help operators monitor and regulate driver behavior in an appropriate manner. We believe that fleet operators, even outside of the long haul market, are increasingly subjected to governmental regulation. For example, in the United States, in an effort to reduce commercial motor vehicle injuries, the Federal Motor Carrier Safety Administration limits and requires certain fleet operators to track the number of hours and miles logged by individual drivers. In addition, we believe that many government regulators view automatic and electronic means of monitoring commercial vehicle drivers as a preferable means to improve motor vehicle safety.

The Fleet Management Market Opportunity

The worldwide market for local fleet management solutions is comprised of SMBs and enterprises that rely on a fleet of local commercial vehicles to deliver their products and services. Frost & Sullivan, an independent research firm, reported that, in 2010, there were approximately 18.5 million local commercial fleet vehicles in the U.S. and Canada. According to Frost and Sullivan, 2.1 million of these vehicles utilized a fleet management solution in 2010, implying a market penetration rate of 11.3%.

However, we believe that the global opportunity is larger. Berg Insight, an independent research firm, reported that, in 2009, there were 28.6 million light commercial fleet vehicles in Europe. Additionally, in 2011 Berg Insight reported that in 2010 there were 14.4 million light commercial fleet vehicles in Latin America. We estimate that the global market opportunity is in excess of 61 million vehicles. Similar to the North American market, we believe that the international market for fleet management solutions is also highly underpenetrated.

We believe that there is a significant and growing opportunity for fleet management solutions. Fleet management solutions interact with, and can deliver, unique location-based information and content. Fleet management solutions can also incorporate broad functionality including accounting, payroll, invoicing and point-of-sale technology further expanding the market opportunity. Fleet operators require easy-to-use, cost-effective solutions that provide them with actionable business intelligence to manage their fleet’s performance.

Our Solutions

Our SaaS solutions enable businesses to meet the challenges associated with managing their local fleets by extracting actionable business intelligence from vehicle and driver behavioral data. Our highly scalable multi-tenant architecture leverages GPS data transmitted from in-vehicle devices over cellular networks. Customers remotely access business intelligence reports through our intuitive interface using a standard Web browser or mobile application. The added visibility into their businesses and costs helps enable fleet operators to more appropriately price their services and budget their operations. We believe that our solutions benefit customers in the following ways:

Reduced operating costs. Our solutions help businesses reduce operating costs by automating fleet tracking and optimizing related processes. Businesses that use our solutions can monitor and manage route efficiency and reduce idle time, resulting in lower fuel costs and labor expenses, such as overtime pay. In addition, our software helps companies to monitor vehicle speeds, identify unauthorized usage, minimize fleet wear and tear as well as the likelihood of fines, and increase the prospects of recovering stolen vehicles. For example, our customers benefit from an average decrease of 14% in idling time per month between the first month of deploying our solutions and the thirty-sixth month of using our solutions.

Increased worker productivity and revenues. Our solutions enable our customers to enhance worker productivity by minimizing wasted time on and traveling to job sites, detecting extended breaks and unauthorized detours, and provide our customers with the ability to better align compensation with productivity. Additionally, our monitoring and reporting capabilities shorten customer response times by facilitating the deployment of the nearest, most appropriate vehicle to a location, thereby improving customer service. For example, after deploying our fleet management solutions, one of our customers reported that its technicians completed approximately 50% more service calls per month over an 18-month period.

Designed for SMBs. Our FleetMatics-branded products are competitively priced solutions designed to meet the needs of SMB fleet operators. Our solutions are easily and quickly implemented with the assistance of our large network of third-party installers, which generally allows businesses to begin using our solutions shortly after entering into a service contract. Our software is Web-based and can be accessed and used on mobile applications. Additionally, our solutions feature an intuitive graphical user interface with analytical dashboards, reports and alerts designed specifically for SMB fleet operators, which allows them to use the product without significant training or dedicated staff.

A robust platform for data aggregation. We aggregate data that is generated from the use of our solutions with data provided through partnerships, integration with third-party products, commercial or publicly available sources, and from our customers. This capability provides us with an opportunity to recognize trends and provide insights that complement our core product reports, such as long-term trending and driver scoring statistics, to help our customers optimize the performance of their fleet.

Highly scalable, reliable and cost-effective SaaS platform. We utilize a SaaS delivery model, which lowers operators’ costs by eliminating their need to own and support software or associated technology infrastructure. We have built our solutions to scale and support geographically-distributed fleets of any size as they grow. We support our solutions with redundant servers and other infrastructure in two principal data centers in the United States and Europe, providing global reach and security. Our data centers maintained over 99.9% system uptime during the six months ended June 30, 2012. Our fleet management solutions can be deployed, maintained and used without significant hardware costs, dedicated information technology personnel and infrastructure.

Ability to integrate third-party products and services. Our software architecture facilitates integration with third-party applications and services such as fuel cards, mapping and work order integration solutions and other value-added software and services. This enables fleet operators of any size to leverage our solutions across their existing software platforms and gain access to a broader spectrum of fleet management tools that we offer including enhanced reporting for fleet operators and other efficiency tools for drivers.

Device and network agnostic. Our fleet management solutions can be accessed over personal computers, tablets or smart phones, providing our customers with significant flexibility in how they access the business insights we provide. Our solutions are hardware and network agnostic—we can collect and analyze large volumes of complex vehicle and behavior data irrespective of the hardware generating the data or the cellular network over which the data is transmitted.

Our Key Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

Efficient and scalable customer acquisition model. We have developed a scalable sales and marketing model that is focused on the efficient generation of a large number of customer leads, primarily through digital advertising, such as search engine marketing and optimization and email marketing as well as targeted outbound sales efforts. These techniques provide us with a flow of low-cost, qualified leads, both in the U.S. and internationally. Our sales and marketing team uses disciplined processes to convert these leads into paying subscribers. In particular, our Web sales team has historically increased our overall sales productivity while lowering the aggregate cost of customer acquisition by focusing on sales to ever larger and more sophisticated customers using phone and live Web demonstrations rather than traditional in-person meetings. We believe our marketing approach provides us with a cost-efficient and highly effective means of targeting and accessing the vast and geographically diverse SMB market and converting leads into paying subscribers.

Business intelligence approach to fleet management. Our approach to fleet management is based on our proprietary business intelligence software that enables our customers to analyze large volumes of complex vehicle and driver behavioral data by accessing over 30 pre-built reports online through an intuitive dashboard. Our technology platform enables users to consolidate large, disparate data sets and identify relationships and long-term historical trends within data through proactive prompts or when requested by the user. We believe that our solutions provide our customers with insights that help them make more informed and timely business decisions.

Software-as-a-Service model. Our SaaS-based solutions are offered through a subscription over the Internet and use a multi-tenant architecture, which enables us to run a single instance of our software code, add subscribers with minimal incremental expense and deploy new applications and upgrades quickly and efficiently. Our SaaS model is particularly well suited for SMBs, which typically lack the personnel qualified to support on-premise deployments and generally wish to avoid large up-front software and hardware expenditures. Initial subscription agreements are typically 36 months in duration, providing significant revenue visibility to us.

Deep domain expertise. From inception, we have focused on small and medium-sized fleet markets. This focus enables us to understand the specific needs of SMB fleet operators as they evolve. We possess significant experience and expertise in fleet management solutions, which enable us to develop, implement and sell SaaS solutions purpose-built for our existing and prospective customers. We also believe that the data that we collect and analyze represents a significant, rapidly-growing and valuable asset, which we can use to generate industry-specific benchmarking statistics.

Large and growing ecosystem of fleets and vehicles. As of June 30, 2012, we had more than 16,000 customers who deployed our solutions in over 281,000 vehicles worldwide. In addition, our customers ran over 1.6 million reports and generated over one billion data points in June 30, 2012. This vast amount of data not only provides valuable information for our business intelligence offerings, but also provides us with opportunities for increased revenue. For example, we organize and aggregate this data, render it anonymous and sell it to traffic reporting vendors. Our large deployment footprint also provides us with an audience to whom we can market and sell incremental solutions, such as integration with fuel cards and GPS navigation devices, or third-party complementary products and services. Our established customer base also contributes to our brand recognition and economies of scale.

Our Growth Strategy

Our objective is to be the world’s leading provider of SaaS-based fleet management solutions. To accomplish this, we intend to:

Acquire new customers. We believe that the SMB fleet management market remains underpenetrated and is growing, creating a significant opportunity for us to expand our customer base. We intend to acquire new customers by continuing to execute on our efficient sales model, leveraging our marketing efforts and capitalizing on word-of-mouth referrals. Through our SageQuest-branded offering, we are also successfully penetrating the enterprise segment of the fleet management market and larger fleets with thousands of vehicles. We also intend to continue to expand our direct sales force.

Increase sales to existing customers. We believe that there are numerous opportunities to increase the penetration of our existing client base by selling our customers additional fleet management solutions, such as work order management, fuel card capabilities and GPS navigation device integration. We have a dedicated sales team to support these cross-selling opportunities within our customer base. Our fleet management platform is a critical component of our customers’ information technology infrastructure, often becoming a core solution that businesses rely on to manage their day-to-day operations. In this capacity, we believe there are several opportunities for us to expand the mobile software solutions we offer our existing customers. We also expect our customers will require additional subscriptions as they add vehicles. We benefit from a high level of customer satisfaction, which we believe contributes to repeat and incremental sales to our existing customers.

Continue to innovate and partner. We believe we have developed a deep understanding of the fleet management challenges faced by our industry. We collaborate with our customers to build functionality that addresses their needs and requirements. We plan to continue to use our expertise in fleet management and strong relationships with our customers to invest in our software solutions and develop new applications, features and functionality which will enhance our solution and expand our addressable market. We also intend to pursue industry partnerships that can leverage our mobile platform to deliver increased value to our customers. While our current industry partnerships include vendors providing work order management and fuel cards, we may also pursue new market segments such as driver safety or insurance solutions, or relationships with vehicle manufacturers to deliver solutions through in-vehicle technology.

Capitalize on big data opportunity. During the six months ended June 30, 2012, we collected an average of approximately 30 million data points per day from customers’ vehicles and have aggregated over 28 billion data points since our inception. We believe this represents a significant asset from which we are developing complementary solutions and deriving incremental revenue opportunities. For example, we leverage our large data sets by offering our customers new solutions such as industry-wide benchmarking statistics. We also plan to continue collaborating with third-parties and establishing relationships that expand our portfolio of solutions and access to compatible datasets. For example, we have developed commercial partnerships with fuel card companies that closely integrate their common customer transactional purchase data into our core fleet management business intelligence software.

Continue to expand internationally. In 2011 and in the first six months of 2012, 13.7% and 10.6%, respectively, of our revenue was generated outside of North America. We believe that a significant opportunity exists to increase our sales internationally. Our software has been localized into four foreign languages with plans to continue expanding our language capabilities and our data centers are provisioned to service customers globally. To gain access to this market opportunity, we intend to expand our sales and marketing efforts and staff internationally. In addition to continuing our research of the market opportunity presented by European expansion, we expect to begin our international expansion by increasing our Web sales and field sales teams in the U.K. with a focus on customer acquisition in Europe.

Pursue strategic acquisitions. We may pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may target future acquisitions that reinforce our presence in markets we currently serve or that help us to access new markets, and that add functionality and capabilities to our portfolio of solutions. For example, in July 2010, we completed the acquisition of SageQuest, a provider of fleet management solutions.

Our Offerings

We offer fleet management software solutions that our customers use to gain visibility into their fleet and mobile workforce. Our FleetMatics-branded solutions sold under the FleetMatics or SageQuest names, are purpose-built to meet the needs of SMB customers using a multi-tenant architecture that we host in third-party data centers. Our solutions are accessed through a Web browser or mobile application and provide our customers with actionable business intelligence. Our core SaaS offering, which is included with all customer subscriptions, consists of the following easy-to-use components:

Tracking Alerts. Our Fleet Tracking Alerts allow fleet operators to set driver performance thresholds and receive email notifications when unwanted driving behavior occurs. Notifications are sent when a vehicle enters or exits specified areas, moves during specified times, or when a vehicle’s speed or idle time exceeds specified thresholds.

Route Replay. Our Route Replay feature allows customers to “play back” each journey taken by their vehicles, from start up to shut down and provides customers with minute-by-minute location and speed details. Fleet operators can start, stop, pause, and change the speed of the journey replay using intuitive playback controls to monitor and analyze driver behavior. Integration with Google Maps enables customers to pinpoint vehicle location with satellite, street views and zooming capabilities.

Geofencing and Landmarks. Our Geofencing and Landmarks feature allows customers to easily designate areas on the map in which vehicles are allowed or not allowed to travel. Fleet operators receive notifications when a vehicle enters or exits an unauthorized location and reports are generated detailing time spent in unauthorized areas.

FleetTracking Dashboard. Our FleetTracking Dashboard provides fleet operators with a convenient way to monitor overall fleet performance through an intuitive graphical summary. This interface allows fleet operators to evaluate performance categories across their fleet, including average speed, engine on-time, vehicle idling, vehicle mileage and number of stops. Fleet operators can also view individual vehicle performance.

Fleet Reports. We provide our customers with over 40 pre-built on-demand reports that they can easily access to analyze fleet data. Our reports contain detailed information about vehicle movement and use, including vehicle location, ignition on and off time, engine idle time, arrival and departure times, distance traveled, hours worked, and vehicle speed. Additionally, customers can set acceptable threshold limits for these performance metrics and have reports generated that detail exceptions. Reports can be run at any time or be scheduled to run automatically with the results emailed to any number of recipients on a daily or weekly basis.

Mobile App. Our Mobile App is a full-featured, portable software application that fleet operators can use to access current actionable business intelligence and insights over mobile devices. It includes the FleetTracking Dashboard, Reports, Tracking Alerts, Route Replay, and Geofencing and Landmarks.

Speed Limits. Most GPS vehicle tracking solutions limit visibility into speeding on only interstates and highways. With our Speed Limits feature, we provide a comprehensive source of speed limit information across all types of roads and geographies, including local and residential roads. Speed Limits is powered by FleetMatics RoadSpeed, a specialized database of average speed values derived from billions of points of vehicle movement.

Panoramic Reporting and Benchmarking. Our panoramic reporting engine features in-depth historical trending analyses and strategic comparative information from the customers, such as driver and organizational performance benchmarking. Many of our customers want the perspective of knowing how their fleet should be performing when compared to those of similar businesses, industries and locations. Our industry benchmarking feature provides that analysis for the user’s individual needs, providing deep insight into each vehicle’s performance and identifying impactful opportunities for improvement. We believe we have one of the largest subscriber bases in the vehicle tracking industry and billions of position points received and that we are in a strong position to provide industry benchmarks with high credibility and relevance at a local level.

In addition to this core SaaS offering, we also offer the following additional features at an additional cost to our customers:

Fuel Card Reporting Integration. Our Fuel Card Reporting Integration feature integrates customers’ current fuel card usage information into our fleet management software platform. It provides our customers with an on-demand fuel usage summary for an entire fleet as well as detailed information on individual vehicles. Reports are generated that compare fuel purchases with vehicle location data.

FleetMatics Fuel Card. As an expansion of Fuel Card Reporting, we have partnered with a leading independent global fleet card provider to deliver a Universal Platinum MasterCard. This partnership delivers flexible billing and payment options, personal assistance and training to establish controls and optimize savings, and strong and customizable purchasing controls.

Navigation Unit Integration. Our Navigation Unit Integration feature, currently with Garmin GPS navigation devices, streamlines dispatching and communication by integrating our fleet management software with our customers’ GPS navigation devices. It provides customers with turn-by-turn directions, notification of job status, estimated time of arrival to the next job site, and easy-to-use messaging capabilities. Drivers receive automatic job updates, eliminating the need to manually enter addresses while driving.

All of these components are fully integrated into our SaaS solutions. We offer customers the choice of two fleet management branded solutions, FleetMatics and SageQuest. Our SageQuest offering provides enhanced functionality of increased administrative capabilities and integration with work order management and other information technology systems.

Marketing and Sales

Marketing

Our marketing programs target owners and managers in the service and distribution industries that operate fleets of commercial vehicles. Our marketing strategy is focused on lead generation and reinforcing customer engagement and thought leadership.

Lead generation is a core function of our business processes. We generate leads through a combination of Web-driven inbound activities and traditional outbound marketing activities.

Inbound leads. Our inbound leads are largely generated through Web-based marketing efforts. This involves extensive search engine marketing, search engine optimization, email marketing, direct Web traffic and programs with digital media companies.

Our demand generation programs vary depending on our target industry or fleet size, and include marketing activities, such as integrated programs on the Web, outbound marketing campaigns targeted to prospects in key industries and geographies, attendance and sponsorship of trade shows, email lead generation and prospect follow-up and traditional public relations and website properties. We make use of social media to engage customers and prospects to generate interest, demand and leads.

Outbound leads. Our outbound lead generation involves a variety of traditional marketing activities, including direct mail, email marketing, cold calling, advertising, trade shows and in-person events, and telemarketing.

We accumulate marketing lists through a variety of sources, including purchased lists selected by industry and geographic demographics. We filter prospects by using industry group and vertical market benchmarks to identify quality targets. Additionally, we utilize research techniques and analytic lead scoring models to identify those outbound leads that we believe have the greatest likelihood for us to convert to a sales presentation and a subscription.

Sales

We sell our subscriptions to our fleet management solutions through our direct sales organization. Maintaining direct control of our sales force allows us to efficiently target small to medium-sized businesses with a local fleet. We have direct sales operations in the U.S. as well as internationally in the United Kingdom and Ireland.

The focus of our sales efforts is to drive a high volume of transactions through a standardized and highly repeatable methodology. We focus on the core challenges that fleet operators face in managing their fleet. We are able to provide our prospects with an anticipated Return On Investment, or ROI, calculation that enables us to tangibly demonstrate the benefits of our solutions and how they address the challenges that our prospects face. We highlight the insights that fleet operators gain from our reports and alerts and how they can use those insights to improve productivity, increase operating profits and solve key business problems.

We effectively sell our SageQuest branded solutions to large customers because those solutions satisfy their administrative, mapping and integration requirements. We have dedicated sales and marketing teams for both our FleetMatics and SageQuest branded products that utilize the following sales channels, depending on our customers’ needs and fleet sizes:

Web sales. Our primary sales channel and a key component of our go-to-market strategy, the Web sales team has historically increased its sales productivity while lowering the aggregate cost of customer acquisition. The Web sales team conducts its selling activities over the phone using live Web demonstrations to convert sales leads to customers.

Field sales. Our field sales team meets face-to-face with prospects and focuses on sales to customers with larger fleet sizes. This field sales team is supported by a team of inside telesales representatives.

Existing customer account sales. We have a sales team dedicated exclusively to existing accounts that focus on up-selling and cross-selling additional products to our customer base and securing renewal agreements. This team is also focused on assisting customers that are adding units through fleet expansion or broader use of additional features across their fleet. This team monitors customer usage to ensure that our customers are deriving the maximum benefit from our offering.

Technology, Operations, and Development

Technology

We designed our SaaS solutions’ architecture so that our customers may access them via a Web browser or mobile application. Updates to our solutions are distributed instantaneously to all of our customers over the Web. Our solutions have been specifically built to deliver:

•	a consistent, intuitive end-user experience to limit the need for training and to encourage high levels of end-user adoption and engagement;

•	turnkey, out-of-the-box functionality;

•	flexibility to design customized reports and alerts that enable our clients to gain insights into their existing fleet and mobile assets;

•	integration with other systems such as fuel cards, GPS navigation devices, and customer information technology systems, such as work order management and enterprise resource management systems;

•	scalability to match the needs of our growing customer base and their fleets; and

•	rigorous security standards and high levels of system performance and availability demanded by our customers.

Our fleet management system is comprised of an in-vehicle device that incorporates off-the-shelf components, including a cellular modem, GPS receiver and memory capacity sufficient to run our proprietary firmware, which reports vehicle coordinates, time, speed, ignition status, and mileage from satellite readings. This information is collected at a predefined frequency (generally every 30-90 seconds) and then sent to our receivers at third-party data centers, via a commercial cellular network. The information is then processed and delivered to our customers providing a wide range of live reporting, mapping and alerts designed to give customers business intelligence. This information can be accessed by our customers via a Web browser or mobile application as well as be sent to customers by email, an XML feed or Web services.

Our SaaS solutions are deployed using a multi-tenant architecture that scales rapidly to support additional new subscribers through the addition of incremental commodity processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance despite significant subscriber growth. Our existing architecture and infrastructure has been designed with sufficient capacity to meet our current and anticipated future needs.

We are standardized on Microsoft .NET frameworks and write the majority of our software in industry-standard software programming languages, such as C#. We use technologies, such as AJAX, extensively to enhance the usability, performance, and overall user experience of our solutions. Microsoft SQL Server software is deployed for our relational database management system. Apart from these and other third-party industry standard technologies, our fleet management solutions have been specifically built and upgraded by our in-house development team.

During the six months ended June 30, 2012, we collected an average of 30 million data points per day. To date, we have aggregated over 28 billion data points. We analyze, cleanse and mine customer-specific data to deliver business intelligence upon which our customers can base business decisions. We also use this information to provide our customers with long-term trending, driver scoring and industry-wide competitive benchmarking.

Operations

We physically host our SaaS solutions for our customers principally in two secure third-party data centers, one located in Denver, Colorado and the other located in Dublin, Ireland. These data management facilities provide us with both physical security, including manned security 365 days a year, 24 hours a day, seven days a week, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. One legacy data center will be phased out over the next 12 months. Our data centers maintained over 99.9% system uptime during the six months ended June 30, 2012. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.

Our infrastructure includes firewalls, switches, routers, load balancers, IDS/IPS and application firewalls from top-tier suppliers to serve as the networking infrastructure and high levels of security for the environment. We use rack-mounted servers to run our solutions and for content caching. We use storage area network, or SAN, hardware with fibre channel and solid-state drives at our data center locations. These SAN systems have been architected for high performance and data-loss protection, and we believe that these systems have the capacity and scalability to support our anticipated growth for the foreseeable future.

We leverage our third-party network of approximately 600 installers worldwide to install our in-vehicle devices. Upon contracting with a new customer, we dispatch the nearest installer to the customers’ place of business or a central location for installation of our in-vehicle devices. Typically, the full installation cycle is accomplished within 15 days from the date of contract. If an in-vehicle device malfunctions in the field, we also call on our installer network to replace the device.

Customers and Support

Since inception, we have maintained a consistent focus on SMBs. As of June 30, 2012, we served a large and diverse group of more than 16,000 customers with an aggregate of over 281,000 vehicles under subscription. We serve a wide range of customers in the service and delivery industries, including plumbing, heating, construction, engineering services, transportation, electrical and various other services. Approximately two-thirds of our U.S. customers’ vehicles travel fewer than 200 miles per day and nearly 90% operate within a 50 mile radius each day. In addition, we have found that our solutions, particularly when integrated with work order management systems, provide value to larger field service organizations, including in the cable and telecommunications industries. For example, we count the regional service organizations for many cable and telecommunication companies as customers. We have low customer concentration. In 2011 and in the first six months of 2012, our largest customer accounted for approximately 4% and 3%, respectively, of our subscription revenue and our top 25 customers represented approximately 11% and 13%, respectively, of our subscription revenue. We measure customer satisfaction on an annual basis by surveying our customers. Based on these surveys, we believe that our overall customer satisfaction is strong.

We provide customer support as part of our subscription. Our internal teams are proactive and contact our customers by phone to help them utilize additional features of our solutions and answer questions. Additional assistance is available via phone, chat or email.

Research and Development

The responsibilities of our research and development organization include product management, product development, quality assurance and technology operations. Our research and development expenses were $2.9 million in 2009, $4.1 million in 2010, $6.0 million in 2011, and $2.7 million and $3.4 million in the six months ended June 30, 2011 and 2012, respectively. Our primary research and development organization is based in Dublin, Ireland, where the first versions of our solutions were developed. We also have research and development operations in Solon, Ohio. Based on feedback from our clients and prospects, we work to develop new functionality while enhancing and maintaining our core offering.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark, patent, and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have one issued U.S. patent that expires on December 13, 2026 and relates to vehicle-tracking systems. We also have one Irish patent and one European patent directed toward the same technology. We have seven pending U.S. patent applications, including four nonprovisional patent applications and three provisional patent applications. We also have two international applications filed under the Patent Cooperation Treaty, or PCT. These are described below.

Three of the U.S. nonprovisional patent applications were filed in 2011: two of the patent applications are directed toward systems and methods for vehicle tracking using GPS data and one patent application is directed toward providing electronic representations of vehicle routes for a fleet. We also filed the two international applications under the PCT directed toward the same technology in 2012.

Two of the U.S. provisional patent applications were filed in 2011, one related to systems and methods for tracking and alerting based on GPS vehicle data and one related to systems and methods for analyzing vehicle and vehicle fleet performance using GPS data.

One U.S. provisional patent application and one U.S. nonprovisional patent application were filed in 2012. The nonprovisional patent application is directed toward systems and methods for vehicle tracking using GPS data. The provisional patent application is directed toward systems and methods for tracking vehicle performance.

We also license technology from third parties. We believe our license agreements for third-party software and other intellectual property are generally consistent with industry standard terms and conditions. See “Risk Factors—Risks Related to our Business—We rely on third-party software and other intellectual property to develop and provide our solutions and significant increases in licensing costs or defects in third-party software could harm our business.”

Although the protection afforded by copyright, trade secret, trademark and patent law, written agreements and common law may provide some advantages, we believe that the following factors help us to maintain a competitive advantage:

•	the technological skills of our research and development personnel;

•	frequent enhancements to our solutions; and

•	continued expansion of our proprietary technology.

We generally enter into confidentiality and other written agreements with our employees, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information.

We also have two pending U.S. trademark applications. These trademark applications relate to the FleetMatics name and logo.

Competition

We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions. The market for fleet management solutions is highly fragmented. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.

We believe that the key competitive factors in the local services and distribution market include:

•	ease of initial setup and use;

•	product functionality, performance and reliability;

•	features that best meet the needs of SMB fleet operators;

•	business intelligence capabilities;

•	architecture scalability; and

•	cost.

We believe that our efficient customer acquisition model, business intelligence approach to fleet management, SaaS delivery model, deep domain expertise and large user base enable us to compete effectively. We believe that many of our competitors rely on up-front hardware sales to finance their operations. Their business models are a significant investment hurdle for SMB customers. Additionally, many of these competitive offerings are difficult to deploy and use and lack other features required by SMB customers.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. We expect these trends to continue as companies attempt to strengthen or maintain their market positions.

Employees

As of June 30, 2012, we had 446 full-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Facilities

Our U.S. headquarters office is located in Wellesley, Massachusetts, where we occupy approximately 11,600 square feet of space pursuant to a lease that expires in March 2017. We have additional offices in Rolling Meadows, Illinois, Charlotte, North Carolina, Clearwater, Florida, Tempe, Arizona, and Solon, Ohio in the United States, Reading, Berkshire in the United Kingdom, and in Dublin, Ireland. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

Legal Proceedings

On April 20, 2011, we were sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The complaint alleges that we have infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any legal proceeding in which we believe the outcome, if determined adversely to us, would have a material adverse effect on our business, operating results or financial condition.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. The complaint alleges that we recorded thousands of telephone calls in violation of Florida Statutes Section 934.03. The complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of our offices in Florida on the telephone and had their telephone conversations recorded without their consent or advance notice, from the date of the earliest recording by us through the present. The complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida Statutes Section 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violation or $1,000, whichever is higher.” We removed the case to the United States District Court for the Middle District of Florida on September 13, 2012, U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 8:12-CV-2079. We moved to dismiss the complaint on September 20, 2012. This matter is in its very early stages, but there can be no assurance that this matter will not have a material adverse effect on our business, operating results or financial condition.

In addition, from time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business.

GOVERNMENT REGULATION

We are subject to various laws and regulations relating to our fleet tracking solutions. We are directly subject to certain regulations and laws applicable to providers of Internet and mobile services both domestically and internationally. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, consumer protection and mobile disclosures in many instances is unclear or unsettled.

As Internet commerce continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our SaaS business model. For example, we believe that increased regulation is likely in the area of data privacy, and laws and regulations that apply to the solicitation, collection, processing or use of data could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our clients via the Internet. Increased regulation will require us to devote legal and other resources to address this regulation.

We expect to use the data we receive from our customers in connection with new solutions. Any changes in data privacy regulations and applicable laws in the U.S. or elsewhere could limit the scope of solutions we may provide, increase the cost of doing business and result in claims brought by our customers or third parties.

Below, we summarize relevant aspects of the U.S. and the European regulatory environment and the potential impacts on our business.

U.S. Regulatory Environment

In addition to its regulation of Internet and, by extension, SaaS providers generally, consumer groups have asked the Federal Trade Commission, or the FTC, to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of what data is at issue and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices.

Our business is affected by U.S. federal and U.S. state laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, address and/or email address. Although mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use and import permitting/licensing requirements. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether.

Finally, we use GPS satellites to obtain location data and between in-vehicle devices and cellular networks to transmit that data to our system. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently impose regulations in connection with access to the satellite signals that have an adverse impact on our business. However, they may do so in the future.

European Regulatory Environment

FleetMatics is subject to regulation under the laws of the Republic of Ireland and the European Union. Of particular concern with regard to the regulation of FleetMatics’ GPS fleet tracking services are matters of data protection and privacy.

More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection is Directive 95/46/EC, which we refer to as the Data Protection Directive. The Data Protection Directive protects the individual’s right to privacy with respect to the processing of personal data. Each European Union member state is obligated to implement the principles contained in the Data Protection Directive. In Ireland, the Data Protection Directive is implemented by the Data Protection Acts 1998 – 2003, which we refer to as the Data Protection Acts. These Data Protection Acts apply to data controllers and data processors established in Ireland. Similar regulatory regimes apply to data controllers and data processors established in other EU member states.

The scope of the Data Protection Acts is broad and, in general terms, they apply to any processing of personal data. Personal data means any information relating to an identified or identifiable natural person. The overriding requirement under the Data Protection Directive and the Data Protection Acts is that personal data must be processed fairly, collected and processed for specified, explicit and legitimate purpose(s), must not be processed in a manner incompatible with the purpose(s) and must not be excessive in relation to the purpose(s) for which they are collected.

The obligations imposed on data controllers under the Data Protection Acts are more onerous than those imposed on data processors. A provider of GPS fleet tracking services to customers, such as us, generally acts only as a data processor. Data processors do, however, have a duty to secure the personal data which they process to the same extent as data controllers. They are also obligated to ensure that any transfers of personal data held by them to jurisdictions other than European Economic Area member states are compliant with the requirements of the Data Protection Acts for such transfers.

The sanctions for non-compliance with applicable data protection laws in the European Union vary from one member state to another, with some member states imposing heavy fines for violations of data protection laws. The Data Protection Acts can be characterized as not being amongst the more punitive data protection regimes in the EU in terms of the sanctions imposed for breaches. However, the Data Protection Acts do provide for criminal sanctions in the event of failure to comply with an enforcement notice or a prohibition notice issued by the data protection authorities.

MANAGEMENT

Directors and Senior Management

The following table sets forth information for our directors and executive officers, and their ages as of August 31, 2012. Unless otherwise stated, the address for our directors and officers is Block C, Cookstown Court, Belgard Road, Tallaght, Dublin 24, Ireland.

Name	Age	Position	Director or Executive Officer since	Expiration of director term
James M. Travers(2)	61	Chief Executive Officer and Director	2006	2015
Hazem Ben-Gacem(1)	41	Non-Executive Director	2012	2014
Andrew G. Flett(3)	39	Non-Executive Director	2008	2013
James F. Kelliher(3)(4)	52	Non-Executive Director	2012	2015
J. Sanford Miller(1)	63	Non-Executive Director	2010	2013
Jack Noonan(1)(4)	65	Non-Executive Director	2012	2015
Liam Young(3)(4)	48	Non-Executive Director	2012	2014
Stephen Lifshatz	53	Chief Financial Officer	2010	N/A
John J. Goggin	53	Senior Vice President, Global Sales	2004	N/A
Peter Mitchell	39	Chief Technology Officer	2004	N/A
Dennis L. Abrahams	56	Chief Operating Officer	2010	N/A
Karen Leavitt	51	Chief Marketing Officer	2012	N/A
Andrew M. Reynolds	44	Senior Vice President, Global Business Development	2011	N/A
Jorge Diaz	40	Senior Vice President, Global Human Resources	2012	N/A

(1)	Member of the compensation committee.

(2)	Executive director.

(3)	Member of the audit committee.

(4)	Member of the nominating and corporate governance committee.

Executive Officers

James M. Travers joined FleetMatics as Chief Executive Officer in September 2006. Prior to joining FleetMatics, among other things, Mr. Travers served as Senior Vice President of GEAC Incorporated, an enterprise software services company. Mr. Travers has spent over 30 years in the software and technology industry and held various sales and leadership positions.

Stephen Lifshatz joined FleetMatics as Chief Financial Officer in December 2010. Prior to joining FleetMatics, Mr. Lifshatz was engaged as an independent consultant by several private equity firms to assist in the development and expansion of certain of their portfolio companies. Previously, Mr. Lifshatz served as Senior Vice President and Chief Financial Officer of Authoria, Inc. from September 2007 until January 2010 and of Lionbridge Technologies, Inc. from January 1997 until September 2007. Prior to Lionbridge, Mr. Lifshatz served as Vice President and Chief Financial Officer for The Dodge Group, Inc., an international software company, and in various senior financial positions at Marcam Corporation, a process-ERP software business. Mr. Lifshatz served on the Board of Directors of Amicas, Inc. from June 2007 until June 2010 and currently sits on the Board of Creative Racing Solutions LLC, a private software company.

John J. Goggin joined FleetMatics in December 2004 as Executive Vice President of Sales and Marketing. Prior to joining FleetMatics, Mr. Goggin held the position of U.K. and Ireland Sales Director for Minorplanet Systems Plc. In 1998, Mr. Goggin founded Monitcom Ltd., an Irish fleet telematics company, to market the Minorplanet Systems Plc. telematics system under a franchise agreement in Ireland. Prior to 1998, Mr. Goggin spent 22 years in the commercial industrial refrigeration industry and held various sales leadership positions.

Peter Mitchell has been Chief Technology Officer of FleetMatics since its inception in 2004. Prior to joining FleetMatics, Mr. Mitchell was Chief Technology Officer and founding partner of WS2 from 1998 until 2004, when it was acquired by FleetMatics. Prior to joining WS2, Mr. Mitchell, worked for Microsoft Corporation in its European headquarters in Dublin, Ireland, working on the Visual Studio team that developed Visual Basic 6.

Dennis L. Abrahams joined FleetMatics in August 2010 when FleetMatics acquired SageQuest and serves as our Chief Operating Officer. Mr. Abrahams served as President and CEO of SageQuest from its inception in August of 2003 until it was acquired by FleetMatics in 2010. Prior to joining SageQuest, Mr. Abrahams was President and CEO of Harris InfoSource International Inc. Previously, Mr. Abrahams held various positions in sales, marketing and operations.

Karen Leavitt joined FleetMatics as Chief Marketing Officer in January 2012. Prior to joining FleetMatics, from August 2008 to December 2011, Ms. Leavitt was Chief Marketing Officer of Landslide Technologies Inc., a privately-held, customer relationship management software provider where she oversaw all aspects of the company’s product marketing and management, interactive and corporate marketing, and customer care. Ms. Leavitt was the Chief Marketing Officer of Contactual, Inc. from August 2008 through May 2009. Prior to Contactual, Ms. Leavitt was Chief Marketing Officer at Mzinga, Inc. from June 2007 to July 2008. Before Mzinga, Ms. Leavitt was Vice President of Marketing for WebEx Communications, Inc. from 2005 to 2007. Ms. Leavitt also previously served as Chief Marketing Officer at Intranets.com, from 1999 until it was acquired by WebEx in September 2005.

Andrew M. Reynolds joined FleetMatics as Senior Vice President, Global Business Development in June 2011. Prior to joining FleetMatics, from 2007 until 2011, Mr. Reynolds served as Senior Vice President of corporate development at Art Technology Group, Inc., a publicly traded provider of e-commerce software applications and services, where he was responsible for strategic planning, M&A, and alliances. Mr. Reynolds served as Vice President of corporate development at Hyperion Solutions Corp. from 2002 until 2007. Mr. Reynolds has also held positions in management consulting, strategic marketing, and sales.

Jorge Diaz joined FleetMatics as Senior Vice President, Global Human Resources in June 2012. Prior to joining FleetMatics, from November 2011 until May 2012, Mr. Diaz served in dual roles as the Senior Vice President of Human Resources for both CS STARS LLC and Marsh, Inc.’s (a subsidiary of Marsh and McLennan Companies) U.S. Central Zone. From May 2007 until November 2011, Mr. Diaz served as Head of Human Resources for CS STARS LLC, a developer of risk management information systems. Prior to his time with CS STARS LLC, Mr. Diaz led human resource efforts in different regions for Tellabs, Inc. a provider of equipment solutions to telecommunication service providers.

Non-Executive Directors

Hazem Ben-Gacem has served as a non-executive member of our Board of Directors since 2012 and is a member of the compensation committee. Mr. Ben-Gacem is the head of Investcorp’s European private equity operations, the Managing Director of Investcorp Technology Partners, Investcorp’s technology private equity business and a member of the Management Committee of the Investcorp Group. Prior to joining Investcorp, Mr. Ben-Gacem was a member of Credit Suisse First Boston’s Mergers & Acquisitions team in New York. In addition to FleetMatics, Mr. Ben-Gacem currently sits on the board of kgb Inc and Skrill Holdings. Mr. Ben-Gacem has also sat on the board of Acta Technologies Inc, Conduit Limited, Dialogic Corp, eviivo Limited, Mania Technologie AG, Objectstar International Limited, Sophos plc, Spectel plc, T3 Media, TDX Holdings Limited, Trema Holding, Utimaco Safeware AG, Willtek Communications GmbH, OpSec Security Group plc and Wireless Telecommunication Group Inc. Mr. Ben-Gacem was selected to serve as a director on our Board of Directors due to his experience providing guidance and counsel to a wide variety of technology companies, and his service on the boards of directors of a range of companies.

Andrew G. Flett has served as a non-executive member of our Board of Directors since 2008 and is a member of the audit committee. Mr. Flett is a Partner at Investcorp Technology Partners. Mr. Flett first joined Investcorp in 1998 and currently sits on the Boards of CSIdentity Corporation, Magnum Semiconductor, Inc., Wells-CTI, Inc. and T3 Media, Inc. Mr. Flett was selected to serve as a director on our Board of Directors due to his finance experience and extensive knowledge of the information technology industry.

James F. Kelliher has served as a non-executive member of our Board of Directors since February 2012 and is a member of the audit committee and the nominating and corporate governance committee. Mr. Kelliher has served as the Chief Financial Officer of LogMeIn, Inc. since June 2006. From December 2002 to March 2006, Mr. Kelliher served as Chief Financial Officer of IMlogic, Inc., a venture-backed enterprise instant messaging company, where he was responsible for finance, legal and human resource activities. From 1991 to September 2002, Mr. Kelliher served in a number of capacities, including Senior Vice President, Finance, at Parametric Technology Corporation, a software development company. Mr. Kelliher was selected to serve as a director on our Board of Directors due to his financial and accounting expertise from his prior extensive experience in finance roles with both public and private corporations.

J. Sanford Miller has served as a non-executive member of our Board of Directors since 2010 and is a member of the compensation committee. Mr. Miller is a General Partner in Institutional Venture Partners, which he joined in April 2006. Prior to joining Institutional Venture Partners, a venture capital firm, Mr. Miller was a Senior Partner at 3i Group plc, a private equity firm, which he joined in 2001. Prior to joining 3i, Mr. Miller co-founded Thomas Weisel Partners, an investment bank, in 1998, where he was a Member of the Executive Committee, Chief Administrative and Strategic Officer and Co-Director of Investment Banking. From 1990 to 1998, Mr. Miller was a Senior Partner at Montgomery Securities, an investment bank, where he led the technology group. Before joining Montgomery Securities, he was a Managing Director and ran technology investment banking in San Francisco for Merrill Lynch and Donaldson, Lufkin & Jenrette. Mr. Miller served on the Board of Vonage Holdings Corp from January 2004 until June 2011. Mr. Miller was selected to serve as a director on our Board of Directors due to his extensive background in the private equity industry and his service on the boards of directors of public and private companies.

Jack Noonan has served as a non-executive member of our Board of Directors since 2012 and is a member of the compensation committee and the nominating and corporate governance committee. Mr. Noonan served as chairman, president and chief executive officer of SPSS Inc., a software company in predictive analytics, from 1992 through the acquisition of SPSS Inc. by International Business Machines Corporation in 2009. Mr. Noonan serves as a director of Morningstar, Inc., Lionbridge Technologies, Inc., Globalview Software, Inc. and PivotLink Corp. Mr. Noonan was selected to serve as a director on our Board of Directors due to his extensive experience in leadership positions in software companies and his service on the boards of directors of public companies.

Liam Young has served as a non-executive member of our Board of Directors since 2012 and is a member of the audit committee and the nominating and corporate governance committee. Mr. Young served as Founder, Director and Chief Executive Officer of Conduit plc, an Irish-based company specializing in European directory assistance services. Mr. Young was selected to serve as a director on our Board of Directors due to his extensive experience in fixed and mobile telecommunications companies.

Composition of our Board of Directors

Our board of directors currently consists of seven members, all of whom were elected pursuant to the board composition provisions of our articles of association. These board composition provisions will terminate immediately prior to the closing of this offering when we adopt our amended and restated articles of association. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. For additional information regarding the election of our directors, please see “Description of Share Capital—Corporate Governance—Directors: Term and Appointment.”

Employment Agreements

We have entered into employment agreements with certain of our key employees, which are described below. These agreements each contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.

James M. Travers. Pursuant to his employment agreement, Mr. Travers is paid an annual salary of $350,000 and is eligible to receive an annual target bonus of not less than $225,000. If, prior to a change of control (as defined in the employment agreement) or after six months following a change of control, his employment is terminated without cause (as defined in the employment agreement) or he resigns his employment with us for good reason (as defined in the employment agreement), Mr. Travers will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 12 months from the date of such termination and Company-paid coverage for Mr. Travers and his eligible dependents under the applicable benefits plans for 12 months following such termination. If, within six months of a change of control, we terminate Mr. Travers’s employment with us without cause or Mr. Travers resigns from such employment for good reason, he will be entitled to a lump sum payment equal to his annual base salary at the level in effect immediately prior to his termination date plus a pro-rated portion of his annual target bonus based on achievement of then applicable corporate and personal performance metrics, accelerated vesting of his options and Company-paid coverage for Mr. Travers and his eligible dependents under the applicable benefit plans for 12 months following such termination. If Mr. Travers voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Travers will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding equity awards and all compensation payments by us to Mr. Travers under the employment agreement will terminate immediately (except as to amounts already earned). If Mr. Travers’ employment with us terminates due to his death or disability, Mr. Travers will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Travers under the employment agreement will terminate immediately (except as to amounts already earned) and, in addition to the number of options that have vested as of the date of such termination, a number of options will vest equal to the number of options that would have otherwise vested if Mr. Travers had remained employed with us through the one-year anniversary of the date of such termination.

Stephen Lifshatz. Pursuant to his employment agreement, Mr. Lifshatz is paid an annual salary of $300,000 and is eligible to earn a bonus at an annual target of 50% of his base salary (as defined in the employment agreement). If prior to or absent a change of control (as defined in the employment agreement), we terminate his employment without cause (as defined in the employment agreement) or Mr. Lifshatz resigns his employment with us for good reason (as defined in the employment agreement), he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 12 months from the date of such termination and Company-paid coverage for Mr. Lifshatz and his eligible dependents under the applicable benefits plans for 12 months following such termination. Upon a change of control, 50% of any outstanding stock options not yet vested shall become immediately vested. If, within six months of a change of control, we terminate Mr. Lifshatz’s employment with us without cause or Mr. Lifshatz resigns from such employment for good reason, he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 12 months and Company-paid coverage for Mr. Lifshatz and his eligible dependents under the applicable benefit plans for 12 months following such termination and 100% of any outstanding stock options not yet vested shall become immediately vested upon Mr. Lifshatz’s date of termination or resignation. If Mr. Lifshatz voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Lifshatz will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding options not yet vested and all compensation payments by us to Mr. Lifshatz under the employment agreement will terminate immediately (except as to amounts already earned). If Mr. Lifshatz’s employment with us terminates due to his death or disability, Mr. Lifshatz will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Lifshatz under his employment agreement will terminate immediately (except as to amounts already earned) and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Mr. Lifshatz had remained employed with us through the one-year anniversary of the effective date (as defined in the employment agreement) immediately following the date of such termination.

John Goggin. Pursuant to his employment agreement, Mr. Goggin is paid an annual salary of €185,000 (or approximately $233,000) per year, is eligible to receive an annual bonus of up to €241,017 (or approximately $303,000) and receives contributions to his pension plan in an amount equal to 20.5% of his annual salary. If prior to or absent a change of control (as defined in the employment agreement), we terminate his employment without cause (as defined in the employment agreement) or Mr. Goggin resigns his employment with us for good reason (as defined in the employment agreement), he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 6 months from the date of such termination and Company-paid coverage for Mr. Goggin under the applicable benefits plans for 6 months following such termination. If, within six months of a change of control, we terminate Mr. Goggin’s employment with us without cause or Mr. Goggin resigns from such employment for good reason, he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 12 months and Company-paid coverage for Mr. Goggin under the applicable benefits plans for 12 months following such termination and 100% of any outstanding stock options not yet vested shall become immediately vested upon Mr. Goggin’s date of termination or resignation. If Mr. Goggin voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Goggin will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding options not yet vested and all compensation payments by us to Mr. Goggin under the employment agreement will terminate immediately (except as to amounts already earned). If Mr. Goggin’s employment with us terminates due to his death or disability, Mr. Goggin will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Goggin under his employment agreement will terminate immediately (except as to amounts already earned) and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Mr. Goggin had remained employed with us through the six-month anniversary of the date of such termination.

Peter Mitchell. Pursuant to his employment agreement, Mr. Mitchell is paid an annual salary of €170,000 (or approximately $214,000) per year, is eligible to receive an annual bonus of up to €75,000 (or approximately $94,000) and receives contributions to his pension plan in an amount equal to 5% of his annual salary. If prior to or absent a change of control (as defined in the employment agreement), we terminate his employment without cause (as defined in the employment agreement) or Mr. Mitchell resigns his employment with us for good reason (as defined in the employment agreement), he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 6 months from the date of such termination and Company-paid coverage for Mr. Mitchell under the applicable benefits plans for 6 months following such termination. If, within six months of a change of control, we terminate Mr. Mitchell’s employment with us without cause or Mr. Mitchell resigns from such employment for good reason, he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 12 months and Company-paid coverage for Mr. Mitchell under the applicable benefits plans for 12 months following such termination and 100% of any outstanding stock options not yet vested shall become immediately vested upon Mr. Mitchell’s date of termination or resignation. If Mr. Mitchell voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Mitchell will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding options not yet vested and all compensation payments by us to Mr. Mitchell under the employment agreement will terminate immediately (except as to amounts already earned). If Mr. Mitchell’s employment with us terminates due to his death or disability, Mr. Mitchell will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Mitchell under his employment agreement will terminate immediately (except as to amounts already earned) and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Mr. Mitchell had remained employed with us through the six-month anniversary of the date of such termination.

Dennis L. Abrahams. Pursuant to his employment agreement, Mr. Abrahams is entitled to an annual salary of $290,000 and is eligible to earn a bonus at an annual target of 35% of his base salary (as defined in the employment agreement). If prior to or absent a change of control (as defined in the employment agreement), we terminate his employment without cause (as defined in the employment agreement) or Mr. Abrahams resigns his employment with us for good reason (as defined in the employment agreement), he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for six months from the date of such termination and Company-paid coverage for Mr. Abrahams and his eligible dependents under the applicable benefits plans for six months following such termination. If, within six months of a change of control, we terminate Mr. Abrahams’s employment with us without cause or Mr. Abrahams resigns from such employment for good reason, he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for six months and Company-paid coverage for Mr. Abrahams and his eligible dependents under the applicable benefit plans for six months following such termination. If Mr. Abrahams voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Abrahams will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding options not yet vested and all compensation payments by us to Mr. Abrahams under the employment agreement will terminate immediately (except as to base salary earned through the last day of employment and annual bonus amounts already earned, but not yet paid for the prior calendar year, if any). If Mr. Abrahams’s employment with us terminates due to his death or disability, Mr. Abrahams will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Abrahams under his employment agreement will terminate immediately (except as to base salary earned through the last day of employment and annual bonus amounts already earned, but not yet paid for the prior calendar year, if any). and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Mr. Abrahams had remained employed with us through the one-year anniversary of the effective date (as defined in the employment agreement) immediately following the date of such termination.

Karen Leavitt. Pursuant to her employment agreement, Ms. Leavitt is paid an annual salary of $250,000 and is eligible to earn a bonus at an annual target of 50% of her base salary (as defined in the employment agreement). If prior to or absent a change of control (as defined in the employment agreement), we terminate her employment without cause (as defined in the employment agreement) or Ms. Leavitt resigns her employment with us for good reason (as defined in the employment agreement), she will be entitled to severance pay at a rate equal to her base salary rate, as then in effect, for six months from the date of such termination and if Ms. Leavitt had been participating in the Company’s group health plan she will be entitled to a lump sum cash payment equal to six months of employer contribution to such plan if Ms. Leavitt had remained employed. If, within six months of a change of control, we terminate Ms. Leavitt’s employment with us without cause or Ms. Leavitt resigns from such employment for good reason, she will be entitled to severance pay at a rate equal to her base salary rate, as then in effect, for 12 months, if Ms. Leavitt had been participating in the Company’s group health plan she will be entitled to a lump sum cash payment equal to twelve months of employer contribution to such plan if Ms. Leavitt had remained employed and 100% of any outstanding stock options not yet vested shall become immediately vested upon Ms. Leavitt’s date of termination or resignation. If Ms. Leavitt voluntarily terminates her employment with us (except upon resignation for good reason) or we terminate her employment with us for cause, Ms. Leavitt will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to her outstanding options not yet vested and all compensation payments by us to Ms. Leavitt under the employment agreement will terminate immediately (except as to base salary earned through the last day of employment and annual bonus amounts already earned, but not yet paid for the prior calendar year, if any). If Ms. Leavitt’s employment with us terminates due to her death or disability, Ms. Leavitt will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Ms. Leavitt under her employment agreement will terminate immediately (except as to base salary earned through the last day of employment and annual bonus amounts already earned, but not yet paid for the prior calendar year, if any) and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Ms. Leavitt had remained employed with us through the six-month anniversary of the effective date (as defined in the employment agreement) immediately following the date of such termination.

Andrew M. Reynolds. Pursuant to his employment agreement, Mr. Reynolds is paid an annual salary of $250,000 and is eligible to earn a bonus at an annual target of 50% of his base salary (as defined in the employment agreement). If prior to or absent a change of control (as defined in the employment agreement), we terminate his employment without cause (as defined in the employment agreement) or Mr. Reynolds resigns his employment with us for good reason (as defined in the employment agreement), he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for six months from the date of such termination and Company-paid coverage for Mr. Reynolds and his eligible dependents under the applicable benefits plans for six months following such termination. If, within six months of a change of control, we terminate Mr. Reynolds’s employment with us without cause or Mr. Reynolds resigns from such employment for good reason, he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 12 months, Company-paid coverage for Mr. Reynolds and his eligible dependents under the applicable benefit plans for 12 months following such termination and 100% of any outstanding stock options not yet vested shall become immediately vested upon Mr. Reynolds’ date of termination or resignation. If Mr. Reynolds voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Reynolds will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding options not yet vested and all compensation payments by us to Mr. Reynolds under the employment agreement will terminate immediately (except as to base salary earned through the last day of employment and annual bonus amounts already earned, but not yet paid for the prior calendar year, if any). If Mr. Reynolds’s employment with us terminates due to his death or disability, Mr. Reynolds will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Reynolds under his employment agreement will terminate immediately (except as to base salary earned through the last day of employment and annual bonus amounts already earned, but not yet paid for the prior calendar year, if any) and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Mr. Reynolds had remained employed with us through the six-month anniversary of the effective date (as defined in the employment agreement) immediately following the date of such termination.

Jorge Diaz. Pursuant to his employment agreement, Mr. Diaz is paid an annual salary of $200,000 and is eligible to earn a bonus at an annual target of $100,000. Mr. Diaz is also eligible for a one-time bonus of $40,000 in 2012. If prior to or absent a change of control (as defined in the employment agreement), we terminate his employment without cause (as defined in the employment agreement) or Mr. Diaz resigns his employment with us for good reason (as defined in the employment agreement), he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 6 months from the date of such termination and Company-paid coverage for Mr. Diaz and his eligible dependents under the applicable benefits plans for 6 months following such termination. If, within six months of a change of control, we terminate Mr. Diaz’s employment with us without cause or Mr. Diaz resigns from such employment for good reason, he will be entitled to severance pay at a rate equal to his base salary rate, as then in effect, for 6 months and Company-paid coverage for Mr. Diaz and his eligible dependents under the applicable benefit plans for 6 months following such termination and 100% of any outstanding stock options not yet vested shall become immediately vested upon Mr. Diaz’s date of termination or resignation. If Mr. Diaz voluntarily terminates his employment with us (except upon resignation for good reason) or we terminate his employment with us for cause, Mr. Diaz will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all vesting will terminate immediately with respect to his outstanding options not yet vested and all compensation payments by us to Mr. Diaz under the employment agreement will terminate immediately (except as to amounts already earned). If Mr. Diaz’s employment with us terminates due to his death or disability, Mr. Diaz will only be eligible for severance benefits in accordance with our established policies, if any, then in effect and all compensation payments by us to Mr. Diaz under his employment agreement will terminate immediately (except as to amounts already earned) and, in addition to the number of shares of stock options that have vested as of the date of such termination, a number of shares of stock options will vest equal to the number of shares of stock options that would have otherwise vested if Mr. Diaz had remained employed with us through the six month anniversary of the effective date of such termination.

Board of Directors

Immediately following the closing of this offering, our Board of Directors will consist of seven directors, including six non-executive directors and one executive director, to serve terms which expire in three separate years in a manner similar to a “staggered” board under Delaware law. Directors are elected to serve three-year terms, except that the current terms of Andrew G. Flett and J. Sanford Miller will expire at the annual shareholders’ meeting in 2013, the current terms of Hazem Ben-Gacem and Liam Young will expire at the annual shareholders’ meeting in 2014, and the current terms of James M. Travers, James F. Kelliher and Jack Noonan will expire at the annual shareholders meeting in 2015. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed by the general meeting of shareholders. A director may, subject to compliance with certain Irish statutory procedures be removed, with or without cause, by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our Board of Directors may also, in certain circumstances, appoint additional directors.

The primary responsibility of the executive director, James M. Travers, is to manage our company. The primary responsibility of the non-executive directors is to supervise the policies of the executive director and senior management and the affairs of our company and its affiliated enterprises. In addition, the non-executive directors assist the executive director and senior management by providing advice.

Immediately following the closing of this offering, all of our directors, except James M. Travers, will be independent under applicable New York Stock Exchange listing standards.

Committees of the Board of Directors

Upon the closing of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

The current members of our audit committee are James F. Kelliher, who is the chair of the committee, Andrew G. Flett and Liam Young. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange. Our Board of Directors has determined that James F. Kelliher is an audit committee financial expert as defined under the applicable rules of the SEC. Messrs. Kelliher and Young are independent under the applicable rules and regulations of the SEC and the New York Stock Exchange. We intend to comply with the applicable independence requirements with respect to our audit committee within the applicable time frame. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange. Our audit committee’s responsibilities include:

•	overseeing our corporate accounting and financial reporting process;

•	evaluating the independent auditors’ qualifications, independence and performance;

•	determining the engagement of the independent auditors;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our critical accounting policies and estimates;

•	overseeing our internal audit function; and

•	annually reviewing the audit committee charter and the audit committee’s performance.

Compensation Committee

The current members of our compensation committee are Hazem Ben-Gacem, who is the chair of the committee, J. Sanford Miller and Jack Noonan. We comply with the rules of the New York Stock Exchange applicable to foreign private issuers and controlled companies, which do not require the compensation committee to be comprised entirely of independent directors for as long as the issuer remains a foreign private issuer or a controlled company. Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluating the performance of these officers in light of those goals and objectives;

•	setting the compensation of these officers based on such evaluations;

•	administering the issuance of stock options and other awards under our stock plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Jack Noonan, who is the chair of the committee, Liam Young and James F. Kelliher. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and the New York Stock Exchange. The nominating and corporate governance committee’s responsibilities include:

•	making recommendations to our Board of Directors regarding candidates for directorships and the size and composition of our Board of Directors;

•	overseeing our corporate governance guidelines; and

•	reporting and making recommendations to our Board of Directors concerning governance matters.

Other Committees

Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Foreign Private Issuer and Controlled Company Exemptions

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the New York Stock Exchange. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the New York Stock Exchange’s listing standards. Under the New York Stock Exchange rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the New York Stock Exchange permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the New York Stock Exchange. For example, we intend to follow Irish practice with respect to the quorum requirements for meetings of our shareholders as set forth in our amended and restated articles of association (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement prior to the closing of this offering), which are different from the requirements of the New York Stock Exchange. The quorum required for a general meeting of shareholders is at least two qualifying persons present at a meeting and entitled to vote on the business to be dealt with. See “Description of Share Capital.” Under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. Other than the foregoing, we do not intend to follow home country corporate governance practices instead of the requirements of the New York Stock Exchange.

In addition, after the consummation of this offering, our largest shareholder will continue to control a majority of our issued and outstanding ordinary shares. As a result, we expect to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities. We have one or more non-independent directors serving as committee members on our corporate governance and nominating committee. As a result, non-independent directors may among other things, participate in resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 and rules with respect to our audit committee within the applicable time frame.

Corporate Governance

Before the closing of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Compensation

Non-Executive Director Compensation

We will pay the reasonable costs and expenses incurred in connection with attending meetings of our Board of Directors and its committees. In 2011, we paid no cash or non-cash compensation to our non-executive directors. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our non-executive directors. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination. We have adopted a new non-employee director compensation policy that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Pursuant to this policy, upon election to our board, each of our non-employee directors, other than any such directors who were designated as representatives of FleetMatics Investor Holdings, L.P. and its affiliates prior to this offering, will be granted an option to purchase 33,334 shares of our then outstanding ordinary shares, subject to quarterly vesting over a two-year period from the vesting start date. In addition, each director who has served as a director for at least six months prior to our annual stockholder meeting will be granted on the second anniversary of their initial grant, an option to purchase 8,334 shares of our then outstanding ordinary shares, subject to quarterly vesting over a one-year period from the vesting start date. The exercise price of the options will be greater than or equal to the fair market value of a share of our ordinary shares at the time of grant. Each of these directors will also annually receive $30,000 for general availability and participation in meetings and conference calls of our board of directors. Additionally, the audit committee chairperson will annually receive $15,000, an audit committee member will annually receive $5,000, the compensation committee chairperson will annually receive $10,000, a compensation committee member will annually receive $5,000, the nominating and corporate governance committee chairperson will annually receive $7,500 and a nominating and corporate governance committee member will annually receive $5,000.

Executive Director and Other Senior Management Compensation

The aggregate compensation, including benefits in kind, paid to our executive director and senior management for the year ended December 31, 2011 (a total of six persons) was $2.7 million. Our executive directors and senior management are paid a base salary and are paid an annual discretionary cash bonus, based on company and personal performance, pursuant to the terms of their employment agreements as described in “Management—Employment Agreements.” For the year ended December 31, 2011, we granted an aggregate of 126,000 options to purchase our ordinary shares to executive directors and senior management under the 2011 Plan described below, which were at an exercise price of the then-current fair market value of $7.97 per share. These options all terminate in 2018. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see “—Share Options” below. No director, executive officer or any relatives of such persons has been advanced any loans, credits or guarantees by us, except for James M. Travers, who repaid such promissory note in full on September 30, 2011. See “Related Party Transactions—Loan to James M. Travers.”

Share Options

The two equity incentive plans described in this section are the 2004 Plan and the 2011 Plan. Prior to this offering, we granted awards to eligible participants under the 2004 Plan and under the 2011 Plan. Following the closing of this offering, we expect to grant awards to eligible participants only under the 2011 Plan.

2004 Plan

Our 2004 Plan was adopted by our Board of Directors in 2004 and has most recently been amended in 2010. We reserved 3,151,369 ordinary shares for issuance under our 2004 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The 2004 Plan, in contrast to the 2011 Plan described below, provides for the granting of standard options to acquire ordinary shares to employees of the Group, as defined in the 2004 Plan.

The shares we issue under the 2004 Plan will be authorized but unissued shares or shares that we reacquire. The ordinary shares underlying any awards that are surrendered or become unexercisable without having been exercised are available for issuance under the 2004 Plan.

The 2004 Plan is administered by the compensation committee of our Board of Directors which has full power to select the employees to whom options will be granted and to determine the specific terms and conditions of each grant, subject to the provisions of the 2004 Plan.

The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each option is fixed by the compensation committee and may not exceed seven years from the date of grant. The compensation committee assumed responsibility for determining at what time or times each option may be exercised when granting the option.

The 2004 Plan provides that, on a general offer to all of the holders of ordinary shares or the sanctioning by a court of a scheme for the merger or amalgamation of the Company with another company, the holders of options will have six months to exercise their options (which period may be shortened in certain circumstances). If a holder fails to exercise his options during such period, his options will terminate. Alternatively, on a change of control of the Company, options may, with the consent of the option holders, be substituted with new awards of the successor entity, on substantially identical terms.

Our Board of Directors may amend or discontinue the 2004 Plan but no such action may adversely affect rights of an option holder without the holder’s consent. Approval of our shareholders of amendments to the 2004 Plan will be obtained if required by law.

The 2004 Plan will terminate on the date that is ten years from the date of board approval of the 2004 Plan unless previously terminated.

2011 Plan

In 2011, our Board of Directors adopted our 2011 Plan which was approved by our shareholders in September 2011. The 2011 Plan is intended to ultimately replace the 2004 Plan. Our 2011 Plan provides us flexibility to use various equity-based incentive and other awards as compensation tools to motivate our workforce. These tools include options, restricted stock units and cash awards.

We initially reserved 666,667 ordinary shares for the issuance of awards under the 2011 Plan. In May 2012, we increased the number of ordinary shares reserved for issuance under our 2011 Plan to 1,166,667. In September 2012, we further increased the number of ordinary shares reserved for issuance under our 2011 Plan to 1,633,334. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. In addition, shares from forfeited, expired, canceled or terminated awards from the 2004 Plan are also available for issuance under the 2011 Plan.

The shares we issue under the 2011 Plan will be authorized but unissued shares or shares that we reacquire. The ordinary shares underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of ordinary shares, expire or are otherwise terminated (other than by exercise) under the 2011 Plan are added back to the ordinary shares available for issuance under the 2011 Plan.

Stock options with respect to no more than 666,667 ordinary shares may be granted to any one individual in any one calendar year and no more than 333,333 ordinary shares may be issued in the form of incentive stock options.

The 2011 Plan is administered by the compensation committee of the Board of Directors. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Plan. Both employees and non-employee directors are eligible to receive awards under the 2011 Plan.

The 2011 Plan permits the granting of both options to purchase ordinary shares intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each stock option will be determined by our compensation committee but may not be less than 100% of the fair market value of our ordinary shares on the date of grant or, in the case of an incentive stock option granted to a 10% owner, be less than 110% of the fair market value of our ordinary shares on the date of grant. The term of each stock option will be fixed by the compensation committee and may not exceed seven years from the date of grant (or five years in the case of certain option holders). The compensation committee will determine at what time or times each option may be exercised.

The compensation committee may award restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The compensation committee may also grant cash-based awards to participants subject to such conditions and restrictions as it may determine.

The compensation committee may grant cash-based awards to participants subject to such conditions and restrictions as it may determine.

The compensation committee may grant performance-based awards to participants in the form of restricted stock units or cash-based awards upon the achievement of certain performance goals and such other conditions as the compensation committee shall determine. Our compensation committee may grant such performance-based awards under the 2011 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: revenue, expense levels, cash flow, business development and financing milestones and developments, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 333,333 ordinary shares with respect to a share-based award and $5,000,000 with respect to a cash-based award.

The 2011 Plan provides that, except as otherwise specified by the compensation committee, upon the effectiveness of a “sale event” as defined in the 2011 Plan, all awards will terminate, unless provision is made in connection with the sale event in the sole discretion of the parties thereto for the assumption or continuation of awards granted by the successor entity. Alternatively, awards may be substituted with new awards of the successor entity, with appropriate adjustment to the number and kind of shares, as well as the exercise prices. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or each grantee may be permitted, within a specified period of time prior to the consummation of a sale event, to exercise all outstanding options held by such grantee. We also have the option, in our sole discretion, to make or procure a cash payment to grantees holding other awards, in exchange for cancellation thereof, in an amount equal to the per share cash consideration payable to shareholders (less per share exercise price) in the sale event multiplied by the number of ordinary shares underlying each such award.

Our Board of Directors may amend or discontinue the 2011 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2011 Plan may require the approval of our shareholders.

No awards may be granted under the 2011 Plan after the date that is seven years from the date of shareholder approval of the 2011 Plan.

2012 Employee Share Purchase Plan

In September 2012, our Board of Directors adopted and our shareholders approved the 2012 Employee Share Purchase Plan. The 2012 Employee Share Purchase Plan authorizes the issuance of up to a total of 400,000 ordinary shares to participating employees.

All employees who we have employed for at least 30 days and whose customary employment is for more than 20 hours a week are eligible to participate in the 2012 Employee Share Purchase Plan. Any employee who owns 5% or more of the voting power or value of ordinary shares is not eligible to purchase shares under the 2012 Employee Share Purchase Plan.

We will make one or more offerings each year to our employees to purchase shares under our 2012 Employee Share Purchase Plan. The first offering will begin on November 1, 2012 and will end on April 30, 2013. Subsequent offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the 2012 Employee Share Purchase Plan may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 2,500 ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the 2012 Employee Share Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2012 Employee Share Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2012 Employee Share Purchase Plan may be terminated or amended by our Board of Directors at any time. An amendment that increases the number of ordinary shares that are authorized under the 2012 Employee Share Purchase Plan and certain other amendments require the approval of our shareholders.

Senior Executive Cash Incentive Bonus Plan

In August 2012, our Board of Directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: revenues; expense levels; cash flow (including, but not limited to, operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our ordinary shares; economic value-added; sales; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our ordinary shares; sales or market shares and number of customers; number of subscribers; number of units; bookings; and Adjusted EBIDTA, any of which may be measured either in absolute terms or compared to any incremental increase, measured in terms of growth, compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and the company, an executive officer must be employed by the company on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Obligations of Directors to Disclose Holdings

Our directors (and certain persons connected with them) must notify us of any interests held by them in our securities (and any securities of other group companies). A register of these interests must be kept by us and this register can be inspected by shareholders.

In addition, we are obliged to file an annual return with the Companies Registration Office in Dublin each year and are required to include in this return a list of registered shareholders. If the directors hold their shares outside DTC and instead hold them directly, details of their holdings must be included in this return. This return is available to the public.

Disclosure requirements may also arise in particular circumstances, for example, where the company is in an “offer period” within the meaning of the Irish Takeover Rules.

See also “Description of Share Capital—Disclosure of Interests in Shares.” The obligations described in that section will apply equally to directors.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

RELATED-PARTY TRANSACTIONS

Registration Rights Agreement

Shareholders holding an aggregate of 25,090,883 ordinary shares, representing approximately 72.9% of the voting power of our outstanding shares immediately following the closing of this offering, are parties to a Registration Rights Agreement, which we refer to in this document as the registration rights agreement. Under the registration rights agreement, we have granted our largest shareholder, the sole holder of our preferred shares, registration rights.

Demand registration rights. Holders of at least 25% of our shares then outstanding have the right to request that we register their registrable shares for sale. Registrable shares include (a) any of our ordinary shares issuable or issued upon the conversion of our preferred shares or into which such preferred shares convert and (b) any of our ordinary shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of the securities described in clause (a) above. We have the right not to effect a demand registration if (a) we have already effected two demand registrations, (b) we furnish to holders requesting the demand registration a certificate signed by the Chairman of our Board of Directors, or the Board of Directors, stating that, in the good faith judgment of the Board of Directors, it would be seriously detrimental to us and the holders for such registration to be effected at such time, in which event we shall have the right to defer such filing for a period of not more than 90 days after the receipt of the demand registration request; provided that we may not exercise such right to delay more than twice in a 12-month period, (c) if the shares can be sold pursuant to Rule 144 of the Securities Act or (d) it is less than 180 days after the initial public offering.

Piggyback registration rights. If we propose to file a registration statement for a public offering of our securities, then we must offer holders of registrable securities an opportunity to include in such registration all or part of their registrable securities. We must also offer holders an opportunity to participate in an underwritten offering provided that such holders enter into an underwriting agreement in customary form. The piggyback registration rights apply with respect to this offering but have been waived.

Cutbacks. In connection with demand registrations, the underwriters may limit the number of shares offered for marketing reasons. In such case, the underwriters must first exclude shares to be registered by us, our employees, directors and officers and then the number of securities that may be included in such underwriting shall be allocated to the holders of the registrable shares on a pro rata basis. However, no such reduction shall reduce the amount of securities of the holders of registrable shares included in the registration below 50% of the total securities included in such registration.

In connection with piggyback registrations, the underwriters may limit the number of shares offered in an underwritten offering for marketing reasons. In such case, the number of registrable securities to be included in such underwritten offering shall not be reduced unless all other securities of our employees, directors and officers are first entirely excluded from the underwriting and registration. Thereafter, the securities that may be included in the underwriting shall be allocated first to us and then to the holders of registrable shares on a pro rata basis. However, no such reduction shall reduce the amount of registrable securities of holders of registrable shares included in the registration below 50% of the total securities included in such registration.

Shelf registration rights. When we are eligible to use a “shelf” registration statement, any holder of registrable shares has the right to request that we file a shelf registration statement. We are not, however, obligated to file a shelf registration statement if (a) a shelf registration statement is not available for such offering by holders wishing to participate, (b) the holders propose to sell shares in such registration at an aggregate price to the public of less than $1 million, (c) if within 30 days of receipt of a written request from any holder of registrable shares requesting shelf registration rights, we give notice to such holder or holders of our intention to make a public offering within 90 days; (d) we furnish to the holders of registrable shares requesting the shelf registration a certificate signed by the Chairman of our Board of Directors stating that, in the good faith judgment of the Board of Directors, it would be seriously detrimental to us and our shareholders for such registration to be effected at such time, in which event we shall have the right to defer such filing for a period of not more than 90 days after the receipt of the shelf registration request provided that we may not exercise such right to delay more than twice in a 12 month period, or (d) if, within the 12 months preceding the date of the shelf registration request, we have already effected one shelf registration.

Expenses of registration. We will pay all expenses related to any demand, piggyback or shelf registration pursuant to the registration rights agreement other than underwriting commissions and discounts.

Indemnification. We have certain indemnification obligations in connection with the registration rights under the registration rights agreement.

Term and Amendment. The registration rights agreement will remain in full force and effect as long as any shareholder who is party to the agreement continues to hold our shares. The agreement may be terminated or amended, and any provision thereof may be waived, only with the written approval of all of the parties thereto; provided, however, that any party may waive the benefit of a provision with respect to itself. The agreement will terminate with respect to any particular shareholder if such shareholder ceases to hold shares of the Company.

Shareholders Agreement

Shareholders holding an aggregate of 26,588,033 ordinary shares, representing approximately 77.2% of the voting power of our outstanding shares immediately following the closing of this offering, are parties to a Subscription, Share Purchase and Shareholders Agreement, the principal terms of which have been superceded by the registration rights agreement.

Management Services Agreement

Concurrent with our Series C redeemable convertible preferred shares financing in November 2010, we entered into a consulting and non-compete agreement, or the Management Services Agreement, with Privia Enterprises Limited, or Privia, a company controlled by certain of our former shareholders, one of whom continued to serve as a member of our Board of Directors through February 2012. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, we agreed to pay Privia up to $15.0 million in three separate installments if we sell a specified number of subscriptions, measured by unit installation, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and are scheduled to be paid as follows: $3.0 million for the twelve months ending March 31, 2012, $5.0 million for the twelve months ending March 31, 2013 and $7.0 million for the twelve months ending March 31, 2014. No payments under this agreement were made as of June 30, 2012. On August 20, 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Compensation—Share options.”

See “Description of Share Capital—History of Security Issuances.”

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers to the maximum extent allowed under Irish law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person’s status as a member of our Board of Directors.

Our wholly-owned subsidiary, FleetMatics USA Group Holdings, Inc. has entered into agreements to indemnify each of our directors and executive officers to the maximum extent allowed under Delaware law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the company or that person’s status as a member of our Board of Directors.

Loan to James M. Travers

On September 19, 2006, James M. Travers, our Chief Executive Officer and one of our directors, purchased 466,666 ordinary shares with a promissory note to FleetMatics Group Limited in the amount of €84,000. Mr. Travers repaid the promissory note on September 30, 2011.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of August 31, 2012 by:

•	each executive officer;

•	each of our directors;

•	our directors and executive officers as a group;

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares (by number or by voting power; and

•	each selling shareholder.

Our major shareholders do not have voting rights that are different from our shareholders in general.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares subject to options that are exercisable within 60 days after August 31, 2012. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. Immediately upon the closing of this offering, all of our outstanding preferred shares will be converted from Series A preferred shares, Series B preferred shares and Series C preferred shares into ordinary shares. Following this conversion, we will have 28,185,533 ordinary shares outstanding immediately prior to this offering. These share numbers have been used to calculate the ownership and voting power percentages in the table below.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. All figures in this table assume no exercise by the underwriters of their option to acquire up to an additional 1,171,875 ordinary shares from the selling shareholders. All share numbers have been adjusted to reflect the reverse stock split.

	Shares Beneficially Owned Prior to the Offering		Shares Offered(16)	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Name and Address of Beneficial Owner (1)
5% Shareholders:
Fleetmatics Investor Holdings, L.P. (2)	26,653,383	94.6%	1,562,500	25,090,883	72.9%
Directors and Senior Management:
Dennis L. Abrahams (6)	161,667	*		161,667	*
Hazem Ben-Gacem (2)(3)	—	—		—	—
Jorge Diaz	—	—		—	—
Andrew G. Flett (2)(3)	—	—		—	—
John J. Goggin (7)	590,660	2.1%		590,660	1.7%
James F. Kelliher (5)(8)	8,334	*		8,334	*
Karen Leavitt	—	—		—	—
Stephen Lifshatz (9)	134,288	*		134,288	*
J. Sanford Miller (4)	—	—		—	—
Peter Mitchell (10)	151,250	*		151,250	*
Jack Noonan (5)(11)	6,250	*		6,250	*
Andrew M. Reynolds (12)	31,500	*		31,500	*
James M. Travers (13)	749,583	2.7%		749,583	2.2%
Liam Young (5)	—	—		—	—
All senior management and directors as a group (13 Persons) (14)	1,833,532	6.5%		1,833,532	5.3%
Other Selling Shareholders:
Daniel Foley (15)	466,076	1.7%		466,076	1.4%

*	Less than 1%

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Consists of 9,502,830 shares issuable to Fleetmatics Investor Holdings, L.P., which we refer to as Holdings, upon the conversion of Fleetmatics Series A preferred shares, 4,100,063 shares issuable to Holdings upon the conversion of Fleetmatics Series B preferred shares and 13,050,490 shares issuable to Holdings upon the conversion of Fleetmatics Series C preferred shares. Investcorp Technology Fund III Limited Partnership, which we refer to as Investcorp Tech, in its capacity as general partner of Holdings, may be deemed to be the beneficial owner of the shares shown as beneficially owned by Holdings. Investcorp Tech’s address is Boundary Hall, Cricket Square, PO Box 1111, Grand Cayman, KY1-1102, Cayman Islands, BWI. Investcorp S.A., which we refer to as Investcorp, does not directly own any of our shares but, through its indirect ownership of the entity that is the general partner of Investcorp Tech, may be deemed to be the beneficial owner of the shares held by Holdings. Investcorp’s address is Boundary Hall. Cricket Square. PO Box 1111 Grand Cayman. KY1-1102. Cayman Islands, BWI. SIPCO Limited may be deemed to be the beneficial owner of the shares held by Holdings through its indirect ownership of a majority of a company’s stock that indirectly owns a majority of Investcorp’s shares. SIPCO Limited’s address is Boundary Hall, Cricket Square, PO Box 1111, Grand Cayman, KY1-1102, Cayman Islands, BWI. Messrs. Nemir A. Kirdar, Mohammed Alshroogi, Rishi Kapoor, Michael L. Merritt, and Jonathan C. Minor, executives of Investcorp Bank B.S.C., collectively exercise voting and investment control over the shares issuable to Holdings.

(3)	Mr. Flett and Mr. Ben-Gacem were appointed to the Board of Directors by Holdings. Mr. Ben-Gacem is a Head and Mr. Flett is a Partner, respectively, of Investcorp Technology Partners.

(4)	Mr. Miller was appointed to the Board of Directors by Holdings. Mr. Miller is a General Partner of Institutional Venture Partners.

(5)	Mr. Kelliher, Mr. Noonan and Mr. Young were appointed to the Board of Directors by Holdings.

(6)	Includes options to purchase 161,667 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(7)	Includes options to purchase 133,334 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(8)	Includes options to purchase 8,334 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(9)	Includes options to purchase 134,288 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(10)	Includes options to purchase 47,917 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(11)	Includes options to purchase 6,250 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(12)	Includes options to purchase 31,500 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(13)	Includes options to purchase 282,917 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(14)	Includes options to purchase 806,207 shares that are currently or will be exercisable within 60 days after August 31, 2012.

(15)	Includes options to purchase 8,750 shares that are currently or will be exercisable within 60 days after August 31, 2012. Mr. Foley is our Director of European Sales.

(16)	If the underwriters’ option to purchase additional shares is exercised in full, the additional shares sold would be allocated among the selling shareholders as follows:

	Shares Subject to the Option to Purchase Additional Shares	Shares Beneficially Owned after the Option to Purchase Additional Shares is Exercised
		Number	Percent
Fleetmatics Investor Holdings, L.P.	818,481	24,272,402	70.5%
Dennis L. Abrahams	20,000	141,667	*
John J. Goggin	56,666	533,994	1.6%
Stephen Lifshatz	23,333	110,955	*
Peter Mitchell	26,666	124,584	*
Andrew M. Reynolds	6,000	25,500	*
James M. Travers	187,396	562,187	1.6%
Daniel Foley	33,333	432,743	1.3%

If the underwriters’ option to purchase additional shares is exercised in part, the additional shares would be allocated pro rata based upon the share amounts set forth in the preceding table.

In November 2010, Fleetmatics Investor Holdings, L.P. acquired 19,575,735 Series C preferred shares in FleetMatics Group Limited. In July 2010, Fleetmatics Investor Holdings, L.P. acquired 6,150,095 Series B preferred shares in FleetMatics Group Limited. In September 2012, Fleetmatics Investor Holdings, L.P. acquired 19,575,735 Series C preferred shares and 6,150,095 Series B preferred shares in Fleetmatics Group PLC via a share-for-share exchange in which shareholders of FleetMatics Group Limited exchanged their shares for identical shares in Fleetmatics Group PLC.

As of the date of this prospectus, approximately 3% of our outstanding shares are held by 5 record holders in the United States.

DESCRIPTION OF SHARE CAPITAL

We are an Irish public company with limited liability and our affairs are governed by our memorandum and articles of association and Irish law.

The following description of our share capital is a summary. This summary is subject to the Irish Companies Acts and to the complete text of our memorandum of association and articles of association (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement prior to the closing of this offering).

Capital Structure

Authorized Share Capital

At the closing of this offering, our authorized share capital will be €1,527,845.39126822, divided into 66,666,663 ordinary shares of €0.015 each, 8,908,904 series A preferred shares of €0.01375178 each, 6,150,095 series B preferred shares of €0.01375178 each, 19,575,735 series C preferred shares of €0.01 each, 5,000,004 deferred shares of €0.01 each, three A deferred shares of €0.005 each and 5,000,000 undesignated shares of €0.015 each, which we refer to as the undesignated shares.

Except as otherwise specified below, references to voting by our shareholders contained in this Description of Share Capital are references to voting by holders of shares entitled to attend and vote generally at general meetings of our shareholders. Immediately after the closing of this offering, our only issued and outstanding shares will be the ordinary shares.

We have the authority, pursuant to our articles of association, to increase our authorized but unissued share capital by ordinary resolution by creating additional shares of any class or series. An ordinary resolution of our company requires more than 50% of the votes cast at a shareholders’ meeting by shareholders entitled to vote at that meeting.

As a matter of Irish law, the board of directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, our articles of association authorize our Board of Directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our articles of association are adopted in substantially the form attached as Exhibit 3.2. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period.

Our articles of association authorize our Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by us and, subject to the relevant provisions of our articles of association, the terms of any class of preferred shares or deferred shares. Our Board of Directors is authorized, without obtaining any shareholder vote or consent, to provide from time to time for the issuance of ordinary shares or other classes or series of shares and to establish the characteristics of each such other class or series, including the number of shares and their preferred or deferred or other special rights and privileges or limitations, conditions and restrictions, whether in regard to dividend, voting, return of capital, conversion, redemption or otherwise.

Issued Share Capital

Immediately prior to this offering, our issued share capital will be €448,130.99126822, divided into 1,532,150 ordinary shares of €0.015 each, 8,908,904 series A preferred shares of €0.01375178 each, 6,150,095 series B preferred shares of €0.01375178 each, 19,575,735 series C preferred shares of €0.01 each, 2,230,334 deferred shares of €0.01 each and two A deferred shares of €0.005 each.

Our shares issued pursuant to this offering will be issued credited as fully paid and will be non-assessable.

Objective

As provided by paragraph 2 of our memorandum of association, our stated principal objective is to engage in software development and distribution and all associated and related activities and to carry on various activities associated with that objective.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, certain statutory pre-emption rights apply automatically in favor of our ordinary shareholders when our shares are issued for cash. However, we have opted out of these pre-emption rights in our articles of association as permitted under Irish law. This opt-out may be renewed every five years under Irish law by a special resolution of the shareholders. A special resolution requires not less than 75% of the votes cast by our shareholders at a meeting of shareholders. We expect that we will seek renewal of the opt-out at an annual general meeting within five years from the date our articles of association are adopted in substantially the form attached as Exhibit 3.2. If the opt-out expires and is not renewed, shares issued for cash must be offered to our pre-existing ordinary shareholders pro rata based on their existing shareholding before the shares can be issued to any new shareholders or pre-existing shareholders in an amount greater than their pro rata entitlements. The statutory pre-emption rights:

•	generally do not apply where shares are issued for non-cash consideration;

•

do not apply to the issuance of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any dividend and capital distribution, which are sometimes referred to as non-participating shares); and

•	do not apply to the issuance of shares pursuant to certain employee compensation plans including the 2004 Plan and the 2011 Plan.

The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. This authority can be granted for a maximum period of five years, after which it must be renewed by the shareholders by an ordinary resolution. Our articles of association provide that our Board of Directors is authorized to grant, upon such terms as the Board of Directors deems advisable, options to purchase (or commitments to issue at a future date) our shares of any class or series, and to cause warrants or other appropriate instruments evidencing such options or commitments to be issued. This authority under the articles will lapse after five years from the date our articles of association are adopted in substantially the form attached as Exhibit 3.2. We expect that we will seek renewal of this authority at an annual general meeting before the end of that five-year period. Under the same authority, the Board of Directors may issue shares upon exercise of warrants or options or other commitments without shareholder approval or authorization (up to the relevant authorized but unissued share capital). Statutory pre-emption rights will apply to the issuance of warrants and options issued by us unless an opt-out applies or shareholder approval for an opt-out is obtained in the same manner described directly above for our ordinary shares.

We will be subject to the rules of the New York Stock Exchange requiring shareholder approval of certain share issuances. The Irish Takeover Rules may be applicable in certain circumstances and can impact on our ability to issue shares. See “Risk Factors—Risk Related to Offering and Ownership of Ordinary Shares.”

Share Repurchases, Redemptions and Conversions

Overview

Article 5.2(d) of our articles of association provides that any Ordinary Share the Company has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by the Company may technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions.” If our articles of association did not contain Article 5.2(d), repurchases by the Company would be subject to many of the same rules that apply to purchases of our shares by subsidiaries described below under “—Purchases by Subsidiaries,” including the shareholder approval requirements described below. Except where otherwise noted, when we refer elsewhere in this prospectus to repurchasing or buying back our ordinary shares, we are referring to the redemption of ordinary shares by the Company pursuant to Article 5.2(d) of the articles of association or the purchase of our ordinary shares by a subsidiary of the Company, in each case in accordance with our articles of association and Irish company law as described below.

Repurchases and Redemptions

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described below under “—Dividends”) or the proceeds of a new issue of shares for that purpose. As well as the effect of Article 5.2(d) which renders shares as redeemable shares, the Company may also issue redeemable shares. The issue of redeemable shares may only be made by the company where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the Company. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be canceled or held in treasury. Shareholder approval will not be required to redeem the company’s shares.

The Board of Directors of the Company will also be entitled to issue other classes or series of shares which may be redeemed at the option of either the Company or the shareholder, depending on the terms of such shares. Please see “—Capital Structure—Authorized Share Capital” above.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by the Company at any time must not exceed 10% of the nominal value of the issued share capital of the Company. While the Company holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be canceled by the Company or re-issued subject to certain conditions.

Purchases by Subsidiaries

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of the company either on-market or off-market. A general authority of the shareholders of the company is required to allow a subsidiary of the company to make on-market purchase of the company’s shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of the company shares is required. The Company may elect to seek such general authority, which must expire no later than 18 months after the date on which it was granted, at the next annual general meeting of the Company in 2012 and at subsequent annual general meetings. For an off-market purchase by a subsidiary of the company, the proposed purchase contract must be authorized by special resolution of the shareholders of the company before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholder at the registered office of the company.

The number of shares held by the subsidiaries of the company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of the company. While a subsidiary holds shares of the company, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of the company by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of the company less accumulated realized losses of the company on a standalone basis. In addition, no dividend or distribution may be made unless the net assets of the company are not less than the aggregate of the company’s share capital plus undistributable reserves and the distribution does not reduce the company’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which the company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not the company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of the company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of the company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland. These “relevant accounts” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Company’s articles of association authorize the Board of Directors to declare such dividends as appear justified from the profits of the company without the approval of the shareholder. The dividends can be declared and paid in the form of cash or non-cash assets, subject to applicable law. The Company may pay dividends in any currency but intends to do so in U.S. dollars. The Board of Directors may deduct from any dividend or other moneys payable to any shareholder all sums of money, if any, due from the shareholder to the company in respect of shares of the Company.

The Board of Directors is also authorized to issue shares in the future with preferred rights to participate in dividends declared by the company. The holders of such preference shares may, depending on their terms, rank senior to the holders of the ordinary shares of the Company with respect to dividends.

For information about the Irish tax considerations relating to dividend payments, please see “Taxation—Taxation in Ireland.”

Bonus Shares

Under our articles of association, upon the recommendation of our Board of Directors, the shareholders by ordinary resolution may authorize the Board of Directors to capitalize any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares.

Consolidation and Division; Subdivision

Under our articles of association, we may, by ordinary resolution, divide any or all of our share capital into shares of smaller nominal value than its existing shares (often referred to as a stock split) or consolidate any or all of our share capital into shares of larger nominal value than its existing shares (often referred to as a reverse stock split).

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital, any share premium account or capital redemption reserve fund.

General Meetings of Shareholders

We are required under Irish law to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any annual general meeting may be held outside Ireland if an ordinary resolution so authorizing has been passed at the preceding annual general meeting. Our articles of association include a provision requiring annual general meetings to be held within such time periods as required by Irish law.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual profit and loss account, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s fees (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office, subject to certain limited exceptions. Our articles of association provide that, at each annual general meeting, directors will be elected to fill the board seats of those directors whose terms expire at that annual general meeting. At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of the Board of Directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to our Board of Directors.

Our extraordinary general meetings may be convened (1) by the Board of Directors, (2) on requisition of the shareholders holding the number of our shares prescribed by the Irish Companies Acts (currently 10% of the paid-up share capital of the Company carrying voting rights), or (3) in certain circumstances, on requisition of our auditors.

Extraordinary general meetings are generally held for the purposes of approving such of our shareholder resolutions as may be required from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, our Board of Directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If the Board of Directors does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by our Board of Directors.

If our Board of Directors becomes aware that our net assets are half or less of the amount of our called-up share capital, the Board of Directors must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

At least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our articles of association.

Quorum for Shareholder Meetings

Under our articles of association, the presence, in person or by proxy, of at least two shareholders constituting the holders of at least 50% of the voting power of our issued shares that carry the right to vote at the meeting constitutes a quorum for the conduct of any business at a general meeting, other than business requiring a special resolution. The quorum required to pass a special resolution at a general meeting is the presence, in person or by proxy, of at least two shareholders constituting the holders of at least 50% of the voting power of our issued shares that carry the right to vote at the meeting.

In the case of a meeting to vary the rights of any class or series of shares, discussed below under “—Voting—Variation of Rights Attaching to a Class or Series of Shares,” Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing 1/3 in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class.

Voting

Generally

Holders of our ordinary shares vote on all matters submitted to a vote of shareholders and are entitled to one vote per share.

All votes at a general meeting will be decided by way of a poll. Voting rights on a poll may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our articles of association. Our articles of association provide that the Board of Directors may permit the appointment of proxies by the shareholders to be notified to us electronically.

In accordance with our articles of association, the Board of Directors may from time to time cause us to issue preference or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Treasury shares (i.e. shares held by us) and our shares held by our subsidiaries will not entitle their holders to vote at general meetings of shareholders.

Except where a greater majority is required by Irish law or our articles of association, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting. Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders. Examples of matters requiring special resolutions include:

•	amending our objectives as contained in our memorandum of association;

•	amending our articles of association;

•	approving our change of name;

•

authorizing the entry into a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

•	opting out of pre-emption rights on the issuance of new shares;

•	our re-registration from a public limited company to a private company;

•	purchasing of our own shares off-market;

•	reduction of issued share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	mergers with companies incorporated in the European Economic Area, or the EEA, as described below under “—Acquisitions.”

Action by Written Consent

Our articles of association provide that anything which may be done by resolution at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders who would be entitled to attend the relevant meeting and vote on the relevant resolution.

Variation of Rights Attaching to a Class or Series of Shares

Variation of any rights attached to any class or series of our issued shares (including our ordinary shares) must, in accordance with our articles of association, be approved by (1) a resolution of the shareholders of the class or series affected, passed by the affirmative vote of the holders of 2/3 of the shares of that class or series voted at a meeting of that class or series or (2) the written consent of all of the shareholders of that class or series. In the case of a meeting to vary the rights of any class or series of shares, Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing 1/3 in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class. Every shareholder of the affected class or series will have one vote for each share of such class or series that he or she holds as of the record date for the meeting.

Record Dates

Our articles of association provide that the Board of Directors may set the record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date must not occur before the date on which the board resolution fixing such record date is adopted. If no record date is fixed by the Board of Directors, the record date will be the day on which the notice of the meeting is mailed.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder to put items on the agenda of an annual general meeting other than as set out in the articles of association of a company. Our articles of association provide that shareholders may nominate persons to be elected as directors both at an annual general meeting or an extraordinary general meeting requisitioned by shareholders.

Shareholders’ Suits

In Ireland, the decision to institute derivative proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against the director, another person or both.

A shareholder may also be permitted to bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of the Board of Directors are being exercised, in a manner oppressive to any shareholder or shareholders or in disregard of their interests as shareholders. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy under Section 205 of the Companies Act, 1963 and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Holders of shares carrying voting rights have certain rights under the Irish Companies Acts to inspect books and records, including the right to: (1) receive a copy of our memorandum and articles of association and any act of the Irish Parliament that alters our memorandum and articles of association; (2) inspect and obtain copies of the minutes of general meetings of shareholders (including resolutions adopted at such meetings); (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (4) receive copies of the most recent balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of any of our subsidiary companies that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors also have the right to inspect all of our books and records. The auditors’ report must be circulated to the shareholders with our Financial Statements (as defined below) at least 21 days before the annual general meeting, and such report must be read to the shareholders at our annual general meeting. The Financial Statements referenced above mean our balance sheet, profit and loss account and, so far as they are not incorporated in the balance sheet or profit and loss account, any group accounts and the directors’ and auditors’ reports, together with any other document required by law to be annexed to the balance sheet.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)	a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of: (1) more than 50% in number of the shareholders of each participating class or series voting on the scheme of arrangement or (2) representing 75% or more by value of the shares of such participating class or series held by the shareholders voting on the scheme of arrangement, in each case at the relevant meeting or meetings. A scheme of arrangement, if authorized by the shareholders of each participating class or series and the court, is binding on all of the shareholders of each participating class or series. Shares held by the acquiring party are not excluded from the tally of a vote on the scheme, but such shares may be considered to belong to a separate class for the purposes of approving the scheme, in which case the acquiring party’s shares would not be voted for the purposes of the separate class approval required from the remaining, non-acquiring shareholders;

(b)

through a tender offer by a third party pursuant to the Irish Takeover Rules. Where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the offeror) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to also transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the offeror has acquired acceptances of 80% of all of our shares but does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the offeror to acquire their shares on the same terms as the original offer, or such other terms as the offeror and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the offeror or non-tendering shareholder, may order. If our shares were listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, this 80% threshold would be increased to 90%; and

(c)	by way of a merger with a company incorporated in the EEA under the European Communities (Cross-Border Mergers) Regulations 2008, which implement the EU Cross Border Merger Directive 2005/56 in Ireland. Such a merger must be approved by a special resolution. Shareholders also may be entitled to have their shares acquired for cash. See “—Appraisal Rights” below.

The approval of the Board of Directors, but not shareholder approval, is required for a sale, lease or exchange of all or substantially all of our assets, except that such a transaction between us and one of our directors or a person or entity connected to such a director may require shareholder approval.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. If we are being merged as the transferor company with another EEA company under the EC (Cross-Border Mergers) Regulations 2008, (1) any of our shareholders who voted against the special resolution approving the merger or (2) if 90% of our shares are held by the successor company, any other of our shareholder, may be entitled to require that the successor company acquire its shares for cash.

Disclosure of Interests in Shares

Under the Irish Companies Acts, our shareholders must notify us if, as a result of a transaction, (1) the shareholder will be interested in 5% or more of our shares that carry voting rights or (2) the shareholder will cease to be interested in 5% or more of the our shares that carry voting rights. In addition, where a shareholder is interested in 5% or more of our relevant shares, the shareholder must notify us of any alteration of its interest that brings its total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the event that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to its shares reinstated.

In addition to the disclosure requirement described above, under the Irish Companies Acts, we may, by notice in writing, and must, on the requisition of shareholders holding 10% or more of the paid up capital of the Company carrying voting rights, require a person whom we know or have reasonable cause to believe is, or at any time during the three years immediately preceding the date on which such notice is issued, was, interested in shares comprised in our relevant share capital to: (1) indicate whether or not it is the case and (2) where such person holds or has during that time held an interest in our shares, to give certain further information as may be required by us including particulars of such person or beneficial owner’s past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in our shares and that person fails to give us any information required within the reasonable time specified, we may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of such shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in respect of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Regulation 13D-G of the Exchange Act.

Anti-Takeover Provisions

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law.

Our articles of association allow our Board of Directors to adopt any shareholder rights plan upon such terms and conditions as the Board of Directors deems expedient and in our best interest, subject to applicable law, including the Irish Takeover Rules and Substantial Acquisition Rules described below and the requirement for shareholder authorization for the issue of shares described above.

Subject to the Irish Takeover Rules described below, our Board of Directors also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest. It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

Irish Takeover Rules and Substantial Acquisition Rules

A tender offer by which a third party makes an offer generally to our shareholders or a class of shareholders to acquire shares of any class conferring voting rights will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel (as well as being governed by the Exchange Act and the regulations promulgated thereunder). The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. Takeovers by means of a scheme of arrangement are also generally subject to these regulations.

General Principles. The Irish Takeover Rules are based on the following General Principles that will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer. If the board of directors of the target company advises the holders of the securities with respect to the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	the board of a target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets must not be created in the securities of the target company or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

an offeror can only announce an offer after ensuring that it can fulfill in full any cash consideration offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•

a target company may not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer. If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties (which generally mean persons acting in concert with the acquirer) to shares carrying 30% or more of the voting rights in our shares, the acquirer and, depending on the circumstances, its concert parties would be mandatorily required (except with the consent of the Irish Takeover Panel) to make a cash tender offer for the remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in us if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12 month period.

Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements. A voluntary offer is a tender offer that is not a mandatory offer. If an offeror or any of its concert parties acquire any of our shares of the same class as the shares that are the subject of the voluntary offer within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for our shares of that class by the offeror or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Panel, having regard to the General Principles, believes it is appropriate to do so.

If the offeror or any of its concert parties has acquired our shares of the same class as the shares that are the subject of the voluntary offer (1) during the period of 12 months prior to the commencement of the offer period which represent 10% or more of the nominal value of the issued shares of that class or (2) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per share shall be not less than the highest price paid by the offeror or its concert parties for shares (of that class) during, in the case of (1), the period of 12 months prior to the commencement of the offer period and, in the case of (2), the offer period. The Irish Takeover Panel may apply this rule to an offeror who, together with its concert parties, has acquired less than 10% of the nominal value of the issued shares of the class of shares that is the subject of the offer in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of an offer or proposed offer.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights in our shares. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights in our shares is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights in our shares and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of certain other acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action. Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action that might frustrate an offer for our shares during the course of an offer or at any earlier time at which the Board of Directors has reason to believe an offer is or may be imminent, except as noted below. Potentially frustrating actions such as (1) the issue of shares, options or convertible securities, (2) material disposals, (3) entering into contracts other than in the ordinary course of business or (4) any action, other than seeking alternative offers, which may result in the frustration of an offer, are prohibited during the course of an offer or at any time during which the Board of Directors has reason to believe that an offer is or may be imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by our shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel, where:

(i)	the Irish Takeover Panel is satisfied that the action would not constitute a frustrating action;

(ii)	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	the action is in accordance with a contract entered into prior to the announcement of the offer (or prior to a time at which the Board of Directors has reason to believe that an offer is or may be imminent); or

(iv)	the decision to take such action was made before the announcement of the offer (or prior to a time at which the Board of Directors has reason to believe that an offer is or may be imminent) and has been either at least partially implemented or is in the ordinary course of business.

Insider Dealing. The Irish Takeover Rules also provide that no person, other than the offeror, who is privy to confidential price-sensitive information concerning an offer made in respect the acquisition of the company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the offeree during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

For other provisions that could be considered to have an anti-takeover effect, please see above at “—Pre-emption Rights, Share Warrants and Share Options,” “—Voting—Generally,” “—Voting—Variation of Rights Attaching to a Class or Series of Shares” and “—Disclosure of Interests in Shares,” and below at “—Transfer and Registration of Shares” and “—Corporate Governance.”

Corporate Governance

Generally

Our articles of association allocate authority over the management of the Company to our Board of Directors. The Board of Directors may then delegate management of the Company to committees of the Board of Directors or such other persons as it thinks fit. Regardless of any delegation, the Board of Directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of our Company. Our Board of Directors may create new committees or change the responsibilities of existing committees from time to time.

See “Management—Committees of the Board of Directors.”

Directors: Term and Appointment

Directors are elected or appointed at the annual general meeting or at any extraordinary general meeting called for that purpose. Each director is elected by the affirmative vote of a majority of the votes cast with respect to such director.

Our articles of association provide that our Board of Directors is divided into three classes serving staggered three-year terms. Shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. Any nominee for director who does not receive a majority of the votes cast is not elected to the Board of Directors.

Under our articles of association, the Board of Directors has the authority to appoint directors to our Board of Directors, either to fill a vacancy or as an additional director. A vacancy on the Board of Directors created by the removal of a director may be filled by an ordinary resolution of the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy. The Board of Directors may fill a vacancy by an affirmative vote of a majority of the directors constituting a quorum. If there is an insufficient number of directors to constitute a quorum, the Board of Directors may nonetheless act to fill such vacancies or call a general meeting of the shareholders. Under our articles of association, if the Board of Directors fills a vacancy, the director’s term expires at the same time as the term of the other directors of the class of directors to which the new director is appointed. If there is an appointment to fill a casual vacancy or an addition to the Board of Directors, the total number of directors shall not at any time exceed the number of directors from time to time fixed by the Board in accordance with the articles of association.

Removal of Directors

The Irish Companies Acts provide that, notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to the shareholders not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal.

Directors’ Duties

Our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies like us, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Irish law and our articles of association provide that: (1) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (2) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (3) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the Board of Directors in respect of such a contract, and such a contract will not be voidable solely as a result.

Indemnification of Directors and Officers; Insurance

To the fullest extent permitted by Irish law, our articles of association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our articles of association also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our articles of association and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, through our wholly-owned subsidiary, FleetMatics USA Group Holdings, Inc., we have entered into agreements to indemnify our directors to the maximum extent allowed under Delaware law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Legal Name; Formation; Fiscal Year; Registered Office

FleetMatics Group Limited was incorporated as a private limited company. Before commencing this offering, a public limited company known as Fleetmatics Group PLC became the holding company of the FleetMatics group by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Our legal and commercial name is Fleetmatics Group PLC. Our fiscal year ends on December 31 and our registered address is located at Block C, Cookstown Court, Belgard Road, Tallaght, Dublin 24, Ireland.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholder’s voluntary winding up, the Company must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Director of Corporate Enforcement in Ireland where the affairs of the Company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that the Company should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our articles of association or the terms of any shares issued by the Board of Directors from time to time. If the articles of association and terms of issue of the shares of the Company contain no specific provisions in respect of a dissolution or winding up then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our articles of association provide that our ordinary shareholders may be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of ordinary shareholders to participate may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

No Share Certificates

We do not intend to issue share certificates unless (1) certificates are required by law, any stock exchange, a recognized depository, any operator of any clearance or settlement system, or the terms of issue of any class or series of our shares or (2) a holder of our shares applies for share certificates evidencing ownership of our shares.

Under our articles of association, holders of our ordinary shares will have no right to certificates for their shares, except on request and on such terms as our Board of Directors, at its sole discretion, determines. Holders’ rights to request certificates for shares are subject to any resolution of the Board of Directors determining otherwise.

No Sinking Fund

Our ordinary shares will have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in this offering will be duly and validly issued pursuant to this offering, will be credited as fully paid up and will be non-assessable.

Transfer and Registration of Shares

Our share register will be maintained by our transfer agent. Registration in this share register will be determinative of membership in us. Any of our shareholders who hold shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who will also hold such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the holder of record of such shares.

A written instrument of transfer will be required under Irish law in order to register on our official share register any transfer of shares (1) from a person who holds such shares directly to any other person or (2) from a person who holds such shares beneficially to another person who also will hold such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also will be required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer or the transfer is not made in contemplation of a sale of the shares.

Accordingly, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to our transfer agent. We do not intend to pay any stamp duty on behalf of any acquirer of shares in our capital. See “Taxation—Taxation in Ireland.” The Company may, in its absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Our articles of association provide that, in the event of any such payment, we (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion) and (iii) will have a lien against the Company’s shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless one or both of such parties is otherwise notified by us.

Our articles of association grant the Board of Directors general discretion to decline to register an instrument of transfer without giving a reason. In addition, the Board of Directors may decline to register a transfer of shares unless a registration statement under the Securities Act is in effect with respect to the transfer or the transfer is exempt from registration. See “—Anti-Takeover Provisions—Shareholder Rights Plans and Share Issuances” above.

The registration of transfers may be suspended at such times and for such periods, not exceeding 30 days in any year, as our Board of Directors may from time to time determine (except as may be required by law).

Differences in Corporate Law

We, and our relationships with our shareholders, are governed by Irish corporate law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are available to directors and shareholders of U.S. corporations. To help you understand these differences, we have prepared the following summary comparing certain important provisions of Irish corporate law (as modified by our articles of association) with those of Delaware corporate law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

References to the “Companies Acts” refer to the Irish Companies Acts 1963-2012, which govern Irish corporations.

Duties of Directors

Our business is managed by our Board of Directors. Members of the board of directors of an Irish company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their offices on the same basis. This duty includes the following essential elements:

•	a duty to act in good faith and in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director; and

•	a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in carrying out their duties as a director.

Under Irish law, the fiduciary duty of the directors is to the company, and not to the company’s individual shareholders. Our shareholders may not generally sue our directors directly for a breach of fiduciary duty.

The business of a Delaware corporation is also managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders. These duties are similar to those imposed on the directors by the Companies Acts.

Under Irish law, the question of whether a director has acted properly will typically be assessed on a case-by-case basis, with regard to the circumstances surrounding the director’s action. In contrast, Delaware law presumes that directors act on an informed basis and in the best interests of the company and its shareholders. Unless this presumption is rebutted, the decision of the board of a Delaware company will be upheld unless the action had no rational business purpose or constituted corporate waste. If the presumption is rebutted, the directors must demonstrate that the challenged action was entirely fair to the company.

Interested Directors

Under Irish law, directors who have an interest in a transaction or proposed transaction with us must disclose that interest to the Board of Directors when the proposed transaction is first considered (unless such interest has previously been disclosed). Not disclosing such an interest is a criminal offense, punishable by a fine. Our articles of association provide that an interested director may vote on a resolution concerning a matter in which he has declared an interest.

Delaware law does not allow for criminal penalties but does specify that if a director has an interest in a transaction, that transaction would be voidable by a court unless either (1) the material facts about the interested director’s relationship or interests are disclosed or are known to the board of directors and a majority of the disinterested directors authorize the transaction, (2) the material facts about the interested director’s relationship or interests are disclosed or are known to the shareholders entitled to vote and the transaction is specifically approved in good faith by such shareholders or (3) the transaction was fair to the company when it was authorized, approved or ratified. In addition, the interested director could be held liable for a transaction in which he derived an improper personal benefit. Under Irish law, directors also have a general duty to avoid conflicts of interest. A director may be required to account to the company for any personal profit he has made in breach of this duty unless he has been specifically released from the duty by shareholder vote.

Voting Rights and Quorum Requirements

Under Irish law, the voting rights of our shareholders are regulated by our articles of association and the Companies Acts. Under our articles of association, two or more shareholders (or if there is only one shareholder of the relevant class or series of shareholders, then one shareholder) present in person or by proxy and holding shares representing at least 50% of the issued shares carrying the right to vote at such meeting will constitute a quorum; provided, that no quorum will exist for the purposes of considering or passing any special resolution unless the shareholder or shareholders present in person or by proxy hold shares representing at least 50% of the issued shares carrying the right to vote at such meeting. Most shareholder actions or resolutions may be passed by a simple majority of votes cast. Certain actions (including the amendment of our articles of association) require approval by 75% of the votes cast at a meeting of shareholders. For a Delaware corporation, the presence, either in person or by proxy, of as few as one third of the shares eligible to vote may constitute a quorum. Except for certain extraordinary transactions, such as approving a merger, shareholders of a Delaware corporation may act by the majority vote of the shares present, either in person or by proxy.

Under Irish law and our articles of association, the election of directors at a general meeting of shareholders will require a majority of votes cast at such meeting. In contrast, the election of directors for a Delaware corporation requires only a plurality vote.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our articles of association also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in common form or such other form as the directors may determine. Under our articles of association, each holder of ordinary shares is entitled to one vote per Ordinary Share held.

Dividends

Holders of ordinary shares are entitled to receive dividends as may be recommended by our Board of Directors and approved by our shareholders or any interim dividends our Board of Directors may decide to pay.

The Companies Acts require that we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid up share capital and undistributable reserves.

Under Delaware law, dividends can only be paid out of the company’s surplus, which is generally defined as the value of the company’s assets minus the par value of all the shares of stock it has issued. If there is no surplus, dividends can only be paid out of the company’s net profits for the current and immediately previous fiscal year.

Amalgamations, Mergers and Similar Arrangements

Under Irish law, the disposal of or acquisition of assets by a company requires the approval of its board of directors. However, certain acquisitions and disposal of assets may also require shareholder approval.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the shareholders. Under Delaware law, a shareholder of a corporation participating in a major corporate transaction may, under certain circumstances, be entitled to appraisal rights which would allow him to receive the fair value of his shares (as determined by a court) in cash instead of the consideration he would otherwise receive in the transaction. Irish public companies may be acquired by way of a merger with a company incorporated in the EEA under the EC (Cross-Border Mergers) Regulations 2008, which implement the EU Cross-Border Merger Directive 2005/56 in Ireland. Such a merger must be approved by a special resolution. Shareholders also may be entitled to have their shares acquired for cash. While, generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights, if we are being merged as the transferor company with another EEA company under these Regulations and (1) any of our shareholders who voting against the special resolution approving the merger or (2) if 90% of our shares are held by the successor company, any other of our shareholders may be entitled to require that the successor company acquire its shares for cash.

Takeovers

Takeover of certain Irish public companies, including us, are regulated by statutory takeover rules, which are administered by the Irish Takeover Panel.

In addition to the EC (Cross-Border Mergers) Regulations 2008 referred to above, Irish law provides two principal ways for the control of a public company to change. The first method involves a public offer for the shares of that company. The number of shares required to vote in favor of a proposal to force minority shareholders of a public company, such as us, is 80% under the Companies Act.

The second method of acquiring control of an Irish public company is by a scheme of arrangement. A company proposes the scheme of arrangement to its shareholders, which, if accepted would result in the company being acquired by a third party. A scheme of arrangement must be approved by a majority in number of shareholders representing 75% in value of the shares of each relevant class actually voting at a general meeting. If the scheme is approved, and subsequently confirmed by the Irish High Court, it becomes binding on all of the target shareholders, regardless of whether they voted on the scheme.

A general principle of Irish takeover law is that the directors of a company which is the target of an offer (or of a company which the directors believe will soon be the target of an offer) must refrain from frustrating that offer or depriving shareholders of the opportunity to consider the merits of the offer, unless the shareholders approve of such actions in a general meeting.

Under Delaware law, the board of directors may take defensive actions against a takeover if the directors believe in good faith that the takeover is a threat to the company’s interests and if the response is reasonable in light of the threat posed by the takeover. However, the board may not use such measures for its own personal interests. For example, a board may institute defensive measures to allow it to negotiate a higher price with the acquirer or prevent shareholders from being coerced into selling at a price which is clearly too low. However, the board may not use such measures just to keep itself in control of the company. In contrast, Irish takeover law only allows the directors to advise shareholders (by way of a publicly available announcement) on the merits and drawbacks of any particular offer and to recommend shareholders to accept or reject such offer. Our directors may not enact “poison pills” or other defensive measures.

Shareholder Suits

Under Irish company law, our shareholders generally may not sue for wrongs suffered by the Company. In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed. The cause of action may be against the director, another person, or both.

In contrast to a derivative action, Irish company law permits an action by a shareholder in his own right on the basis of the infringement of his personal rights as a shareholder. A shareholder may commence a suit in a representative capacity for himself as well as other similarly affected consenting shareholders. Additionally, under Irish company law, any shareholder who claims that our affairs are being conducted, or that the powers of our directors are being exercised, in a manner oppressive to his interests as a shareholder, may apply to the Irish courts for an appropriate order.

Delaware law generally allows a shareholder to sue for wrongs suffered by the company if he first demands that the company sue on its own behalf and the company declines to do so, but allows the shareholder to. In certain situations, such as when there are specific reasons to believe that the directors are protecting their personal interests, the shareholder may sue directly without first making the demand.

Indemnification of Directors and Officers

In general the Companies Acts prohibit us from indemnifying any director against liability due to his negligence, default, breach of duty or breach of trust due to us. We may, however, indemnify our officers if they are acquitted in a criminal proceeding or are successful in a civil proceeding. To the fullest extent permitted by Irish law, our articles of association confer an indemnity on our directors and officers.

Under Delaware law, a corporation may indemnify a director or officer against expenses (including attorneys’ fees), judgments, fines and settlement amounts which he reasonably incurred in defending himself in a lawsuit. The director or officer must have acted in good faith and, if being charged with a crime, must not have had a reasonable cause to believe that he was breaking the law.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the Irish Companies Registration Office. Our shareholders have the additional right to inspect our register of directors and secretaries and minutes of general meetings. Our audited financial statements must be presented to our shareholders at an annual general meeting (and made available to our shareholders in advance of an annual general meeting).

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. A company is required to maintain its share register in Ireland. A company is required to keep at its registered office a register of directors and officers that is also open for inspection. Irish law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits a shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to his interest as a shareholder.

Calling of Special Shareholders’ Meetings

Under Irish law, an extraordinary general meeting may be convened (1) by the board of directors, (2) on requisition of the shareholders holding the number of shares prescribed by the Irish Companies Act (currently 10% of the paid-up share capital of the Company carrying voting rights) or (3) in certain circumstances, on requisition of our auditors.

Under Delaware law, a special meeting of the shareholders may be called by the board of directors or by any person who is authorized by the corporation’s certificate of incorporation or bylaws.

Amendment of Organizational Documents

Irish law provides that the memorandum and/or articles of association of a company may be amended by a resolution of shareholders, either by written resolution (which requires the signature of all shareholders) or by resolution passed at a general meeting of shareholders of which due notice has been given. A 75% majority of votes cast at a general meeting is required to pass such a resolution.

Under Delaware law, a company’s certificate of incorporation may be amended if the amendment is approved by both the board of directors and the shareholders. Unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the shareholders of the corporation is required to approve an amendment. Under Irish law, the certificate of incorporation of a company (which simply evidences the date of the company’s incorporation and its registered number and the fact that it has been incorporated) may not be amended. Under Delaware law, the certificate of incorporation may limit or remove the voting power of a class of the company’s stock. However, if the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of a class of stock, the holders of shares of that class are entitled to vote, as a class, upon the proposed amendment, without regard to the restriction in the certificate of incorporation.

Delaware law allows the bylaws of the corporation to be amended either by the shareholders or, if allowed in the certificate of incorporation, by the board of directors. Under Irish law, a 75% majority of votes cast at a general meeting of shareholders is required to amend either a company’s memorandum or its articles of association.

History of Security Issuances

The following is a summary of securities issuances by FleetMatics Group Limited during the past three years:

On July 30, 2010, we issued an aggregate of 6,150,095 Series B redeemable convertible preferred shares at a price per share of $3.09 to Fleetmatics Investor Holdings, L.P.

On November 23, 2010, we issued an aggregate of 579,167 ordinary shares to certain of our employees upon the exercise of option awards. The 579,167 ordinary shares were issued for €0.02 per share (or $0.02 per share).

On November 23, 2010, we issued 28,333 ordinary shares to an employee upon the exercise of an option award. The 28,333 ordinary shares were issued for €0.21 per share (or $0.29 per share).

On November 23, 2010, we also converted 10,193,347 ordinary shares into 15,290,021 Series C redeemable convertible preferred shares.

On November 23, 2010, we issued 2,230,330 deferred shares to Fleetmatics Investor Holdings, L.P. for no consideration by way of a bonus issue of shares.

On November 23, 2010, we issued 4,285,714 Series C redeemable convertible preferred shares to Fleetmatics Investor Holdings, L.P. at a price per share of $3.50.

On February 23, 2012, we issued 5,000 ordinary shares to an employee upon the exercise of an option award. The 5,000 ordinary shares were issued for €0.02 per share (or $0.02 per share).

On February 23, 2012, we issued 3,333 ordinary shares and 10,000 ordinary shares to an employee upon the exercise of option awards. The 3,333 ordinary shares were issued for €0.02 per share (or $0.02 per share) and the 10,000 ordinary shares were issued for €0.75 per share (or $1.01 per share).

On August 15, 2012, we issued 16,666 ordinary shares to an employee upon the exercise of an option award. The 16,666 shares were issued for €0.75 per share (or $1.02 per share).

In September 2012, the shareholders of FleetMatics Group Limited exchanged their shares, including the shares referenced above, for identical shares in Fleetmatics Group PLC via a share-for-share exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have outstanding 34,435,533 ordinary shares. All of the ordinary shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our shares, and while our ordinary shares have been approved to be quoted on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ordinary shares. The ordinary shares held by our existing shareholders upon closing of this offering will be available for sale in the public market after the expiration or waiver of the lock-up arrangements described below.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately 344,355 shares immediately after this offering, or the average weekly trading volume of our shares on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.”

TAXATION

Taxation in Ireland

Scope of Discussion

The following is a general summary of the main Irish tax considerations applicable to certain investors who are the owners of our shares. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on the date of this document. Legislative, administrative or judicial changes may modify the tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our shares.

Tax on Chargeable Gains

A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade or business carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 30%.

A holder of our shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend Withholding Tax

Dividend withholding tax, or DWT, (currently at a rate of 20%) may arise in respect of dividends or distributions from an Irish resident company unless an exemption applies. Where DWT does arise in respect of dividends, the company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder, who does not hold shares in connection with a trade or business carried on through a branch or agency in Ireland, should not be subject to DWT if the shareholder is:

(a)	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

(b)	a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

(c)	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;”

(d)	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

(e)	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding ‘U.S. Resident Shareholders’), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of shares held through DTC), and the relevant information is further transmitted to the Company (in the case of shares held through DTC) or to our Transfer Agent (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

Albania	Croatia	Hungary	Malaysia	Portugal	Switzerland

Armenia	Cyprus	Iceland	Malta	Qatar	Turkey

Australia	Czech Republic	India	Mexico	Romania	United Arab Emirates

Austria	Denmark	Israel	Moldova	Russia	United Kingdom

Bahrain	Egypt	Italy	Montenegro	Saudi Arabia	United States of America

Belarus	Estonia	Japan	Morocco	Serbia	Uzbekistan

Belgium	Finland	Republic of Korea	Netherlands	Singapore	Vietnam

Bosnia & Herzegovina	France	Kuwait	New Zealand	Slovak Republic	Zambia

Bulgaria	Georgia	Latvia	Norway	Slovenia

Canada	Germany	Lithuania	Pakistan	South Africa

Chile	Greece	Luxembourg	Panama	Spain

China	Hong Kong	Macedonia	Poland	Sweden

Prior to paying any dividend, the Company will put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

U.S. Resident Shareholders

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the U.S. and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the U.S. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our Transfer Agent at least seven business days before the record date for the first dividend payment to which they are entitled.

If a U.S resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Residents of “Relevant Territories” other than the U.S.

Shareholders who are residents of “relevant territories” other than the U.S. (regardless of when such shareholders acquired their shares) must complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our Transfer Agent at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our Transfer Agent as soon as possible.

If a shareholder who is resident in a “relevant territory” receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our Transfer Agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.

Other Persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Income Tax on Dividends

Non-Irish Resident Shareholders

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders

Irish resident or ordinarily resident shareholders may be subject to Irish income tax and income charges on dividends received from us. Such shareholders should consult their own tax advisor.

Capital Acquisitions Tax

Irish capital acquisitions tax, or CAT, comprises principally of gift tax and inheritance tax. A gift or inheritance of our shares (including where such shares are held in DTC) could attract a charge to CAT regardless of the place of residence, ordinary residence or domicile of the transferor or transferee of the shares. This is because a charge to CAT can arise on a gift or inheritance which comprises of property situated in Ireland. Our shares are regarded as property situated in Ireland because our share register must be held in Ireland. The person who receives the gift or inheritance is the person who is primarily liable to pay any CAT that arises.

The rate of CAT is currently 30% and is payable if the taxable value of the gift or inheritance exceeds certain thresholds, referred to as “group thresholds.” CAT is applied on the excess over the threshold amount. The appropriate threshold amount depends upon the relationship between the transferor and the transferee of the shares and also the aggregation of the values of previous gifts and inheritances received by the transferee from persons within the same group threshold. A gift or inheritance received from a spouse is exempt from CAT.

Stamp Duty

Irish stamp duty typically arises on the transfer of shares in an Irish incorporated company.

Shares Held Through DTC

A transfer of our shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty.

Shares Transferred Into or Out of DTC

A shareholder may transfer our shares into (or out of) DTC without giving rise to Irish stamp duty so long as:

(a)	there is no change in the ultimate beneficial ownership of the shares as a result of the transfer; and

(b)	the transfer into (or out of) DTC is not in contemplation of a sale of the shares by the beneficial owner to a third party.

Shares Held Outside of DTC

A transfer of our shares where any of the parties to the transfer hold the shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). The transferee of the shares is typically the person that is liable to pay stamp duty.

Due to the potential Irish stamp duty on transfers of our shares, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

DTC Requirement

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to agree to provide services with respect to our ordinary shares, the Company has concluded a composition agreement with the Revenue Commissioners of Ireland under which we have assumed any obligation of paying the liability for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares, on (a) transfers to which any of the DTC Parties is a party, or (b) which may be processed through the services of any of the DTC Parties and the DTC Parties have received confirmation from the Revenue Commissioners of Ireland that while such composition agreement remains in force, the DTC Parties shall not be liable for any Irish stamp duty with respect to our ordinary shares.

In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and Computershare Trust Company, NA., a U.S. national banking association acting as our transfer agent, or Computershare, entered into a Special Eligibility Agreement for Securities, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement.

The DTC Eligibility Agreement provides for certain indemnities of the DTC Parties by us and Computershare (as to which we have agreed to indemnify Computershare) and also provides that DTC may impose a global lock on our ordinary shares or otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its Continuous Net Settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any of the DTC Parties, (i) at any time that it may appear to any of the DTC Parties, in any such party’s sole discretion, that to continue to hold or process transactions in our ordinary shares will give rise to any Irish stamp duty or similar Irish transfer or documentary tax liability with respect to our ordinary shares on the part of any of the DTC Parties or (ii) otherwise as the DTC’s rules or the NSCC’s rules provide.

Material United States federal income tax consequences to U.S. Holders

The following general summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares. It does not purport to be a comprehensive discussion of all of the tax considerations that may be relevant to a decision to purchase our ordinary shares.

This summary addresses only the U.S. federal income tax considerations for U.S. Holders that acquire our ordinary shares at their original issuance and hold the ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ordinary shares. This summary does not address tax considerations applicable to a holder of our ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	qualified retirement plans, individual retirement accounts, and other tax-deferred accounts;

•	insurance companies;

•	persons holding ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons that own, directly, indirectly or as a result of certain constructive ownership rules, ordinary shares representing 10% or more of the total combined voting power of all classes of our stock;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986 which, as amended, we refer to as the Code, the United States Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the United States Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein.

For purposes of this summary, a “U.S. Holder” means a person that holds ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. (as determined under U.S. federal income tax rules);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has in effect a valid election under applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. U.S. Holders of ordinary shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of distributions on ordinary shares

Subject to the discussion under “—Passive foreign investment company” below, the gross amount of any distribution (including amounts, if any, withheld in respect of Irish withholding tax) actually or constructively received by a U.S. Holder with respect to our ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ordinary shares), and then as gain from the sale or exchange of such ordinary shares. In the event we make distributions to holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders.

Non-corporate U.S. Holders will generally be eligible for the preferential U.S. federal rate on qualified dividend income for tax years beginning on or before December 31, 2012, provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

A “qualified foreign corporation” includes a foreign corporation that is not a PFIC (as defined below) in the year of the distribution or in the prior tax year and that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. Based on current law and applicable administrative guidance, our dividends paid before December 31, 2012 should be eligible for treatment as qualified dividend income, provided that the holding period and other requirements are satisfied. In the absence of intervening legislation, dividends received by a U.S. Holder after tax years beginning on or after December 31, 2012 will be taxed to such U.S. Holder at ordinary income rates.

Distributions to U.S. Holders generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of sale, exchange or other taxable disposition of ordinary shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the U.S. dollar value of any euros received in the transaction, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date). Subject to the discussion under “—Passive foreign investment company” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to several limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Disclosure of reportable transactions

If a U.S. Holder sells or disposes of the ordinary shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. Holder may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Passive foreign investment company

A foreign corporation is a passive foreign investment company, or PFIC, within the meaning of Section 1297 of the Code if, during any taxable year, (i) 75% or more of its gross income consists of certain types of passive income or (ii) the average quarterly value (or basis in certain cases) of its passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis in certain cases) of all of its assets. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

If we were a PFIC for any taxable year during which a taxable U.S. Holder held ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution (an “excess distribution”) would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. If we were classified as a PFIC in any year with respect to which a U.S. Holder owns ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns ordinary shares, regardless of whether we continue to meet the tests described above. However, if we ceased to be a PFIC, a U.S. Holder of our ordinary shares could avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares.

Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be a PFIC for the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC.

Information reporting and backup withholding

In general, information reporting requirements will apply to payments with respect to ordinary shares paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished by such U.S. Holder to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Recent legislative developments

Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, recent legislation requires certain U.S. Holders who are individuals who hold certain foreign financial assets (which may include ordinary shares if not held through a financial account maintained at a U.S. “financial institution” as defined in the applicable rules) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares.

UNDERWRITING

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to issue to the underwriters, and each of the underwriters has agreed, severally and not jointly, to acquire from us and the selling shareholders, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Stifel Nicolaus & Company
William Blair & Company, L.L.C.

Total	7,812,500

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to acquire all of the shares sold under the underwriting agreement if any of these shares are acquired. If an underwriter defaults, the underwriting agreement provides that the acquisition commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, estimated underwriting discount and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to acquire additional shares from the selling shareholders.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $4,550,000 and are payable by us.

Option to Acquire Additional Shares

The selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to acquire, from time to time, in whole or in part, up to 1,171,875 additional ordinary shares at the public offering price, less the estimated underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to acquire a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, the selling shareholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer our ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with our ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant for the sale of any ordinary shares;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to the ordinary shares; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision does not apply to our entry into an agreement providing for the issuance by us of our ordinary shares or any security convertible into or exercisable for our ordinary shares in connection with the acquisition by us of the securities, business, property or other assets of another person, provided that, the aggregate number of ordinary shares that we may sell or issue or agree to sell or issue shall not exceed 5% of the total number of ordinary shares (on an as-converted and as-exercised basis) issued and outstanding immediately following the completion of this offering; and provided further that each recipient of ordinary shares or securities convertible into or exercisable for ordinary shares shall agree to a lock-up provision substantially in the form of this lock-up provision.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “FLTX.”

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are expected to include:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and acquiring our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may acquire and sell our ordinary shares in the open market. These transactions may include short sales, acquisitions on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to acquire in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to acquire additional shares described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for acquisition in the open market as compared to the price at which they may acquire shares through the option. “Naked” short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who acquire in the offering. Stabilizing transactions consist of various bids for or acquisitions of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have reacquired shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for acquisition by their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which, as amended, we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective acquirers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Stamp Taxes

If you acquire our ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, New York 10019. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The address of RBC Capital Markets is Three World Financial Center, 200 Vesey Street, 9th Floor, New York, New York 10281. The address of Stifel Nicolaus Weisel is Lever House, 390 Park Avenue, 14th Floor, New York, New York 10022. The address of William Blair & Company, L.L.C. is 666 Fifth Avenue, 14th Floor New York, New York 10103.

ENFORCEMENT OF CIVIL LIABILITIES

We have been advised by our Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before a foreign judgment will be deemed to be enforceable in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. While Irish law is unsettled in certain limited circumstances, should a claim be issued against us in the Irish courts for breaches of U.S. securities laws, the Irish courts are likely to accept jurisdiction and hear whether such breaches occurred because the company is incorporated in Ireland.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters with respect to Irish law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Maples and Calder, Dublin, Ireland. Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements of Fleetmatics Group PLC as of December 31, 2010 and 2011 and for each of the two years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of SageQuest, Inc. and Subsidiaries as of December 31, 2008 and 2009 and for each of the two years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of SS&G, Inc. (formerly known as SS&G Financial Services, Inc.), independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in U.S. GAAP and certified by an independent public accounting firm.

We also maintain a website at http://www.fleetmatics.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FLEETMATICS GROUP PLC

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2011 and as of June 30, 2012 (Unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 (Unaudited)	F-4
Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012 (Unaudited)	F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 (Unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 (Unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

SAGEQUEST, INC. AND SUBSIDIARIES

Report of Independent Auditors	F-46
Consolidated Balance Sheets as of December 31, 2008 and 2009	F-47
Consolidated Statements of Income (Loss) for the years ended December 31, 2008 and 2009	F-48
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2008 and 2009	F-49
Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2009	F-50
Notes to Consolidated Financial Statements	F-51

Interim Financial Statements (Unaudited):

Consolidated Balance Sheets as of December 31, 2009 and June 30, 2010 (Unaudited)	F-64
Consolidated Statements of Loss for the six months ended June 30, 2009 and 2010 (Unaudited)	F-65
Consolidated Statements of Cash Flows for the six months ended June 30, 2009 and 2010 (Unaudited)	F-66
Notes to Consolidated Financial Statements (Unaudited)	F-67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fleetmatics Group PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred shares and shareholders’ deficit, comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Fleetmatics Group PLC and its subsidiaries at December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

May 17, 2012, except for the change in the presentation of

     comprehensive income discussed in Note 2, as to which

     the date is August 13, 2012, and for Note 22, as to which

     the date is September 21, 2012

FLEETMATICS GROUP PLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		June 30, 2012	Pro Forma June 30, 2012
	2010	2011
			(unaudited)
Assets
Current assets:
Cash	$23,054	$8,615	$8,151	$8,151
Restricted cash	205	592	637	637
Accounts receivable, net of allowances of $856 and $1,237 at December 31, 2010 and 2011, respectively, and $1,505 at June 30, 2012 (unaudited)	2,910	5,376	7,306	7,306
Deferred tax assets	8,430	8,343	8,339	8,339
Prepaid expenses and other current assets	3,423	5,425	7,124	7,124

Total current assets	38,022	28,351	31,557	31,557
Property and equipment, net	19,055	26,848	34,306	34,306
Goodwill	24,879	24,879	24,879	24,879
Intangible assets, net	12,696	9,341	8,171	8,171
Deferred tax assets, net	5,991	4,298	4,355	4,355
Other assets	3,709	5,859	8,520	8,520

Total assets	$104,352	$99,576	$111,788	$111,788

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$4,568	$5,398	$8,671	$8,671
Accrued expenses and other current liabilities	10,331	12,382	13,340	13,340
Deferred revenue	23,491	18,679	17,367	17,367
Current portion of long-term debt	—	750	938	938

Total current liabilities	38,390	37,209	40,316	40,316
Deferred revenue	15,341	7,741	7,886	7,886
Accrued income taxes	18,839	17,825	18,920	18,920
Long-term debt, net of discount of $619 and $449 at December 31, 2010 and 2011, respectively, and $632 at June 30, 2012 (unaudited)	16,881	16,301	23,430	23,430
Other liabilities	22	726	793	793

Total liabilities	89,473	79,802	91,345	91,345

Commitments and contingencies (Note 17)

Redeemable convertible preferred shares, €0.01375178 par value for Series A and B shares, €0.01 par value for Series C shares; 34,634,734 shares authorized; 34,634,734 shares issued and outstanding at December 31, 2010 and 2011 and June 30, 2012 (unaudited) (aggregate liquidation value of $127,520 at December 31, 2011 and $127,520 at June 30, 2012 (unaudited)); no shares issued and outstanding pro forma at June 30, 2012 (unaudited)	130,393	130,839	131,061	—

Shareholders’ deficit:
Ordinary shares, €0.015 par value; 65,942,606 shares authorized; 1,497,150 shares issued and outstanding at December 31, 2010 and 2011; 1,515,484 shares issued and outstanding at June 30, 2012 (unaudited); 28,168,867 shares issued and outstanding pro forma at June 30, 2012 (unaudited)	20	20	20	523
Deferred shares, €0.01 par value; 2,230,330 shares authorized, issued and outstanding at December 31, 2010 and 2011 and June 30, 2012 (unaudited), and pro forma at June 30, 2012 (unaudited)	29	29	29	29
Additional paid-in capital	171	2,017	2,795	133,353
Note receivable from officer	(143)	—	—	—
Accumulated other comprehensive income	969	560	595	595
Accumulated deficit	(116,560)	(113,691)	(114,057)	(114,057)

Total shareholders’ equity (deficit)	(115,514)	(111,065)	(110,618)	20,443

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$104,352	$99,576	$111,788	$111,788

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Subscription revenue	$64,690	$92,317	$42,587	$58,405
Cost of subscription revenue	22,941	28,631	13,466	17,332

Gross profit	41,749	63,686	29,121	41,073

Operating expenses:
Sales and marketing	20,447	33,391	15,948	20,199
Research and development	4,061	6,021	2,743	3,374
General and administrative	14,628	18,309	8,586	14,229

Total operating expenses	39,136	57,721	27,277	37,802

Income from operations	2,613	5,965	1,844	3,271
Interest income (expense), net	(1,012)	(2,386)	(1,156)	(1,104)
Foreign currency transaction gain (loss), net	(907)	155	642	(142)
Loss on extinguishment of debt	—	—	—	(934)

Income before income taxes	694	3,734	1,330	1,091
Provision for (benefit from) income taxes	1,430	865	(266)	1,457

Net income (loss)	(736)	2,869	1,596	(366)
Accretion of redeemable convertible preferred shares to redemption value	(418)	(446)	(220)	(222)
Modification of redeemable convertible preferred shares	(6,542)	—	—	—
Net income attributable to participating securities	—	(2,294)	(1,302)	—

Net income (loss) attributable to ordinary shareholders	$(7,696)	$129	$74	$(588)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.77)	$0.09	$0.05	$(0.39)

Diluted	$(0.77)	$0.08	$0.05	$(0.39)

Weighted average ordinary shares outstanding:
Basic	10,051,274	1,497,150	1,497,150	1,510,047

Diluted	10,051,274	2,077,592	1,880,153	1,510,047

Pro forma net income (loss) per share attributable to ordinary shareholders (unaudited):
Basic		$0.10		$(0.01)

Diluted		$0.10		$(0.01)

Pro forma weighted average ordinary shares outstanding (unaudited):
Basic		28,150,533		28,163,430

Diluted		28,730,975		28,163,430

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

(In thousands, except share data)

	Series A, B and C Redeemable Convertible Preferred Shares						Additional Paid-In Capital	Note Receivable from Officer	Accumulated Other Compre- hensive Income (Loss)		Total Share- holders’ Deficit
			Ordinary Shares		Deferred Shares					Accum- ulated Deficit
	Shares	Amount	Shares	Par Value	Shares	Par Value
Balances at December 31, 2009	8,908,904	$37,778	11,082,997	$210	—	$—	$1,072	$(146)	$(236)	$(56,846)	$(55,946)
Share-based compensation	—	—	—	—	—	—	149	—	—	—	149
Accretion of redeemable convertible preferred shares to redemption value	—	418	—	—	—	—	(412)	—	—	(6)	(418)
Issuance of Series B redeemable convertible preferred shares:
Issuance of Series B redeemable convertible preferred shares for $3.09 per share, net of issuance costs of $851	6,150,095	18,153	—	—	—	—	—	—	—	—	—
Modification of Series A redeemable convertible preferred shares	—	6,542	—	—	—	—	(883)	—	—	(5,659)	(6,542)
Issuance of Series C redeemable convertible preferred shares:
Issuance of Series C redeemable convertible preferred shares for $3.50 per share, net of issuance costs of $1,013	4,285,714	13,987	—	—	—	—	—	—	—	—	—
Exercises of stock options for ordinary shares	—	—	607,500	12	—	—	8	—	—	—	20
Issuance of Series C redeemable convertible preferred shares upon conversion of ordinary shares	15,290,021	53,515	(10,193,347)	(202)	—	—	—	—	—	(53,313)	(53,515)
Issuance of deferred shares	—	—	—	—	2,230,330	29	(29)	—	—	—	—
Excess tax benefits from share-based awards	—	—	—	—	—	—	266	—	—	—	266
Accrued interest income and foreign currency adjustment on note receivable from officer	—	—	—	—	—	—	—	3	—	—	3
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	—	—	—	—	1,205	—	1,205
Net loss	—	—	—	—	—	—	—	—	—	(736)	(736)

Balances at December 31, 2010	34,634,734	130,393	1,497,150	20	2,230,330	29	171	(143)	969	(116,560)	(115,514)

Share-based compensation	—	—	—	—	—	—	2,292	—	—	—	2,292
Accretion of redeemable convertible preferred shares to redemption value	—	446	—	—	—	—	(446)	—	—	—	(446)
Accrued interest income and foreign currency adjustment on note receivable from officer	—	—	—	—	—	—	—	(9)	—	—	(9)
Collection of note receivable from officer	—	—	—	—	—		—	152	—	—	152
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	—	—	—	—	(409)	—	(409)
Net income	—	—	—	—	—	—	—	—	—	2,869	2,869

Balances at December 31, 2011	34,634,734	130,839	1,497,150	20	2,230,330	29	2,017	—	560	(113,691)	(111,065)

Share-based compensation	—	—	—	—	—	—	969	—	—	—	969
Accretion of redeemable convertible preferred shares to redemption value	—	222	—	—	—	—	(222)	—	—	—	(222)
Exercises of stock options for ordinary shares	—	—	18,334	—	—	—	11	—	—	—	11
Excess tax benefits from share-based awards	—	—	—	—	—	—	20	—	—	—	20
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	—	—	—	—	35	—	35
Net loss	—	—	—	—	—	—	—	—	—	(366)	(366)

Balances at June 30, 2012 (unaudited)	34,634,734	$131,061	1,515,484	$20	2,230,330	$29	$2,795	$—	$595	$(114,057)	$(110,618)

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Net income (loss)	$(736)	$2,869	$1,596	$(366)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $0	1,205	(409)	(713)	35

Total comprehensive income (loss)	1,205	(409)	(713)	35

Comprehensive income (loss)	$469	$2,460	$883	$(331)

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(736)	$2,869	$1,596	$(366)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	7,397	7,581	3,639	4,475
Amortization of capitalized in-vehicle devices owned by customers	36	344	138	308
Amortization of intangible assets	317	3,349	1,674	1,166
Amortization of deferred commissions, other deferred costs and debt discount	2,806	3,855	1,787	2,328
Provision for (benefit from) deferred tax assets	(741)	1,788	(1)	(53)
Provision for accounts receivable allowances	814	990	498	843
Unrealized foreign currency transaction (gain) loss	908	(178)	(652)	157
Loss on disposal of property and equipment and other assets	413	954	493	279
Share-based compensation	149	2,292	1,078	969
Loss on extinguishment of debt, non-cash portion	—	—	—	405
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(1,248)	(3,460)	(1,752)	(2,786)
Prepaid expenses and other current and long-term assets	(3,507)	(7,211)	(3,252)	(6,049)
Accounts payable, accrued expenses and other current liabilities	7,684	2,194	(56)	1,347
Accrued income taxes	1,826	(1,015)	(508)	1,095
Deferred revenue	(7,455)	(12,547)	(6,569)	(1,193)

Net cash provided by (used in) operating activities	8,663	1,805	(1,887)	2,925

Cash flows from investing activities:
Purchases of property and equipment	(9,377)	(15,083)	(5,120)	(9,033)
Capitalization of internal-use software costs	(380)	(686)	(410)	(472)
Acquisition of SageQuest, Inc., net of cash acquired	(36,424)	—	—	—
Net increase in restricted cash	(104)	(387)	(387)	(45)

Net cash used in investing activities	(46,285)	(16,156)	(5,917)	(9,550)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	32,140	—	—	—
Proceeds from issuance of Senior Secured Notes, net of discount	16,810	—	—	—
Proceeds from issuance of Term Loan, net of discount and issuance costs	—	—	—	23,908
Proceeds from exercise of stock options	20	—	—	11
Excess tax benefits from share-based awards	266	—	—	20
Collection of note receivable from officer	—	152	—	—
Payments of Senior Secured Notes	—	—	—	(17,500)
Payments of capital lease obligations	—	(139)	(8)	(200)

Net cash provided by (used in) financing activities	49,236	13	(8)	6,239

Effect of exchange rate changes on cash	(166)	(101)	(12)	(78)

Net increase (decrease) in cash	11,448	(14,439)	(7,824)	(464)
Cash, beginning of period	11,606	23,054	23,054	8,615

Cash, end of period	$23,054	$8,615	$15,230	$8,151

Supplemental disclosure of cash flow information:
Cash paid for interest	$754	$2,251	$1,106	$958
Cash paid for income taxes	$267	$243	$(236)	$763
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$418	$446	$220	$222
Acquisition of property and equipment through capital leases	$—	$1,152	$97	$31
Additions to property and equipment included in accounts payable at the balance sheet dates	$750	$1,276	$1,595	$3,203
Issuance of Series C redeemable convertible preferred shares upon conversion of ordinary shares	$53,515	$—	$—	$—
Modification of redeemable convertible preferred shares	$6,542	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Nature of the Business

Fleetmatics Group PLC (the “Company”) is a public limited company incorporated in the Republic of Ireland. On September 21, 2012, the company changed its corporate structure from a private limited company to a public limited company. On that date, the Company became the holding company of FleetMatics Group Limited (a private limited company incorporated in 2004 in the Republic of Ireland) and its subsidiaries by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

The Company is a leading global provider of fleet management solutions delivered as software-as-a-service (“SaaS”). Its mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. The Company offers Web-based and mobile solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. New customers for the Company’s SaaS offering typically enter into initial 36-month, non-cancelable subscription agreements, with amounts generally billed and due monthly; however, some customers prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

The Company has experienced earnings volatility since inception and, as of December 31, 2011 and June 30, 2012 (unaudited), had an accumulated deficit of approximately $114,000. The Company believes that its cash, projected cash flows from operations and funds available under its financing facilities existing as of June 30, 2012 (see Note 10) will be sufficient to meet its working capital and capital expenditure requirements for at least twelve months from the most recent balance sheet date. If a public equity financing is not available to the Company, it may seek other alternatives such as raising capital through private financing transactions, should it be required. There can be no assurances that the Company will be able to raise additional debt or equity financing on favorable terms, if at all.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions. All dollar amounts in the financial statements and in the notes to the consolidated financial statements, except share and per share amounts, are stated in thousands of U.S. dollars unless otherwise indicated.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2012, the consolidated statements of operations, of comprehensive income (loss) and of cash flows for the six months ended June 30, 2011 and 2012, and the consolidated statement of redeemable convertible preferred shares and shareholders’ deficit for the six

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

months ended June 30, 2012 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2012 and the results of its operations, its comprehensive income and its cash flows for the six months ended June 30, 2011 and 2012. The consolidated financial data and other information disclosed in these notes related to the six months ended June 30, 2011 and 2012 are also unaudited. The results for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for the year ending December 31, 2012 or for any other interim periods or future year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the estimated average customer relationship period that is used for recognizing the deferred revenue of up-front fees and for amortizing the related deferred costs of in-vehicle devices, the valuation of accounts receivable and share-based awards, the assessment of amounts qualifying for capitalization as internal-use software, the valuation of assets and liabilities acquired in business combinations, the useful lives of intangible assets and property and equipment, the assessment of goodwill and long-lived assets for impairment, and the accounting for income taxes, including uncertain tax positions and the valuation of net deferred tax assets. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from the Company’s estimates.

Unaudited Pro Forma Information

Upon the closing of a qualified initial public offering, all of the Company’s redeemable convertible preferred shares outstanding will automatically convert into ordinary shares. The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2012 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred shares into 26,653,383 ordinary shares as if the proposed initial public offering occurred on June 30, 2012. Unaudited pro forma basic and diluted net income (loss) per share attributable to ordinary shareholders for the year ended December 31, 2011 and for the six months ended June 30, 2012 have been computed to give effect to the automatic conversion of all of the Company’s redeemable convertible preferred shares (using the if-converted method) into 26,653,383 ordinary shares as if the proposed initial public offering occurred on January 1, 2011.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

•

Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s Senior Secured Notes (see Note 10) as of December 31, 2011 was $20.6 million, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 4.5% (a Level 3 measure of fair value). The fair value of the Company’s Term Loan (see Note 10) as of June 30, 2012 (unaudited) approximated its $25.0 million face value, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 4.5% (a Level 3 measure of fair value).

Restricted Cash

The Company is a party to various credit card and merchant services agreements under which it has pledged a continuing security interest in related deposit accounts in order to secure payment and performance of its obligations under the agreements. These restrictions may be lifted by the Company at will by canceling the agreements or reducing the lines of credit under these agreements. As of December 31, 2010 and 2011 and June 30, 2012 (unaudited), $205, $592 and $637, respectively, has been classified as restricted cash in the consolidated balance sheets related to these arrangements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original invoice amounts less an allowance for doubtful collections based on estimated losses resulting from the inability or unwillingness of customers to make required payments. The allowance is estimated at each reporting period based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectibility of its receivables in the determination of its allowance for doubtful accounts.

Concentration of Credit Risk and of Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. Although the Company maintains its cash balances with accredited financial institutions, the Company had substantially all cash balances at financial institutions without or in excess of federally insured limits at December 31, 2010 and 2011. The Company does not believe it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

No individual customer accounted for more than 10% of total subscription revenue for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 (unaudited), and no individual customer accounted for more than 10% of net accounts receivable at December 31, 2010 and 2011 and June 30, 2012 (unaudited).

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is recognized using the straight-line method over the following estimated useful lives:

In-vehicle devices—installed	4–6 years
Computer equipment	3 years
Internal-use software	3 years
Furniture and fixtures	4–6 years
Leasehold improvements	Shorter of life of lease or estimated useful life

For in-vehicle devices of which the Company retains ownership after they are installed in a customer’s fleet, the cost of the in-vehicle devices (including installation and shipping costs) is capitalized as property and equipment. The Company depreciates these assets on a straight-line basis over their expected useful lives of four to six years, beginning upon completion of installation. Related depreciation expense is recorded in cost of subscription revenue. If a customer subscription agreement is canceled or expires prior to the end of the expected useful life of the in-vehicle device, the carrying value of the asset is depreciated in full with expense immediately recorded as cost of subscription revenue. Before installation in a customer’s fleet, in-vehicle devices of which the Company retains ownership are recorded within property and equipment (referred to as In-vehicle devices—uninstalled), but are not depreciated. Should an installed device require replacement, the cost of the replacement part or device is expensed and recorded as cost of subscription revenue when provided.

At each reporting period, the Company tests in-vehicle devices—installed for realizability through a review of customer accounts to identify (i) any significant changes in the financial condition of its customers, (ii) any customers who are past due on subscription payments owed and could become a credit risk, and (iii) any customers whose contract will be expiring without a follow-on renewal prior to the end of the estimated useful life of the in-vehicle device. If an impairment of the value of the in-vehicle device is identified, the carrying value of the in-vehicle device is depreciated in full, with expense immediately recorded as cost of subscription revenue.

Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements. Assets held under capital leases are stated at the lesser of the present value of future minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization of assets under capital leases is computed using the straight-line method over the shorter of the estimate useful life of the asset or the period of the related lease.

The cost of expenditures for maintenance and repairs of assets is charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts and any resulting gain or loss is credited or charged to the consolidated statements of operations.

Internal-Use Software

Research and development costs are expensed as incurred, except for certain costs which are capitalized in connection with the development of its internal-use software and website. These capitalized costs are primarily related to the application software that is hosted by the Company and accessed by its customers through the

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Company’s website. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements of this application software when it is probable that the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Capitalized internal-use software costs are recorded as part of property and equipment and are amortized on a straight line basis over an estimated useful life of three years.

Business Combinations

In an acquisition of a business, the Company recognizes separately from goodwill the fair value of assets acquired and the liabilities assumed. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition-date fair values of the assets acquired and liabilities assumed. Transaction costs related to business combinations are expensed as incurred.

In addition, uncertain tax positions assumed and valuation allowances related to the net deferred tax assets acquired in connection with a business combination are estimated as of the acquisition date and recorded as part of the purchase. Thereafter, any changes to these uncertain tax positions and valuation allowances are recorded as part of the provision for income taxes in the consolidated statements of operations.

Goodwill and Other Intangible Assets

The Company records goodwill when the consideration paid in a business acquisition exceeds the fair value of the net tangible assets acquired, identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized.

Definite-lived intangible assets subject to amortization include customer relationships, trademarks, acquired developed technology, and a patent for the Company’s vehicle tracking system. Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Customer relationships, trademarks and acquired developed technology are amortized over their estimated useful lives, which range from three to nine years, based on the pattern over which the Company expects to consume the economic benefit of each asset, which in general reflects the expected cash flows from each asset. The patent is amortized over its useful life of 20 years on a straight-line basis, as the pattern of consumption of the economic benefit of the asset cannot be reliably determined.

Impairment of Goodwill and Long-Lived Assets

Goodwill is tested for impairment annually or more frequently if events or circumstances occur that indicate an impairment may exist. Factors the Company considers important that could trigger an impairment review include significant underperformance relative to historical or projected operating results, significant changes in the Company’s use of the acquired assets in a business combination or the strategy for its overall business, and significant negative industry or economic trends. The Company performs its annual assessment for impairment of goodwill on October 31 and has determined it has a single reporting unit for testing goodwill for impairment. For purposes of assessing potential impairment, the Company first estimates the fair value of the reporting unit (based on the fair value of the Company’s outstanding ordinary shares on an as-converted basis) and compares that amount to the carrying value of the reporting unit (as reflected by the total carrying values of the Company’s redeemable convertible preferred shares and shareholders’ deficit). If the Company determines

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

that the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the goodwill is determined in the same manner used to determine the amount of goodwill in a business combination. If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recognized in the amount equal to that excess. No goodwill impairment charges were recorded during the years ended December 31, 2010 and 2011 and during the six months ended June 30, 2011 and 2012 (unaudited).

Long-lived assets include property and equipment and definite-lived intangible assets subject to amortization. The Company evaluates its long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. To evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If the carrying value exceeds the sum of the expected undiscounted cash flows, an impairment loss on the long-lived asset to be held and used is recognized based on the excess of the asset’s carrying value over its fair value, determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell.

Deferred Offering Costs

The Company capitalizes as other assets in the consolidated balance sheet certain legal, accounting and other third-party fees that are directly associated with in-process equity financings until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity (deficit) as a reduction of the additional paid-in capital generated as a result of the offering. Should an equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations.

Subscription Revenue Recognition

The Company provides access to its software through subscription arrangements whereby the customer is charged a per subscribed-vehicle fee for access for a specified term. Subscription agreements contain multiple service elements and deliverables, including installation of in-vehicle devices, access to the Company’s on-demand software via its website, and support services delivered over the term of the arrangement. Agreements do not provide customers the right to take possession of the software at any time. The Company has determined that the elements of its subscription agreements do not have value to the customer on a standalone basis. As a result, the multiple elements within the subscription agreements do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for all fees received under its subscription agreements as a single unit of accounting and, except for any up-front fees, recognizes the total fee amount ratably on a daily basis over the term of the subscription agreement. The Company only commences recognition of revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectibility is deemed reasonably assured, and recurring services have commenced. The Company’s initial subscription agreements typically have contract terms of 36 months.

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device, the Company receives an up-front fee from the customer. As the in-vehicle devices do not have value to the customer on a standalone basis, the delivery or installation of the in-vehicle devices does not represent the culmination of a separate earning process associated with the payment of the up-front fee. Accordingly, the Company records the amount of the up-front fee as

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

deferred revenue upon invoicing and recognizes that amount as revenue ratably on a daily basis over the estimated average customer relationship period of six years, which is longer than the typical subscription agreement term of 36 months. If a customer permanently ceases use of the Company’s subscription service at any point when a balance of deferred revenue from this up-front payment exists, the Company recognizes the remaining balance of the deferred revenue in the period of notification. Changes in the typical customer contractual term, customer behavior, competition or economic conditions could affect the Company’s estimates of the average customer relationship period. The Company reviews the estimated average customer relationship period on an annual basis and accounts for changes prospectively.

Deferred Revenue

Deferred revenue represents amounts billed to customers or payments received from customers for which revenue has not yet been recognized. Deferred revenue primarily consists of prepayments made by customers for future periods and, to a lesser extent, the unearned portion of monthly billed subscription fees and up-front payments from customers for in-vehicle devices whose ownership transfers to them upon delivery or installation. Prior to 2011, some customer contracts were paid in advance for the full, multiple-year term. Since that time, the Company’s payment terms are typically monthly in advance; however, the Company continues to enable its customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract. As a result, the deferred revenue balance does not represent the total contract value of all multi-year, non-cancelable subscription agreements. In the consolidated balance sheets, deferred revenue that is expected to be recognized within one year is recorded as current deferred revenue while the remaining portion is recorded as non-current deferred revenue.

Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. The Company pays commissions in full when it receives the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as expense immediately.

Commission costs capitalized during the years ended December 31, 2010 and 2011 and six months ended June 30, 2011 and 2012 (unaudited) totaled $3,279, $5,232, $2,164 and $3,116, respectively. Amortization of deferred commissions totaled $2,609, $3,556, $1,640 and $2,189 for the years ended December 31, 2010 and 2011 and six months ended June 30, 2011 and 2012 (unaudited), respectively, and is included in sales and marketing expense in the consolidated statements of operations. Deferred commission costs, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $5,066, $6,764 and $7,703 as of December 31, 2010 and 2011 and June 30, 2012 (unaudited), respectively. Foreign exchange differences also contribute to changes in the net amount of these deferred commission costs.

Capitalized In-Vehicle Device Costs

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device (for which the Company receives an up-front fee from the customer), the Company defers the costs of the installed in-vehicle devices (including installation and shipping costs) as they are directly related to the revenue that the Company derives from the sale of the devices

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

and that it recognizes ratably over the estimated average customer relationship period of six years. The Company capitalizes these in-vehicle device costs and amortizes the deferred costs as expense ratably over the estimated average customer relationship period, in proportion to the recognition of the up-front fee revenue.

Costs of in-vehicle devices owned by customers that were capitalized during the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited) totaled $1,046, $1,892, $808 and $941, respectively. Amortization of these capitalized costs totaled $36 and $344 for the years ended December 31, 2010 and 2011, respectively, and totaled $138 and $308 for the six months ended June 30, 2011 and 2012 (unaudited), respectively, and is included in cost of subscription revenue in the consolidated statements of operations. Capitalized costs related to these in-vehicle devices of which title has transferred to customers, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $1,010, $2,558 and $3,102 as of December 31, 2010 and 2011 and June 30, 2012 (unaudited), respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in its financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The Company has subsidiaries in the United States, Ireland and the United Kingdom. The functional currency for each of the Company’s subsidiaries is the local currency. For those subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date and revenues from customers and expenses incurred are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in the consolidated balance sheet. For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), the Company recorded currency translation gains (losses) of $1,205, $(409), $(713) and $35, respectively, as foreign currency translation adjustments within shareholders’ deficit.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company also incurs transaction gains and losses resulting from intercompany transactions of a short-term nature as well as transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Any resulting transaction gains or losses are recorded as foreign currency transaction gain (loss) in the consolidated statements of operations. Net foreign currency transaction gains (losses) of $(907), $155, $642 and $(142) were recorded for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), respectively.

The Company has concluded that its reporting currency is the U.S. dollar because the parent entity has received U.S. dollars upon the issuance of all equity securities to investors, the parent’s cash is held exclusively in U.S. dollar bank accounts, the parent’s intercompany transactions (primarily receivables from subsidiaries) are denominated in U.S. dollars, and a majority of its parent-related expenses are billed by vendors and paid in U.S. dollars.

Share-Based Compensation

The Company measures all stock options and other share-based awards granted to employees and directors at the fair value on the date of grant using the Black-Scholes option-pricing model. The fair value of the awards is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service conditions, while the graded-vesting method of expense recognition is applied to all awards with both service and performance conditions. The Company classifies share-based compensation expense in the consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense was $2,094, $3,632, $1,763 and $3,012 for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), respectively, and was included in sales and marketing expense in the consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss), which includes certain changes in shareholders’ deficit that are excluded from net income (loss). For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), the only item qualifying as other comprehensive income (loss) was foreign currency translation. For purposes of comprehensive income (loss) computations, the Company does not record income tax provisions or benefits for foreign currency translation adjustments as the Company intends to permanently reinvest undistributed earnings of its foreign subsidiaries in the United States and the United Kingdom.

Net Income (Loss) Per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of ordinary and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s redeemable convertible preferred shares contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method does not apply for periods in which the Company reports a net loss or a net loss attributable to ordinary shareholders resulting from dividends, accretion or modifications to its redeemable convertible preferred shares. The Company reported a net loss attributable to ordinary shareholders for the year ended December 31, 2010 and for the six months ended June 30, 2012.

Basic net income (loss) per share attributable to ordinary shareholders is computed by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) attributable to ordinary shareholders is computed by adjusting net income (loss) attributable to ordinary shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options and unvested restricted ordinary shares. Diluted net income (loss) per share attributable to ordinary shareholders is computed by dividing the diluted net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares, including potential dilutive ordinary shares assuming the dilutive effect of outstanding stock options and unvested restricted ordinary shares. For periods in which the Company has reported net losses, diluted net loss per ordinary share attributable to ordinary shareholders is the same as basic net loss per ordinary share attributable to ordinary shareholders, since dilutive ordinary shares are not assumed to have been issued if their effect is antidilutive. Diluted net loss per ordinary share attributable to ordinary shareholders is the same as basic net loss per ordinary share attributable to ordinary shareholders for the year ended December 31, 2010 and for the six months ended June 30, 2012.

Segment Data

The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and performance assessment. The Company defines the term “chief operating decision maker” to be its Chief Executive Officer. The Company has determined it operates in one segment, as its chief operating decision maker reviews financial information presented on only a consolidated basis (without any disaggregated revenue or operating income financial data) for purposes of allocating resources and evaluating financial performance.

Recently Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements, as authoritative guidance on revenue arrangements with multiple deliverables that are not covered by software revenue guidance. This guidance modifies the fair value requirements of FASB ASC subtopic 605-25, Revenue Recognition—Multiple Element Arrangements, by allowing the use of the “best estimate of selling price” for establishing fair value for a deliverable when vendor-specific objective evidence and third-party evidence for determining the selling price of a deliverable in an arrangement cannot be determined. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence or (c) estimated selling price. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. This guidance was effective for the Company on January 1, 2011. The adoption of this guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU reflects the consensus-for-exposure in the Emerging Issues

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Task Force (“EITF”) Issue No. 10-G, Disclosure of Supplementary Pro Forma Information for Business Combinations. The ASU guidance relates to disclosures about supplementary pro forma information for business combinations. The ASU amends existing disclosure criteria, specifying that if a public entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination(s) during the current year had occurred as of the beginning of the comparable prior year annual reporting period only. The guidance also expands the supplemental pro forma disclosures ASC Topic 805, Business Combinations, to include descriptions of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings for the period. ASU 2010-29 was effective for business combinations consummated on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, which was January 1, 2011 for the Company. As ASU 2010-29 relates only to disclosure, its adoption did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which provides companies with two options for presenting comprehensive income. ASU 2011-05 requires companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement in ASU 2011-05 to present reclassification adjustments of other comprehensive income by line item on the face of the income statement. However, all other requirements of ASU 2011-05 were effective for the Company on January 1, 2012. As the guidance in ASU 2011-05 relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which simplifies how companies test goodwill for impairment. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company has not early adopted ASU 2011-08 and as such it is effective for the Company on January 1, 2012. The adoption of ASU 2011-08 will not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in Accounting Standards Codification 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 will become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

adoption permitted. As the Company does not intend to early adopt, the standard will become effective for the Company on January 1, 2013 and the adoption is not expected to have a significant impact on its consolidated financial position, results of operations or cash flows.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31, 2010 and 2011 and June 30, 2012:

	Year Ended December 31,		June 30, 2012
	2010	2011
			(unaudited)
Deferred commission costs	$2,646	$3,472	$3,924
Prepaid subscription service fees	—	689	814
Capitalized costs of in-vehicle devices owned by customers	157	436	521
Prepaid software license fees and support	109	177	480
Prepaid income taxes	—	—	364
Other	511	651	1,021

Total	$3,423	$5,425	$7,124

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2010 and 2011 and June 30, 2012:

	Year Ended December 31,		June 30, 2012
	2010	2011
			(unaudited)
In-vehicle devices—installed	$38,834	$51,454	$60,384
In-vehicle devices—uninstalled	1,146	1,127	2,453
Computer equipment	1,528	3,088	3,684
Internal-use software	848	1,462	1,880
Furniture and fixtures	338	579	856
Leasehold improvements	202	343	467

Total property and equipment	42,896	58,053	69,724
Less: Accumulated depreciation and amortization	(23,841)	(31,205)	(35,418)

Property and equipment, net	$19,055	$26,848	$34,306

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2010 and 2011 totaled $7,397 and $7,581, respectively, of which $7,008 and $7,111 was recorded in cost of subscription revenue related to depreciation of installed in-vehicle devices and amortization of internal-use software and the remainder was included in various operating expenses. The carrying value of installed in-vehicle devices (including shipping and installation costs), net of accumulated depreciation, was $16,350 and $22,485 at December 31, 2010 and 2011, respectively.

During the years ended December 31, 2010 and 2011, the Company capitalized costs of $380 and $686, respectively, associated with the development of its internal-use software related to its on-demand software accessed by customers via its website and the website itself. Amortization expense of the internal-use software

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

totaled $157 and $336 during the years ended December 31, 2010 and 2011, respectively. The carrying value of capitalized internal-use software was $690 and $996 as of December 31, 2010 and 2011, respectively. Foreign exchange differences also contribute to changes in the carrying value of internal-use software.

As of December 31, 2011, the gross amount of assets under capital leases totaled $1,067 and related accumulated amortization totaled $99. As of December 31, 2010, there were no assets under capital leases.

During the years ended December 31, 2010 and 2011, the Company expensed $413 and $950, respectively, associated with the replacement of installed in-vehicle devices that had become defective. The expense was recorded in cost of subscription revenue and is included in loss on disposal of property and equipment and other assets in the consolidated statements of cash flows.

Depreciation and amortization expense related to property and equipment for the six months ended June 30, 2011 and 2012 (unaudited) totaled $3,639 and $4,475, respectively, of which $3,432 and $4,099 was recorded in cost of subscription revenue related to depreciation of installed in-vehicle devices and amortization of internal-use software and the remainder was included in various operating expenses. The carrying value of installed in-vehicle devices (including shipping and installation costs), net of accumulated depreciation, was $27,847 at June 30, 2012 (unaudited).

During the six months ended June 30, 2011 and 2012 (unaudited), the Company capitalized costs of $410 and $472, respectively, associated with the development of its internal-use software related to its on-demand software accessed by customers via its website and the website itself. Amortization expense of the internal-use software totaled $138 and $266 during the six months ended June 30, 2011 and 2012 (unaudited), respectively. The carrying value of capitalized internal-use software was $1,167 as of June 30, 2012 (unaudited). Foreign exchange differences also contribute to changes in the carrying value of internal-use software.

As of June 30, 2012 (unaudited), the gross amount of assets under capital leases totaled $1,075 and related accumulated amortization totaled $265.

During the six months ended June 30, 2011 and 2012 (unaudited), the Company expensed $493 and $279, respectively, associated with the replacement of installed in-vehicle devices that had become defective. The expense was recorded in cost of subscription revenue and is included in loss on disposal of property and equipment and other assets in the consolidated statements of cash flows.

5. Business Combination

On July 30, 2010, the Company acquired all of the outstanding shares of SageQuest, Inc. (“SageQuest”), a privately held company with headquarters in Solon, Ohio, for $37,034 in cash. The Company funded substantially all of the purchase price through the issuance of Series B redeemable convertible preferred shares, yielding gross proceeds of $19,004 (see Note 12), and the issuance of Senior Secured Notes, providing gross proceeds of $17,500 (see Note 10). The primary purpose of the acquisition was to increase the Company’s overall market share in the fleet management solutions market.

The acquisition of SageQuest has been accounted for as business combination using the acquisition method. The assets acquired and liabilities assumed were recorded based on their estimated fair values as of the date of acquisition as determined by management. These estimated fair values are considered Level 3 fair value measurements as the significant inputs were not observable in the marketplace. The excess of the purchase price over the fair values of assets acquired and liabilities assumed was recorded as goodwill of $24,879. The value of

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

the goodwill from this acquisition can be attributed to a number of business factors including, but not limited to, the opportunity to expand sales to customers in the Company’s target market, especially to larger fleet-sized companies relative to the Company’s then current customer base; a trained product development workforce in place; a trained sales force in place, particularly skilled in larger enterprise sales transactions; and a sophisticated customer support function.

The following table summarizes the purchase price for SageQuest and the estimated fair values of the separately identifiable assets acquired and liabilities assumed at July 30, 2010:

Purchase consideration:
Total purchase price, net of cash acquired	$36,424
Cash acquired	610

Total purchase consideration	$37,034

Assets acquired and liabilities assumed:
Cash	$610
Accounts receivable	1,023
Property and equipment	739
Other assets	808
Deferred tax assets	165
Identifiable intangible assets	12,800
Goodwill	24,879

Total assets acquired, inclusive of goodwill	41,024

Accounts payable, accrued expenses and other current liabilities	(1,290)
Deferred revenue	(301)
Deferred tax liabilities, net	(2,399)

Total liabilities assumed	(3,990)

Total	$37,034

The estimated fair values and useful lives of intangible assets acquired as of the acquisition date were as follows:

	Amount	Weighted Average Useful Life
		(in years)
Customer relationships	$11,100	9
Acquired developed technology	1,300	3
Trademarks	400	5

Total intangible assets acquired	$12,800

In determining the estimated fair values of the assets acquired, the Company considered, among other factors, its intention to use the acquired assets and the historical and estimated future demand from SageQuest customers. In applying this approach, the values of the intangible assets acquired were determined using projections of revenues and expenses specifically attributed to the intangible assets. The income streams were then discounted to present value using estimated risk-adjusted discount rates. The rate used to discount the expected future net cash flows from the intangible assets to their present values was based upon a weighted average cost of capital of 16.5%. The discount rate was determined after consideration of market rates of return on debt and equity capital, the weighted average return on invested capital and the risk associated with achieving forecasted revenues related to the intangible assets acquired from SageQuest.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Customer relationships were valued using the excess earnings method. The excess earnings method recognizes that the current value of an asset may be premised upon the present value of the earnings it generates, net of a reasonable return on other assets also contributing to that stream of earnings. The key assumptions used in valuing the customer relationships were as follows: customer attrition rate of 9%, research and development and sales and marketing charges of 7% each, contributory asset charges of 6%, discount rate of 16%, market participant tax rate of 30%, and an estimated average economic life of nine years.

The acquired developed technology was valued using the relief-from-royalty method. The relief-from-royalty method recognizes that the current value of an asset may be premised upon the expected receipt of future economic benefit in the use of the acquired technology. These benefits are generally considered to be higher income resulting from the avoidance of a loss in revenue that would likely occur without the specific technology. The key assumptions used in valuing the acquired developed technology were as follows: royalty rate of 5%, discount rate of 15.5%, market participant tax rate of 30%, and an estimated average economic life of three years.

The trademarks were valued using the relief-from-royalty method. The key assumptions used in valuing the trademarks were as follows: royalty rate of 1%, discount rate of 16%, market participant tax rate of 30%, and an estimated average economic life of five years.

None of the goodwill or intangible assets acquired in the acquisition is deductible for income tax purposes. As a result, the Company recorded in the purchase accounting a long-term deferred tax liability in the amount of $4,880, equal to the tax effect of the amount of the acquired intangible assets other than goodwill. In addition, the Company recorded (i) acquired long-term deferred tax assets of $2,481, primarily consisting of the tax-effected value of U.S. and state net operating loss carryforwards of $2,127 and (ii) acquired current net deferred tax assets of $165, consisting of temporary differences.

The results of SageQuest have been included in the consolidated financial statements commencing from the acquisition date of July 30, 2010. Transaction costs associated with this acquisition were expensed as incurred as a component of general and administrative costs in the consolidated statements of operations and were $428 and $0 in 2010 and 2011, respectively. Subscription revenue generated by the SageQuest brand totaled $6,220 for the period from the acquisition date to December 31, 2010. For that period, the Company did not compute the separate net income (loss) of SageQuest reflecting necessary allocations of expenses incurred on its behalf by other entities of the Company, in accordance with GAAP.

The following unaudited pro forma financial information presents the combined results of operations of the Company and SageQuest as if the acquisition had occurred on January 1, 2009. The pro forma net loss presented primarily reflects adjustments for amortization of intangible assets, depreciation of property and equipment, interest expense associated with the debt issued to finance the purchase, and adjustments to the provision for income taxes. The unaudited pro forma financial information does not reflect adjustments to remove transaction costs and integration costs associated with the acquisition and does not give effect to any estimated or potential cost savings or other operating efficiencies from the acquisition of SageQuest.

Year Ended December 31, 2010
(unaudited)
Revenue	$74,213
Net loss	$(5,389)

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The pro forma information is not necessarily indicative of what the results of operations actually would have been had the acquisition been completed as of January 1, 2009. In addition, the unaudited pro forma financial information is not indicative of and does not purport to project the future operating results of the Company.

6. Goodwill and Intangible Assets

As of December 31, 2010 and 2011, the carrying amount of goodwill was $24,879 and resulted from the acquisition of SageQuest in July 2010 (see Note 5). The Company completed its annual impairment test of goodwill on October 31, 2011. No impairment of goodwill was recorded during the years ended December 31, 2010 and 2011 and during the six months ended June 30, 2011 and 2012 (unaudited).

Intangible assets consisted of the following as of December 31, 2010 and 2011 and June 30, 2012, with gross and net amounts of foreign currency-denominated intangible assets reflected at December 31, 2010 and 2011 and June 30, 2012 exchange rates, respectively:

	December 31, 2010
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(14)	$11,086
Acquired developed technology	1,300	(236)	1,064
Trademarks	400	(54)	346
Patent	267	(67)	200

Total	$13,067	$(371)	$12,696

	December 31, 2011
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(2,714)	$8,386
Acquired developed technology	1,300	(737)	563
Trademarks	400	(189)	211
Patent	259	(78)	181

Total	$13,059	$(3,718)	$9,341

	June 30, 2012
	Gross Amount	Accumulated Amortization	Carrying Value
	(unaudited)
Customer relationships	$11,100	$(3,634)	$7,466
Acquired developed technology	1,300	(921)	379
Trademarks	400	(245)	155
Patent	227	(56)	171

Total	$13,027	$(4,856)	$8,171

Amortization expense related to intangible assets was $317 and $3,349 for the years ended December 31, 2010 and 2011, respectively. Amortization expense of $250 and $514 for the years ended December 31, 2010 and 2011, respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $67 and $2,835 for the years ended December 31, 2010 and 2011, respectively, was included in sales and marketing expense in the consolidated statements of operations.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Amortization expense related to intangible assets was $1,674 and $1,166 for the six months ended June 30, 2011 and 2012 (unaudited), respectively. Amortization expense of $258 and $190 for the six months ended June 30, 2011 and 2012 (unaudited), respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $1,416 and $976 for the six months ended June 30, 2011 and 2012 (unaudited), respectively, was included in sales and marketing expense in the consolidated statements of operations.

The estimated future amortization expense of intangible assets as of December 31, 2011 is as follows:

Years Ending December 31,
2012	$2,332
2013	1,868
2014	1,357
2015	1,090
2016	873
Thereafter	1,821

Total	$9,341

7. Other Assets

Other assets (non-current) consisted of the following as of December 31, 2010 and 2011 and June 30, 2012:

	Year Ended December 31,		June 30, 2012
	2010	2011
			(unaudited)
Deferred commission costs	$2,420	$3,292	$3,779
Capitalized costs of in-vehicle devices owned by customers	853	2,122	2,581
Other	436	445	2,160

Total	$3,709	$5,859	$8,520

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2010 and 2011 and June 30, 2012:

	Year Ended December 31,		June 30, 2012
	2010	2011
			(unaudited)
Accrued professional fees	$6,161	$6,765	$6,855
Accrued payroll and related expenses	2,237	3,479	3,329
Accrued income taxes	208	16	—
Accrued non-income taxes	463	436	476
Accrued insurance expense	50	120	604
Other	1,212	1,566	2,076

Total	$10,331	$12,382	$13,340

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Other Liabilities

Other liabilities (non-current) consisted of the following as of December 31, 2010 and 2011 and June 30, 2012:

	Year Ended December 31,		June 30, 2012
	2010	2011
			(unaudited)
Capital lease obligations	$—	$604	$449
Accrued rent	22	122	344

Total	$22	$726	$793

10. Long-term Debt

Senior Secured Notes

In conjunction with the SageQuest acquisition (see Note 5) on July 30, 2010, the Company entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC (“DE Shaw”) for $17,500 of senior secured notes (the “Senior Secured Notes”). All of the assets of the Company, inclusive of the SageQuest assets acquired, were used to collateralize the Senior Secured Notes.

Principal amounts under the Senior Secured Notes were payable in monthly installments commencing March 2012 and continuing through the maturity date on July 30, 2014. Prepayment of the Senior Secured Notes would have been required upon (a) the sale of substantially all of the Company’s assets or a change in control upon the sale of equity, (b) the disposition, involuntary or voluntary, of any asset in a single transaction or series of related transactions in excess of $50, subject to permitted reinvestment, (c) a registered firm commitment underwritten public offering by the Company of its ordinary shares resulting in aggregate gross cash proceeds greater than $50,000 and in which the initial price to the public is at least $13.91 per share, as adjusted for any share capital subdivision or consolidation (a “Qualified Public Offering”), and (d) any excess cash flow generated by the Company, defined as (i) positive cash flow from operations, plus (ii) any cash flow from extraordinary receipts, less (iii) repayments of the Senior Secured Notes, less (iv) the unfinanced cash portion of capital expenditures net of any proceeds received from sales of fixed assets (each, a “Prepayment Event”). The maximum prepayment due upon a Prepayment Event would have varied based on the date that the Prepayment Event had occurred: prior to July 30, 2012, 103% of the principal balance plus accrued and unpaid interest would have been due; from July 31, 2012 through July 30, 2013, 101% of the principal balance plus accrued and unpaid interest would have been due; July 31, 2013 and thereafter, 100% of the principal balance plus accrued and unpaid interest would have been due. However, the prepayment would have been limited to the net proceeds generated in the Prepayment Event, except for in the case of excess cash flow. In the case of excess cash flow, the prepayment would have been limited to 50% of such excess cash flow.

The Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.50% per annum (based on actual days), but not less than 12.5%. As of December 31, 2011, the actual interest rate was 12.5%. Interest was payable monthly in arrears, commencing September 1, 2010 until the Senior Secured Notes were repaid in full. In the event of default and until the event of default was cured or waived, the interest rate was to be 2.5% per annum higher than the otherwise applicable interest rate.

On the issuance date, the Senior Secured Notes were recorded in the consolidated balance sheet net of discount of $690, related to fees assessed by the lender at that time. The carrying value of debt was being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

over the four-year term of the Senior Secured Notes to the maturity date. At December 31, 2010 and 2011, the debt discount balance totaled $619 and $449, respectively. Accretion amounts recognized as interest expense for the years ended December 31, 2010 and 2011 totaled $71 and $170, respectively.

The credit agreement required the Company to maintain financial covenants, one of which limited the Company’s maximum total leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Notes agreement). The financial covenants would have become more restrictive in 2012 and 2013. In addition, the Company was required to maintain other affirmative, negative and financial covenants. The Company was not in compliance with certain of the covenants at December 31, 2011. However, the Company received a waiver of noncompliance from DE Shaw through May 31, 2012.

On May 10, 2012, the Company used the proceeds from the $25,000 Term Loan of its Senior Secured Credit Facility to pay in full all amounts due under the Senior Secured Notes, including principal then remaining of $17,063, prepayment premium of $512 and accrued interest. As a result of the early repayment of the Senior Secured Notes, during the six months ended June 30, 2012 (unaudited), the Company recorded a loss on extinguishment of debt of $934, comprised of the write-off of unamortized debt discount of $387 and unamortized deferred financing cost of $18, the prepayment premium of $512 paid in cash, and associated legal fees of $17.

Senior Secured Credit Facility

On May 10, 2012, the Company entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25,000 term loan (the “Term Loan”) and a $25,000 revolving line of credit (the “Revolving Credit Facility”), which expires on May 10, 2017 (collectively, the “Senior Secured Credit Facility”). The Senior Secured Credit Facility is collateralized by a senior first lien on all assets and property of the Company. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25,000 Term Loan, and to provide an additional source of liquidity to the Company. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios of the Company. To date, no amounts have been borrowed by the Company under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable in quarterly installments commencing on December 31, 2012, with $313 due in 2012, $1,250 due in 2013, $1,406 due in 2014, $2,031 due in 2015, $2,500 due in 2016 and $17,500 due in 2017. All amounts borrowed under the revolving line of credit are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

On the issuance date of May 10, 2012, the Term Loan was recorded in the consolidated balance sheet net of discount of $651, related to fees assessed by the lender at the time. The carrying value of this debt is being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the five-year term of the Term Loan to the maturity date. At June 30, 2012 (unaudited), the debt discount balance totaled $632. Accretion amounts recognized as interest expense for the six months ended June 30, 2012 (unaudited) totaled $19. On the issuance date, the Company also capitalized deferred financing costs of $440 related to third-party fees incurred in connection with the Senior Secured Credit Facility. These deferred costs are being amortized through charges to interest expense using the effective-interest method over the five-year term of the Senior Secured Credit Facility to the expiration date. At June 30, 2012 (unaudited), deferred financing cost

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

recorded in other current assets and other assets (non-current) were $99 and $327, and totaled $426. Amortization amounts recognized as interest expense for the six months ended June 30, 2012 (unaudited) totaled $14.

The Senior Secured Credit Facility contains financial covenants that, among other things, require the Company to maintain liquidity of at least $10,000, comprised of cash plus availability under borrowings, and limits the Company’s maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2012, 2013 and 2014. The Senior Secured Credit Facility also requires the Company to maintain other affirmative and negative covenants. The Company was in compliance with all such covenants as of June 30, 2012 (unaudited).

11. Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,
	2010	2011
Ireland	$535	$6,549
Foreign	159	(2,815)

Income before income taxes	$694	$3,734

The components of the provision for income taxes were as follows:

	Year Ended December 31,
	2010	2011
Current tax provision:
Ireland taxes	$10	$481
Foreign taxes	2,138	(114)

Total current tax provision	2,148	367

Deferred tax provision (benefit):
Ireland taxes	202	1,054
Foreign taxes	(920)	(556)

Total deferred tax provision (benefit)	(718)	498

Total provision for income taxes	$1,430	$865

A reconciliation of the Ireland statutory corporate income tax rate of 12.5% to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2010	2011
Ireland statutory corporate income tax rate	12.5%	12.5%
Income (loss) of Irish non-trading entities	(30.8)	(11.5)
Foreign rate differential	36.3	(20.9)
Uncertain tax positions	133.4	16.2
Change in deferred tax asset valuation allowance	53.0	9.8
Permanent differences	35.7	17.1
Tax credits	(43.4)	—
Intangible assets basis adjustment	7.7	—
Tax law changes	1.5	—

Effective income tax rate	205.9%	23.2%

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s effective income tax rate for the six months ended June 30, 2011 and 2012 (unaudited) was (20.0)% and 133.5%, respectively, on pre-tax income of $1.3 million and $1.1 million, respectively. The Company’s effective tax rate for the six months ended June 30, 2011 (unaudited) was lower than the statutory Irish rate of 12.5% due primarily to losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation allowance was required as well as the release of certain reserves for uncertain tax positions in non-Irish jurisdictions, due to the expiration of a statute of limitations. Those benefits were partially offset by the recording of reserves for uncertain tax positions along with related interest and penalties as well as an increase to the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The Company’s effective tax rate for the six months ended June 30, 2012 (unaudited) was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and an increase in the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom.

The components of net deferred tax assets and the related valuation allowance were as follows:

	December 31,
	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$3,889	$8,476
Deferred revenue	11,660	7,580
Accrued expenses	1,947	1,559
Reserves and allowances	1,490	1,909
Share-based compensation	147	866
Other	451	261

Total deferred tax assets	19,584	20,651

Deferred tax liabilities:
Acquired intangible assets	(4,556)	(3,298)
Depreciation and amortization	—	(3,737)

Total deferred tax liabilities	(4,556)	(7,035)

Valuation allowance	(607)	(975)

Net deferred tax assets	$14,421	$12,641

As of December 31, 2010 and 2011, the Company had net operating loss carryforwards in the United States of approximately $5,847 and $22,489, respectively, available to reduce future federal taxable income and had approximately $5,847 and $10,657, respectively, available to reduce future state taxable income. The federal net operating loss carryforwards will expire from 2026 through 2031, and the state net operating loss carryforwards will expire from 2017 through 2031. Under certain circumstances, the utilization of these net operating loss carryforwards on an annual basis may be limited under U.S. tax law.

As of December 31, 2010 and 2011, the Company had net operating loss carryforwards in Ireland of approximately $11,722 and $3,899, respectively, available to reduce future taxable income. These net operating loss carryforwards may be carried forward indefinitely, but utilization is limited to the same entity and trades that generated the losses.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As of December 31, 2011, the Company had net operating loss carryforwards in the United Kingdom of approximately $3,105 available to reduce future taxable income. These net operating loss carryforwards may be carried forward indefinitely.

As of December 31, 2010 and 2011, the Company’s net deferred tax asset balances of $14,421 and $12,641, respectively, are primarily related to the Company’s U.S. operations. The Company has concluded, based on the weight of available evidence, that those net deferred tax assets are more likely than not to be realized in the future. As a result of losses incurred in recent years, the Company’s subsidiaries in the United States, which file a consolidated group tax return for federal and state tax purposes, are in a three-year cumulative pre-tax loss position. When assessing the realizability of deferred tax assets, a cumulative loss position is considered significant negative evidence that is difficult to overcome to conclude that a valuation allowance should not be recorded against deferred tax assets. The Company has concluded that with respect to its subsidiaries in the United States there is sufficient positive evidence to overcome this negative evidence given its future forecasted income and the relatively long carryforward periods permitted for net operating loss carryforwards in the United States. In arriving at this conclusion, the Company forecasted future income in the United States using fiscal year 2011 results as a base, then adjusted for (i) verifiable evidence of known reductions in certain future expenses, including amortization expense from acquired intangible assets and interest expense, which will be lower in the future due to lower borrowing rates as a result of its new credit facility entered into in May 2012 and (ii) income from a newly executed customer contract. The Company believes that the future earnings forecasts combined with the lengthy carryforward period of the net operating loss carryforwards would produce sufficient taxable income in its subsidiaries in the United States to fully realize the deferred tax assets before expiration of the U.S. federal and state carryforward periods. Accordingly, no valuation allowance has been recorded for the net operating loss carryforwards in the United States as of December 31, 2011.

As of December 31, 2010 and 2011, the Company had recorded a valuation allowance of $607 and $975, respectively, against its net deferred tax assets in Ireland because the Company believes that it is more likely than not that the tax assets, which consist principally of net operating loss carryforwards, will not be realized. The utilization of these losses is limited to certain types of income being generated by the Company. The increase in the valuation allowance of $363 and $368 in 2010 and 2011, respectively, related to the operations in Ireland.

In the normal course of business, the Company and its subsidiaries are subject to examination by various taxing authorities in the United States, Ireland and the United Kingdom. As of December 31, 2011, the Company remains subject to examination in the United States for tax years 2004 through 2011, in Ireland for tax years 2007 through 2011, and in the United Kingdom for tax years 2004 through 2011.

As of December 31, 2010 and 2011 and June 30, 2012 (unaudited), the Company had recorded liabilities for unrecognized tax benefits of $14,808, $12,348 and $12,108, respectively. During the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), the Company recorded as part of its provision for income taxes $1,477, $1,446, $838 and $1,095, respectively, of interest and penalties related to its unrecognized tax benefits. Accrued income taxes (non-current) recorded in the Company’s consolidated balance sheets as of December 31, 2010 and 2011 and June 30, 2012 (unaudited), of $18,839, $17,825 and $18,920, respectively, consisted of the liabilities recorded for unrecognized tax benefits of $14,808, $12,348 and $12,108, respectively, as well as accrued interest and penalties totaling $4,031, $5,477 and $6,812, respectively.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

A reconciliation of the beginning and ending amount of our unrecognized tax benefits, including those that were recorded against related deferred tax assets rather than as liabilities, but excluding amounts for accrued interest and penalties, is as follows:

(in thousands)
Unrecognized tax benefits at January 1, 2010	$19,075
Additions based on tax positions of current year	1,315
Reductions based on tax positions of prior years	(1,774)
Reductions based on lapse of statute of limitations	(484)

Unrecognized tax benefits at December 31, 2010	18,132
Additions based on tax positions of current year	245
Reductions based on tax positions of prior years	(1,384)
Reductions based on lapse of statute of limitations	(967)

Unrecognized tax benefits at December 31, 2011	$16,026

As of December 31, 2010 and 2011, there were $14,583 and $13,861, respectively, of unrecognized tax benefits that, if recognized, would affect the Company’s provision for income taxes. These amounts include unrecognized tax benefits recorded against related deferred tax assets as well as those recorded as liabilities in the consolidated balance sheets. The Company believes that its unrecognized tax benefits will decrease by approximately $100 within the year ending December 31, 2012 as a result of a non-Irish statute of limitations expiring.

As of December 31, 2011, the Company’s foreign subsidiaries in the United States and the United Kingdom had no undistributed earnings.

12. Redeemable Convertible Preferred Shares

The Company issued Series A redeemable convertible preferred shares with a €0.01375178 par value (the “Series A preferred shares”) in July 2008, issued Series B redeemable convertible preferred shares with a €0.01375178 par value (the “Series B preferred shares”) in July 2010, and issued Series C redeemable convertible preferred shares with a €0.01 par value (the “Series C preferred shares”) in November 2010 (collectively, the “Preferred Shares”). The Preferred Shares are classified outside of shareholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

Preferred Shares consisted of the following at December 31, 2010:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Redemption Value	Carrying Value	Ordinary Shares Issuable upon Conversion
Series A preferred shares	8,908,904	8,908,904	$40,001	$44,626	9,502,830
Series B preferred shares	6,150,095	6,150,095	19,004	18,239	4,100,063
Series C preferred shares	19,575,735	19,575,735	68,515	67,528	13,050,490

	34,634,734	34,634,734	$127,520	$130,393	26,653,383

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Preferred Shares consisted of the following at December 31, 2011:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Redemption Value	Carrying Value	Ordinary Shares Issuable upon Conversion
Series A preferred shares	8,908,904	8,908,904	$40,001	$44,626	9,502,830
Series B preferred shares	6,150,095	6,150,095	19,004	18,432	4,100,063
Series C preferred shares	19,575,735	19,575,735	68,515	67,781	13,050,490

	34,634,734	34,634,734	$127,520	$130,839	26,653,383

Preferred Shares consisted of the following at June 30, 2012 (unaudited):

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Redemption Value	Carrying Value	Ordinary Shares Issuable Upon Conversion
Series A preferred shares	8,908,904	8,908,904	$40,001	$44,626	9,502,830
Series B preferred shares	6,150,095	6,150,095	19,004	18,529	4,100,063
Series C preferred shares	19,575,735	19,575,735	68,515	67,906	13,050,490

	34,634,734	34,634,734	$127,520	$131,061	26,653,383

The holders of the Preferred Shares have the following rights and preferences as of December 31, 2011 and June 30, 2012 (unaudited):

Voting and Other Rights

Each holder of Preferred Shares is entitled to vote together with the holders of ordinary shares and is entitled to the number of votes equal to the number of ordinary shares into which such series of preferred shares could convert on the date of record or the effective date of the vote. In addition, the consent of at least a majority of the holders of Preferred Shares, voting together as a single class, is required to effect certain changes to the Company’s debt and equity structure and to effect certain other events. The consent of at least 75% of the holders of each series of preferred shares is required to effect changes to the rights and preferences of that series, and a vote of at least a majority of holders of the Preferred Shares is required to permit the issuance of any class of shares.

The holders of Preferred Shares have, pro rata with the holders of ordinary shares, (i) the right of first refusal on the Company’s issuance of additional Preferred Shares or ordinary shares, (ii) the right of refusal on a holder’s sale of Preferred Shares or ordinary shares (following the Company’s right of first refusal), and (iii) the right to participate in any sale of ordinary shares (other than ordinary shares that were issued upon conversion of Preferred Shares) to a third-party purchaser, including the right to sell the same percentage of their Preferred Shares, on a fully converted basis, or ordinary shares as the holder who entered into the agreement with the third-party purchaser.

Dividends

The Preferred Shares have no specific dividend rights; however, if dividends are declared, then the holders of the Preferred Shares, participating on a fully converted basis, rank equally with the holders of the ordinary shares with respect to those dividends.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Redemption

The Preferred Shares are redeemable at the option of the holders of at least a majority of the then outstanding shares of Preferred Shares, voting together as a single class on a fully converted basis. The Preferred Shares are redeemable in three annual installments, beginning on the date following the fourth anniversary of the original issue date of the Series C preferred shares (that is, on November 23, 2014) and ending on the date two years from such first redemption date at a price equal to the original issue price of $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Original Issue Price”).

The difference between the aggregate amount initially recorded for each series of the Preferred Shares and the respective aggregate redemption value of each series of the Preferred Shares is being accreted to the redemption value of each series of Preferred Shares over the period from the date of issuance to the earliest redemption date (as may be adjusted) using the effective-interest method. The issuance of the Series B preferred shares modified the original redemption date of the Series A preferred shares from July 24, 2013 to July 30, 2014. The issuance of the Series C preferred shares modified the redemption dates of both the Series A preferred shares and the Series B preferred shares from July 30, 2014 to November 23, 2014. Upon each change of the redemption date, the effective-interest calculation was adjusted such that the difference between the then carrying value of the Series A preferred shares and Series B preferred shares (as of the dates of the change) and their respective redemption values would be then accreted over the new redemption period to the earliest redemption date of November 23, 2014.

Conversion

Each preferred share is convertible at the option of the holder at any time and all preferred shares mandatorily convert upon the vote of a majority of the holders of Preferred Shares, voting together as a single class on a fully converted basis. Each share of Preferred Shares is convertible into the number of fully paid ordinary shares as determined by dividing the respective Preferred Shares Original Issue Price by the conversion price in effect at the time. The conversion prices of the Series A preferred shares at issuance was $5.904116 and as of December 31, 2010 and 2011 was $4.209375. The conversion price of the Series B preferred shares at issuance and as of December 31, 2010 and 2011 was $4.635. The conversion price of the Series C preferred shares at issuance and as of December 31, 2010 and 2011 was $5.25. The Preferred Shares conversion prices are subject to adjustment in accordance with the Company’s Articles of Association for subsequent stock dividends, stock splits and other recapitalizations. In addition, the Articles of Association include a provision that provides for a reduction in the conversion price if there are subsequent issuances of ordinary shares for consideration per share less than the conversion price, which we refer to as the Conversion Price Protection provision.

Each preferred share automatically converts into ordinary shares at the then effective conversion price immediately upon the closing of the Company’s first underwritten public offering in which the aggregate proceeds raised exceed $50,000 and pursuant to which the initial price to the public is at least $13.91 per share (as adjusted for any share capital subdivision or consolidation). As of December 31, 2011, the Preferred Shares were convertible into 26,653,383 ordinary shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of the then outstanding Preferred Shares shall be entitled, before any payment is made to the holders of the ordinary shares, to receive an amount per share equal to $4.49 for Series A

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Liquidation Preference”). In the event that the assets to be distributed are not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company will be distributed ratably in proportion to the liquidation preference of the holders of the Preferred Shares. After the holders of the then outstanding Preferred Shares have been paid in full their liquidation payments, the remaining assets of the Company shall be distributed only to the holders of the ordinary shares on a pro rata basis. In the event of an acquisition or asset transfer, the holder of Preferred Shares shall be entitled to the distribution of proceeds equal to the greater of the Liquidation Preference or the consideration the holders would receive in a liquidation event had they exercised their conversion privilege immediately prior to such acquisition or asset transfer.

Conversion of Ordinary Shares into Series A Preferred Shares and Series C Preferred Shares

In connection with the issuance of the Series A preferred shares in July 2008 for $25,001 in gross proceeds, certain holders of ordinary shares converted 3,062,833 ordinary shares into 3,340,839 shares of Series A preferred shares and 705,658 deferred shares (see Note 13) and immediately sold the shares of Series A preferred shares for $15,000, or $4.49 per share, to the same investor that purchased the Series A preferred shares from the Company. This Series A preferred shares issued in July 2008 upon conversion of the ordinary shares was recorded by the Company at its fair value of $15,000 (which also equaled its redemption value), with offsetting charges of $72 to par value for the ordinary shares and of $14,928 to accumulated deficit.

In connection with the issuance of Series C preferred shares in November 2010 for $15,000 in gross proceeds, certain holders of ordinary shares converted 10,193,347 ordinary shares into 15,290,021 shares of Series C preferred shares and immediately sold the shares of Series C preferred shares for $53,515, or $3.50 per share, to the same investor that purchased the Series C preferred shares from the Company. This Series C preferred shares issued in November 2010 upon conversion of the ordinary shares was recorded by the Company at its fair value of $53,515 (which also equaled its redemption value), with offsetting charges of $202 to par value for the ordinary shares and of $53,313 to accumulated deficit.

Series A Preferred Shares Modification

In July 2010, the Company issued Series B preferred shares for a price of $3.09 per share. Upon that event and in accordance with the Conversion Price Protection provision provided on the Series A preferred shares conversion price, the Series A preferred shares conversion price per share would have automatically adjusted from $5.904116 to $5.69. However, in connection with the issuance of Series B preferred shares in July 2010, with the approval of shareholders, the Company reduced the conversion price of the Series A preferred shares to be $4.209375 per share. As this conversion price was lower than the conversion price that the holders of Series A preferred shares were otherwise entitled to, the Company determined it had modified the Series A preferred shares instrument. Accordingly, related to this deemed dividend resulting from the modification, the Company recorded a one-time charge to shareholders’ deficit of $6,542, which was comprised of a $883 charge to additional paid-in capital (which depleted the balance of that account to zero) and charge of $5,659 to accumulated deficit. In addition, a corresponding credit of $6,542 was recorded to increase the carrying value of the Series A preferred. The fair value of this modification was derived from the difference between the fair value of the Series A preferred shares immediately before the modification and the fair value of the Series A preferred shares immediately after the modification, using the current-value method as defined by the American Institute of Certified Public Accountants’ guide on Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Upon the accounting for the modification, the carrying value of the Series A preferred shares exceeded its redemption value. Subsequent to the modification, no further accretion of issuance costs was recorded for Series A preferred shares during the years ended December 31, 2010 and 2011.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. Deferred Shares

Deferred shares are non-voting, non-redeemable shares and carry no rights other than a lowest-priority right to share in the capital of the Company upon a winding-up or liquidation. The deferred shares were issued by the Company in order to ensure compliance with an Irish law requirement that no more than 90% of the issued share capital is redeemable and serve no other purpose.

In July 2008, the Company authorized 100,000,215,088 deferred shares with a par value of €0.00000001 per share. At the same time, the Company issued 705,658 deferred shares in lieu of fractional shares to the holders of ordinary shares who converted their ordinary shares into Series A preferred shares (see Note 12). Shortly after, upon the closing of the Series A preferred shares transaction, the 705,658 deferred shares were transferred back to the Company for no consideration. For both the issuance and the reacquisition, the Company ascribed no value to these deferred shares considering that they are non-voting, non-redeemable shares and carry no rights other than a lowest-priority right to share in the capital of the Company upon a winding-up or liquidation, and that they were transferred back to the Company for no consideration.

In July 2010, in connection with the issuance of Series B preferred shares (see Note 12), the Company converted 100,000,000,000 authorized and unissued deferred shares into 100,000 authorized ordinary shares and canceled the remaining 215,088 authorized and unissued deferred shares. As a result, authorized and issued deferred shares were reduced to zero and authorized and unissued ordinary shares were increased by 100,000 shares.

In November 2010, in connection with the issuance of the Series C preferred shares (see Note 12), the Company converted 2,230,330 authorized and unissued ordinary shares into 2,230,330 deferred shares with a par value of €0.01 per share. As a result, 2,230,330 deferred shares with a par value of €0.01 per share were authorized. These deferred shares were issued to the majority shareholder of the Company. The Company ascribed a value of $29 to the deferred shares issued, representing their aggregate par value, considering that they are non-voting, non-redeemable shares and carry no rights other than a €22 (or $29) lowest-priority right to share in the capital of the Company upon a winding-up or liquidation. As of December 31, 2011, these 2,230,330 deferred shares remained outstanding.

14. Ordinary Shares

Each holder of ordinary shares is entitled to one vote per share. The holders of ordinary shares are not entitled to receive dividends unless declared by the board of directors. The voting, dividend and liquidation rights of the holders of ordinary shares are subject to and qualified by the rights and preferences of the holders of the Preferred Shares. No dividends have been declared through December 31, 2011.

In 2006, in connection with the hiring of the Company’s Chief Executive Officer, the Company granted to the officer a stock option for the purchase of 466,666 ordinary shares, which vested over four years, 25% on the first anniversary of the grant date and monthly thereafter over the following 36 months. As permitted by the terms of the award, the officer early-exercised this option and received 466,666 restricted ordinary shares. The exercise price was financed by a full recourse loan made by the Company to the officer (see Note 19). The restricted ordinary shares were subject to (i) a repurchase restriction that allowed the Company the right to repurchase any unvested restricted shares at the lower of the exercise price or the then current fair value upon termination of the officer’s employment and (ii) a restriction on the officer’s ability to sell, transfer or assign unvested restricted shares. As of December 31, 2010, all of the restrictions with respect to the 466,666 ordinary shares had lapsed.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Share-Based Awards

2004 Share Option Plan

In 2004, the board of directors adopted and the Company’s shareholders approved the 2004 Share Option Plan (the “2004 Plan”). As amended in July 2010, the 2004 Plan permitted grants of options for the purchase of up to 3,151,369 ordinary shares to be issued to employees, directors and consultants. Under the 2004 Plan, options were to be granted with exercise prices no less than the fair market value per share of the Company’s ordinary shares on the grant date and have a maximum term of seven years. In conjunction with the approval by shareholders of the 2011 Stock Option and Incentive Plan in September 2011, the board of directors voted that no further options shall be granted under the 2004 Plan.

2011 Stock Option and Incentive Plan

In September 2011, the board of directors adopted and the Company’s shareholders approved the 2011 Stock Option and Incentive Plan (the “2011 Plan”). The 2011 Plan permits the Company to make grants of incentive stock options, non-qualified stock options, restricted stock units and cash-based awards at an exercise price no less than the fair market value per share of the Company’s ordinary shares on the grant date and with a maximum term of seven years. These awards may be granted to the Company’s employees and non-employee directors. The Company initially reserved 666,667 ordinary shares for issuance under the 2011 Plan. On May 9, 2012, the Company’s board of directors and shareholders increased the number of ordinary shares reserved for issuance under the 2011 Plan from 666,667 to 1,166,667. In addition, per the terms of the 2011 Plan, ordinary shares previously reserved for issuance under the 2004 Plan that are not needed to fulfill the Company’s obligations for awards as a result of cancelation, forfeiture, expiration or net issuances of awards are to be added to the number of shares available for issuance under the 2011 Plan.

The Company grants share-based awards with employment service conditions only (“service-based” awards) and share-based awards with both employment service and performance conditions (“performance-based” awards). The Company applies the fair value recognition provisions for all share-based awards granted or modified and records compensation costs over the requisite service period of the award based on the grant-date fair value. The straight-line method is applied to all service-based awards granted, while the graded-vesting method is applied to all performance-based awards granted. The requisite service period for service-based awards is generally four years, with restrictions lapsing evenly over the period.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Stock Option Valuation

The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected term has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options, which represents the average of the contractual term and the weighted average vesting period of the options. Expected volatility has been based on the historical volatility of the Company’s publicly traded peer companies as the Company has historically been a private company and lacks company-specific historical and implied volatility information. Expected dividend yield was based on the Company’s expectation of not paying cash dividends in the foreseeable future. The assumptions used to determine the fair value of stock options granted are as follows, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Risk-free interest rate	2.08%	0.97%	1.65%	0.64%
Expected term (in years)	4.6	4.7	4.3	4.2
Expected volatility	49%	56%	51%	56%
Expected dividend yield	0%	0%	0%	0%

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. For performance-based awards, the Company estimates the probability that the performance condition will be met. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to share-based compensation expense in future periods.

As required by the 2004 Plan and the 2011 Plan, the exercise price for awards granted is not to be less than the fair market value of ordinary shares as estimated by the Company’s board of directors as of the date of grant. The Company values its ordinary shares by taking into consideration its most recently available valuation of ordinary shares performed by management and the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. In December 2010 and during the first half of 2011, the board of directors granted stock options for the purchase of 1,798,611 and 35,667 ordinary shares, respectively, with a weighted average exercise price of $3.08 per share based on its determination of the value of ordinary shares. In November 2010, certain holders of the ordinary shares converted 10,193,347 ordinary shares into Series C convertible preferred shares on a 1-for-1.5 basis and immediately sold those preferred shares to an outside investor at $3.50 per share (see Note 12). Based on this transaction and solely for the purposes of accounting for share-based compensation for financial statement purposes, in mid-2011, the Company reassessed the fair value of its ordinary shares and determined it to be $5.25 per share as of November 2010 (and through June 2011). As a result, the grant-date fair value of each of the awards granted in December 2010 and in the first half of 2011 was revalued to reflect an underlying ordinary share fair value of 5.25. The difference between the original estimated fair value of $3.08 and the reassessed fair value of $5.25 of the Company’s ordinary shares resulted in an increase of $3,174 and $63 in the aggregate fair value of stock options granted in December 2010 and in first six months of 2011, respectively, which is being and will continue to be recorded as additional compensation expense in the consolidated statements of operations over the requisite service periods of between one and four years.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Stock option activity during the years ended December 31, 2010 and 2011 and during the six months ended June 30, 2012 is as follows:

	Number of Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In Years)
Outstanding at December 31, 2009	1,798,333	$1.37
Granted	1,798,611	$3.08
Exercised	(607,500)	$0.03
Forfeited and canceled	(600,000)	$2.63

Outstanding at December 31, 2010	2,389,444	$2.67	6.1	$6,153
Granted(1)	248,333	$7.26
Exercised	—	$—
Forfeited and canceled	(84,166)	$2.90

Outstanding at December 31, 2011	2,553,611	$3.11	5.3	$15,951
Granted(2)	856,222	$9.88
Exercised	(18,334)	$0.56
Forfeited and canceled	(24,333)	$3.08

Outstanding at June 30, 2012 (unaudited)	3,367,166	$4.84		$18,998

Vested and expected to vest at December 31, 2011	2,444,187	$3.07	5.3	$15,369

Exercisable at December 31, 2011	1,206,153	$2.31	4.5	$8,506

Vested and expected to vest at June 30, 2012 (unaudited)	3,235,183	$4.71	5.3	$18,683

Exercisable at June 30, 2012 (unaudited)	1,423,313	$2.44	4.3	$11,449

(1)	During the year ended December 31, 2011, the Company granted stock options for the purchase of 54,000 ordinary shares at an exercise price $7.97 under which the performance-based vesting criteria had not been determined at December 31, 2011. As the options did not have a grant date as of that date, they are not included in the options granted amount.

(2)	On May 9, 2012, the Company’s board of directors specified the performance criteria for the stock options granted during the year ended December 31, 2011 for the purchase of 54,000 ordinary shares at an exercise price of $7.97. The performance criteria are based on Company operating metrics for 2012. As a result, as of May 9, 2012, these stock options were deemed granted for accounting purposes.

During the year ended December 31, 2010, the Company granted service-based stock options for the purchase of 1,378,611 ordinary shares with a grant-date fair value of $3.11 and granted performance-based stock options for the purchase of 420,000 ordinary shares with a grant-date fair value of $3.00 per share. The vesting of the performance-based stock options was determinable based on achievement of a tiered target of either or both unit sales and annual earnings before interest, taxes, depreciation and amortization (as adjusted) for the year ended December 31, 2011, for which a corresponding amount of shares under the option would become vested. Related to these performance-based stock options, as of December 31, 2010 and 2011, options for the purchase of 0 and 356,667 ordinary shares, respectively, were vested as a result of achieving the specified performance targets.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

During the year ended December 31, 2011, the Company granted service-based stock options for the purchase of 227,667 ordinary shares with a grant-date fair value of $3.75 and granted performance-based stock options for the purchase of 20,667 ordinary shares with a grant-date fair value of $3.02 per share. All of these performance-based stock options were vested as of December 31, 2011.

During the six months ended June 30, 2012 (unaudited), the Company granted service-based stock options for the purchase of 449,333 ordinary shares with a grant-date fair value of $4.43 and granted performance-based stock options for the purchase of 406,889 ordinary shares with a grant-date fair value of $4.50. None of these performance-based stock options were vested as of June 30, 2012.

The aggregate intrinsic values in the table above represent the difference between the exercise prices of the outstanding stock options and the estimated fair value of the Company’s ordinary shares of $5.25 per share on December 31, 2010, $9.36 per share on December 31, 2011, and $10.49 per share on June 30, 2012 (unaudited).

The weighted average grant-date fair value of stock options granted was $3.08 per share, $3.69 per share and $4.47 per share for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012 (unaudited), respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012 (unaudited) was $3,170, $0 and $173 respectively.

The unrecognized compensation expense associated with stock options outstanding at December 31, 2011 and the six months ended June 30, 2012 (unaudited) was $3,951 and $6,668, respectively, which is expected to be recognized over weighted average periods of 3.1 years and 2.8 years, respectively.

For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012 (unaudited), the Company (i) recognized income tax benefits related to share-based compensation expense of $45, $719 and $310, respectively, as a component in calculating its provision for income taxes and (ii) recorded realized excess tax benefits from the exercises of stock options of $266, $0 and $20, respectively, within shareholders’ deficit.

The Company recognized share-based compensation expense from all awards in the following expense categories:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Cost of subscription revenue	$4	$24	$10	$50
Sales and marketing	100	734	354	460
Research and development	14	155	71	81
General and administrative	31	1,379	643	378

Total	$149	$2,292	$1,078	$969

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16. Net Income (Loss) per Share

Basic and diluted net income (loss) per share attributable to ordinary shareholders was calculated as follows for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Basic net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$(736)	$2,869	$1,596	$(366)
Accretion of redeemable convertible preferred shares to redemption value	(418)	(446)	(220)	(222)
Modification of redeemable convertible preferred shares	(6,542)	—	—	—
Net income attributable to participating securities	—	(2,294)	(1,302)	—

Net income (loss) attributable to ordinary shareholders	$(7,696)	$129	$74	$(588)

Denominator:
Weighted average ordinary shares outstanding—basic	10,051,274	1,497,150	1,497,150	1,510,047

Net income (loss) per share attributable to ordinary shareholders—basic	$(0.77)	$0.09	$0.05	$(0.39)

Diluted net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$(736)	$2,869	$1,596	$(366)
Accretion of redeemable convertible preferred shares to redemption value	(418)	(446)	(220)	(222)
Modification of redeemable convertible preferred shares	(6,542)	—	—	—
Net income attributable to participating securities	—	(2,248)	(1,284)	—

Net income (loss) attributable to ordinary shareholders—diluted	$(7,696)	$175	$92	$(588)

Denominator:
Weighted average ordinary shares outstanding—basic	10,051,274	1,497,150	1,497,150	1,510,047
Dilutive effect of ordinary share equivalents	—	580,442	383,003	—

Weighted average ordinary shares outstanding—diluted	10,051,274	2,077,592	1,880,153	1,510,047

Net income (loss) per share attributable to ordinary shareholders—diluted	$(0.77)	$0.08	$0.05	$(0.39)

Stock options for the purchase of 1,294,137 and 1,403,939 weighted average shares were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2010 and for the six months ended June 30, 2012 (unaudited), respectively, because those options had an antidilutive impact due to the net loss attributable to ordinary shareholders incurred for those periods. Stock options for the purchase of 67,587 and 153,849 weighted average shares were excluded from the computation of diluted net income per share attributable to ordinary shareholders for the year ended December 31, 2011 and for the six months ended June 30, 2011 (unaudited), respectively, because those options had an antidilutive impact due to their exercise prices being greater than the average fair value of the Company’s ordinary shares for those periods.

Unaudited Pro Forma Net Income (Loss) per Share

The unaudited pro forma basic and diluted net income (loss) per share attributable to ordinary shareholders for the year ended December 31, 2011 and for the six months ended June 30, 2012 gives effect to

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

adjustments arising immediately upon closing of a qualified initial public offering. The unaudited pro forma net income (loss) attributable to ordinary shareholders used in the calculation of unaudited basic and diluted pro forma net income (loss) per share attributable to ordinary shareholders does not include the effects of the accretion to redemption value of the redeemable convertible preferred shares and the allocation of net income to participating securities because it assumes that the conversion of the redeemable convertible preferred shares to ordinary shares had occurred on January 1, 2011.

The unaudited pro forma basic and diluted weighted average ordinary shares outstanding used in the calculation of unaudited basic and diluted pro forma net income (loss) per share attributable to ordinary shareholders has been adjusted to reflect the issuance of 26,653,383 ordinary shares upon the automatic conversion of all outstanding shares of redeemable convertible preferred shares upon an initial public offering, as if such conversion had occurred on January 1, 2011.

The computation of pro forma net income (loss) per share attributable to ordinary shareholders is as follows:

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
	(unaudited)
Basic pro forma net income (loss) per share attributable to ordinary shareholders:
Numerator:
Pro forma net income (loss) attributable to ordinary shareholders(1)	$2,869	$(366)

Denominator:
Weighted average ordinary shares outstanding—basic	1,497,150	1,510,047
Pro forma adjustment for assumed conversion of redeemable convertible preferred shares to ordinary shares upon the closing of the proposed initial public offering	26,653,383	26,653,383

Pro forma weighted average ordinary shares outstanding—basic	28,150,533	28,163,430

Pro forma net income (loss) per share attributable to ordinary shareholders—basic	$0.10	$(0.01)

Diluted pro forma net income (loss) per share attributable to ordinary shareholders:
Numerator:
Pro forma net income (loss) attributable to ordinary shareholders(1)	$2,869	$(366)

Denominator:
Weighted average ordinary shares outstanding—basic	1,497,150	1,510,047
Dilutive effect of ordinary share equivalents	580,442	—
Pro forma adjustment for assumed conversion of redeemable convertible preferred shares to ordinary shares upon the closing of the proposed initial public offering	26,653,383	26,653,383

Pro forma weighted average ordinary shares outstanding—diluted	28,730,975	28,163,430

Pro forma net income (loss) per share attributable to ordinary shareholders—diluted	$0.10	$(0.01)

(1)	For the year ended December 31, 2011 and the six months ended June 30, 2012, pro forma net income (loss) attributable to ordinary shareholders equaled net income (loss) because the pro forma amount assumes that the conversion of the redeemable convertible preferred shares into ordinary shares had occurred on January 1, 2011. Therefore, net income (loss) does not require adjustment for the effects of the accretion to redemption value of the redeemable convertible preferred shares and the allocation of net income to participating securities.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. Commitments and Contingencies

Lease Commitments

The Company leases its office space under non-cancelable operating leases, some of which contain payment escalations. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash rent payments and rent expense recognized in the consolidated statements of operations as accrued rent within accrued expenses (current) and other liabilities (non-current). The Company also leases office equipment under operating leases that expire at various dates through 2014. At December 31, 2010, the accrued rent balance for office leases was $47, of which $25 was included in accrued expenses and $22 was included in other long-term liabilities. At December 31, 2011, the accrued rent balance related for office leases was $143, of which $21 was included in accrued expenses (current) and $122 was included in other long-term liabilities.

Total rent expense under these operating leases was approximately $923 and $1,387 for the years ended December 31, 2010 and 2011, respectively. The Company also leases furniture and computer equipment under capital leases that expire at various dates through 2014.

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2011 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases	Total
2012	$945	$400	$1,345
2013	1,122	400	1,522
2014	937	247	1,184
2015	929	—	929
2016	825	—	825
Thereafter	2,222	—	2,222

Total	$6,980	1,047	$8,027

Less amount representing interest		(112)

Present value of minimum lease payments		$935

Data Center Agreements

The Company has agreements with various vendors to provide specialized space and services for the Company to host its software application. Future minimum payments under non-cancelable data center agreements at December 31, 2011 totaled $1,716, comprised of $1,211 due in the year ending December 31, 2012 and $505 due in the year ending December 31, 2013.

Purchase Commitments

As of December 31, 2011, the Company had non-cancelable purchase commitments related to telecommunications, subscription fees for third-party data (such as Internet maps and posted speed limits) and subscription fees for software services totaling $2,544, of which $1,805, $619 and $120 will become payable in the years ending December 31, 2012, 2013 and 2014, respectively.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its consolidated financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2010 and 2011.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

In 2011, the Company was sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The complaint alleges that the Company has infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. The Company believes that a loss in this claim is reasonably possible, but it is unable to estimate a range of loss as the Company is continuing to investigate the claim. While the outcome of this matter cannot be predicted with certainty, the Company does not believe that this litigation will have a material adverse effect on its business or on its consolidated financial position, results of operations or cash flows.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. The complaint alleges that the Company recorded telephone conversations with plaintiffs in violation of Florida Statutes Section 934.03. The complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. On September 13, 2012, the case was removed to the United States District Court for the Middle District of Florida. On September 20, 2012, the Company moved to dismiss the complaint. This matter is in its very early stages. As a result, the Company is not able to assess whether or not a loss is probable or to estimate the reasonably possible or probable amount of any loss.

Management Services Agreement

The Company is party to a Management Services Agreement that requires the Company to make payments of up to $15,000 through 2014 if certain performance targets are achieved (see Note 19). On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the agreement.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18. 401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. The Company made no contributions to the plan during the years ended December 31, 2010 or 2011.

19. Related Party Transactions

Concurrent with the Series C preferred shares financing in November 2010 (see Note 12), the Company entered into a consulting and non-compete agreement (the “Management Services Agreement”) with Privia Enterprises Limited (“Privia”), a company controlled by certain of the Company’s former shareholders and members of its board of directors, one of whom continued to serve as a member of the Company’s board of directors as of December 31, 2011. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, the Company agreed to pay Privia up to $15,000 in three separate installments if the Company sells a specified number of subscriptions, measured by unit installations, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and are scheduled to be paid as follows: $3,000 for the twelve months ending March 31, 2012, $5,000 for the twelve months ending March 31, 2013 and $7,000 for the twelve months ending March 31, 2014. The Company has accrued for these payments during each of these three periods as the Company expects to sell the number of units that would require it to make this payout in full. The Company recorded expense of $231, $2,217, $1,099 and $1,799 for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), respectively, for these future payments. No payments under this agreement were made as of June 30, 2012. As of December 31, 2010 and 2011 and June 30, 2012, amounts accrued under this agreement totaled $231, $2,448 and $4,247, respectively, and were included in accrued expenses and other current liabilities as a component of accrued professional fees. On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the Management Services Agreement.

In 2006, in connection with the early exercise of stock options into 466,666 restricted ordinary shares, the Company received a full recourse note receivable from its Chief Executive Officer denominated in euros (totaling the equivalent of $106 at the issuance date of the note) and collateralized by the 466,666 restricted ordinary shares held by the officer. Interest on the note was payable annually at a rate of 6% per annum. As the note receivable was recourse in nature, the note receivable plus accrued interest was reported in the Company’s consolidated balance sheets from 2006 to December 31, 2010 as a component of shareholders’ deficit. During 2011, the officer repaid the principal balance of the note and accrued interest in full as scheduled, and as of December 31, 2011, no amount remained outstanding.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20. Segment Reporting and Geographic Data

The Company has determined that it operates in one segment (see Note 2).

The geographic area data below summarizes subscription revenue and long-lived tangible assets for the significant countries in which the Company operates:

	Year Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Subscription revenue(1):
United States	$50,934	$78,776	$35,870	$50,833
United Kingdom	8,749	8,146	4,037	4,249
Ireland	4,735	4,474	2,309	1,942
All other countries	272	921	371	1,381

Total subscription revenue	$64,690	$92,317	$42,587	$58,405

	December 31,		June 30, 2012
	2010	2011
			(unaudited)
Long-lived tangible assets(2):
United States	$14,881	$21,607	$28,796
United Kingdom	2,247	2,304	2,487
Ireland	1,927	2,937	3,023

Total long-lived tangible assets	$19,055	$26,848	$34,306

(1)	Subscription revenue represents sales to external customers based on the location of the customer.

(2)	Long-lived tangible assets consist of property and equipment based on the country in which the assets are located and are reported at carrying value.

21. Valuation Accounts

Activity in allowance accounts related to accounts receivable and deferred tax assets consisted of the following:

	Balance at Beginning of Year	Charged to Operations		Deductions		Balance at End of Year
Year ended December 31, 2010:
Accounts receivable allowances	$271	814	(1)	(229	)(2)	$856
Deferred tax asset valuation allowance	$244	363		—		$607
Year ended December 31, 2011:
Accounts receivable allowances	$856	990	(1)	(609	)(2)	$1,237
Deferred tax asset valuation allowance	$607	368		—		$975

(1)	Amounts represent charges to general and administrative expense for increases to the allowance for doubtful accounts.

(2)	Amounts represent cash collections from customers for accounts previously reserved and write-offs of accounts receivable recorded against the allowance for doubtful accounts.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22. Subsequent Events

For its consolidated financial statements as of December 31, 2011 and for the year then ended, the Company evaluated subsequent events through May 17, 2012, the date on which those consolidated financial statements were originally issued, and through September 21, 2012, the date on which those consolidated financial statements were reissued.

On September 21, 2012, the company changed its corporate structure from a private limited company to a public limited company. A public limited company known as Fleetmatics Group PLC became the holding company of the FleetMatics group by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

On September 21, 2012, the Company effected a 1-for-1.5 reverse stock split of its ordinary shares (including the number of shares authorized and par value) and a proportional adjustment to the existing conversion ratio for each series of Preferred Shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred share conversion ratios.

23. Subsequent Events (unaudited)

For its interim consolidated financial statements as of June 30, 2012 and for the six months then ended, the Company evaluated subsequent events through August 20, 2012, the date on which those consolidated financial statements were originally issued, and through September 21, 2012, the date on which those consolidated financial statements were reissued.

On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the Management Services Agreement (see Note 19).

On September 18, 2012, the Company’s Board of Directors and shareholders increased the number of ordinary shares reserved for issuance under the 2011 Plan by 466,667 shares from 1,166,667 to 1,633,334.

On September 18, 2012, the Company’s Board of Directors adopted and shareholders approved the 2012 Employee Stock Purchase Plan. A total of 400,000 ordinary shares were reserved for future issuance under this plan, which will become effective upon closing of the Company’s initial public offering.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

SageQuest, Inc.

Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of SageQuest, Inc. and Subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income (loss), changes in stockholders’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SageQuest, Inc. and Subsidiaries as of December 31, 2008 and 2009 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note P, the consolidated financial statements for the years ended December 31, 2008 and 2009 have been restated to properly recognize certain revenues and related costs.

/s/ SS&G Financial Services, Inc.

Cleveland, Ohio

March 17, 2010 (July 28, 2011 as to the effects of the

     restatement discussed in Note P)

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2008	2009
	(Restated)	(Restated)
Assets
Current assets:
Cash	$2,036	$2,532
Accounts receivable, net	657	1,043
Inventories	417	403
Deferred product costs	1,109	1,336
Prepaid expenses	199	291

Total current assets	4,418	5,605
Property and equipment, net	885	745

Other assets:
Deferred product costs	2,325	2,923
Intangible assets, net	633	1,264
Other assets	145	127

Total assets	$8,406	$10,664

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Revolving line of credit	$50	$340
Accounts payable	575	802
Current portion—long-term obligations	19	18
Accrued expenses	543	539
Current portion—deferred revenue	2,053	2,547

Total current liabilities	3,240	4,246
Long-term obligations, net of current portion	1,439	1,146
Long-term deferred revenue, net of current portion	4,026	5,208

Stockholders’ equity (deficit):
Series D Convertible Preferred Stock, par $0.01, 50,104 shares authorized, issued and outstanding	1	1
Series C Convertible Preferred Stock, par $0.01, 100,421 shares authorized, issued and outstanding	1	1
Series B Convertible Preferred Stock, par $0.01, 77,500 shares authorized, issued and outstanding	1	1
Series A Convertible Preferred Stock, par $0.01, 15,000 shares authorized, issued and outstanding	—	—
Common Stock, par $0.01, 5,695,045 shares authorized, 359,280 issued and outstanding	4	4
Additional paid-in capital	8,614	8,654
Retained deficit	(8,920)	(8,597)

Total stockholders’ equity (deficit)	(299)	64

Total liabilities and stockholders’ equity (deficit)	$8,406	$10,664

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In thousands, except share and per share data)

	Year Ended December 31,
	2008	2009
	(Restated)	(Restated)
Net sales	$10,012	$13,708
Cost of sales	4,833	5,596

Gross profit	5,179	8,112

Operating expenses:
Sales and marketing	3,492	3,715
General and administrative	3,543	3,369
Research and development	579	607

Total operating expenses	7,614	7,691

Operating income (loss)	(2,435)	421

Other income (expense):
Other income	11	1
Interest expense	(47)	(99)

Total other income (expense)	(36)	(98)

Net income (loss)	$(2,471)	$323

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Par $0.01	Shares	Par $0.01
Balance, January 1, 2008, as previously reported	192,921	$2	359,280	$4	$4,897	$(5,576)	$(673)
Prior period adjustment—see Note P	—	—	—	—	—	(873)	(873)

Balance, January 1, 2008 (restated)	192,921	2	359,280	4	4,897	(6,449)	(1,546)

Sale of Series D Preferred Stock, net of issuance costs of $18	50,104	1	—	—	3,689	—	3,690
Stock option compensation	—	—	—	—	28	—	28
Net loss	—	—	—	—	—	(2,471)	(2,471)

Balance, December 31, 2008 (restated)	243,025	3	359,280	4	8,614	(8,920)	(299)
Stock option compensation	—	—	—	—	40	—	40
Net income	—	—	—	—	—	323	323

Balance, December 31, 2009 (restated)	243,025	$3	359,280	$4	$8,654	$(8,597)	$64

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year Ended December 31,
	2008	2009
	(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$(2,471)	$323
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	374	474
Bad debt expense	113	179
Amortization of discount to interest expense	1	—
Loan participation fee	—	20
Stock-based compensation	29	40
(Increase) decrease in:
Accounts receivable	(315)	(565)
Inventories	(161)	13
Deferred product costs	(1,464)	(824)
Prepaid expenses and other assets	(149)	(75)
Increase (decrease) in:
Accounts payable	(176)	227
Accrued expenses	108	(3)
Other long-term obligations	438	(314)
Deferred revenue	2,369	1,677

Net cash provided by (used in) operating activities	(1,304)	1,172

Cash flows from investing activities:
Purchases of property and equipment	(406)	(97)
Investment in intangible assets	(402)	(868)

Net cash used in investing activities	(808)	(965)

Cash flows from financing activities:
Net proceeds from (repayment of) revolving line of credit	(370)	290
Proceeds from bridge loan—related party	350	—
Net proceeds from (repayment of) long-term obligations	1,015	(1)
Net proceeds from sale of Series D Convertible Preferred Stock	2,476	—

Net cash provided by financing activities	3,471	289

Net increase in cash	1,359	496
Cash, beginning of year	677	2,036

Cash, end of year	$2,036	$2,532

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$65	$75
Supplemental disclosure of non-cash transactions:

During 2008, the outstanding principal and related accrued interest of convertible bridge notes payable—related parties in the amount of $448 was converted to 6,051 shares of the Company’s Series D Convertible Preferred Stock.

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

NOTE A – Summary of significant accounting policies

Nature of operations

SageQuest, Inc. and Subsidiaries are principally engaged in the business of delivering an end-to-end vehicle tracking solution enabling companies to effectively manage their mobile resources. The Company combines vehicle-based, GPS and wireless technology with a software or Internet website interface to deliver timely and accurate management information.

Background

SageQuest, Inc. was formed on October 20, 2005 for the purpose of acquiring all of the outstanding membership interests of SageQuest, LLC. SageQuest, LLC was formed in 2003.

SageQuest I, LLC, a wholly owned subsidiary of SageQuest, Inc., was formed on March 12, 2008 for the purpose of receiving loan proceeds from the Ohio Department of Development as discussed further in Note E.

The consolidated financial statements include the accounts of SageQuest, Inc., SageQuest, LLC, and SageQuest I, LLC (collectively referred to as “the Company”). All significant intercompany balances have been eliminated in consolidation.

Evaluation of subsequent events

The Company has evaluated subsequent events through March 17, 2010, as well as through July 28, 2011 as it relates to Note P. There were no subsequent events that have occurred through those dates which have not already been reflected in these financial statements and/or disclosed in the notes to these financial statements.

Accounts receivable

The Company reports trade accounts receivable at net realizable value. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. Allowance for doubtful accounts is approximately $80 and $71 at December 31, 2008 and 2009, respectively.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods and are stated at cost which approximates the lower of cost or market.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Routine maintenance and repairs are charged to operations as incurred. Depreciation and amortization are based on the straight-line method over the estimated useful lives of the related assets.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Intangible assets

The Company internally develops software that it markets to customers through hosting services as an application service provider. Costs incurred to internally develop software for the hosting service and certain costs related to software that was acquired, internally developed, or modified solely to meet the Company’s internal needs are capitalized. Certain costs incurred in prior years related to the conceptual formulation and design (research and development) of software to be licensed are expensed as incurred.

Amortization begins at the point in time the software is ready for its intended use. Computer software is considered ready for its intended use after all substantial testing has been completed. Amortization of software is based on a three to five year life (See Note D).

Costs incurred during the post-implementation/operations stage are typically expensed as incurred as they represent routine maintenance activities on the software. Qualifying costs of specific upgrades and enhancements are capitalized if it is determined that the upgrade or enhancement will result in new product functionality.

Patent licenses are recorded at historical cost of $638 and are being amortized on a straight-line basis over a period of 10 years. Accumulated amortization at December 31, 2009 and amortization expense for these assets was $34 in 2009. Estimated amortization expense for each of the years through December 31, 2014 is expected to be $64 annually.

Reclassifications

Certain reclassifications have been made to the 2008 consolidated financial statement presentation to correspond to the current year’s format. Total equity and net income are unchanged due to these reclassifications.

Financing costs

Debt issuance costs have been capitalized and are being amortized to interest expense on a straight-line basis over the term of the financing arrangements. Debt issuance costs, net of accumulated amortization, were $34 and $24 at December 31, 2008 and 2009, respectively, and are included in other assets. Expense recognized for these fees was $2 and $10 for the years ended December 31, 2008 and 2009, respectively.

Estimated future amortization expense is as follows at December 31, 2009:

2010	$6
2011	6
2012	6
2013	6

$24

Revenue recognition and deferred revenue and product costs

Revenue is recognized when earned. Specifically, the Company recognizes revenue when the price is fixed and determinable, upon persuasive evidence of an agreement, when it has fulfilled its obligations under any

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

such agreement and upon a determination that collection is probable. The Company earns revenues from the licensing of software and from related products sold to customers. The Company also earns revenues under service contracts, which generally provide service over a period of three years and are billed and recognized as incurred. Hardware, including installation revenue and software license revenues are recognized ratably over an estimated length of time taking into account the contract term, the useful life of the hardware and the high rate of customer renewals.

Product costs related to hardware and installation (not in excess of the related deferred product revenue) are also deferred and amortized over such period.

Research and development

Research and development costs are charged to operations when incurred.

Income taxes

Deferred income taxes are recorded to reflect timing differences between taxable income for financial statement and income tax reporting purposes.

During 2009, new accounting standards became effective in regards to uncertain tax positions. The new standards require that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities.

A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Upon adoption, the Company determined that these new standards did not have a material effect on prior financial statements and therefore no change was made to the opening balance of retained earnings. The new standards also require that changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs.

It is the Company’s policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company has no penalties or interest related to income taxes for the years ended December 31, 2008 and 2009. The earliest year that the Company is subject to examination is the year ended December 31, 2006.

Advertising expense

The Company expenses direct-response and print advertising costs as incurred. Advertising expenses, which include production costs related to lead generation, were $466 and $334 for the years ended December 31, 2008 and 2009, respectively.

Stock-based compensation

The Company accounts for stock-based compensation using the fair-value-base method.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Sales tax collected from customers

The Company collects sales tax from its customers on certain taxable sales that is remitted to various state governmental authorities when due. The Company’s policy is to record sales tax collected from customers as a component of accrued expenses on its consolidated balance sheet and not in its consolidated statement of income (loss).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments with various financial institutions which are insured up to FDIC limits.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company’s customer base. The Company has a group of customers that are all divisions of a single company. Each division makes decisions and operates independently. In total, the group of customers represents approximately 14% and 22% of the Company’s revenues as of December 31, 2008 and 2009, respectively.

NOTE B – Inventories

Inventories consist of the following at December 31:

	2008	2009
Raw materials	$115	$130
Work-in-progress	22	13
Finished goods	280	260

	$417	$403

NOTE C – Property and equipment

Property and equipment consists of the following at December 31:

	2008	2009
Computer equipment	$774	$856
Leasehold improvements	225	225
Office equipment	105	107
Furniture	104	117
Vehicles	42	42

	1,250	1,347
Less accumulated depreciation	(365)	(602)

	$885	$745

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Depreciation expense related to property and equipment was $179 and $237 for the years ended December 31, 2008 and 2009, respectively.

NOTE D – Capitalized software

Capitalized software costs consist of the following at December 31:

	2008	2009
Software costs	$1,113	$1,286
Software in progress	—	58

	1,113	1,344
Less accumulated depreciation	(481)	(683)

	$632	$661

Amortization expense related to capitalized software costs was $195 and $202 for the years ended December 31, 2008 and 2009, respectively.

Estimated future amortization expense is as follows at December 31, 2009:

2010	$168
2011	166
2012	166
2013	85
2014	76

$661

NOTE E – Financing arrangements

The Company obtained a loan from the Ohio Department of Development for $1,019 in December 2008. The lender has a second priority security interest in substantially all assets of the Company. The loan bears interest at a rate of 6.25%, plus a monthly service fee of one-twelfth (1/12) of 1% of the outstanding principal balance, which is included in long-term obligations on the balance sheet. Interest only payments are due monthly until January 1, 2011, at which point monthly payments of principal and interest totaling $31 per month are due. A participation fee of 10% of the total amount of the loan is due at maturity, December 2013, or if the loan is prepaid in full prior to maturity, the participation fee is due at the time of such prepayment. As of December 31, 2009, $20 has been accrued relating to this fee and is included in long-term obligations.

The Company’s future annual maturities of the Ohio Department of Development loan are as follows:

2010	$—
2011	319
2012	339
2013	361

$1,019

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Total interest expense related to the financing arrangements was $16 and $64 for the years ended December 31, 2008 and 2009, respectively.

On January 8, 2010, the Company renegotiated a revolving line of credit with a bank. The line provides for borrowings up to the lesser of $1,000 or the sum of eligible receivables less specific reserves determined by the lender. The line of credit is secured by substantially all of the assets of the Company and bears interest at the bank’s prime rate plus 1/2%. The bank’s prime rate was 4.0% at December 31, 2008 and 2009. Under the line of credit agreement, the Company is subject to certain restrictive covenants. The Company was in compliance with all covenants at December 31, 2008 and 2009. In addition to the above terms, the agreement also stipulates a fee on the unused portion of the line of 0.125%. Outstanding borrowings on the line of credit were $50 and $340 at December 31, 2008 and 2009, respectively. The line of credit expires on November 8, 2011.

NOTE F – Bridge loans—related party

In December 2007, the Company issued a $400 promissory note to a stockholder. The subordinated note was unsecured and accrued simple interest at an annual rate of 8.5%. In February 2008, the Company issued an additional promissory note of $350 to the same stockholder under the same terms. In April 2008, the outstanding principal and accrued interest totaling $766 was cancelled in exchange for 10,346 shares of the Company’s Series D Convertible Preferred Stock (See Note I).

Total interest expense related to the bridge loans was $17 for the year ended December 31, 2008.

NOTE G – Convertible bridge notes payable—related parties

In June 2007, the Company entered into several convertible bridge note agreements with certain stockholders of the Company totaling $418. The subordinated notes were unsecured and accrued simple interest at an annual rate of 8.5%. In April 2008 the outstanding principal and accrued interest totaling $448 was converted to 6,051 shares of the Company’s Series D Convertible Preferred Stock (See Note I).

In connection with the convertible bridge notes, the Company issued warrants to purchase the Company’s Common Stock at an exercise price of $2.49 per share (See Note K). The relative fair value of the warrants at the time of issuance was recorded as additional paid-in capital and reduced the carrying value of the notes. The discounts on the notes were amortized to interest expense over the term of the notes. Amortization expense related to the discounts of the convertible bridge notes was $1 for the year ended December 31, 2008 and was included in interest expense.

Interest expense related to the convertible bridge notes, excluding the discounts, was $12 for the year ended December 31, 2008.

NOTE H – Lease commitments

The Company leases office and warehouse facilities and certain equipment under lease agreements that are classified as operating leases. Commencing October 1, 2008, the Company entered into leases for office facilities and a warehouse which expire December 2013. The leases contain a rent free period followed by periodically escalating monthly rent charges. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between the amount of rent expense recorded and the amount paid is credited or charged to a liability account. Deferred rent expense of $43 and $53 is included in long-term obligations in the accompanying consolidated balance sheet at December 31, 2008 and 2009, respectively.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

In connection with the new office facilities lease the landlord reimbursed the Company $93 for general improvements to the leased space. The tenant allowance is recorded as a liability and is being amortized to rent expense over the term of the lease. The net unamortized tenant allowance was $89 and $71 at December 31, 2008 and 2009, respectively, and is included in long-term obligations in the accompanying consolidated balance sheet.

Rent expense under the above lease agreements amounted to $234 and $288 for the years ended December 31, 2008 and 2009, respectively.

Future minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

2010	$220
2011	231
2012	233
2013	234
2014	6

$924

NOTE I – Convertible Preferred Stock and accumulated dividends

During the year ended December 31, 2008, the Company sold 50,104 shares of the Company’s Series D Preferred Stock at a price of $74 per share for a total of $3,690 (net of issuance costs of $18), consisting of canceled and converted notes, as described in Note F and Note G to the consolidated financial statements and $2,494 in cash.

Each share of Convertible Preferred Stock is convertible at any time, at the option of the holder, into Common Stock based on a formula adding (i) the number of shares determined by multiplying the number of Preferred Stock, subject to adjustment to the conversion ratio in the event of stock splits, stock dividends and recapitalizations, to be converted by the applicable Liquidation Value and dividing the resulting product by the applicable Conversion Price, then in effect, plus (ii) the number of shares determined by dividing the total amount of any accrued and unpaid dividends with respect to such Preferred Stock to be converted by the then Fair Market Value of the Common Stock underlying such Preferred Stock determined on an as-converted basis assuming conversion of all Preferred Stock into shares of Common Stock. Each share of Preferred Stock will be automatically converted upon the closing of the Company’s initial public offering if the post-offering valuation of the Corporation is at least five times the original issue price and the gross proceeds to the Company are at least $20,000.

Each holder of Preferred Stock is entitled to vote with the holders of Common Stock on all matters on which the holders of Common Stock have the right to vote. Each share of Preferred Stock entitles its holder to the number of votes equal to the number of Common Stock into which such share of Preferred Stock is then convertible.

Series D Convertible Preferred Stock

In the event of a liquidation of the Company, the holders of Series D Preferred Stock will be entitled to receive, in preference to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Stock, and Common Stock, an amount equal to the Series D Liquidation Value per each share of Series D Preferred Stock (subject to adjustment for stock splits, stock dividends and recapitalizations) plus an amount equal to all accrued but unpaid dividends on such shares of Series D Preferred Stock.

The holders of shares of Series D Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of any Common Stock at a rate of 8% per annum of the Series D Liquidation Value of $74.00 (subject to adjustment for stock splits, stock dividends and recapitalizations). The Company accumulated dividends of $198 and $297 during the years ended December 31, 2008 and 2009, respectively. Accumulated and unpaid dividends on Series D Preferred Stock were $198 and $495 at December 31, 2008 and 2009, respectively.

Subsequent to December 15, 2010, the Company will redeem all or any portion of the outstanding shares of Series D Preferred Stock, upon the election of the majority holders of shares of Series D Preferred Stock for an amount equal to the original Series D Liquidation Value plus all accrued but unpaid dividends. Under the terms of the redemption arrangement, settlement of the obligation is payable in cash.

Series C Convertible Preferred Stock

In the event of a liquidation of the Company, the holders of Series C Preferred Stock will be entitled to receive, in preference to the holders of Series A Preferred Stock, Series B Preferred Stock and Common Stock, an amount equal to 150% of the Series C Liquidation Value per each share of Series C Preferred Stock (subject to adjustment for stock splits, stock dividends and recapitalizations) plus an amount equal to all accrued but unpaid dividends on such shares of Series C Preferred Stock.

The holders of shares of Series C Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of any Common Stock at a rate of 8% per annum of the Series C Liquidation Value of $49.79 (subject to adjustment for stock splits, stock dividends and recapitalizations). The Company accumulated dividends of $400 during each of the years ended December 31, 2008 and 2009. Accumulated and unpaid dividends on Series C Preferred Stock were $1,150 and $1,550 at December 31, 2008 and 2009, respectively.

Subsequent to December 15, 2010, the Company will redeem all or any portion of the outstanding shares of Series C Preferred Stock, upon the election of the majority holders of shares of Series C Preferred Stock for an amount equal to the original Series C Liquidation Value plus all accrued but unpaid dividends. Under the terms of the redemption arrangement, settlement of the obligation is payable in cash.

Series B Convertible Preferred Stock

In the event of a liquidation of the Company, the holders of Series B Preferred Stock will be entitled to receive, in preference to the holders of Series A Preferred Stock and Common Stock, an amount equal to the Series B Liquidation Value per each share of Series B Preferred Stock (subject to adjustment for stock splits, stock dividends and recapitalizations).

Series A Convertible Preferred Stock

In the event of a liquidation of the Company, the holders of Series A Preferred Stock will be entitled to receive, in preference to the holders of Common Stock, an amount equal to the Series A Liquidation Value per each share of Series A Preferred Stock (subject to adjustment for stock splits, stock dividends and recapitalizations).

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

NOTE J – Common Stock

At December 31, 2008 and 2009, 5,727,236 shares and 5,968,077 shares, respectively, of the Company’s Common Stock have been reserved for future issuance related to the conversion of shares of Convertible Preferred Stock and the exercise of stock options and warrants.

NOTE K – Warrants

During 2007, in connection with the issuance of convertible bridge notes payable, the Company issued warrants to purchase 16,787 shares of the Company’s Common Stock at an exercise price of $2.49 per share (See Note G). The warrants are exercisable for seven years from the date of issuance. The warrants had an estimated fair value of $4 which was determined using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes model include, a 63% expected volatility, a three year expected life, a 0% expected dividend yield and a risk-free interest rate of 4.96%.

NOTE L – Stock option plan

The Company has a stock incentive plan that provides for the granting of incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights to employees, consultants, officers, directors and other service providers. The purpose of the plan is to promote long-term growth and profitability by providing certain individuals with incentives to improve stockholder value and contribute to the Company’s growth and financial success.

No more than 334,248 shares of the Company’s Common Stock may be granted under the plan. The terms and conditions of stock incentives issued are determined at the discretion of the Company’s Board of Directors. At December 31, 2009, 92,166 shares are available to be granted with Board approval. If any award expires, becomes unexercisable, or is forfeited or surrendered, or if any shares of the Company’s Common Stock are surrendered as payment or settlement in connection with any award, the shares subject to the award and the surrendered shares will become available for issuance under the Plan.

Grantees vest in the options based on time limitations, as outlined in the stock option agreements. Vesting periods range from immediate to several years depending on the terms of the issuance agreement. Options granted under the plan are exercisable for a period not to exceed ten years. The weighted average grant-date fair value on all currently outstanding options is $0.49. The options outstanding at December 31, 2009 had a weighted average remaining contractual life of 5.1 years.

The stock options are valued at fair value on the grant date and compensation cost is expensed ratably over the vesting period. Fair value of the stock options has been estimated using the Black-Scholes option pricing model, whereby the significant inputs are as follows: expected life of three years, expected volatility rates of 63% to 74% estimated using the volatility of a public company in the same industry, no expected dividends and risk-free rates ranging from 2.53% to 4.81% estimated at the three year Treasury bill rate.

The Company granted 201,932 stock options during the year ended December 31, 2008. No options were granted during the year ended December 31, 2009. The weighted-average grant-date fair value of the options granted during the years ended December 31, 2008 was $0.50.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Total stock-based compensation expense recognized for the years ended December 31, 2008 and 2009 was $28 and $40, respectively. At December 31, 2009, there was $45 of unrecognized stock-based compensation cost expected to vest over the following three years.

	Number of Shares	Weighted- Average Exercise Price
Outstanding, January 1, 2008	40,150	$1.00
Granted	201,932	$1.00
Exercised	—
Cancelled	—

Outstanding, December 31, 2008	242,082	$1.00
Granted	—
Exercised	—
Cancelled	—

Outstanding, December 31, 2009	242,082	$1.00

Exercisable at December 31, 2009	153,574	$1.00

NOTE M – Retirement plan

The Company has a defined contribution plan covering substantially all employees. The plan provides that eligible employees can voluntarily contribute a portion of their earnings to the plan. Employees vest immediately in their contributions. The Company does not contribute to the plan.

NOTE N – Income taxes

Income taxes are summarized as follows for the years ended December 31:

	2008	2009
Federal:
Current	$—	$—
Deferred	834	(235)

	834	(235)
Valuation allowance	(834)	235

	$—	$—

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

The Company’s total deferred tax assets and liabilities are as follows at December 31:

	2008	2009
Current:
Deferred tax asset	$775	$929
Deferred tax liability	(377)	(454)

	398	475
Valuation allowance	(398)	(475)

	$—	$—

Non-current:
Deferred tax asset	$3,536	$3,568
Deferred tax liability	(941)	(1,284)

	2,595	2,284
Valuation allowance	(2,595)	(2,284)

	$—	$—

The current deferred tax asset results from the allowance for doubtful accounts, certain accruals and the current portion of deferred revenue. The current deferred tax liability results from the current deferred product costs. The non-current deferred tax asset results primarily from net operating loss carryforwards and the long-term portion of deferred revenues. The non-current tax liability results from the use of accelerated methods of depreciation of property and equipment and amortization of software costs for tax purposes and the non-current deferred product costs.

Subsequent to the issuance of the December 31, 2008 financial statements the Company changed its method of accounting for deferred revenue and deferred product costs for tax purposes. The resulting Federal net operating loss carryforwards as of December 31, 2008 was reduced from approximately $7,800 as previously reported, to approximately $6,300. At December 31, 2009, the Company had Federal net operating loss carryforwards totaling approximately $5,200, which may be used to reduce future tax liabilities and expire through year 2028.

Pursuant to the Section 382 of the Internal Revenue Code of 1986, utilization of net operating loss carryforwards may be subject to limitations if a cumulative change in ownership of more than 50 percent occurs over a three-year period, as defined.

Due to the Company’s history of operating and taxable losses, the realization of the deferred tax asset is uncertain. The Company has, therefore, provided a full valuation allowance against the net deferred tax asset.

NOTE O – Commitments

In December 2007, the Company entered into a software license agreement with an initial term of one year. The software license automatically renews for one year terms unless terminated in accordance with the license agreement. The minimum royalty fee due under the agreement was $45 and $70 for the years ended December 31, 2008 and 2009, respectively.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

In August 2007, the Company entered into a software license agreement with a software provider. The minimum license fee due under the contract is $430 and is payable in prepaid installments over the life of the contract. The contract expires December 31, 2010, but may be renewed each year for an additional twelve month period. The license fee is recognized monthly based on the Company’s customer usage of the related software. The accrued license fees due to the software provider will be offset against the prepaid minimum license fee. As of December 31, 2008, the prepaid balance was $139. As of December 31, 2009, the Company has paid a total of $327 of this license fee, of which $162 was included in prepaid expenses. A $10 data service fee is also due annually.

NOTE P – Restatement and prior period adjustment

During 2011, in the course of the Company’s review of its revenue recognition practices, the Company has determined that recognition of certain revenue and related costs as a separate unit of accounting in a multiple-element arrangement, pursuant to ASC 605-25 Multiple Element Arrangements was not appropriate and that certain revenue should be recognized over the estimated customer relationship instead of the stated contract term. The effect of correcting these matters was to reduce previously reported revenue by $913 and $276 for the years ended December 31, 2008 and 2009 and $1,877, a cumulative effect, for periods prior to 2008 and to reduce previously reported product costs by $497 and $122 for the years ended December 31, 2008 and 2009 and $1,004, a cumulative effect, for periods prior to 2008. Each of the corrections described above affect the timing of revenue and product costs but not the total amount of revenue and product costs ultimately to be recorded by the Company.

In addition to the above restated items, certain reclassifications have been made to the consolidated statements of income (loss), as restated for the years ended December 31, 2008 and 2009, as a result of management’s review of the allocation of certain expenses between the departments of the Company. Total equity and net income (loss) are unchanged due to these reclassifications.

The following is a summary of the effect of the restatement and reclassifications on the results of operations, financial position and cash flows as of and for the year ended December 31, 2008:

	Previously Reported	Impact of Restatement / Reclassification	Restated
Deferred product costs (current and long-term portion)	$1,933	$1,501	$3,434
Deferred revenue (current and long-term portion)	$3,287	$2,792	$6,079
Retained deficit	$(7,630)	$(1,290)	$(8,920)
Net sales	$10,925	$(913)	$10,012
Cost of sales	$4,335	$498	$4,833
Net loss	$(2,055)	$(416)	$(2,471)
Increase in deferred product costs	$967	$497	$1,464
Increase in deferred revenue	$1,456	$913	$2,369

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

The following is a summary of the effect of the restatement and reclassifications on the results of operations, financial position and cash flows as of and for the year ended December 31, 2009:

	Previously Reported	Impact of Restatement / Reclassification	Restated
Deferred product costs (current and long-term portion)	$2,983	$1,276	$4,259
Deferred revenue (current and long-term portion)	$5,095	$2,660	$7,755
Retained deficit	$(7,211)	$(1,386)	$(8,597)
Net sales	$13,984	$(276)	$13,708
Cost of sales	$4,496	$1,100	$5,596
Net income	$477	$(154)	$323
Increase in deferred product costs	$702	$122	$824
Increase in deferred revenue	$1,402	$276	$1,678

The income taxes disclosures have been updated to reflect the impact of the restatement.

NOTE Q – Other matters

Effective July 30, 2010, the Company merged with FleetMatics Group Ltd (FleetMatics). This transfer of interest had no impact on the historical basis of the Company’s financial statements. However, under U.S. generally accepted accounting principles for business combinations, these financial statements will be recast using fair value in FleetMatic’s opening balance sheet.

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share data)

	December 31, 2009	June 30, 2010
		(Unaudited)
Assets
Current assets:
Cash	$2,532	$3,105
Accounts receivable, net	1,043	876
Inventories	403	370
Deferred product costs	1,336	1,482
Prepaid expenses	291	366

Total current assets	5,605	6,199
Property and equipment, net	745	764
Other assets:
Deferred product costs	2,923	3,071
Intangible assets, net	1,264	1,349
Other assets	127	103

Total assets	$10,664	$11,486

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Revolving line of credit	$340	$340
Accounts payable	802	984
Current portion—long-term obligations	18	18
Accrued expenses	539	897
Current portion—deferred revenue	2,547	2,781

Total current liabilities	4,246	5,020
Long-term obligations, net of current portion	1,146	1,189
Long-term deferred revenue, net of current portion	5,208	5,549

Stockholders’ equity (deficit):
Series D Convertible Preferred Stock, par $0.01, 50,104 shares authorized, issued and outstanding	1	1
Series C Convertible Preferred Stock, par $0.01, 100,421 shares authorized, issued and outstanding	1	1
Series B Convertible Preferred Stock, par $0.01, 77,500 shares authorized, issued and outstanding	1	1
Series A Convertible Preferred Stock, par $0.01, 15,000 shares authorized, issued and outstanding	—	—
Common Stock, par $0.01, 5,695,045 shares authorized, 359,280 issued and outstanding	4	4
Additional paid-in capital	8,654	8,673
Retained deficit	(8,597)	(8,952)

Total stockholders’ equity (deficit)	64	(272)

Total liabilities and stockholders’ equity (deficit)	$10,664	$11,486

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

(In thousands, except share and per share data)

	Six Months Ended June 30,
	2009	2010
Net sales	$6,401	$8,049
Cost of sales	2,770	3,366

Gross profit	3,631	4,683

Operating expenses:
Sales and marketing	1,895	2,461
General and administrative	1,604	2,201
Research and development	274	326

Total operating expenses	3,773	4,988

Operating loss	(142)	(305)
Other income (expense):
Other income	1	—
Interest expense	(50)	(50)

Total other expense	(49)	(50)

Net loss	$(191)	$(355)

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Six Months Ended June 30,
	2009	2010
Cash flows from operating activities:
Net loss	$(191)	$(355)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	237	252
Bad debt expense	134	41
Loan participation fee	10	10
Stock-based compensation	20	20
(Increase) decrease in:
Accounts receivable	14	126
Inventories	(208)	33
Deferred product costs	(383)	(295)
Prepaid expenses and other assets	(149)	(51)
Increase (decrease) in:
Accounts payable	(303)	182
Accrued expenses	207	401
Other long-term obligations	(290)	(10)
Deferred revenue	674	574

Net cash provided by (used in) operating activities	(228)	928

Cash flows from investing activities:
Purchases of property and equipment	(21)	(147)
Investment in intangible assets	(698)	(208)

Net cash used in investing activities	(719)	(355)

Cash flows from financing activities:
Net proceeds from borrowings under revolving line of credit	290	—
Capital contribution (distribution)	(9)	—
Repayment of long-term debt obligations	(1)	—

Net cash provided by financing activities	280	—

Net increase (decrease) in cash	(667)	573
Cash, beginning of period	2,036	2,532

Cash, end of period	$1,369	$3,105

See accompanying notes to consolidated financial statements.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands, except share data)

NOTE A – Basis of Presentation

The accompanying consolidated financial statements include the accounts of SageQuest, Inc. and its wholly owned subsidiaries: SageQuest, LLC and SageQuest I, LLC (collectively referred to as “the Company”), after elimination of all intercompany accounts and transactions. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

These unaudited consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2010 and consolidated results of operations and cash flows for the six months ended June 30, 2009 and 2010. The results for the six months ended June 30, 2010 are not necessarily indicative of the results for the year ending December 31, 2010, or of any future period.

The consolidated balance sheet at December 31, 2009 was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted in these interim financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2008 and 2009.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – Financing arrangements

On January 8, 2010, the Company renegotiated a revolving line of credit with a bank. The line provides for borrowings up to the lesser of $1,000 or the sum of eligible receivables less specific reserves determined by the lender. The line of credit is secured by substantially all of the assets of the Company and bears interest at the bank’s prime rate plus 1/2%. The bank’s prime rate was 4.0% at June 30, 2010 and December 31, 2009. Under the line of credit agreement, the Company is subject to certain restrictive covenants. The Company was in compliance with all covenants at June 30, 2010 and December 31, 2009. In addition to the above terms, the agreement also stipulates a fee on the unused portion of the line of 0.125%. Outstanding borrowings on the line of credit were $340 at June 30, 2010 and December 31, 2009. The line of credit expires on November 8, 2011. The Company repaid the line of credit in full in July 2010.

The Company obtained a loan from the Ohio Department of Development for $1,019 in December 2008. The lender has a second priority security interest in substantially all assets of the Company. The loan bears interest at a rate of 6.25%, plus a monthly service fee of one-twelfth (1/12) of 1% of the outstanding principal balance, which is included in long-term obligations on the balance sheet. Interest only payments are due monthly until January 1, 2011, at which point monthly payments of principal and interest totaling $31 per month are due.

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands, except share data)

A participation fee of 10% of the total amount of the loan is due at maturity, December 2013, or if the loan is prepaid in full prior to maturity, the participation fee is due at the time of such prepayment. As of June 30, 2010, $31 has been accrued relating to this fee and is included in long-term obligations. The Company repaid the Ohio Department of Development loan in full in July 2010.

NOTE C – Intangible assets

Patent licenses are recorded at historical cost of $638 at June 30, 2010 and are being amortized on a straight-line basis over a period of 10 years. The carrying value of patent licenses at June 30, 2010 was $572, net of accumulated amortization of $66 at that date. Amortization expense for these assets was $5 and $31 for the six months ended June 30, 2009 and 2010, respectively. During the six months ended June 30, 2009 and 2010, the Company capitalized patent licenses totaling $575 and $0, respectively.

Capitalized software is recorded at historical cost of $1,552 at June 30, 2010 and is amortized on a straight-line basis over useful lives of three to five years. The carrying value of capitalized software at June 30, 2010 was $777, net of accumulated amortization of $775 at that date. Amortization expense for capitalized software was $111 and $92 for the six months ended June 30, 2009 and 2010, respectively. During the six months ended June 30, 2009 and 2010, the Company capitalized software costs totaling $123 and $208, respectively.

NOTE D – Stock-based compensation

The Company has a stock incentive plan that provides for the granting of incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights to employees, consultants, officers, directors and other service providers. No more than 334,248 shares of the Company’s Common Stock may be granted under the plan. The terms and conditions of stock incentives issued are determined at the discretion of the Company’s Board of Directors. At June 30, 2010, 92,166 shares were available to be granted with Board approval.

Compensation expense for awards with only a service condition is recognized on a straight-line method over the requisite service period. The fair value of stock options is estimated using the Black-Scholes option pricing model. For the six months ended June 30, 2009 and 2010, the Company recognized stock-based compensation expense of $20 and $20, respectively.

NOTE E – Commitments

The Company leases office and warehouse facilities and certain equipment under lease agreements that are classified as operating leases. The leases contain certain landlord incentives such as a tenant improvement allowance and rent free periods followed by periodically escalating monthly rent charges. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate such that rent expense per square foot is recognized on a straight-line basis over the terms of occupancy.

The Company has a software license agreement that automatically renews for one year terms unless terminated in accordance with the license agreement. As of June 30, 2010, the minimum royalty fee due under the agreement was $0.

The Company has a software license agreement with a software provider for which a minimum license fee of $430 is payable in prepaid installments over the life of the contract. The contract expires December 31,

SAGEQUEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands, except share data)

2010, but may be renewed each year for an additional twelve-month period. The license fee is recognized monthly based on the Company’s customer usage of the related software. The accrued license fees due to the software provider will be offset against the prepaid minimum license fee. As of June 30, 2010, the Company has paid a total of $367 of this license fee, of which $177 was expensed. As of June 30, 2010, the prepaid balance was $190. A $10 data service fee is also due annually.

NOTE F – Subsequent events

Effective July 30, 2010, the Company merged with FleetMatics Group Limited (“FleetMatics”) through the sale of all of its outstanding shares, at which time it became a wholly owned subsidiary of FleetMatics. This transfer of interest had no impact on the historical basis of the Company’s financial statements.

7,812,500 Shares

Ordinary Shares

PROSPECTUS

Barclays		BofA Merrill Lynch

RBC Capital Markets	Stifel Nicolaus Weisel	William Blair

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers.

To the fullest extent permitted by Irish law, our articles of association (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement prior to the closing of this offering) confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our articles of association also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our articles of association and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, our wholly-owned subsidiary, FleetMatics USA Group Holdings, Inc., is incorporated under the laws of the State of Delaware. All of our directors are also directors of FleetMatics USA Group Holdings, Inc. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Our wholly-owned subsidiary, FleetMatics USA Group Holdings, Inc. has entered into agreements to indemnify our directors to the maximum extent allowed under Delaware law. These agreements will, among other things, indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the company or that person’s status as a member of our Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Recent issuances of unregistered securities

Set forth below is information regarding option awards and unrestricted and restricted share issuances made by us within the past three years. Also included is the consideration, if any, received by us for such option awards and shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Option awards

In the past three years, we have awarded options to purchase an aggregate of 3,687,333 of our ordinary shares. The grant of the option awards and the issuance of ordinary shares upon the exercise of options were or will be made pursuant to Regulation S under the Securities Act, or Regulation S, or pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or Rule 701, or under Section 4(2) of the Securities Act as not involving a public offering, in each case, to the extent an exemption was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Share issuances

The following is a summary of securities issuances by FleetMatics Group Limited during the past three years:

On July 30, 2010, we issued an aggregate of 6,150,095 Series B redeemable convertible preferred shares at a price per share of $3.09 to Fleetmatics Investor Holdings, L.P.

On November 23, 2010, we issued an aggregate of 579,167 ordinary shares to certain of our employees upon the exercise of option awards. The 579,167 ordinary shares were issued for €0.02 per share (or $0.02 per share).

On November 23, 2010, we issued 28,333 ordinary shares to an employee upon the exercise of an option award. The 28,333 ordinary shares were issued for €0.21 per share (or $0.29 per share).

On November 23, 2010, we also converted 10,193,347 ordinary shares into 15,290,021 Series C redeemable convertible preferred shares.

On November 23, 2010, we issued 2,230,330 deferred shares to Fleetmatics Investor Holdings, L.P. for no consideration by way of a bonus issue of shares.

On November 23, 2010, we issued 4,285,714 Series C redeemable convertible preferred shares to Fleetmatics Investor Holdings, L.P. at a price per share of $3.50.

On February 23, 2012, we issued 5,000 ordinary shares to an employee upon the exercise of an option award. The 5,000 ordinary shares were issued for €0.02 per share (or $0.02 per share).

On February 23, 2012, we issued 3,333 ordinary shares and 10,000 ordinary shares to an employee upon the exercise of option awards. The 3,333 ordinary shares were issued for €0.02 per share (or $0.02 per share) and the 10,000 ordinary shares were issued for €0.75 per share (or $1.01 per share).

On August 15, 2012, we issued 16,666 ordinary shares to an employee upon the exercise of an option award. The 16,666 shares were issued for €0.75 per share (or $1.02 per share).

In September 2012, the shareholders of FleetMatics Group Limited exchanged their shares, including the shares referenced above, for identical shares in Fleetmatics Group PLC via a share-for-share exchange.

The issuances of ordinary shares were made pursuant to Regulation S or pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 or under Section 4(2) of the Securities Act as not involving a public offering, in each case, to the extent an exemption was required. In the case of issuances under Rule 701, all recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 8. Exhibits and financial statement schedules

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2012.

FLEETMATICS GROUP PLC

By:	/s/ James M. Travers
Name: James M. Travers Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ James M. Travers James M. Travers	Executive Director and Chief Executive Officer (Principal Executive Officer)	September 24, 2012

* Hazem Ben-Gacem	Non-Executive Director	September 24, 2012

* Andrew G. Flett	Non-Executive Director	September 24, 2012

* James F. Kelliher	Non-Executive Director	September 24, 2012

* J. Sanford Miller	Non-Executive Director	September 24, 2012

* Jack Noonan	Non-Executive Director	September 24, 2012

* Liam Young	Non-Executive Director	September 24, 2012

/s/ Stephen Lifshatz Stephen Lifshatz	Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	September 24, 2012

*By:	/s/ Stephen Lifshatz
Stephen Lifshatz Attorney-in-Fact

FLEETMATICS USA GROUP HOLDINGS INC.		Authorized Representative in the United States

By:	/s/ James M. Travers	September 24, 2012
Name: James M. Travers
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.

3.1	Articles of Association of the Registrant as in effect prior to this offering.

3.2	Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering.

4.1	Registration Rights Agreement, dated as of September 21, 2012 by and among Fleetmatics Investor Holdings, L.P., FleetMatics Group Limited and Fleetmatics Group Public Limited Company.

5.1	Form of Opinion of Maples and Calder, Irish legal counsel of the Registrant.

8.1	Form of Tax Opinion of Goodwin Procter.

8.2	Form of Tax Opinion of Maples and Calder (included in Exhibit 5.1).

10.1*	Subscription, Share Purchase and Shareholders Agreement dated as of November 19, 2010 among the Registrant and certain of its shareholders.

10.2*	Lease Agreement between FleetMatics USA, LLC and Newton Wellesley Executive Office Park LLC, dated as of December 30, 2010 in respect of the Registrant’s Wellesley, Massachusetts headquarters facilities, or the Boston headquarters.

10.3*	First Amendment of Lease between Newton Wellesley Executive Office Park LLC and FleetMatics USA, LLC dated as of July 7, 2011 in respect of the Boston headquarters.

10.4	Management Services Agreement, dated November 23, 2010, by and among Privia Enterprises Limited, FleetMatics Group Limited and the persons listed in Schedule 1 thereto as modified on August 20, 2012.

10.5	Credit Agreement, dated as of May 10, 2012, by and among FleetMatics Group Limited, FleetMatics USA Group Holdings, Inc., FleetMatics USA Holdings, Inc., FleetMatics (UK) Limited, FleetMatics IRL Limited, FleetMatics Patents Limited, SageQuest LLC, FleetMatics USA, LLC, Wells Fargo Capital Finance, LLC and the other lenders party thereto.

10.6*	Form of Indemnification Agreement entered into between the Registrant and its officers and directors.

10.7*	Form of Indemnification Agreement entered into between FleetMatics USA Group Holdings, Inc. and its officers and directors.

10.8	Restated Employment Agreement, dated July 11, 2012 between FleetMatics Group Limited, and James Travers.

10.9	Employment Agreement, dated December 6, 2010 between FleetMatics Group Limited, FleetMatics USA, LLC and Stephen Lifshatz.

10.10	Amended and Restated Service Agreement, dated September 20, 2012, between FleetMatics Ireland Limited and Peter Mitchell.

10.11	Employment Agreement, dated July 30, 2010 between FleetMatics Group Limited, FleetMatics USA, LLC (formerly known as FleetMatics USA, Inc.) and Dennis Abrahams.

10.12	Employment Agreement, dated June 14, 2011 between FleetMatics Group Limited, FleetMatics USA, LLC (formerly known as FleetMatics USA, Inc.) and Andrew Reynolds.

10.13	Employment Agreement, dated January 4, 2012 between FleetMatics Group Limited, FleetMatics USA, LLC (formerly known as FleetMatics USA, Inc.) and Karen Leavitt.

10.14	Employment Agreement, dated June 4, 2012 between FleetMatics Group Limited, FleetMatics USA, LLC and Jorge Diaz.

Exhibit No.	Description

10.15	Amended and Restated Service Agreement, dated September 20, 2012 between FleetMatics Ireland Limited and John Goggin.

10.16	Amended and Restated 2004 Share Option Plan of the Registrant.

10.17	2011 Stock Option and Incentive Plan of the Registrant, as amended, and form of agreement thereunder.

10.18	2012 Employee Share Purchase Plan.

10.19	Senior Executive Cash Incentive Bonus Plan.

10.20	Non-Employee Director Compensation Policy.

21.1	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of SS&G, Inc., Independent Auditors.

23.3	Form of Consent of Maples and Calder (included in Exhibit 5.1).

23.4*	Consent of Frost & Sullivan.

24.1*	Powers of Attorney (included on signature page).

99.1*	Confidential Submission No. 1 submitted to the SEC on May 18, 2012.

99.2*	Amendment No. 1 to Confidential Submission submitted to the SEC on July 11, 2012.

*	Previously filed.